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JUL 2 2010
WASH. D.C.
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SECTION

COVER SHEET

AA/S
12-31-09

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SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos
(Contact Person)

633-7631
(Company Telephone Number)

12	31
Month	*Day*

(Fiscal Year)

17A
(Form Type)

Month *Day*
(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

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LCU

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STAMPS

RECEIVED
2010 JUL 14 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Remarks: Please use BLACK ink for scanning purposes.


10016016

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES

1. For the fiscal year ended **December 31, 2009**

2. SEC Identification Number **184044**   3. BIR Tax Identification No. **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. **Pasig City, Philippines**
   Province, Country or other jurisdiction of incorporation or organization

6. [ ] (SEC Use Only)
   Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600**
   Address of principal office   Postal Code

8. **(632) 633-7631**
   Registrant's telephone number, including area code

9. **Not Applicable**
   Former name, former address, and former fiscal year, if changed since last report.

10. Securities registered pursuant to Sections 8 and 12 of the RSC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
Common Stock	**6,797,191,657**
Long-term Debt	**9,000,000,000**

11. Are any or all of these securities listed on a Stock Exchange.

    Yes [/]   No [ ]
    If yes, state the name of such stock exchange and the classes of securities listed herein:

    Philippine Stock Exchange
    Common Stock

12. Check whether the registrant:

    (a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder and Sections 26 and

141 of The Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided the assumptions are set forth in this Form. (See definition of "affiliate" in "Annex B").

The aggregate market value of stocks held by non-affiliates is ₱44,988,956,237.

TABLE OF CONTENTS

PART I - BUSINESS AND GENERAL INFORMATION

Item 1. Description of Business

(A) Business Development

JG Summit Holdings, Inc. (the Company), which is controlled by the Gokongwei Family, was incorporated in November 1990 as the holding company for a group of companies with substantial business interests in branded consumer foods, agro-industrial and commodity food products, property development and hotel management, telecommunications, air transportation, petrochemicals and international capital and financial services. In addition, the Company has business interests in other sectors, including power generation and insurance.

The Company is one of the largest and most diversified conglomerates within the Philippines. The Company was listed on the PSE in 1993.

The Company and its subsidiaries (the Group), conduct business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao.

The Group also has a branded foods business in the People's Republic of China (PRC) and the ASEAN region and an interest in a property development company in Singapore.

The Company has not been into any bankruptcy, receivership or similar proceedings for the past two years.

The Gokongwei Family beneficially owns approximately 26.03% of the outstanding share capital of the Company. In addition, certain members of the Gokongwei Family are trustees of the Gokongwei Brothers Foundation, which holds interest in approximately 29.38% of the existing outstanding share capital of the Company.

(B) Business of Issuer

The industry segments where the Company and its subsidiaries and affiliates operate are summarized below:



Digital Telecommunications Philippines, Inc. and subsidiaries (49.82%)
JG Summit Petrochemical Corp. (100%)
CP Air Holdings Inc. and Subsidiaries (100%)
Robinsons Savings Bank Corp. (100%)
Telecommunications
Petrochemicals
Air Transportation
Bank
JG Summit Holdings, Inc.
Power Generation
Property Development and Hotel Management
Foods, Agro-Industrial & Commodity Food Products
Supplementary Businesses
First Private Power Corporation (20%)
Robinsons Land Corporation and Subsidiaries (60.11%)
Universal Robina Corporation and Subsidiaries (63.87%)
JG Summit (Cayman), Ltd. (100%)
JG Summit Philippines Ltd. and Subsidiaries (100%)
JG Summit Limited (100%)
Unicon Insurance Brokers Corp. (100%)
Express Holdings, Inc. and Subsidiaries (100%)
JG Summit Capital Services Corporation and Subsidiaries (100%)

The following table shows the breakdown of the Company's revenues and net profits from continuing operations by business areas (in millions except % amounts):

	REVENUES						NET PROFITS					
	2007		2008		2009		2007		2008		2009	
	Peso	%	Peso	%	Peso	%	Peso	%	Peso	%	Peso	%
Food, Agro-Industrial and Commodity Food Products	37,743	49	45,483	46	50,478	47	3,288	37	234	(34)	2,483	29
Air Transportation	15,025	20	19,698	20	23,286	22	3,614	41	(3,260)	470	3,258	38
Telecommunications	8,313	11	11,351	11	14,020	13	583	7	(985)	142	129	2
Real estate and hotels	9,485	12	12,650	13	13,279	12	2,781	31	3,868	(557)	4,865	57
Petrochemicals	5,151	7	9,284	9	6,135	6	(722)	(8)	(674)	97	(511)	(6)
Banks	1,378	2	1,039	1	1,135	1	285	3	144	(21)	204	2
Other Supplementary Businesses	275	-	368	-	186	-	669	8	230	(33)	(1,983)	(23)
Adjustments/elim	(685)	-1	(805)		(564)	-1	(1,689)	(19)	(251)	36	101	1
Total from continuing operations	76,685	100	99,068	100	107,955	100	8,809	100	(694)	100	8,546	100

Information as to domestic and foreign revenues, including foreign currency denominated revenues and dollar linked revenues, and their contributions to total revenues follow (in millions except % amounts):

	2007		2008		2009	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
Domestic	56,369	74	70,162	71	77,752	72
Foreign	20,316	26	28,906	29	30,203	28
	76,685	100	99,068	100	107,955	100

a) BRANDED CONSUMER FOODS, AGRO-INDUSTRIAL AND COMMODITY FOOD PRODUCTS

Business Development

The Company operates its food business through Universal Robina Corporation (URC), which is one of the largest branded food product companies in the Philippines and has a growing presence in other Asian markets. URC was founded in 1954 when Mr. John Gokongwei, Jr. established Universal Corn Products, Inc., a cornstarch manufacturing plant in Pasig. URC is involved in a wide range of food-related businesses, including the manufacture and distribution of branded consumer foods, production of hogs and day-old chicks, manufacture of animal and fish feeds, glucose and veterinary compounds, flour milling and sugar milling and refining. URC is a dominant player with leading market shares in Savory Snacks, Candies and Chocolates, and is a significant player in Biscuits, with leading positions in Cookies and Pretzels. URC is also the largest player in the RTD Tea market, and is a respectable 2nd player in the Coffee business.

Principal Products or Services
URC operates its food business through operating divisions and wholly owned or majority-owned subsidiaries that are organized into three core business segments: branded consumer foods, agro-industrial products and commodity food products.

Branded consumer foods (BCF), including URC's packaging division, is the largest segment contributing about 77.6% of revenues for the fiscal year ended September 30, 2009. Established in the 1960s, URC's BCF division manufactures and distributes a diverse mix of snack, chocolate, candy, biscuit, bakery, beverage, noodles and tomato based-products. The manufacture, distribution, sales and marketing activities for URCS's consumer food products are carried out mainly through the branded consumer foods group consisting of snack foods, beverage and grocery divisions, although URC conducts some of its branded consumer foods operations through its wholly-owned or majority-owned subsidiaries and joint venture companies (e.g. Hunt-URC and Nissin-URC). URC established Packaging division to engage in the manufacture of polypropylene films for packaging companies. The bi-axially oriented polypropylene plant (BOPP), located in Batangas, began commercial operations in June 1998. URC also formed the Food Service and Industrial Division that supplies BCF products in bulk to certain institutions like hotels, restaurants and schools.

In 2004, URC introduced and manufactured ready to drink tea in PET bottles, C2. URC expanded the beverage product line to include functional beverages such as fitness and energy drinks. In 2006, URC supplied certain flexible packaging materials to BCF through its wholly-owned subsidiary, CFC Clubhouse Property, Inc. In 2007, URC acquired the water manufacturing facilities and trademark from Nestle Water Philippines Inc., to expand its water business. In 2008, URC acquired General Milling Corp.'s (GMC) Granny Goose brand and snacks line which further expanded its snacks product lines. In December 2009, URC likewise, acquired the coffee plant facilities of GMC to add capacities to its existing coffee business.

In 2000, URC expanded its BCF business more aggressively into other Asian markets primarily through its subsidiary, URC International and its subsidiaries in China: Shanghai Peggy Foods Co. Ltd., Panyu Peggy Foods Co. Ltd. and URC Hongkong Co. Ltd.; in Malaysia: URC Snack Foods (Malaysia) Sdn. Bhd. and Ricellent Sdn. Bhd.; in Thailand: URC (Thailand) Co. Ltd.; in Singapore: URC Foods (Singapore) Pte. Ltd. ; in 2007, Acesfood Network Pte, Ltd. and in 2008 Advanson International Pte. Ltd: Acesfood Network Pte, Ltd. in 2007 and Advanson International Pte, Ltd. in 2008; in Indonesia: PT URC Indonesia. In 2006, URC started operations in Vietnam through its subsidiary URC Vietnam Company Ltd. The Asian operations contributed about 22.9% of URC's revenues for the fiscal year ended September 30, 2009.

URC has a strong brand portfolio created and supported through continuous product innovation, extensive marketing and experienced management. Its brands are household names in the Philippines and a growing number of consumers across Asia are purchasing URC's branded consumer food products.

URC's agro-industrial products segment operates three divisions, which engage in hog and poultry farming (Robina Farms or "RF"), the manufacture and distribution of animal feeds, glucose and soya products (Universal Corn Products or "UCP"), and the production and distribution of animal health products (Robichem). This segment contributed approximately 11.6% of the sale of goods and services in fiscal year 2009.

URC's commodity food products segment engages in sugar milling and refining through its Sugar divisions URSUMCO, CARSUMCO and SONEDCO and flour milling and pasta manufacturing through URC Flour division. In 2008, URC acquired PASSI I and II, which provided additional capacity to our existing sugar mills. In fiscal 2009, the segment contributed approximately 10.8% of aggregate sale of goods and services.

The percentage contribution to URC's revenues for the three years ended September 30, 2007, 2008 and 2009 by each of URC's principal product categories is as follows:

	For the fiscal years ended September 30		
	2007	2008	2009
Branded Consumer Foods	75.2%	76.5%	77.6%
Agro-Industrial Products	15.0	12.3	11.6
Commodity Food Products	9.8	11.2	10.8
	100.0%	100.0%	100.0%

The geographic percentage distribution of the Company's revenues for the period ended September 30, 2007, 2008 and 2009 is as follows:

	For the fiscal years ended September 30		
	2007	2008	2009
Philippines	80.9%	79.6%	77.1%
ASEAN	17.4	18.4	21.6
China	1.7	2.0	1.3
	100.0%	100.0%	100.0%

Customers

URC's businesses are not dependent upon a single customer or a few customers that a loss of anyone of them would have a material adverse effect on the Company. URC has no single customer that, based upon existing orders, will account for 20.0% or more of its total sale of goods and services.

Distribution, Sales and Marketing

URC has developed an effective nationwide distribution chain and sales network that it believes provide its competitive advantage. URC sells its branded food products primarily to supermarkets, as well as directly to top wholesalers, large convenience stores, large scale trading companies and regional distributors, which in turn sell their products to other small retailers and down line markets. URC's branded consumer food products are distributed to approximately 124,000 outlets in the Philippines and sold through its direct sales force and regional distributors. URC intends to enlarge its distribution network coverage in the Philippines by increasing the number of retail outlets that its sales force and distributors directly service.

The branded consumer food products are generally sold by URC either from salesmen to wholesalers or supermarkets, and regional distributors to small retail outlets. 15 to 30 day credit terms are extended to wholesalers, supermarkets and regional distributors.

URC believes that its emphasis on marketing, product innovation and quality, and strong brand equity has played a key role in its success in achieving leading market shares in the different categories where it competes. In particular, URC launched Jack n' Jill as a master umbrella brand in order to enhance customer recognition of its products. URC devotes significant expenditures to support advertising and branding to differentiate its products and further expand market share both in the Philippines and its overseas markets, including funding for advertising campaigns, such as television commercials and radio and print advertisements, as well as promotions for new product launches by spending on average 5.6% of its branded consumer food division's net sales this year.

Competition

URC faces competition in all segments of its businesses both in the Philippine market and in international markets where it operates. URC believes that the principal competitive factors include price, taste, quality, convenience, brand recognition and awareness, advertising and marketing, availability of products and ability to get its product widely distributed.

Generally, URC faces competition from both local and multinational companies in all of its markets. Major competitors in the market segments in which it competes include, in the Philippines, Liwayway Manufacturing Corp., Columbia Foods International, Republic Biscuit Corporation, Suncrest Foods Inc., Del Monte Phil. Inc., Monde Nissin Corporation, Nestle Philippines Inc., San Miguel Pure Foods Company Inc. and Kraft Foods Inc. Internationally, major competitors include Procter & Gamble, Effem Foods/Mars Inc., Lotte Group, Perfetti Van Melle Group, Mayora Inda PT, Calbee Group, Apollo Food, Frito-Lay, Nestle S.A., Cadbury Schweppes Plc, Groupe Danone S.A. and Kraft Foods International.

Competition in the Philippine food and beverage industry is expected to increase in the future with increased liberalization of trade by the Philippine government and the predicted accompanying growth in imports due to the World Trade Organization (WTO), and ASEAN Free Trade Area (AFTA). Under the WTO, tariff rates on food and agricultural items are being decreased and import quotas are being eliminated among member countries, including the Philippines. AFTA is a free trade area formed by 10 South East Asian countries, including the Philippines. Under AFTA, tariffs on manufactured goods, including processed agricultural products, are being minimized or eliminated over a 15-year period starting January 1, 1993, and non-tariff barriers will be subsequently phased out.

The day-old chicks market is cyclical, very competitive and principally domestic. URC believes that the principal competitive factors are chick quality, supply dependability, price, and breeder performance for broiler chicks. For layer chicks, competitive factors are egg productivity and disease resistance. Principal competitors are RFM Corp. and Math Agro for broiler chicks and Bounty Farms, Inc. for both broiler and layer chicks.

The live hog market is highly fragmented, competitive and principally domestic. URC believes that the principal competitive factors are quality, reliability of supply, price and proximity to market. URC's principal competitors are San Miguel Corp. (Monterey) and Foremost Farms, Inc. The main competition is from backyard raisers who supply 65%-75% of the total pork requirement in the country. In 2009, the hog population decreased by 20-25% because of disease outbreaks and farm closure(s) due to high cost inputs (Feeds) and lower live weight prices (due to lower consumer spending). Due to the decrease in supply it is expected that farm gate prices will relatively be higher in the first half of 2010 pending any increase in pork importation.

The commercial animal feed market is highly fragmented and its products compete primarily with domestic feed producers. As of September 30, 2009, there were 200 registered feed mills in the Philippines, 25% of which sell commercial feeds. URC believes the principal competitive factors are quality and price. URC's principal competitors are B-Meg and UNAHCO (Sarimanok & Thunderbird). A number of multinationals including Cargil Purina Phils. Inc., CJ and Sun Jun of Korea, and Bew Hope of China are also key players in the market.

The animal health products market is highly competitive. The market is dominated by multinationals and URC is one of only a few Philippine companies in this market. Its principal competitors are Pfizer, Inc., Univet Pharmaceuticals Ltd., and Merial Limited, a company jointly owned by Merk and Co., Inc. and Aventis S. A. URC believes that the principal competitive factors are brand equity, price, product effectiveness and customer services.

Enhancement and development of New Products

URC intends to continuously introduce innovative new products, product variants and line extensions in the snackfoods (snacks, biscuits, candies, chocolates and bakery), beverage and grocery (instant noodles and tomato-based) products. In 2008, URC acquired GMC's Granny Goose brand and snacks line to add products to its savory snacks line. This fiscal year alone, URC's Branded Consumer Foods has introduced 93 new products.

URC also plans to selectively enter and expand its presence in segments of the Philippine beverage market through the addition of branded beverage products designed to capture market share in niches that complement its existing branded snack food product lines. In 2004, URC introduced and manufactured ready to drink tea in PET bottles, C2. URC expanded the beverage product line to include functional beverages such as fitness and energy drinks. In 2007, URC acquired the water manufacturing facilities and trademark (Hidden Spring) from Nestle Water Philippines and entered into a licensing agreement with Societe Des Produits Nestle S.A., to manufacture and sell the products carrying the "Nestle Pure Life" trademark in the Philippines. In December 2009, URC likewise, acquired the coffee plant facilities of GMC to add capacities to its existing coffee business.

Raw Materials/Suppliers

A wide variety of raw materials are required in the manufacture of URC's food products, including corn, wheat, flour, sugar, glucose and potatoes, some of which are purchased domestically and others URC imports. URC also obtains a major portion of its raw materials from its agro-industrial and commodity food products divisions, such as glucose, flour and sugar and pet bottles and flexible packaging materials from wholly owned subsidiary CFC Clubhouse Property, Inc. A portion of flexible packaging is purchased both locally and from abroad (Korea and Japan), while Tetra-pak packaging is purchased from Singapore. URC's policy is to maintain a number of suppliers for its raw and packaging materials to ensure a steady supply of quality materials at competitive prices. However, the prices paid for raw materials generally reflect external factors such as weather conditions, commodity market fluctuations, currency fluctuations and the effects of government agricultural programs. In the past year, URC has experienced higher prices for majority of its core raw materials including wheat and cooking oils. While the Company has increased the prices of certain products to reflect the increased price of raw materials, it has not been able to pass on the full extent of such increases. In response to these developments, URC realigned its resources to improve its operational efficiencies. This strategy includes manufacturing its products in countries where the raw materials are available at the lowest cost.

For its day-old chicks business, URC requires a number of raw materials, including parent stock for its layer chicks, grandparent stock for its broiler chicks and medicines and other nutritional products. URC purchases the parent stock for its layer chicks from Hendrix Genetics and from Hy-Line International in the United States under exclusive distribution agreements for the Philippines. URC purchases the grandparent stock for its broiler chicks from Hubbard SAS in France. URC purchases a significant amount of the vitamins, minerals, antibiotics and other medications and nutritional products used for its day-old chicks business from its Robichem division. URC purchases vaccines from various suppliers, including Merial, Intervet Philippines, Inc. (through authorized local distributor Castle Marketing and Vetaide Inc.) and Boehringer Ingelheim GmbH and Ceva.

For its live hog business, URC requires a variety of raw materials, primarily imported breeding stocks or semen. The Company purchases all of the feeds it requires from its Universal Corn Products division and substantially all of the minerals and antibiotics for its hogs from its Robichem division. Ample water supply is also available in its locations. URC maintains approximately one month of inventory of its key raw materials.

For its animal health products, URC requires a variety of antibiotics and vitamins, which it acquires from suppliers in Europe and Asia (particularly China). For its commercial animal feed products, URC requires a variety of raw materials, including corn grains, soya beans and meals, feed-wheat grains, wheat bran, wheat pollard, rice bran, copra meal and fish meal. Tapioca starch and soya bean seeds, on the other hand, are required for its liquid glucose and soya bean products, respectively. Corn is generally sourced from local corn traders and imports from suppliers in China and Europe for feed-wheat and from United States for soya bean seeds. URC imports tapioca starch from a number of suppliers, primarily in Vietnam and Thailand. URC purchases solvents locally from Shell Chemicals Philippines through authorized local distributor Chemisol Inc. for use in the extraction of soya oil and other soya-products from soya beans. URC maintains approximately two months physical inventory and one month in-transit inventory for its imported raw materials.

URC obtains sugar cane from local farmers. Competition for sugar cane supply is very intense and is a critical success factor for its sugar business. Additional material requirements for the sugar cane milling process are either purchased locally or imported.

Wheat, the principal raw materials for flour milling and pasta business, is generally purchased through forward contracts from suppliers in the United States, Canada and Australia.

URC maintains a number of suppliers for its raw materials to ensure a steady supply of quality materials at competitive prices. URC believes that alternative sources of supplies of the raw materials that it uses are readily available. The Company's policy is to maintain approximately 30 to 90 days of inventory.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract

URC owns a substantial number of trademarks registered with the Bureau of Trademarks of the Philippine Intellectual Property Office. In addition, certain of its trademarks have been registered in other Asian countries in which it operates. These trademarks are important in the aggregate because brand name recognition is a key factor in the success of many of URC's product lines. In the Philippines, URC's licensing agreements are registered with the Philippine Intellectual Property Office.

URC also uses brand names under licenses from third parties. These licensing arrangements are generally renewable based on mutual agreement. URC's licensed brands include:

Swiss Miss milk shakes and cocoa mix for sale in the Philippines;

Nissin's Cup instant noodles for sale in the Philippines;
Hunt's tomato and pork and bean products for sale in the Philippines; and
Nestle Purelife for sale in the Philippines

URC has obtained Intellectual Property Office certificates of registration for its licensing agreements with Nissin-URC, Hunt-URC and Societes Des Produits Nestle S.A. URC was also able to renew its licenses with Nissin-URC and Hunt-URC for another term.

Regulatory Overview

As a manufacturer of consumer food and commodity food (flour) products, URC is required to guarantee that the products are pure and safe for human consumption, and that URC conforms to standards and quality measures prescribed by the Bureau of Food and Drug.

URC's sugar mills are licensed to operate by the Sugar Regulatory Administration. The Company renews its sugar milling licenses at the start of every crop year.

All of URC's livestocks and feeds products have been registered with and approved by the Bureau of Animal Industry, an agency of the Department of Agriculture which prescribes standards, conducts quality control tests of feed samples, and provides technical assistance to farmers and feed millers.

Some of URC's projects, such as the sugar mill and refinery and poultry and hog farm operations, certain snacks products, BOPP packaging, flexible packaging and PET bottle manufacturing, are registered with the Board of Investments (BOI), which allows URC certain fiscal and non-fiscal incentives.

Effects of Existing or Probable Governmental Regulations on the Business

URC operates its businesses in a highly regulated environment. These businesses depend upon licenses issued by government authorities or agencies for their operations. The suspension or revocation of such licenses could materially and adversely affect the operation of these businesses.

Research and Development

URC also develops new products and variants of existing product lines, researches new processes and tests new equipment on a regular basis in order to maintain and improve the quality of its food products. In the Philippine operations alone, about ₱42 million was spent for research and development activities for fiscal year 2009 and approximately ₱41 million and ₱26 million for fiscal years 2008 and 2007, respectively.

URC has research and development staff for its branded consumer foods and packaging divisions of approximately 92 people located in its research and development facility in Metro Manila. URC conducts extensive research and development for new products, line extensions for existing products and for improved production, quality control and packaging as well as customizing products to meet the local needs and tastes in the international markets.

URC has dedicated research and development staff for its agro-industrial business of approximately 34 persons. Its researchers are continually exploring advancements in breeding and farming technology.

URC also has a diagnostic laboratory that enables it to perform its own serology tests and offers its laboratory services directly to other commercial farms and Robichem offers its laboratory services at a minimal cost as a service to some of its customers.

Transactions with Related Parties
URC, in its regular conduct of business, has engaged in transactions with the Company and the latter's affiliates. The Company provides URC Group with certain corporate center services including corporate finance, corporate planning, procurement, human resources, legal and corporate communications. The Company also provides URC with valuable market expertise in the Philippines as well as intra-group synergies.

Costs and Effects of Compliance with Environmental Laws
The operations of URC are subject to various laws enacted for the protection of the environment, including the Pollution Control Law (R.A. No. 3931 as amended by P.D. 984), the Solid Waste Management Act (R.A. No. 9003), the Clean Air Act (R.A. No. 8749), the Environmental Impact Statement System (P.D. 1586) and the Laguna Lake Development Authority (LLDA) Act of 1966 (R.A. No. 4850). URC believes that it has complied with all applicable environmental laws and regulations, an example of which is the installation of wastewater treatments in its various facilities. Compliance with such laws does not have, and in URC's opinion, is not expected to have, a material effect upon URC's capital expenditures, earnings or competitive position. As of September 30, 2009, URC has invested about ₱195 million in wastewater treatment in its facilities in the Philippines.

b) PROPERTY DEVELOPMENT AND HOTEL MANAGEMENT

Business Development
The Company, through Robinsons Land Corporation (RLC), which is one of the Philippines' leading real estate developers in terms of revenues, number of projects and total project size, has adopted a diversified business model, with both an "investment" component, in which it develops, owns and operates commercial real estate projects (principally shopping malls, high-rise office buildings and hotels) and a "development" component, in which it develops residential real estate projects for sale (principally residential condominiums, middle-cost to upscale residential developments and low-and-middle cost lots and houses in its subdivision developments).

RLC was incorporated on June 4, 1980 and its shares were offered to the public in an initial public offering and were subsequently listed in the Manila Stock Exchange and the Makati Stock Exchange (predecessors of the Philippine Stock Exchange) on October 16, 1989. RLC had successful follow-on offering of primary and secondary shares in October 2006 where a total of 932.8 million shares were offered to domestic and international investors generating USD223 million or ₱10.87 billion in proceeds. Of this amount, approximately ₱5.3 billion was raised from the primary portion, intended to fund its capital expenditure programs for fiscal 2007. The additional shares were listed on October 4, 2006.

On March 4, 2009, the Securities and Exchange Commission (SEC) approved the plan of merger of RLC's Parent Company with wholly owned subsidiaries, Robinsons Homes, Inc. (RHI), Trion Homes Development Corporation (THDC) and Manila Midtown Hotels and Land Corporation (MMHLC). The merger resulted to enhance operating efficiencies and economies, increased financial strength through pooling of resources and more favorable financing and credit facilities. No shares were issued by RLC Parent Company in exchange for the net assets of RHI, THDC and MMHLC.

The merger was accounted for similar to a pooling of interest method because the combined entities were under common control, therefore, has no effect on the consolidated financial statements of RLC.

Principal Products or Services
RLC has five business divisions: a) Commercial Centers, b) Office Buildings, c) Residential Buildings, d) Housing and Land Development, and e) Hotels.

a.) Commercial Centers
RLC's Commercial Center Division develops, leases and manages shopping malls throughout the Philippines. As of fiscal 2009, it operated 26 shopping malls; comprising 6 malls in Metro Manila and 20 malls in other urban areas throughout the Philippines, with a gross floor area of approximately 1,430 million square meters. As of September 30, 2009, it had ten new shopping malls in the planning and development stage for completion in the next two to three years.

b.) Office Buildings
As of September 30, 2009, this division has completed six office buildings, all located in Metro Manila. These office projects are primarily developed as investment properties, to be leased to tenants.

c.) Residential Building
This division develops middle-cost to upscale residential developments for sale/pre-sale. As of September 30, 2009, RLC's residential buildings division had a portfolio of 29 residential condominium projects, of which 16 had been completed and 13 projects under various stages of development.

d.) Housing and Land Development
RLC's Housing and Land Development Division develops and sells affordable and middle-cost residential lots and houses aimed predominantly at the lower to middle-income market sector. Most of RLC's housing and land projects are set up as joint ventures with the owners of the land. As of fiscal 2009, RLC's housing and land development division had 34 ongoing projects, of which 12 had been completed, while 18 had been substantially sold.

e.) Hotels
RLC's Hotels division owns and operates hotels within Metro Manila, Cebu City and Tagaytay City. RLC's hotels division currently has a portfolio of four hotels, the Crowne Plaza Galleria Manila, Holiday Inn Galleria Manila, Cebu Midtown Hotel and Tagaytay Summit Ridge Hotel.

The percentage contribution to RLC's revenues for the three years ended September 30, 2007, 2008 and 2009 by each of business segment is as follows:

	For the fiscal years ended September 30		
	2007	2008	2009
Commercial Centers	41.3%	33.9%	39.3%
Residential Buildings	28.8%	41.1%	35.3%
Office Buildings	8.8%	8.3%	10.6%
Housing and Land Development	7.6%	6.1%	4.9%
Hotels	13.5%	10.6%	9.9%
	100.0%	100.0%	100.0%

Competition
RLC competes with a number of domestic property developers in the real estate industry, as well as with established domestic and foreign hotel operators. RLC believes there is no single property company that has a significant presence in all sectors of the property market. In the commercial centers business, RLC believes that it has two major competitors since

other players in the shopping mall business are significantly smaller. With respect to residential buildings segment, RLC has two major competitors. The first competitor is positioned differently from RLC that it has more of a focus on the luxury market segment. The second competitor targets the same general market segment and offers a similar range of products. In the housing and land development division, RLC has more competitors since it does not enjoy the same "early mover" advantage. Based on public records, independent industry reports and its own market knowledge, RLC believes that it is among the top five housing and land project developers in the Philippines in terms of revenues, from sales. With respect to hotel operations, the hotel business in the Philippines has not been particularly robust in the post-Asian financial crisis. RLC has entered into marketing tie-ups such as its affiliated airline Cebu Pacific, to boost its market share and promote domestic tourism.

Raw Materials/Suppliers
Construction and development of malls, high-rise office and condominium units as well as land and housing construction are awarded to various reputable construction firms subject to a bidding process and management's evaluation of the price and qualifications of and its relationship with the relevant contractor. Most of the materials used for the construction are provided by the contractors themselves in accordance with the underlying agreements, although sometimes RLC will undertake to procure the construction materials when it believes that it has an advantage in doing so.

Customers
RLC has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions
RLC leases significant portions of its commercial centers and office buildings to various subsidiaries and affiliates. Anchor tenants of the shopping malls are generally composed of affiliates in the retail trade business, namely Robinsons Department Store, Robinsons Supermarket and Handyman. Other affiliates include Top Shop, Robinsons Savings Bank and Cebu Pacific. Digitel also provides RLC with telecommunications services from time to time. RLC's lease contracts and/or supply services with these affiliate companies are under commercial terms at least as favorable as the terms available to non-affiliated parties.

Regulatory Overview
The real estate industry in the Philippines is subject to significant government regulation over, among other things, land acquisition and title issuance, development planning and design, construction, and mortgage financing, refinancing and pre-selling. Republic Act No.7279 requires developers of proposed subdivision projects to develop an area for socialized housing equivalent to at least 20% of the total subdivision area or total subdivision project cost, at the option of the developer. Alternatively, the developer may opt to buy socialized housing bonds issued by various accredited government agencies or enter into joint venture arrangements with other developers engaged in socialized housing development. RLC has benefited from providing low-income housing or projects of such types which are financially assisted by the government. These policies and programs may be modified or discontinued in the future. The government may also adopt regulations which may have the effect of increasing the cost of doing business for real estate developers. Under current law, income derived by domestic corporations from the development and sale of socialized housing which currently, among other things, must have a basic selling price of ₱300,000, is exempt from project related income taxes. Under the current Investment Priorities Plan (IPP) issued by the BOI, mass housing projects including development and fabrication of housing components, are eligible for government incentives subject to certain policies and guidelines.

In the future, since the sale of socialized housing units comprise a portion of homes sold by RLC, any changes in the tax treatment of income derived from the sale of socialized housing units may affect the effective rate of taxation of RLC.

The Philippine Economic Zone Authority (PEZA) is a government corporation that operates, administers and manages designated special economic zones (Ecozones) around the country. PEZA registered enterprises locating in an Ecozone are entitled to fiscal and non-fiscal incentives such as income tax holidays and duty free importation equipment, machinery and raw materials. Information technology (IT) enterprises offering IT services (such as call centers and business process outsourcing using electronic commerce) are entitled to fiscal and non-fiscal incentives if they are PEZA-registered locators. RLC actively seeks PEZA registration of its buildings, as this provides significant benefits to its tenants. As of fiscal September 2009, the Robinsons Pioneer mixed-use complex is in a PEZA Ecozone, the Robinsons Equitable Tower and Robinsons Summit Center are PEZA-registered buildings. A number of malls are also PEZA-registered..

United Industrial Corporation Limited

In May 1999, the Company, through a subsidiary, acquired a 23% stake in a Singapore listed company, United Industrial Corporation Limited (UIC) which is one of the largest property developers in Singapore owning various office buildings that are located in prime locations. In December 2009, the Company's indirect interest in the shares of UIC increased to 35.37%. Other than the Company, the only significant stockholder in UIC is the United Overseas Bank group of Singapore.

c) TELECOMMUNICATIONS

Business Development

The Company, through its subsidiary Digital Telecommunications Phils, Inc. (DIGITEL), provides voice and data services through wireless and wireline technology in the Philippine telecommunications industry. DIGITEL continues to be the second largest provider of wirelines in the country in terms of working lines. Through 694 regional and local exchanges, DIGITEL telephones are now available in 281 towns and cities throughout Luzon. As of December 31, 2009, DIGITEL had a total of over 600,000 installed lines and over 400,000 working lines.

DIGITEL's voice products and services include the provisioning of local call, national and international toll services, enhanced through DIGITEL's suite of value added services, payphones and prepaid phone cards via Digitel prepaid (Digikard) & Digitel prepaid IDD (DGMax) brands. Existing foreign and domestic carrier interconnection agreements enable sufficient transmission capacities for efficient and cost-effective routing. Interconnection with Philippine-based and some international Carriers involves the use of IP (Internet Protocol). Quality customer service assistance is provided through the improved LEC Helper and the Kamustahan Program Web Application. These systems support standardization of the Customer Care interfaces.

In addition to wireline voice services, DIGITEL's data division, Enterprise Business Unit, offers corporate customers and consumers access to high-speed data transmission and Internet services through domestic and international leased line services, frame relay and dedicated Internet service. In response to future requirements for convergent technologies enabling simultaneous voice and data service transmissions, the ongoing expansion of the highly successful Asymetric Digital Subscriber Line (ADSL) project addresses the growing demand for broadband access in both business and high-end residential markets in Luzon. DIGITEL's current network expansion commitment to build a fiber-optic broadband facility strategically strengthens DIGITEL's transmission coverage throughout Luzon, Visayas and Mindanao, ensuring reliable and efficient nationwide connectivity to major metropolitan business and commercial districts.

DIGITEL Crossing, a joint venture between DIGITEL, East Asia Netcom Philippines, Inc. (a wholly owned company of Asia Netcom) and Asia Netcom Philippines, Inc. (formerly Philippine Crossing Land Corporation) was granted its franchise last November 2003 to construct, install, establish, operate and maintain telecommunications systems throughout the Philippines by Congress under Republic Act No. 9235. It brings competitive and high speed capacities to the local telecoms environment, thus enabling the growth of new businesses such as call centers, software design, and other IT services that leverage the Philippines' competitive advantage in the world economy. Together with Enterprise Business Unit's Luzon-wide broadband backbone, this joint venture helped spur wide-spread Internet and high-speed data usage and familiarity around the country.

On September 18, 2001, DIGITEL established Digitel Mobile Philippines, Inc. (DMPI), a wholly owned subsidiary, to provide wireless public and private telecommunications services.

On March 29, 2003, DMPI commercially launched its wireless mobile services under the Sun Cellular brand. Sun Cellular offers the latest in GSM technology, providing voice services (local, national, international calling), messaging services (short text or multimedia messaging), outbound and inbound international roaming, broadband wireless technology, and value-added services such as Mobile Internet, and up-to-date downloadable contents like ringtones, dialtunes, picture messages, and logos. Sun Cellular pioneered the 24/7 intra-network unlimited wireless services by introducing 24/7 Call and Text Unlimited (CTU) and 24/7 Text Unlimited (TU) services in Philippines' mobile telecommunications industry.

Principal Products or Services

To capture a significant market share in the fierce telecommunications industry competition, the Wireline Voice communications offers a wide range of products and services to its customers, some of which are as follows:

<u>Fixed Landline</u>

- **DIGITEL CHOICE PLANS** are comprehensive business and residential telephone subscription packages. These subscription plans provide unlimited local calls at very affordable fixed basic monthly fee. These CHOICE plans come in metered and non-metered services with national and international calls. All CHOICE plans come with Internet-ready feature.
- **DIGITEL prepaid** is DIGITEL's hassle-free pre-paid phone card that gives subscriber convenient access to phone, fax, and internet from any DIGITEL postpaid and prepaid landline phone, including payphones.
- **DIGITEL prepaid IDD** is another prepaid service of DIGITEL that allows international call either through DIGITEL's postpaid lines, prepaid lines or payphones. With as low as P3/minute to top international destinations, callers, especially families of Overseas Filipino Workers, can now make frequent voice calls and engage in longer talk time, breaking all affordability barriers.

<u>Wireless Landline</u>

- **SunTel Wireless Landline** was introduced to meet the increasing demand for new services using the wireless technology. This new service is powered by Sun Cellular. SunTel provides unlimited local calls with the convenience of mobility and affordability of its NDD and IDD rates. Customers can also choose between getting the line service only (at a lower monthly service fee) or with a free phone.

DIGITEL provides the following wireline data communications services to both the consumer and the business subscribers.

Consumers

- **DSL plus** is the internet service we provide to our consumers. It comes in several packages that suit the speed requirement of every household and it also offers the best rates in the market today with its Plan 888, Plan 999, Plan 1199, and Plan 1500.

Business (SMEs and Corporate)

Data Services

- **Domestic Leased Line** - Delivers fast, reliable and secure dedicated point-to-point connection from your head office to the rest of the country, 24 hours a day, 7 days a week. Speeds range from 64 Kbps up to 155 Mbps. It is an ideal tool in exchanging critical information for data, voice or video. compared to ISPs, they can choose to avail shared bandwidth Corporate Internet Service that has 2:1 and 4:1 bandwidth ratio.
- **International Private Leased Circuit** - Let Digitel usher your company to the global business arena by providing you with global reach. Digitel brings your international connectivity with our International Private Leased Circuit (IPLC) - dedicated point-to-point connections that span from the Philippines to United States and Asia Pacic delivered through strategic partnerships with major international carriers. Digitel owns a Point-of-Presence (POP) in Los Angeles, California and a partnership with foreign operators to offer international last mile facilities.
- **IP-VPN or Virtual Private Network** - IP VPN (Internet Protocol Virtual Private Network) is a cost-effective, secure, reliable and scalable way of building a private network for companies based on MPLS or Multi-Protocol Label Switching Technology. IP VPN sites are fully-meshed and support any-to-any connectivity with end-to-end quality of service (QoS). It is well-suited for converged voice, data and video applications.

Internet Services

- **DIA or Dedicated Internet Access** - When the internet is crucial to the success of your business, entrust your internet access solutions to Digitel, a company that has a track record of providing premium internet services. Digitel's Dedicated Internet Access (DIA) offers high-speed solutions for growing businesses that need high performance and full time dedicated internet access. This service offers a range of options to suit your access needs and support all your mission-critical communications.
- **Bandwidth on Demand (BOD)** allows customers to utilize bandwidth over and above their subscribed plan. Higher bandwidth is made available to the customer anytime its business requires, without the hassle of application for an upgrade of service.
- **Business DSL** – Digitel's Business DSL delivers the speed you need for performing bandwidth-intensive network tasks, but costs only a fraction of the price of E1 and other dedicated access services. Our business-grade broadband connection allows businesses to realize more productivity and cost savings right away. Get as much as 4.5Mbps with Digitel's Business DSL service.

Managed Services

Digitel Managed Services improves the performance and availability of your network by extending expert monitoring and management of your Data Services. Digitel Managed Services enhances the end-to-end management of your network by pro-actively monitoring and advising you of incidents and faults. It gives you the option of maintaining your own CPE or renting it from us. Periodic Performance Reports will be provided to you so you can plan ahead and manage your business.

- **Managed Router -** Digitel managed router service enhances end-to-end management of your network which includes installation, configuration, monitoring and management of routers. It improves network performance and availability by extending expert monitoring and management of your routers.

DIGITEL's Wireless Communications Services (WCS) represented by Sun Cellular, offers the latest in GSM technology, providing voice services (local, national, international calling), messaging services (short text or multimedia messaging), outbound and inbound international roaming (currently available in selected countries in Asia, Africa, Europe, and North and South America), broadband wireless technology, and value-added services such as Mobile Internet, and up-to-date downloadable contents like ringtones, dialtunes, picture messages, and logos.

<u>Postpaid Services</u>

Sun Cellular Postpaid Plans offer customers a variety of services that respond to their communication needs. The services offered are: Local and International Calls and SMS, Mobile Internet and Wireless Landline available under Postpaid plans with varying monthly service fees. In its commitment to provide innovative services at affordable prices, Sun Cellular has made available the following products:

- **Regular Plans –** These plans were designed to address individual customers' different needs. It offers customers the freedom to enjoy unlimited calls and/or texts by giving them the option to enroll in Sun's unlimited services: Sun-to-Sun Call & Text Unlimited and Text Unlimited. Customers are also given the flexibility to make calls and texts to other networks with Sun's low rates. These plans come in 2 variants: 350 and 600.
- **Sun Group Plans –** These plans give more value for money and designed for those who seek to build stronger ties with family and friends. Sun Group Plans come in three variants: Sun Group Plan 699, Sun Group Plan 899 and Sun Group Plan 999. Sun Group Plans come with as much as three phones and 3 lines.
- **Fixed Load Plans –** This is a manageable and worry-free postpaid service for individuals and companies who want to control their mobile telephone spending and that of their immediate circle of dependents. This plan has a fixed monthly service fee, but offers the flexibility and the convenience of using prepaid services.
- **Sun EasyLine and Sun EasyPhone Plans –** A Sun Cellular service that provides subscribers one of the easiest ways to own a postpaid line as it requires only a valid ID. Sun EasyLine comes in two variants, namely: EasyLine 250 and EasyLine 400. EasyLine 250 includes 24/7 Text Unlimited and 20 minutes of local Sun-to-Sun calls daily for only P250 monthly. Sun EasyLine 400 on the other hand has a monthly rate of P400 and includes Call & Text Unlimited. Rewards of P50 regular load are given for every early payment made by the subscriber. Sun EasyPhone provides subscribers with a package inclusive of Easy Line 250 plus a new phone for as low as P1,500 and with as much as P100 regular load rewards for early payment.

- **Sun Elite Series** – Launched on October 2009, Sun Elite Series provides Postpaid subscribers three Unlimited services in one product. Sun Elite Plans are inclusive of 24/7 local Sun-to-Sun Call and Text Unlimited, Unlimited Mobile Internet with speeds of up to 2 Mbps on their HSDPA phone, and Unlimited local landline calls powered by SunTel Wireless Landline. Moreover, Sun Elite Series subscribers get to enjoy free IDD minutes to the IDD 10 countries, free texts to other networks, and consumable amounts for voice calls and selected value added services. Sun Elite Series are available at Plans: 1,500, 2,500 and 3,500.

- **Sun Easy Postpaid** – Sun offers another easy way to avail of a Postpaid line with Sun Easy Postpaid. Subscription to this service requires only the following: one (1) valid I.D. with address; filled-out Postpaid Application Form; Cash-out for the phone and the Advanced Monthly Service Fee. This service has no holding period but rewards loyal subscribers with good paying habits monthly rebates on their second year of subscription that allows them to get the phone cost back.

- **SunTel Wireless Landline** – Launched April 2009, Digitel and Sun Cellular introduced this new wireless landline service that offers unlimited local landline to landline calls. Consumers can choose from four (4) SunTel Wireless Landline Plans: SunTel Plan 499, SunTel Line-Only 350, Easy SunTel 350 and SunTel Supplementary Line 249. This service is available in NCR including Rizal and in Bulacan, Pampanga, Tarlac, Benguet/Baguio, Nueva Ecija, Pangasinan, Isabela, Albay, Camarines Sur, Batangas, Laguna and Zambales regions.

    - **SunTel Plan 499** – For only P499 per month, SunTel subscribers get a free phone and enjoy unlimited local landline to landline calls. It offers mobile phone selections such as the Nokia 1208, LG KP105 and Samsung C450, and fixed wireless terminals such as ZTE WP621, Huawei ETS 3023 and LG-Nortel LGP-430.

    - **SunTel Line-Only 350** – For just P350 per month, SunTel subscribers get a SunTel SIM which they can use for unlimited local landline calls. Subscribers may use a spare Sun Cellular or open-line phone with this service. SunTel Line-Only Plan 350 is subject to a 3-month lock-in period.

    - **Easy SunTel 350** – For just P350 per month, SunTel subscribers get a SunTel SIM with unlimited local landline calls only. Subscribers will not have to worry about paying anything in excess of the monthly service fee since the NDD, IDD and mobile call features are barred. What's best about this service is that it's very easy to get. The only requirement is a Valid ID.

    - **SunTel Supplementary Line 249** – For just P249 per month, existing Sun Cellular postpaid subscribers can get a SunTel SIM with unlimited local landline calls. This Supplementary Line 249 is subject to a 6-month lock-in period.

- **Sun Double Unlimited (SDU)** – Launched September 2009, this new 2-in 1 SIM service is another innovation for Sun Cellular. It combines Mobile Postpaid service with a wireless Landline service from Digitel. Sun Postpaid subscribers will just have to pay an additional Php 249 in their Monthly Service Fee, to enjoy unlimited Sun-to-Sun and unlimited local landline services in one SIM. This service is initially available in Metro Manila, Province of Rizal, Naga, Cam Sur and Legaspi, Albay. To subscribe just dial *738# or text SDU(space) ON and then send to 2738.

Prepaid Service

Sun Cellular's Prepaid Service continues to attract more and more subscribers as its products are specifically designed to provide subscribers with the best-value choices tailored to fit their specific needs and wants.

Sun Cellular is known for its Call and Text Unlimited (CTU) products, which allow subscribers to enjoy 24 hours of Sun-to-Sun voice calls and texts for as low as P25 per day. Meanwhile, Sun's Text Unlimited (TU) products offer unlimited Sun-to-Sun SMS with free voice calls. For as low as P10, subscribers can have unlimited SMS and up to 5 minutes of calls to other Sun users for one day.

Sun Cellular's regular loads, on the other hand, can be used to call or text mobile users of Sun and/or other networks. This type of load is available in call cards with denominations of P50, P150, P300, and P500, or via Xpress Load from P10-P149, P150, P300, and P500. For loading a minimum of P20 regular load, the subscriber can immediately enjoy free texts to all networks.

New Business

In 2009, Sun Cellular further strengthened its Sun Broadband Wireless (SBW) service, with more and more internet users clamoring for its affordable broadband wireless service at break-neck speeds. Sun Broadband Wireless service utilizes the most advanced 3.5G HSPA (High-Speed Packet Access) technology on an all-IP network. To address the various needs of the market Sun Broadband Wireless has a wide range of plans and offerings to choose from:

Sun Broadband Wireless Postpaid

- **SBW Plan 649** – the lowest unlimited broadband plan in the market with speeds of up to 2Mbps. Plan 649 is offered exclusively for existing Sun Cellular Postpaid subscribers , thus allowing them to enjoy CTU 24/7 and unlimited broadband for as low as P999 per month (Postpaid Plan 350 + Plan P649)
- **SBW Plan 799** –for those subscribers who do not have a Sun Cellular Postpaid Plan, they can avail of Plan 799. Under Regular Plan 799, customers get a free modem with a lock-in period of 24 months. And for those who do not want a lengthy lock-in period, they can avail of EasyBroadband 799 by just presenting a valid ID and paying upfront for the modem.
- **SBW Plan 1399** - For those who want more bandwidth, Plan 1,399 is also available, with speeds of up to 3Mbps.
- **3G-ready WiFi Routers** – In addition to offering attractive plans, Sun Broadband Wireless now has offerings that will allow users to share their broadband connection via a 3G-ready WiFi router. This practically allows subscribers to set-up their own hotspot anytime, anywhere.

Sun Broadband Wireless Prepaid

- **SBW Prepaid P1895 Kit** – This Sun Broadband Wireless Kit was launched in March 2009. During its launch, a kit was initially loaded with 5 hours free internet usage. Today, this P1,895 Prepaid kit is now packed with 180 hours of FREE internet usage valid for 30 days.
- **SBW Prepaid 888 Kit** – Launched November 2009, this new Sun Broadband Wireless Prepaid Kit is now the most affordable mobile broadband prepaid kit in the market at only P888. What's more is that it's packed with a 1-day unlimited internet load!

Prepaid loads

- **Regular Loads** – For P10 with internet usage valid for two hours.
- **SBW P50** – Another innovation from Sun! It's the first One-Day Unlimited load to hit the market that can be used by Sun Broadband Prepaid Subscribers as well as Sun Regular Prepaid Subscribers.
- **SBW100** – For P100, this prepaid internet load comes with 12 hours Internet usage valid for four (4) days.
- **SBW300** – For P300, this prepaid internet load comes with 48 hours Internet usage valid for 10 days.
- **Internet25 (i25)** –For just P25, prepaid subscribers can enjoy three (3) hours Internet usage valid for one (1) day. By just texting i25 to 272, subscribers can convert their Regular Load to i25,giving them the flexibility they want.

<u>Value-Added Services</u>

Sun Cellular continues to keep its subscribers up to date with the latest value-added service offerings that will not hurt their pockets. Value-Added Services include:

- **Sun Mobile Internet** – Sun subscribers can access various internet services like email, search, chat, and social networking sites like Friendster, through their mobile phones. There's no need for a PC or a laptop. Sun Mobile Internet offers quality broadband speeds with its 3G/HSDPA network, at an affordable price of P10/30 minutes (valid for 2 hours). Recently, Sun launched new cost efficient rates of P50/ unlimited 1 day and P25/ 3 hours (valid for 1 day use).
- **Sun DialTunes** – Sun Cellular's ring back tone (RBT) service. This service allows subscribers to personalize their ring back tone with songs and sounds of their choice. Sun subscribers can choose from Sun Cellular's vast collection of music tracks, comic spoofs, sound effects and even celebrity recordings.
- **Unlitones** – Launched October 2009, Sun Cellular prepaid subscribers can now enjoy unlimited ringtone downloads for 24 hours. Subscribers simply need to go to the nearest Sun Xpressload retailer and pay P5 to avail the service. They will then receive an SMS list of ringtones (mono/polytone) that they could download from Unlitones within 24 hours from time of purchase. This service is offered in all Sun Xpress load retailers nationwide.
- **Give-a-Load** – With its enhanced features, subscribers can give all of the Sun load variants to other Sun subscribers. This means that regular load, unlimited, and combo call and text product- can all be sent to fellow Sun subscribers.
- **Sun iMessenger** – Sun Cellular's mobile instant messaging (IM) service allows Sun Cellular subscribers to chat with their IM buddies on the largest IM services. Service is available on pay-per-use and unlimited subscription.
- **TxtBlitz** – This is an easy-to-use and cost-effective way for businesses to send messages to multiple recipients via a simple internet-protocol connection.
- **Zlango** – Launched November 2009, Sun Cellular brings texting to a different level through fun icons which add new life to Sun subscribers' messages.

- **Gimme Load** – Launched July 2009, Sun subscribers can now ask for load from their family and friends in the Sun network for free. They simply need to text GIMME <mobile number of the family/ friend from whom they will ask load> then send to 2293. Sun prepaid subscribers can request for load up to three (3) times per day.

- **SMS2EMAIL** – Service that allows subscribers to send and receive email by just using their Sun phone (no internet needed).

- **Sun Alertz** – A service that allows Sun subscribers to post tweets and status updates on their favorite social networking sites for as low as P1/txt! (no internet connection needed)

International Services

- **Sun IDD10** – This is Sun Cellular's permanent International Direct Dialing service that allows all postpaid and prepaid subscribers to call the following countries for only US$0.10 per minute: mainland USA, Canada, China, Hong Kong, Singapore, Thailand, Guam, Malaysia, Macau and Brunei. Unlike the promotional IDD services of other mobile companies, IDD10 does not require customers to register, use any access code, or load a different call card.

- **Sun Todo Tawag** – Sun Todo Tawag IDD service is the lowest mobile IDD rate of Sun for prepaid subscribers. For only P2 per minute, subscribers can call U.S. (Main), Canada, China, Singapore and Hong Kong using any of Sun's prepaid SIMs. Subscribers can also call other countries for as low as P5 per minute. Sun Todo Tawag IDD service is available via call cards in P100 and P50 denominations valid for 30 days and 15 days, respectively. It is also available via Xpressload.

- **iSMS Promo** – Launched June 2009, Sun Cellular has made texting abroad even more affordable. For only P2 per text, Sun subscribers can send international SMS to 10 countries using any Sun postpaid or prepaid SIM. 10 countries include U.S.(main), Canada, Singapore, UAE, Hong Kong, Malaysia, Macau, Japan, Qatar and Brunei. All Sun subscribers can also stay connected with their loved ones in 40 other countries including China, Australia, Thailand, India, Indonesia, Greece, Bahamas, Guam and Hawaii for only P5 per international text. Original promo dates were June 21 to September 20, 2009 but was renewed to January 15 to March 31, 2010.

- **International Roaming** – Sun Cellular offers roaming services for its subscribers who travel to countries in Asia, North and South America, Europe and Africa by partnering with key mobile operators around the globe. As of December 31, 2008, Sun Cellular's International roaming coverage has grown to over 300 operators in more than 100 destinations.

- **Prepaid Roaming** – Launched June 2009, Sun's Prepaid Roaming Service can be activated in any Sun Prepaid SIM. What makes Sun Cellular's service unique is that family and friends in the Philippines can send unlimited texts to the Sun subscriber abroad by loading any of Sun Cellular's unlimited texting products. Furthermore, Sun Cellular's Prepaid Roaming service does not require a maintaining balance in order to receive text messages. Sun Prepaid Roaming service is initially available in Hong Kong, Singapore, China, Macau and Malaysia.

- **Budget Roaming Text** – Launched October 2009, all Sun subscribers can now send text messages to the Philippines while roaming abroad for only P5/msg.

- **Sun Call Back Service** – Launched August 2009, Prepaid subscribers can send a free text message to their loved ones abroad for a call back request on their Sun number. Prepaid subscribers do not need to have load in order to send the SMS. This service is open to prepaid subscribers and is initially available in 10 countries namely US (Main), Canada, U.A.E., Japan, Singapore, Hong Kong, Macau, Qatar, Malaysia and Brunei.

The percentage contribution to DIGITEL's service revenues for the three years ended December 31, 2007, 2008 and 2009 by each of Digitel's principal product categories is as follows:

	For the years ended December 31		
	2007	2008	2009
Wireless Voice Communication	48.3%	64.6%	73.3%
Wireline Voice Communication	47.1%	32.2%	23.6%
Wireline Data Communication	4.6%	3.2%	3.1%
	100.0%	100.0%	100.0%

Competition

According to the NTC, the Philippines is one of the countries that has the fastest growing telecommunications network in Asia. Consequently, DIGITEL faces a number of competitors such as Philippine Long Distance Telephone Co., Smart Telecommunications, Bayantel and Globe. The principal bases of competition in both wireline and wireless segment are price, coverage, quality of service support, and speed of network access and availability of calling features.

Currently, DIGITEL dominates the Luzon wireline market in terms of the total number of towns and cities served and lines installed. As of December 2009, DIGITEL had installed lines of over 600,000 with over 400,000 working lines in 281 served towns and cities throughout Luzon including Quezon City in the National Capital Region.

DMPI, on the other hand, is the fastest growing mobile network provider in the country with almost 11 million subscribers supported by its over 5,000 cell sites situated in all major cities and municipalities nationwide.

The prepaid business continued to expand rapidly in 2009. Subscriber base grew by more than 30% year-on-year as more affordable and innovative products were launched during the year. Total top-up increased by more than 50% compared to 2008 levels, while Xpress Load top-ups leaped by almost 80%. The number of transacting Xpressload retailers also saw significant growth during the year as it more than doubled its 2008 total.

Sun Cellular continued its aggressive campaign in the Postpaid business, as it maintained a tighter grip on the number two spot while building momentum towards its quest for market dominance. In 2009, Sun continues to be the preferred postpaid brand with 7 out of 10 new postpaid subscribers availing themselves of Sun Cellular products and services.

Suppliers

DIGITEL has entered into construction contracts with Huawei and Ericsson to undertake the implementation of DIGITEL's mobile network expansion projects in the Philippines. The Company will expand coverage to about 7,000 by end of year 2010.

Customers
At the retail level, DIGITEL provides local metered service as well as domestic and international long distance services to individual wireline and wireless subscribers both for outbound and inbound calls. It also provides Data Communications to business subscribers and Internet Services to both business and residential customers.

At the wholesale level, other telephone companies and private enterprises utilize DIGITEL's inter-exchange and IGF facilities, in effect becoming customers of the Company. DIGITEL now counts companies in the manufacturing, trading, banking, utilities, BPOs, call centers, hospitals, hotel and real estate sectors among its corporate subscribers.

Sun Cellular on the other hand continues to make available prepaid services through its thousands of Xpressload retailers, distributors, as well as The Sun Shop outlets. Postpaid services meanwhile are being provided to individuals, families, small and medium enterprises, and even well-known local companies which include hospitals, courier services, transport businesses, retail merchants, and the like.

Related Party Transactions
DIGITEL, in its ordinary course of business, has transactions with its subsidiaries and affiliated companies consisting mainly of lease of telecommunications facilities.

Regulatory Overview
DIGITEL's franchise which was granted in February 1994 and to expire after 25 years is subject to amendment, termination or repeal by the Philippine Congress. The franchise provides that the Company may offer particular services upon obtaining the permission from the NTC, which permission is granted through the issuance of Certificates of Public Convenience and Necessity ("CPCNs"). Upon receipt of an application for a CPCN, the NTC normally issues a Provisional Authority (PA), which can be renewed annually that permits operation of the service pending issuance of the CPCN. The PAs may be revoked by the NTC if the Company fails to comply with the conditions thereof. In addition, the Company and its business are subject to extensive regulation by the NTC, particularly with respect to rates.

The PA granted to DIGITEL was originally valid for eighteen months from date of issuance and was subsequently extended by the NTC up to February 7, 2005. In November 2005, DIGITEL's PA was further extended up to but not beyond February 7, 2008. In December 2007, DIGITEL has filed a manifestation for the issuance of a Certificate of Public Convenience and Necessity (CPCN) to install, operate and maintain a nationwide CMTS using GSM and/or CDMA technology. On June 4, 2008, NTC granted DIGITEL a CPCN to operate and maintain a nationwide CMTS, for a period coterminous with the life of its existing franchise under RA No. 9180.

DIGITEL believes that they are in compliance with all government regulations applicable to telecommunication companies.

d) AIR TRANSPORTATION

Business Development
Cebu Air, Inc. (Cebu Air) was incorporated on August 26, 1988. With the liberalization of the airline industry in 1995, JG Summit acquired 49% of Cebu Air's outstanding capital stock to undertake domestic and international flights to and from major cities in the Philippines and around the world. In September 2001, the Company, through a subsidiary, acquired the remaining 51% of Cebu Air's capital stock, thus making it a wholly owned subsidiary as of

year end 2001. In May 2006, Cebu Air was acquired by CP Air Holdings Inc. (CPAir) through a deed of assignment by the Company, which resulted in the 100% ownership by CPAir of Cebu Air. CPAir is a wholly owned subsidiary of the Company.

Cebu Air operates under the trade name "Cebu Pacific Air (CEB)" which is the leading low-cost carrier and the most highly recognized airline brand in the Philippines, according to the brand equity survey (2008-2009) conducted by Nielsen. CEB entered the market in March 1996 with its first domestic commercial flight from Manila to Cebu. CEB engineered the "low fare, great value" strategy in the local aviation industry by providing scheduled air travel services targeted to air travel passengers who are willing to forego extras for fares that are typically lower than those offered by traditional full-service airlines while placing heavy emphasis on maintaining high levels of service quality, offering reliable services and developing in-flight initiatives to promote fun, positive and memorable travel experience.

CEB commenced scheduled passenger service operations in 1996, initially operating seven routes within the Philippines. International operations began in 2001, offering flights from Manila to Hong Kong. Through the years, CEB was able to expand its network. As of December 31, 2009, CEB now flies to 14 international destinations (Bangkok, Guangzhou, Hong Kong, Incheon, Jakarta, Kuala Lumpur, Kota Kinabalu, Macau, Pusan, Osaka, Ho Chi Minh, Shanghai, Singapore and Taipei) and 32 domestic destinations (Bacolod, Busuanga, Butuan, Cagayan de Oro, Calbayog, Catarman, Caticlan, Cauayan, Cebu, Clark, Cotabato, Davao, Dipolog, Dumaguete, General Santos, Iloilo, Kalibo, Laoag, Legaspi, Manila, Naga, Ozamis, Puerto Princesa, Roxas, San Jose, Siargao, Surigao, Tacloban, Tagbilaran, Tuguegarao, Virac and Zamboanga). CEB operates from four operating bases, the Ninoy Aquino Airport Terminal 3 in Pasay City, Metro Manila, one of the newest terminals in the Philippines; Mactan-Cebu International Airport (MCIA) located in Lapu-Lapu City, part of Metropolitan Cebu, the second largest metropolitan city in the Philippines and a major tourist destination and gateway for further travel within the southern Philippines; Diosdado Macapagal International Airport in Clark, Pampanga to the north of Metro Manila; and Davao International Airport in Davao City, Davao del Sur.

As of December 31, 2009, CEB operates a fleet of 29 aircraft, ten of which are Airbus A319-111, eleven of which are Airbus A320-214, and eight of which are ATR 72-500 aircraft. The current fleet took shape through a re-fleeting program which was completed in February 2007, replacing the older Boeing B757 and McDonnel Douglas DC-9 aircraft, which CEB returned and retired, respectively. All of these aircrafts are owned except for nine A320-214 aircraft which are under long-term operating leases. CEB intends to expand its fleet size over the course of the next five years from 29 aircraft to up to 47 aircraft. CEB has signed a purchase agreement for up to 20 Airbus A320-200 aircraft, 15 on the basis of firm orders and 5 over which it has purchase options. The 15 aircraft for which it has placed firm orders are scheduled to be delivered starting October 2010. CEB has option to purchase up to five additional aircraft on a delivery schedule to be agreed with Airbus. In addition, it has secured operating lease arrangements for two Airbus A320 aircraft, which are expected to be delivered in 2012 and plans to acquire two additional Airbus A320 aircraft through lease or purchase. CEB has one of the youngest fleet in Asia, with an average aircraft age of approximately 2.5 years as of December 31, 2009. CEB has also established foreign branches in Hong Kong, Singapore and Macau. The Hong Kong branch was established in 2002. It has been granted a Business Registration Certificate by the Hong Kong government that is renewed on an annual basis. The Singapore branch was registered with the Accounting and Corporate Regulatory Authority of Singapore in 2006 while the Macau branch was registered with the Macau Company Registrar in 2008.

Principal Products or Services
CEB is the country's low-fare commercial airline pioneer that engages in domestic and international passenger and cargo operations.

Passenger Services
CEB is recognized as the leading provider of affordable, fun, safe and quality air transportation services in the Philippines. It takes pride on its ability to offer passengers a quality, value-for-money service by providing no frills cabin service and by providing passengers the option to pay for extras. CEB is a "fun" airline. It stands out from all the other domestic airlines as it is the only one that offers an extremely unique flying experience through Fun Flights. CEB has redefined in-flight entertainment with the introduction of activities such as games on board all its flights. The passengers' positive perception of this different approach to flying has had a noticeable impact on CEB's brand awareness in the public.

For CEB, value extends beyond efficient transport and warm service. Passengers get more than their money's worth with innovative value products, most of which are Philippine firsts.

CEB has always been the first in the industry to offer never-before-seen low fares. It started with the introduction of Go! Fares in 2005, a new fare structure that allows the allocation of seats to be sold in advance at discounted fares, which further evolved into Go! Lite Fares that offer outright fare discount to passengers traveling with no check-in baggage. The remainder of the seats would be sold at regular prices. CEB also offers promotional Piso fares which advanced into Zero fares for both domestic and international routes. Furthermore, CEB removed fuel and insurance surcharges for all domestic and international flight bookings amidst the rise of fuel prices and surcharges. The removal of fuel and insurance surcharges allowed passengers to easily compare airfare with the fares of buses and ferries. In 2009, CEB introduced the concept of "Travel Fund." Travel Fund enables customers to store the value of any unused fares resulting from cancellations, re-booking or re-scheduling. Amounts stored in the Travel Fund can be used to pay for new bookings, ancillary products or services or fees and penalties (except taxes).

CEB also offers promotional fares which are introduced in connection with extraordinary events, such as the introduction of services to a new route or an intensive effort to stimulate travel on a particular route. Promotional fares have restricted selling and travel periods.

In 2009, 35% of the total sales were sold at lower fare levels. CEB's offering of substantially lower fares follows studies that pre-selling seats at lower prices would generate higher revenues and make CEB financially stronger. Lower fares would also promote local tourism and even closer family ties since travel to the provinces will become very affordable.

Another first in Philippine aviation industry is electronic ticketing (E-ticketing). CEB is the first Philippine carrier to develop the facility for use in its domestic flights. E-Ticketing, with its "ticket anytime, anywhere" concept, has definitely made traveling a lot easier for people. E-ticketing translates into faster sales, more efficient service and increased productivity while making traveling hassle-free since guests' ticket information are stored electronically.

Constant innovation has always been important to CEB and the airline is continuously looking for opportunities to offer travelers more options. Other innovation includes TxtCEB, a booking engine with the use of mobile phones through short messaging system; and Payment Centers at various banks where tickets can be paid in person, via automated teller machines, phone or internet banking. Other products being offered include:

- Fun Shop - CEB's on-board shop which offers sale of merchandise items.

- Fun Tours - CEB's tour package brand that offers roundtrip airfares, hotel accommodation, airport transfers and optional tourist site tours to passengers.

- Hotels Plus - CEB's online hotel product to complement the online booking service. Passengers who would like to book hotel accommodations are redirected to the website of OctopusTravel.com (Hong Kong) Ltd.

- Europcar - CEB's inland transport service for self-driven and chauffeur-driven vehicles for domestic destinations. This is in partnership with the leading European car rental firm, Europcar.

- TravelSure - CEB's travel insurance product which offers comprehensive personal accident and emergency medical treatment insurance coverage for guests traveling anywhere in the Philippines or in Asia. This is the first insurance product in the country that is available for booking online. This is in partnership with Malayan Insurance Company.

- Go! Mastercard - CEB's co-branded credit card operated in partnership with Robinsons Retail Group and is issued by Metrobank Card Corporation. The Go! Mastercard is the first 'white label' card in the market offering rewards and incentives for purchases from a conglomerate. The conglomerate card is branded and led by CEB and the Robinsons Retail Group. CEB's frequent flyer program (the Summit Club) was discontinued and replaced by the Go! Mastercard program.

Cargo Services
CEB provides airport-to-airport cargo services on all of its domestic and international routes. It also provides cargo pick-up services in selected areas in the Philippines. In addition, it also accepts cargo packages from domestic points (via Manila or Cebu) for shipment to overseas destinations that are not in its network through its airline partners Gulf Air, Continental Airlines, Qatar Airways, Saudi Arabian Airlines and Emirates.

CEB has an internal sales and marketing department. It has also external sales agents that increase CEB's distribution channels in the Philippines and to the regional destinations where it operates.

Competition
The level and intensity of competition that CEB faces varies from route to route based on a number of factors. Principally, CEB competes with other airlines that service the routes it flies. However, on certain domestic routes, CEB also considers alternative modes of transportation, particularly sea and land transport, to be competitors for its services. CEB's main competitor in the Philippines is Philippine Airlines (PAL), the Philippines' first flag carrier. PAL offers full service air travel and has significantly more international business than CEB has. Most of CEB's domestic and international destinations are also serviced by PAL. CEB, likewise, competes in the Philippines with Air Philippines, a domestic operator which has positioned itself as a low-price carrier in the market. Certain smaller airlines, including Zest Air and Southeast Asian Airlines, also compete with CEB domestically.

CEB also faces competition internationally with several regional full-service airlines and regional low-cost carriers currently operating in the Philippines, which include Tiger Airways, JetStar Asia Airways and AirAsia.

Competition in the Philippine air transportation industry is expected to increase in the future with increased liberalization of the Philippine aviation industry. As of present, the Philippines operates under a bilateral framework, whereby foreign carriers are granted landing rights in the Philippines on the basis of reciprocity as set forth in the relevant bilateral agreements between the Government and foreign nations. There are indications, however, that the Government is considering further liberalization of the Philippine aviation industry by allowing foreign carriers to exercise "freedoms of the air" traffic rights beyond those that were established under the bilateral agreements.

Aside from other airlines, CEB is also confronted with competition from ground and sea transportation alternatives, including buses, trains, ferries, boats and cars, which are the principal means of transportation in the Philippines. The Government is currently implementing an initiative to improve the national highway system, which may increase the appeal of road travel in the Philippines as an alternative to air travel. Video teleconferencing and other methods of electronic communication and improvements also add a new dimension of competition to the industry as they, to a certain extent, provide lower-cost substitutes for air travel.

Despite the competition, CEB managed to be the leading domestic airline in terms of number of routes, destinations, domestic flights and passengers carried in 2009. CEB was also able to capture 48.7% of the market.

Other Services- Joint Venture

To service its customers, CEB enters into various service agreements, the most major of which was the formation of the joint venture company with SIA Engineering Co., Ltd. (SIAEC) which formed Aviation Partnership (Philippines) Corporation (A+). SIAEC has 51% voting interest while the remaining 49% is owned by CEB. A+ provides light and line aircraft maintenance services and also offers maintenance services to other airlines operating into or out of the Philippines.

In early 2008, CEB signed a Memorandum of Understanding ("MOU") with SIAEC for the set up of another joint venture, SIA Engineering (Philippines) Corporation (SIAEP). SIAEP will operate a heavy maintenance and repair facility in Diosdado Macapagal International Airport in Clark, Pampanga. SIAEC will have a voting interest of 65% in the said joint venture. SIAEP's business is to provide aircraft certification and scheduled heavy maintenance checks and airframe structural inspections, repairs, modifications, paint-stripping, painting of aircraft exteriors and non-destructive testing checks. SIAEP has commenced its operations in 2009.

Other agreements include the outsourcing of baggage handling services and groundhandling services. It has also entered into agreements with global reservations and distribution systems.

Customers

CEB has a broad market base and does not have a single customer that would have a materially adverse effect upon CEB. Its customers consist primarily of individuals traveling for personal or business purposes with several tour packages provided to a number of small groups.

Regulatory Overview

The aviation industry is regulated by the Department of Transportation and Communication (DOTC). The DOTC oversees several departments, including Civil Aviation Authority of the Philippines (CAAP) formerly Air Transportation Office (ATO) Civil Aeronautics Board (CAB), Manila International Airport Authority and Mactan-Cebu International Airport Authority.

The CAAP regulates the technical and operational aspects of air transportation in the Philippines. In particular, it establishes the rules and regulations for the inspection and registration of all aircraft and facilities owned and operated in the Philippines and determines the charges and/or rates pertinent to the operation of public air utility facilities and services.

The CAB is authorized to regulate the economic aspects of air transportation, to issue general rules and regulations to carry out the provisions of the Civil Aeronautics Act of the Philippines and to approve or disapprove the conditions of carriage or tariff which an airline desires to adopt. It has general supervision and regulation over air carriers, general sales agents, cargo sales agents and airfreight forwarders, as well as their property, property rights, equipment, facilities and franchises.

e) PETROCHEMICALS

Business Development
The JG Summit Petrochemical Corporation (JGSPC) was incorporated in the Philippines on February 24, 1994 and is 100% owned by the Company.

On October 11, 2007, the Company, owner of 82.28% and Marubeni Corporation of Japan, owner of 17.72% of JGSPC entered into a sale and purchase agreement for the transfer of the 17.72% of 220,402,784 shares owned by Marubeni to the Company.

Its primary purpose is to engage in, operate, conduct, maintain, manage and carry on the business of manufacturing, dealing and marketing of polyethylene and polypropylene and related petrochemical products or by-products, in all their forms, varieties and stages of production and preparation, or of any article or commodity consisting of, or partly consisting of petrochemicals. JGSPC constructed the Philippines' first integrated polypropylene and polyethylene complex on a site at Bgy. Simlong, Batangas City. The total project cost amounted to US$300 million and the plant has the capacity to produce 180,000 tons of polypropylene and 175,000 tons of polyethylene annually.

Principal Products or Services
JGSPC manufactures polypropylene and polyethylene.

The percentage contribution to JGSPC's revenues for the three years ended September 30, 2007, 2008 and 2009 by each of its principal product categories is as follows:

	For the years ended September 30		
	2007	2008	2009
Polypropylene	63.0%	54.6%	53.2%
Polyethylene	37.0%	45.4%	46.8%
	100.0%	100.0%	100.0%

JGSPC products are sold under the EVALENE brand name and are manufactured under strict compliance with a Quality Management System based on ISO 9002 certified standards.

Distribution, Sales and Marketing
JGSPC has a rated capacity of 175,000 MT per year for polyethylene (PE) and 180,000 MT for Polypropylene (PP). JGSPC manufactures High Density and Linear Low Density polyethylene (HDPE and LLDPE) as well as Random Copolymer and Homopolymer polypropylene (PP) using the industry-renowned Unipol technology from Union Carbide Corporation. JGSPC sells directly to small, medium and large plastic converters in the

Philippines through its sales group. It has taken a leading role in the markets it serves, providing 55% of total market requirements. Product distribution is handled directly by JGSPC in coordination with third party trucking services.

Competition
To be highly competitive; JGSPC commits to produce consistently good quality products using world-class technology and by employing highly competent plastics processing personnel. Continuous research and development is conducted in-house by the Product R&D and Technical Services Department, with the assistance of Univation, formerly a Union Carbide Corporation Company. Importation and smuggling of PE and PP resin goods are currently JGSPC's primary competition. Although there are two other local polyolefin plants only the PE plant of NPC Alliance Corp. formerly Bataan Polyethylene Corp., is currently operational and whose production is largely exported. Philippine Polypropylene Inc.'s PP plant formerly owned by Petrochemical Corp. of Asia and the Pacific (PetroCorp), has been decommissioned since 2003 and there are no reports yet of it starting up within the next year.

Raw Materials/Suppliers
The principal raw materials used by JGSPC in the production of its products, namely olefins, are purchased internationally. Suppliers include Marubeni Corporation and Mitsui & Co. Ltd.

Customers
JGSPC aims to supply the majority of manufacturers of plastic-based products in the Philippines. It sells its products to internal and external parties. Internal parties include the Packaging Division of URC while some of our top external customers are Calypso Plastic, Chemvision Inc., Cofta Mouldings, Anson/Astrobag Group, Basic Packaging and Rolex Mfg. Loss of any one customer would not have a materially adverse effect upon JGSPC.

Related Party Transactions
JGSPC, in its regular conduct of business, has engaged in transactions with the Company and its affiliates. These transactions principally consist of sales, advances to and from these affiliated companies. JGSPC has also dollar advances from the Company that were used to finance the construction of its plant in Batangas, Philippines. These advances were converted into equity in 2003. Also, it obtains other advances for its operations from the Company.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract
JGSPC has existing technology and licensing agreements (Agreement) with a foreign company covering the construction, manufacture, use and sale of its PP and PE lines. In further consideration for the rights granted to JGSPC pursuant to the Agreement, JGSPC shall pay the foreign company a royalty fee equivalent to a certain percentage of net peso sales value of high-density PE and low-density PE and a certain percentage of net sales value based on Platts rate per metric ton of licensed homopolymer PP and random copolymer PP up to the end of the royalty terms.

Regulatory Overview
The BOI implements policies which directly affect the petrochemical industry. Under the Philippine Investment Priorities Plan, the BOI also has the power to grant incentives to manufacturers establishing new plants or undertaking rehabilitation or expansion programs such as tax holidays and duty free importation of capital equipment, as well as tax credits on locally purchased equipment.

Costs and Effects of Compliance with Environmental Laws
JGSPC takes pride in consistently making efforts to preserve the environment. The safety of employees and the community is never compromised. JGSPC complies with all applicable

laws on the environment and is committed to be environmentally responsible by having an effective Environmental Management System based on the requirements of ISO 14001:2004 certified by Certification International which is our accredited third party certifying body.

f) BANKING SERVICES

Robinsons Savings Bank (RobinsonsBank), a wholly-owned subsidiary of JG Summit Capital Services Corp. (JG Capital Services) was incorporated to engage in the business of savings and mortgage bank. It started commercial operations in November 1997.

Principal Products or Services

As of December 31, 2009, RobinsonsBank has a network of fifty (50) branches; twenty-five (25) of which are strategically located in Metro Manila and twenty-five (25) others are situated in Luzon, Visayas, and Mindanao. Moreover, twenty-six (26) of its branches are located inside malls, mostly in Robinsons' Malls, that are easily accessible and available six (6) days a week until Saturday. RobinsonsBank also has seventy-eight (78) ATMs, which are part of the Bancnet consortium, all of which are within reach and available 24 hours a day 7 days a week. To date, the Bank has a total of fifty-one (51) branches and eighty (80) ATMs.

RobinsonsBank started its operations as a savings bank on November 27, 1997. With its decade-long track record in the banking industry, JG Summit Group's major financial service arm, RobinsonsBank continuously strives to carry on its vision of leading the country to global-competitiveness through quality and innovative banking products and services. It provides a broad range of traditional banking services such as savings, current and time deposits, treasury products, unit investment trust funds and other traditional trust products, foreign-currency denominated deposits, commercial loans, housing, car, personal and jewelry loans. In addition, RobinsonsBank now offers additional products such as micro financing, motorcycle financing, cash management and remittance – a tie up with Western Union. And the bank is now applying for a trade financing license with BSP to take advantage of Circular No. 650 dated March 9, 2009 – Authority of Thrift Banks to Issue Foreign Letters of Credit (LCs).

In support to the bank's response to changing times and the challenges that come along with it, RobinsonsBank prides itself with a business portfolio of market leaders, a solid financial position, and a formidable management team.

It is now positioned not only to be more responsive in meeting the banking requirements of its retail customers and business partners, but also to fully serve the general banking public.

Strong Investor Base

RobinsonsBank is part of the JG Summit Holdings conglomerate. It maintains good patronage of the concessionaires, contractors and suppliers of the JG Group of Companies; exhibiting strong deposit and loan acquisitions. It being a wholly owned subsidiary of JG Summit Capital Services Corporation, RobinsonsBank is in the company of leading and established corporations in the country today.

Regulatory Overview

The earnings of banks are affected not only by general economic conditions, but also by the policies of various governmental and regulatory authorities in the country and abroad. The establishment and operation of banking institution in the Philippines is governed by the General Banking Act. The Central Bank acting through the Monetary Board, exercises overall supervision of, and regulates the industry.

g) OTHER BUSINESS INTERESTS

The Company has foreign exchange and securities dealing operations and offshore financial subsidiaries.

To complement RSB's traditional banking activities, the Company put up JG Summit Capital Markets Corp. (JGSCMC) which aim to be major players in the global foreign exchange fixed income and equity markets. JGSCMC was incorporated in January 2000 under the supervision of the Securities and Exchange Commission.

The Company also has an interest in power generation, through its 20% ownership in First Private Power Corporation, whose 93.25%-owned subsidiary, owns and operates a 215 MW diesel-fired power plant in Bauang, La Union; insurance brokering; and securities investments.

In August 2000, the Company entered into a joint venture agreement with five other conglomerates establishing a business to business electronic purchasing exchange under name Bayantrade Dotcom, Inc. (Bayantrade). In 2009, the Company sold its interest in Bayantrade. The Company also entered into other IT related services with the formation of Summit Internet Investments, Inc. in September 2000.

Competition

Many of the Group's activities are carried on in highly competitive industries. Given the Group's diversity, the Group competes with different companies domestically and internationally, depending on the product, service or geographic area. While the Group is one of the largest conglomerates in the Philippines, its subsidiaries compete in different sectors against a number of companies with greater manufacturing, financial, research and development and market resources than the Group.

The following table sets out the Group's principal competitors in each of the principal industry segments in which it operates:

Industry Segment	Principal Competitors
Branded Consumer Foods, Agro-Industrial and Commodity Food Products	General Milling Corp., Liwayway, Rebisco, Nissin Monde, Storck, Van Melle, Hersheys, Best Chemicals and Plastics, Vitarich Corp., Tyson Agro-Ventures, San Miguel Corporation, Central Azucarera de Bais and RFM Corporation
Telecommunications	Wireline: PLDT, Innove and Bayantel
	Wireless: Smart, Piltel and Globe
Banking and Financial Services	PS Bank and BPI
Petrochemicals	Imports
Air Transportation	Philippine Airlines, Air Philippines, Zest Air and Southeast Asian Airlines
Property Development and Hotel Management	SM Prime/Shoemart and Ayala Land Inc.

Publicly-Announced New Product or Service

The Company and its subsidiaries have no publicly-announced new product or service as of the date of the report.

Patents, Trademarks, Licenses, Franchises Concessions, Royalty Agreements
The Company has trademarks registered with the Bureau of Patents, Trademarks and Technology Transfer. Unless terminated earlier or renewed, patent registration of materials is protected for a period of 17 years, while trademarks and brand name registration have a protected period of 20 years.

The Company also has various licenses and franchises issued by the government to enable the Company to operate its diverse businesses including food, real estate, banking and financial services, telecommunications, air transportation and power generation.

Effect of Existing or Probable Governmental Regulations on the Business
The Company operates the majority of its businesses, including food, real estate, banking and financial services, telecommunications, air transportation and power generation activities, in a highly regulated environment. Many of these businesses depend upon licenses or franchises issued by the government authorities or agencies for their operations. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises, which in turn may have a material adverse effect upon the Company. In addition, the introduction or inconsistent application of, or changes in regulations may from time to time materially affect the Company's operations.

Cost and Effects of Compliance with Environmental Laws
The operations of the Company are subject to various laws enacted for the protection of the environment. The Company believes that it has complied with all applicable Philippine environmental laws and regulations, an example of which is the installation of waste and industrial water treatments in its various facilities. Compliance with such laws has not had, and in the Company's opinion, is not expected to have, a material effect upon the Company's capital expenditures, earnings or competitive position.

Employees and Labor
The number of full-time employees employed by the Company and its operating subsidiaries as of December 31, 2009 is shown in the following table:

Company	No. of Employees
Branded Consumer Foods, Agro-industrial, & Commodity Food Products	9,248
Telecommunications	4,317
Property Development and Hotel Management	1,322
Airlines	2,376
Petrochemicals	296
Finance	486
Supplementary Businesses	117
	18,162

The Company's management believes that good labor relations generally exist throughout the operating companies. For most of the operating companies, collective bargaining agreements exist between the relevant representative unions for the employees and the relevant operating companies. The collective bargaining agreements are usually valid for a term of five years, and include a right to renegotiate the economic terms of the agreement after three years, and generally provide for annual salary increment, health and insurance benefits and closed-shop arrangements. The management believes that those collective bargaining agreements, which are soon to expire or which have expired, will, as a result of existing good labour relations, be successfully renewed or renegotiated.

Working Capital

The working capital requirement of each subsidiary varies depending on the industry it is engaged in and is financed by operations and short-term loans from banks.

Item 2. Properties

JG Summit and subsidiaries conduct business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao. All substantial facilities are owned by the Company and are in good condition.

URC operates manufacturing/farm facilities located in the following:

Location (Number of facilities)	Type of Facility	Owned/ Rented	Condition
Pasig City (4)	Branded consumer food plants, feedmills and flourmill	Owned	Good
Libis, Quezon City (1)	Branded consumer food plant	Owned	Good
Canlubang, Laguna (1)	Branded consumer food plant	Owned	Good
Mandaue City, Cebu (2)	Branded consumer food plant, poultry farm and feedmill	Owned	Good
Luisita, Tarlac (1)	Branded consumer food plant	Owned	Good
San Fernando, Pampanga (2)	Branded consumer food plants	Owned	Good
Dasmariñas, Cavite (2)	Branded consumer food plants	Owned	Good
Cagayan de Oro (1)	Branded consumer food plant	Owned	Good
San Pedro, Laguna (2)	Branded consumer food plant	Rented	Good
Calamba, Laguna (1)	Branded consumer food plant	Rented	Good
San Pablo, Laguna (1)	Branded consumer food plant	Owned	Good
Antipolo, Rizal (4)	Poultry and piggery farm	Owned/ Rented	Good
Teresa, Rizal (2)	Poultry and piggery farms	Owned/ Rented	Good
Angono, Rizal (1)	Poultry farm	Owned	Good
Taytay, Rizal (1)	Poultry farm	Rented	Good
Naic, Cavite (1)	Poultry farm	Owned	Good
San Miguel, Bulacan (3)	Poultry and piggery farms	Owned	Good
Novaliches, Quezon City (1)	Piggery farm	Owned	Good
Rosario, Batangas (1)	Piggery farm	Owned	Good
Davao City, Davao (1)	Flourmill	Owned	Good
Manjuyod, Negros Oriental (1)	Sugar mill	Owned	Good
Piat, Cagayan (1)	Sugar mill	Owned	Good
Kabankalan, Negros Occidental (1)	Sugar mill	Owned	Good
San Enrique, Iloilo City (1)	Sugar mill	Owned	Good
Man-it, Passi City (1)	Sugar mill	Owned	Good
Simlong, Batangas (2)	BOPP plant/Flexible packaging	Owned	Good
Samutsakhorn Industrial Estate, Samutsakhorn, Thailand (1)	Branded consumer food plant	Owned	Good
Pasir Gudang, Johor, Malaysia (1)	Branded consumer food plant	Owned	Good

Shiqiao Town, Guandong, China (1)	Branded consumer food plant	Owned	Good
Shanghai, China (1)	Branded consumer food plant	Owned	Good
Industrial Town, Indonesia (1)	Branded consumer food plant	Owned	Good
VSIP, Bin Duong Province, Vietnam (1)	Branded consumer food plant	Owned	Good
Acesfoods, Shantou, China (1)	Branded consumer food plant	Owned	Good

Sugar mill facilities in Kabankalan, Negros Occidental has a net book value of ₱2.15 billion in fiscal 2009 and ₱2.54 billion in fiscal 2008 of which ₱59 million and ₱70 million were used to secure the loan from Philippine Sugar Corporation in fiscals 2009 and 2008, respectively. (See Note 24 Long-Term Debt in the Consolidated Financial Statements for more details).

Annual lease payments for Calamba plant for fiscal year 2009 amounted to ₱47 million. Lease contract is renewable annually. Land in Taytay, Teresa and Antipolo, Rizal where farm's facilities are located, are owned by an affiliate and are rent-free.

RLC has invested in a number of properties located across the Philippines for existing and future development projects. These properties are in prime locations, thus affording RLC utmost flexibility for future development. These properties are fully owned by RLC and none of which are subject of any mortgage, lien or any form of encumbrance. RLC also enters into joint venture arrangements with land owners in order to optimize their capital resources. Not only does this encourage raw land development for future projects but it also provides them with exclusive development and marketing rights.

Breakdown of RLC's properties is set forth below:

a) Land

Location	Use	Status
Antipolo Rizal	Housing	No encumbrances
Aurora Boulevard, Quezon City	Upscale housing	No encumbrances
Aurora Boulevard, Quezon City	Mixed-use (mall/high-rise)	No encumbrances
Ayala Avenue, Makati City	High-rise	No encumbrances
Bacolod City	Mall	No encumbrances
Calasiao, Pangasinan	Mall	No encumbrances
Cabanatuan, Nueva Ecija	Mall	No encumbrances
Cebu	Mixed-use (mall/hotel/high-rise)	No encumbrances
Dasmariñas, Cavite	Mall	No encumbrances
Davao City, Davao del Sur	Land bank	No encumbrances
Dumaguete City	Mixed-use (mall/hotel)	No encumbrances
EDSA, Mandaluyong City	Mixed-use (mall/hotel/high-rise)	No encumbrances
EDSA, Ortigas, Quezon City	Mixed-use (mall/hotel/high-rise)	No encumbrances
Ermita, Manila	Mixed-use (mall/high-rise)	No encumbrances
Fort Bonifacio, Taguig	High-rise	No encumbrances
General Santos City, South Cotabato	Land bank	No encumbrances
General Trias, Cavite	Housing	No encumbrances
Horseshoe Village, Cubao, Quezon City	Upscale housing	No encumbrances
Imus, Cavite	Mall	No encumbrances
Iloilo City	Mall	No encumbrances
Lipa City, Batangas	Mall	No encumbrances

Los Baños, Laguna	Mall	No encumbrances
Luisita, Tarlac City	Mall	No encumbrances
Malolos, Bulacan	Mall	No encumbrances
Naga City, Camarines Sur	Land bank	No encumbrances
Novaliches, Quezon City	Mixed-use (mall/mid-cost housing)	No encumbrances
Ortigas, Pasig City	Mixed-use (mall/hotel/high-rise)	No encumbrances
Ortigas Center, Pasig City	Mixed-use (mall/hotel/high-rise)	No encumbrances
Paco, Manila	Mixed-use (mall/high-rise)	No encumbrances
Palawan	Land bank	No encumbrances
Pasig (formerly Uniwide)	Mall	No encumbrances
Parañaque City	High-rise	No encumbrances
Pinamucan, Ibaba, Batangas	Land bank	No encumbrances
San Isidro, Batangas City	Housing	No encumbrances
San Fernando, Pampanga	Mall	No encumbrances
Santa Rosa, Laguna	Mall	No encumbrances
Soro-soro, Tanauan, Batangas	Housing	No encumbrances
Sucat, Muntinlupa City	Mall	No encumbrances
Tacloban City	Mall	No encumbrances
Tagaytay City, Cavite	Mixed-use (mall/hotel/high-rise/housing)	No encumbrances
Taytay, Rizal	Land bank	No encumbrances

b) Building and Improvements

Location	Use	Status
Angeles City, Pampanga	Mall	No encumbrances
Ayala Avenue, Makati City	High-rise	No encumbrances
Bacolod City	Mall	No encumbrances
Cabanatuan, Nueva Ecija	Mall	No encumbrances
Cagayan De Oro City, Misamis Oriental	Mall	No encumbrances
Cainta, Rizal	Mall	No encumbrances
Cebu	Mixed-use (mall/hotel)	No encumbrances
Dasmariñas, Cavite	Mall	No encumbrances
Davao City	Mall	No encumbrances
EDSA, Mandaluyong City	Mixed-use (mall/hotel/high-rise)	No encumbrances
EDSA, Ortigas, Quezon City	Mixed-use (mall/hotel/high-rise)	No encumbrances
Ermita, Manila	Mixed-use (mall/high-rise)	No encumbrances
General Santos City	Mall	No encumbrances
Iloilo City	Mall	No encumbrances
Imus, Cavite	Mall	No encumbrances
Lipa City, Batangas	Mall	No encumbrances
Los Baños, Laguna	Mall	No encumbrances
Luisita, Tarlac City	Mall	No encumbrances
Novaliches, Quezon City	Mixed-use (mall/mid-cost housing)	No encumbrances
Ortigas, Pasig City	Mixed-use (mall/hotel/upscale housing)	No encumbrances
Paco, Manila	Mixed-use (mall/high-rise)	No encumbrances
Pulilan, Bulacan	Mall	No encumbrances
San Fernando, Pampanga	Mall	No encumbrances

Santa Rosa, Laguna	Mall	No encumbrances
Tacloban City, Leyte	Mall	No encumbrances
Tagaytay City, Cavite	Mixed-use (mall/hotel)	No encumbrances

RLC owns all the properties where its existing commercial centers are located except for the following: Robinsons Place – Iloilo, Robinsons - Cagayan De Oro, Robinson Place – Cainta and Robinsons Pulilan. These four properties are leased at prevailing market rates. The leases for Iloilo and Cagayan de Oro properties are for 50 years each and commenced in October 2001 and December 2002, respectively. The leases for the Cainta and Pulilan properties are for 25 years and commenced in December 2003 and January 2008, respectively. No renewal options are available to RLC. Total rent expense amounted to ₱143 million in 2009, ₱153 million in 2008, and ₱143 million in 2007.

JGSPC constructed its polypropylene and polyethylene complex on a site at Bo. Simlong, Batangas.

Item 3. Risks

The major business risks facing the Group are as follows:

a. Political Situation and State of the Economy of the Country

The growth and profitability of the Group is greatly influenced by the general political situation in, and the state of the economy of, the Philippines. Any political or economic instability in the future could adversely affect the Group's business, financial condition or results of operations.

b. Competition

Many of the Group's activities are in highly competitive industries. The Group faces competition in all segments of its businesses both in the Philippine market and in international markets. The Group's ability to compete effectively will require continuous efforts in sales and marketing of our existing products, development of new products and cost rationalization. There can be no assurance that the Group's sales volume and market share will not be adversely affected by negative consumer reaction to higher prices as a result of price reduction or promotional sales undertaken by its competitors.

c. Financial Market

The Group has a foreign exchange exposure primarily associated with fluctuations in the value of the Philippine Peso against the U.S. dollar and other foreign currencies. The Group's revenues are predominantly denominated in Pesos, while certain expenses, including fixed debt obligations, are denominated in foreign currencies. Prudent fund management is employed to minimize effects of fluctuations in interest and currency rates.

d. Raw Materials

Production operations of some of the Group's manufacturing operations are dependent in obtaining adequate supply of raw materials on a timely basis. In addition, its profitability depends in part on the prices of raw materials since a portion of the Group's raw material requirements is imported including packaging materials. To mitigate these risks, alternative sources of raw materials are used in operations.

d. **Key Executives**

The Company's key executives play an integral part in the latter's success. The experience, knowledge, business relationships and expertise of these executives could be difficult to replace and may result in a decrease in the Company's operating proficiency and financial performance should any of them decide to leave the Company.

e. **Philippine Regulations**

The Group operates a material part of its businesses in a highly regulated environment. Many of these businesses depend upon licenses and franchises issued by government authorities or agencies for their operation. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises.

The Group is also subject to numerous environmental laws and regulations relating to the protection of the environment and human health and safety, among others. Many of these environmental laws and regulations are becoming increasingly stringent and compliance to such is becoming increasingly complex and costly.

f. **Weather and Catastrophe**

Severe weather conditions may have an impact on some aspect of the Group's businesses such as its manufacturing, air transportation and telecommunications segments. The Philippines have experienced a number of major natural catastrophes over the years including floods, droughts, volcanic eruptions and earthquakes. The Company faces the risk of incurring losses if directly hit by any of these calamities.

Item 4. Legal Proceedings

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which have pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material effect on the Company's consolidated financial position. Refer to Note 45 of the Consolidated Financial Statements attached to this report for a detailed description.

Item 5. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 6. Market for Registrant's Common Equity and Related Stockholder Matters

PRINCIPAL MARKET OR MARKETS WHERE THE REGISTRANT'S COMMON EQUITY IS TRADED.

The common stock of the Company is listed on the Philippine Stock Exchange.

STOCK PRICES

	High	Low
2009		
First Quarter	₱3.15	₱1.80
Second Quarter	5.50	2.85
Third Quarter	6.60	4.10
Fourth Quarter	6.70	5.90
2008		
First Quarter	₱10.75	₱8.90
Second Quarter	9.70	8.70
Third Quarter	8.20	6.40
Fourth Quarter	7.00	1.58
2007		
First Quarter	₱14.00	₱10.50
Second Quarter	12.75	11.00
Third Quarter	12.75	8.90
Fourth Quarter	11.75	9.80

The stock price of the Company's shares as of April 8, 2010 is ₱9.60.

CASH DIVIDENDS PER SHARE

On June 26, 2009, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997 to all stockholders of record as of July 24, 2009 and payable on August 19, 2009.

On July 30, 2008, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997 to all stockholders of record as of August 29, 2008 and payable on September 24, 2008.

On June 28, 2007, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997 to all stockholders of record as of July 27, 2007 and payable on August 23, 2007.

STOCK DIVIDENDS DECLARED

No stock dividend was declared in 2009, 2008 and 2007.

Retained earnings of the Company as of December 31, 2009 include undistributed earnings amounting to ₱36.39 billion representing accumulated equity in net earnings of consolidated and unconsolidated subsidiaries and affiliates which is not available for dividend declaration until received in the form of dividends from the investees.

RECENT SALES OF UNREGISTERED SECURITIES

Not Applicable.

The number of shareholders of record as of December 31, 2009 was 1,349. Total shares outstanding as of December 31, 2009 were 6,797,191,657 shares with a par value of P1.00.

Top 20 stockholders as of December 31, 2009:

	Name	No. of Shares Held	% to Total Outstanding
1.	Gokongwei Brothers Foundation, Inc.	1,997,076,451	29.38
2.	RSB-TIG No. 030-46-000001-9	1,033,319,225	15.20
3.	PCD Nominee Corporation (Filipino)	963,231,071	14.17
4.	John Gokongwei, Jr.	866,509,465	12.75
5.	Express Holdings, Inc.	284,676,715	4.19
6.	Lance Y. Gokongwei &/or Elizabeth Gokongwei	234,845,280	3.46
7.	PCD Nominee Corporation (Non-Filipino)	234,722,341	3.45
8.	James L. Go	216,679,656	3.19
9.	John Gokongwei &/or Lance Gokongwei	141,030,450	2.08
10.	Gosotto & Co., Inc.	115,644,494	1.70
11.	Lily G. Ngochua	74,591,775	1.10
12.	Robina Gokongwei Pe &/or Elizabeth Gokongwei	72,345,278	1.06
13.	Universal Robina Corporation	57,663,430	0.85
14.	Liza Yu Gokongwei &/or Elizabeth Gokongwei	54,200,000	0.80
15.	Nicris Development Corporation	38,073,252	0.56
16.	Catalino S. Ngochua	36,907,869	0.54
17.	Faith Gokongwei Ong &/or Elizabeth Gokongwei	36,100,000	0.53
17.	Marcia Gokongwei Sy &/or Elizabeth Gokongwei	36,100,000	0.53
17.	Hope Gokongwei Tang &/or Elizabeth Gokongwei	36,100,000	0.53
18.	Emma G. See	25,552,125	0.38
19.	Pacred Service & Investment Corporation	18,733,226	0.28
20.	Manuel Ahyong Sr.	16,721,162	0.25
		6,590,823,265	96.98

Item 7. Management's Discussion and Analysis or Plan of Operation.

The following discussion and analysis should be read in conjunction with the accompanying financial statements and the related notes as of December 31, 2009, 2008 and 2007, included elsewhere in this Annual Report. Our financial statements, and the financial information discussed below, have been prepared in compliance with Philippine Financial Reporting Standards (PFRS).

Management's Discussion of Results of Operations is presented in two parts: Consolidated Operations and Segment Operations.

2009 vs. 2008

I. CONSOLIDATED OPERATIONS

Results of Operations

The Group's consolidated financial performance for the year ended 2009 generated a net income from equity holders of the parent of ₱8.55 billion, a complete turnaround from last year's net loss of ₱0.69 billion. With the global financial markets front stabilizing in 2009, the Group was able to recoup and more, the losses from the mark-to-market of financial assets and fuel hedges it recorded in 2008. Market valuation gains recorded for this year totaled ₱2.33 billion as compared to losses of ₱7.14 billion last year. Likewise, foreign exchange losses have been kept to only ₱21.63 million compared to a huge ₱2.93 billion in 2008, with the peso strengthening by the end of the year. However, even without the impact of these two items, our Group still showed a remarkable improvement as our core earnings increased 16.5% from ₱9.16 billion in 2008 to ₱10.68 billion in 2009. Likewise, our EBITDA grew 27.8% this year to ₱27.04 billion from last year's ₱21.16 billion.

Significant increase in net income was brought about by:

- The food business, Universal Robina Corporation's (URC) 920.2% increase in net income brought about by higher revenues and the recovery of the market valuation of its financial assets.
- Cebu Pacific Air's net income reached a record ₱3.26 billion, a complete turnaround from last year's net loss as it recovered from the losses it incurred from its fuel hedges last year.
- Digitel, our telecommunications arm, posted a consolidated net income of ₱259.72 million from a net loss of ₱1.98 billion last year, Its mobile phone business, Sun Cellular is now in the black, registering a net income of ₱1.24 billion this year from a net loss of ₱929.40 million last year.
- Consistent income contribution from Robinsons Land Corporation, our Group's real estate business, with a 3.6% increase in net income from ₱3.15 billion in 2008 to ₱ 3.26 billion in 2009.
- Equity in net earnings of associates increased by 29.3%, from ₱2.39 billion in 2008 to ₱3.09 billion in 2009 mainly due to higher equity earnings recognized from UIC.

Consolidated revenues reached ₱107.96 billion in 2009, a 9.0% increase from last year's ₱99.07 billion due to the strong performance of our food, airlines and telecoms businesses.

- URC's revenue grew 11% from ₱45.45 billion in 2008, to ₱50.45 billion in 2009 due to growth in sales of almost all its segments, most significant of which is from its branded consumer foods international sales.
- CEB's posting of 18.4% growth from ₱19.68 billion in 2008 to ₱23.31 billion in 2009 caused by the increase in number of passengers as a result of additional flights during the period. Ancillary revenues also showed significant growth as a result of the new services provided with the introduction of Navitaire reservation systems.
- Service and non-service revenues from Digitel posted a 23.5% increase from ₱11.35 billion to ₱14.02 billion largely due to the 40.3% improvement of the wireless

segment during the year attributable to the growth in subscriber base more significantly in the prepaid segment that boosted revenues in unlimited fees, voice, SMS, roaming and value added services.

Gross income increased by 25.0% to ₱43.55 billion, a result of higher revenues and slight increase in cost of sales. The petrochemical and the real estate businesses recorded lower cost of sales during the year due to lower production and lower project completion, respectively. URC also contributed to higher gross margin this year, as it took advantage of lower input costs.

General and administrative expenses increased 20.0% due to higher depreciation recorded and increase in advertising and promotion costs during the year.

Financing costs and other charges incurred for the year ended December 31, 2009 increased 4.6% from ₱6.03 billion to ₱6.31 billion due to higher level of debt financing.

Impairment losses grew 29.8% to ₱1.07 billion due to higher impairment on receivables and available-for-sale investments this year.

As earlier mentioned, market valuation gain during the year amounted to ₱2.33 billion compared to a market valuation loss of ₱7.14 billion last year as the capital markets recovered during the period.

Foreign exchange loss – net dropped significantly from ₱2.93 billion in 2008 to ₱21.63 million in 2009 as the peso strengthened during the latter part of the year.

Interest income recorded in 2009 decreased 37.8% to ₱1.56 billion due to lower average investment portfolio during the period as compared to last year's.

Other income dropped to ₱203.20 million this year from ₱1.38 billion last year since there was a gain recognized on early repayment of various debts by a certain subsidiary last year.

Provision for income tax amounted to ₱1.22 billion from a net benefit of ₱321.83 million last year mainly due to the deferred taxes recognized from the foreign exchange and market valuation losses recorded last year.

II. Segment Operations

A. Results from Continuing Operations

Foods generated a consolidated sales of goods and services of ₱50.45 billion for the fiscal year ended September 30, 2009, 11.0% higher than the sales posted last year. Sale of goods and services performance by business segment follow: (1) URC's branded consumer foods segment, excluding packaging division, increased by ₱4.84 billion, or 14.5%, to ₱38.10 billion in fiscal 2009 from ₱33.26 billion reported in 2008. The increase was due to a 10.7% increase in net sales from domestic operations, which was largely driven by the strong performance of its snackfoods which posted a 12.4% growth on the back of price increases implemented at the end of last fiscal year and in the first quarter of the current year. BCFG's international sales significantly increased by 24.4% due to considerable increase in sales volume by 34.0%. This was supported by higher revenues from Singapore, Hong Kong and Vietnam. Sales in URC's packaging division went down by 29.2% to ₱1.06 billion in fiscal 2009 from ₱1.50 billion posted in fiscal 2008 due to decrease in sales volume and commodity prices worldwide. (2) Agro-Industrial segment (AIG) posted revenues of ₱5.85 billion in fiscal

2009, a 4.9% increase from ₱5.57 billion recorded in 2008. Revenue growth was brought about by higher sales of the farm business due to higher sales volume and prices of hogs and increase in sales of commercial table eggs and broiler this year. (3) Net sales of commodity foods segment amounted to due to ₱5.45 billion in fiscal 2009 or up by 6.3% from ₱5.12 billion reported in fiscal 2008. Flour sales grew by 5.1% to ₱3.49 billion from ₱3.32 billion reported last year due to higher sales volume. Sugar net sales increased by 8.7% to ₱1.96 billion from ₱1.80 billion posted last year due to increase in sales to external customers.

URC's cost of sales consists primarily of raw and packaging materials costs, manufacturing costs and direct labor costs. Cost of sales increased by 8.3% to ₱37.48 billion in fiscal 2009 from ₱34.60 billion in fiscal 2008 due to increases in sales volume coupled with significant increases in costs of major raw materials during the first quarter of fiscal 2009.

URC's gross profit for fiscal 2009 amounted to ₱12.98 billion, an increase of 19.5% from ₱10.86 billion posted in fiscal 2008. Gross profit margin is up by 200 basis points versus last year and has improved since the first half quarter of the year when URC took advantage of lower input costs. Selling and distribution costs and general and administrative expenses rose by 16.2% from ₱7.17 billion to ₱8.32 billion primarily due to the following factors: (1) increase in advertising and promotion costs by 22.9% from ₱2.53 billion in fiscal 2008 to ₱3.11 billion in fiscal 2009 to support the new SKUs launched and to boost up sales of existing products in light of increasing market competition; (2) increase in compensation and benefits by 27.6% is due to annual salary adjustments and pension expense resulting from net actuarial loss during the year; (3) increase in freight and handling expenses by 5.1% or ₱85 million due to increase in trucking and shipping costs associated with higher fuel prices and increased volume; and (4) increase in miscellaneous expense by 54.6% to ₱428 million in fiscal 2009 from ₱277 million in fiscal 2008 which was substantially due to increase in computer hardware maintenance costs and technical expenses.

URC recognized a market valuation gain of ₱702 million on financial instruments at fair value through profit or loss reported in fiscal 2009 against the ₱2.26 billion market valuation loss in fiscal 2008. This was due to significant recovery in market values of investments in bonds and equity securities in the second half of this year.

Foreign exchange loss amounted to ₱46 million in fiscal 2009 from ₱424 million reported in fiscal 2008 due to effects of realized foreign exchange and currency translation gains.

Net income attributable to equity holders of the parent increased by ₱3.51 billion or 920.2% to ₱3.89 billion in fiscal 2009 from ₱381 million in fiscal 2008 due to higher operating income, mark-to-market gain in bond and equity holdings as a result of recovery of market prices during the first half of the year and lower foreign exchange loss.

URC reported an EBITDA (operating income plus depreciation and amortization) of ₱7.69 billion for fiscal 2009, 20.5% higher than ₱6.38 billion recorded in fiscal 2008. Core earnings before tax (operating profit after equity earnings, net of finance costs and other expense-net) for fiscal 2009 amounted to ₱4.19 billion, an increase of 19.7% from ₱3.50 billion reported for fiscal 2008.

Real estate and hotels net profit for the fiscal year 2009 amounted to ₱3.27 billion, up by 4% compared to fiscal year 2008. Excluding ₱103 million gain from interest rate swap transaction this year and ₱253 million reduction of deferred income tax last year, RLC's net profit growth is much higher at 10%. Although revenues was slightly down by 4% to ₱10.73 billion, pre-tax profits still grew by 14% due to better cost control management. EBITDA amounted to ₱5.95 billion this year, up by 12%. Net income attributable to equity holders of parent amounted to ₱3.26 billion this year compared to ₱3.15 billion last year.

The Commercial Centers Division accounted for ₱4.21 billion of the real estate revenues for the year versus ₱3.69 billion last year. The 14% increase in revenues of the Commercial Centers Division was principally due to newly opened malls particularly Summit Ridge – Tagaytay, Robinsons Place – Tacloban, Robinsons Cabanatuan and Robinsons Place – Davao. Rental escalations and strong take up of leased areas of RLC's mall space after renovation and expansion work of existing malls increased the rental revenue by 9.7%. Significant rental contribution came from Robinsons Place Manila, Galleria mall, Robinsons Place Sta. Rosa and Robinsons Place Lipa, among others. The Division's EBIT and EBITDA have shown positive variances of 29.9% and 20.0%, respectively.

The Office Buildings Division reported revenues of ₱1.11 billion compared to ₱883.4 million over the same period last year. This 25.9% increase in lease income was due mainly to new office space available for lease in Robinsons Cybergate Towers 2 and 3.

The Residential Buildings Division realized gross revenues of ₱3.81 billion down by 20% from ₱4.75 billion last year due to construction completion.

The Hotels Division, a major contributor of RLC's recurring revenues registered gross revenues of ₱1.04 billion, as against last year's ₱1.14 billion. The 9.1% decrease in hotel revenues was principally due to the global travel slowdown. The average occupancy rates of RLC's hotels are 72% for Crowne Plaza Galleria Regency, 77% for Holiday Inn Galleria Manila, 54% for Cebu Midtown Hotel and 23% for the newly opened Summit Ridge Hotel.

The Housing and Land Development Division reported total realized gross revenues of ₱560.4 million as against ₱704.3 million for the same period last year or a decrease of 20.4% due to lower project completion.

Real estate cost and expenses decreased by 18.9% from ₱5.09 billion last year to ₱4.13 billion this year due to lower project completion at Residential Buildings Division, particularly Otis 888 Residences, Gateway Garden Ridge and Three Adriatico Place. Hotel expenses decreased to ₱905.9 million or 4% as compared to last year of ₱947.52 million due to lower operational expenses as a result of lower room occupancy.

Telecommunications registered consolidated revenues of ₱14.02 billion for the year ended December 31, 2009, up by 23.5% or ₱2.67 billion from last year's ₱11.35 billion. The increase was largely due to the significant growth in the wireless segment driven by the growth in subscribers fueled by the introduction of more affordable and innovative products.

Wireline voice communication service revenues however, dropped by 10.2% during the year to ₱3.26 billion in 2009 from ₱3.63 billion in 2008. This was mainly due to lower international and domestic tolls and local exchange. The decline was partially offset by the growth of ADSL products which registered a 23% increase over the same period last year.

Wireline data communication service revenues amounted to ₱431.1 million in 2009, higher by 20.4% against last year's ₱358.1 million. This was due to the increase in domestic data and Internet services through its IP VPN services new subscriptions.

Consolidated costs and operating expenses rose by ₱2.41 billion or 22.7% due to higher general and administrative expenses and cost of sales.

With the significant growth in the wireless segment, the company realized earnings before interests, foreign exchange gain, market valuation loss and taxes of ₱1.03 billion in 2009, a 34.3% improvement over last year's income before interests, foreign exchange loss, market valuation loss and taxes of ₱764.4 million.

After considering finance costs, foreign exchange gain, market valuation loss and other income, DIGITEL posted a consolidated income before income tax of ₱190.9 million in 2009, a turnaround from a consolidated loss before income tax of ₱3.04 billion in 2008

Net income for the year 2009 is at ₱259.7 million versus a net loss of ₱1.98 billion in 2008, which was primarily due to the increase in revenue and the positive impact of foreign exchange in 2009.

DIGITEL continues to project an uptrend in its results of operation moving forward as the Company aggressively grow its coverage and capacity in the wireless network and integrating its wireline and wireless services to continuously bring in new, innovative and trend setting products.

Air transportation revenues increased 18.4% to ₱23.31 billion for the year ended December 31, 2009 from last year's ₱19.68 billion, mainly due to increase in number of passenger resulting from additional flights during the period. This was brought about by the opening of five new domestic destinations. Aside from this, the addition of two new Airbus A320 and two ATR72-500 brought about additional flight frequencies and capacity increase. Ancillary revenues also grew 71.2% from ₱1.24 billion last year to ₱2.12 billion this year due to the new services provided with the introduction of Navitaire reservation systems, such as charges for prepaid baggage, advance seat selection and website administration. Correspondingly, cost of services and operating expenses went up 10.9% from ₱17.95 billion to ₱20.15 billion this year. CEB recognized a net foreign exchange gain of ₱418.47 million in 2009 compared to a foreign exchange loss of ₱1.51 billion in 2008. Market valuation from fuel hedging recorded a gain of ₱685.57 million for the year versus a loss ₱2.59 billion recognized in 2008. As a result, CEB recorded a net income of ₱3.26 billion this year, a complete turn around from last year's net loss of ₱3.26 billion.

Petrochemicals revenues dropped 33.9% to ₱6.14 billion for the fiscal year ended September 30, 2009, from last year's ₱9.28 billion as sales volume decreased from 153,712 MT last year to 95,361 MT this year, mainly due to lower production during the period. JGSPC's gross income went down by 82.6% to ₱42.45 million from ₱243.78 million last year. Operating expenses decreased by 96.7% mainly due to reversal of impairment losses on inventory and receivables amounting to ₱180.56 million and ₱40.24 million, respectively. Foreign exchange loss also decreased during the year from ₱295.27 million last year to ₱89.56 million this year, thus, net loss for fiscal 2009 amounted to ₱511.10 million compared to last year's ₱673.80 million despite last year's higher revenues..

Robinsons Savings Bank generated net earnings of ₱202.81 million for the year ended December 31, 2009, a 41.2% growth from last year's net income of ₱143.59 million. The increase is mainly due to higher interest income recorded this year from ₱893.81 million last year to ₱1.02 billion this year. As of December 31, 2009, total resources amounted to ₱16.89 billion from last year's ₱12.71 billion. Loans increased to ₱8.23 billion from last year's ₱7.06 billion, deposit liabilities increased to ₱14.09 billion this year compared to ₱8.58 billion last year.

Equity in net earnings of associates companies and joint ventures amounted to ₱3.09 billion for the year ended December 31, 2009, a 29.3% growth from last year's ₱2.39 billion.

Increase in equity income is mainly due to UIC, which recorded a higher net income before fair value gain (loss) on investment properties. **United Industrial Corporation, Limited** recorded a 28.4% growth in its net income from operations S$187.50 million in 2008 to S$240.82 million in 2009. Increase is mainly due to higher sales of residential properties and rental income. Since the Group's policy for the valuation of property, plant and equipment is the cost basis method, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect in the income statement of the revaluation of the said assets. **First Private Power Corporation (FPPC)**, reported a net income of US$11.74 million, from last year's US$8.46 million. Last year's net income includes a lower equity income recognized by FPPC from BPPC, brought about by the latter's adoption of a new accounting standard.

Other Supplementary Business, Unicon recognized net income of ₱22.64 million in 2009, a significant increase from last year's ₱2.45 million. This growth was brought about by higher commission income during the year, from ₱14.58 million last year to ₱87.05 million this year.

2008 vs 2007 (As Restated)

I. Consolidated Operations

JG Summit's consolidated revenues grew by 29.2% to ₱99.87 billion from last year's ₱77.37 billion as most of its subsidiaries posted double-digit revenue growth:

- Revenues from foods subsidiary, Universal Robina Corporation (URC) grew 20.5%, from ₱37.72 billion to ₱45.45 billion mainly because of the strong performances of its branded consumer foods group and commodity foods group.

- Revenues of Cebu Pacific Air reached ₱19.68 billion, a 31.1% increase over last year's ₱15.02 billion. It has successfully carried about 6.4 million passengers compared to the 5.2 million passengers flown in 2007. This can be attributed to the increase in number of flights during the year brought about by the opening of five international routes and seven domestic destinations in 2008.

- Digitel posted an increase of about 36.5% in its service revenues. Its mobile phone business, Sun Cellular registered a remarkable improvement of 82.4% in revenures as it reached a wider subscriber base more significantly in prepaid that boosted revenues in unlimited fees, voice, SMS, roaming and value added services.

- Robinsons Land Corporation generated gross revenues of ₱10.67 billion in 2008, an increase of 30.7% from last year's ₱8.17 billion. Its High-rise division continues lead growth because of the continuing strong demand for condominiums and BPO office space.

- Petrochemicals business recorded an 80.2% increase in its revenues, from ₱5.15 billion in 2007 to ₱9.28 billion in 2008 as a result of higher sales volume (76,737MT last year to 132,049 MT).

- Equity in net income of associates increased by 47.1%, from ₱1.62 billion in 2007 to ₱2.39 billion in 2008 because of higher equity earnings recognized from UIC, a Singapore-based listed company where we have a 35.0% stake.

Gross income increased only by 18.5% to ₱P34.84 billion, a result of substantial increases in input costs for our food, property, airline, and petrochemical businesses. Effective management of general and administrative expenses led to a higher growth in Operating income of 77.3% to ₱11.30 billion.

Financing costs and other charges incurred for the year ended December 31, 2008 dropped 7.8% due to lower average interest rates offsetting the effects of a devalued currency.

Provision for income tax declined 109.7% due to recognition of a net benefit from deferred income tax this year brought about by recognition of deferred tax on unrealized foreign exchange loss during the period.

JG Summit's core earnings before taxes which exclude effects of foreign exchange and market valuation on financial instruments for the year ended December 31, 2008, increased 60.6% from ₱5.70 billion to ₱9.16 billion, on the back of the 29.2% increase in revenues.

EBITDA (operating income add back depreciation and amortization) for the period, amounted to ₱21.16 billion, a 19.2% increase from last year's ₱17.76 billion.

Incorporating the negative effects of foreign exchange translation losses, as well as the mark-to-market losses on the Group's financial assets and fuel hedges, consolidated net income (attributable to equity holders of the parent) amounted to a net loss of ₱694 million, a complete turnaround from last year's net income of ₱8.61 billion. The net foreign exchange translation loss amounted to ₱2.93 billion compared to a gain of ₱7.21 billion in the same period last year. This is a direct result of translating the value of the company's dollar-denominated assets and liabilities with a much devalued Philippine peso at the close of the year 2008. The mark-to-market losses amounted to ₱7.14 billion versus a gain of ₱1.96 billion for the same period last year. Again this was brought about by the combined effects of the lower market value of its financial assets and fuel hedges coming out of the collapse and volatility of global financial and commodity markets, as well as the lower value of the peso.

II. Segment Reporting

Foods generated a consolidated sales of goods and services of ₱45.45 billion for the fiscal year ended September 30, 2008, a 20.5% increase over last year. The principal reasons for this increase were as follows: (1) ₱5.94 billion, or 21.7% increase in net sales of URC's branded consumer foods segment, excluding packaging division. Domestic operations posted a 19.2% increase in net sales, which was largely driven by the strong performance of its snackfoods. The launch of 89 SKU's during the year, which contributed 4% of the total sales and acquisition of Granny Goose snacks line also boosted sales in fiscal 2008. BCFG's international sales increased by 28.9% due to higher revenues from Vietnam, Thailand, Malaysia and China operations. Vietnam posted a phenomenal sales growth due to surging C2 sales volume coupled by price increases. Sale of goods and services in packaging division rose to ₱1.50 billion, up 44.0% from ₱1.04 billion last year due to increase in sales volume and prices. (2) ₱1.4 billion or 38.3% increase in net sales of commodity foods segment due to increase in sales of flour, from ₱2.53 billion last year to ₱3.32 billion this fiscal 2008. Moreover, sugar net sales increased by 54.6% to ₱1.80 billion this year as a result of higher sales volume due to acquisition earlier this year of PASSI sugar milling and increased production volume in two Negros mills. The agro-industrial segment of URC however, registered a slight drop in its sales of goods and services from ₱5.65 billion in fiscal 2007 to ₱5.57 billion in fiscal 2008 mainly due to decline in sales of the farm business brought about by lower sales volume caused by an influx of cheap imported meat.

URC's gross profit for fiscal 2008 amounted to ₱10.86 billion, up 7.4% from ₱10.10 billion recorded in fiscal 2007 despite the drop in gross margin to 23.9% from 26.8% last year. Selling and distribution costs and general and administrative expenses rose by 3.5% from

₱6.92 billion to ₱7.17 billion primarily due to the following factors: (1) increase in freight and handling expenses by 13.0% or ₱196 million due to higher volume and freight rate charges associated with higher fuel prices and increase in trucking and shipping costs; (2) increase in advertising and promotion costs by 8.0% from ₱2.35 billion in fiscal 2007 to ₱2.53 billion in fiscal 2008 to support the new SKUs launched and to boost sales of existing products in light of increasing market competition; and (3) increase in personnel related expenses due to pension income resulting from net actuarial gain recognized during the year.

URC recognized a market valuation loss on financial instruments at fair value through profit or loss of ₱2.26 billion in fiscal 2008 compared to a ₱452 million market valuation gain in fiscal 2007. This was due to significant drop in market values of both bond investments and equity securities as a result of global financial crisis.

Gain on sale of investment in fiscal 2007 amounting to ₱2.86 billion represents gain on sale of equity investment in RLC.

Net income attributable to equity holders of the parent decreased by ₱5.18 billion or 93.1% to ₱381.03 million in fiscal 2008 from ₱5.56 billion in fiscal 2007 due to the one-time gain recognized last year and the market valuation losses recorded this year.

URC's EBITDA increased by 16.7% to ₱6.38 billion for fiscal 2008. Core earnings, which is operating profit after equity earnings, net of finance costs and other expenses reached ₱3.50 billion in fiscal 2008 compared to ₱3.24 billion last year.

Real estate and hotels generated total gross revenues of ₱11.18. billion for fiscal year 2008, an increase of 25.8% from ₱8.89 billion of total gross revenues for fiscal year 2007. RLC's Commercial Centers Division contributed 33.1% while its High Rise Division accounted for 50.4% of its gross revenues. Income Before Income Tax for the year was ₱3.76 billion, an increase of 10.2% from ₱3.42 billion the previous year. Core EBITDA recorded a positive variance of 10.4% from ₱4.82 billion last year to ₱5.32 billion mainly due to higher revenues. RLC's net income increased by 29% to ₱3.15 billion compared to ₱2.45 billion last year. In 2008, the income includes an extraordinary adjustment to reduce provision for deferred income tax amounting to ₱300 million. This adjustment was necessitated by the reduction of the legislated corporate income tax rate starting January 2009.

The Commercial Centers Division accounted for ₱3.70 billion of the real estate revenues for the year, versus ₱3.54 billion last year. The 4.5% increase in revenues of the Commercial Centers Division was principally due to rental escalations and strong take up of leased areas of RLC's mall space after renovation and expansion work. Significant rental contribution came from Galleria mall, Robinsons Place Manila, Robinsons Place Novaliches, Otis mall and Luisita mall in Tarlac City, among others.

The Company's High Rise Buildings Division realized gross revenues of ₱5.64 billion, up by 60% from ₱3.52 billion last year due to initial take up of realized revenues from its ongoing residential condominium properties, specifically, East of Galleria, Gateway Garden Ridge, Otis 888 Residences and Gateway Garden Heights. Likewise, the Division continues to enjoy stable recurring lease income from six of its office buildings, which have become the choice corporate addresses of reputable multinational companies as well as BPO companies, Galleria Corporate Center, Robinsons Equitable Tower, Robinsons Summit Center and Robinsons Cybergate Center Towers 1, 2 and 3. Total revenues from Office Buildings Division amounted to ₱883.4 million compared to ₱714.5 million over the same period last year. This 24% increase in lease income was largely attributable to the opening of new

Cybergate Center Tower 3 during the year as well as increased occupancy rates and generally higher rental rates of its office buildings.

The Hotels Division, a major contributor of RLC's recurring revenues registered gross revenues of ₱1.14 billion, as against last year's ₱1.11 billion. The 2.8% increase in hotel revenues was principally due to revenue attributable to Crowne Plaza Hotel. RLC's two other hotels continue to register satisfactory occupancy rates.

The Housing and Land Development Division reported realized gross revenues of ₱704.3 million as against ₱715.8 million for the same period last year or a slight decrease of 1.6%. The decrease in realized revenues can be attributed to lower project completion.

Interest income decreased from ₱710.4 million last year to ₱494.7 million due to lower level of discount amortization of installment contract receivables and lower level of interest from money market placements.

Telecommunications consolidated revenues posted a significant growth in 2008 of 36.5% or ₱3,037.8 million to ₱11,351.2 million for the year ended December 31, 2008 from last year's ₱8,313.3 million. The increase was largely due to the 82.4% improvement in the service and nonservice revenues of the wireless segment during the year attributable to the growth in subscriber base more significantly in the prepaid segment that boosted revenues in unlimited fees, voice, SMS, roaming and value added services.

Wireline voice communication service revenues however, declined 6.8% during the year to ₱3,630.7 million in 2008 from ₱3,895.5 million in 2007. This was mainly due to lower international and domestic tolls, decreasing average rate per minute and the effect of the foreign exchange. Providing cushion to the reduced international and domestic traffic is the growth of ADSL products which registered an increase of 33% compared to last year.

Wireline data communication services generated revenues of ₱358.1 million in 2008, lower by 6.0% against last year's ₱381.0 million. The decrease was due to the adverse impact of foreign exchange and last year's revenues include a one-time rental revenues of International Private Leased Circuit (IPLC) services from certain carriers.

Consolidated costs and operating expenses is lower by ₱1,146.0 million or 9.8% due to lower depreciation charges. Excluding depreciation charges, consolidated costs and operating expenses would have been higher by 22.7% or ₱1,428.4 million due to the increase in cost of sales by 30.3%, general and administrative expense by 23.4% and network-related expenses by 19.0%.

With the significant growth in the wireless segment, the company realized earnings before interests, foreign exchange loss, market valuation loss and taxes of ₱764.4 million in 2008, a remarkable improvement over last year's loss before interests, foreign exchange gain, market valuation gain and taxes of ₱3,419.5 million.

After considering finance costs, foreign exchange loss, market valuation loss and other income, DIGITEL posted a consolidated loss before income tax of ₱3,041.9 million in 2008 compared with the consolidated income before income tax of ₱2,692.1 million in 2007.

Net loss for the year 2008 is at ₱1,978.1 million versus a net income of ₱1,170.5 million in 2007. This is primarily due to the adverse impact of foreign exchange rate and market valuation.

DIGITEL continues to project an uptrend in its results of operation moving forward as it aggressively grows its coverage and capacity in the wireless network to bring in new and innovative products. The Company likewise continues to pursue cost-containment measures to efficiently manage its costs and expenses.

Air transportation revenues increased 31.1% to ₱19.68 billion for the year ended December 31, 2008 from last year's ₱15.02 billion, a result of increased passenger load factor due to expansion of routes for the year. This was brought about by the opening of five international routes and seven domestic destinations. Additional flight frequencies and capacity increase due to the addition of four airbus A320 and six ATR72-500 aircraft also contributed to the increase. Furthermore, Cebu Air opened its Davao and Clark hub in 2008, thereby strengthening the number of passengers flown during the year by about 23.2%. Correspondingly, cost of services and operating expenses went up 44.1% from ₱12.46 billion to ₱17.95 billion this year. This is due to higher operations-related expenses, particularly, fuel costs, which posted an 81.8% growth during the period. Cebu Air recognized a foreign exchange loss of ₱1.51 billion in 2008 compared to a foreign exchange gain of ₱1.97 billion in 2007. In addition to this, a mark-to-market loss of ₱2.59 billion was recognized during the period for its fuel hedging compared to mark-to-market gain of ₱29.82 million last year. As a result, Cebu Air recorded a net loss of ₱3.26 billion this year, a complete turn around from last year's net income of ₱3.61 billion.

Petrochemicals revenues grew 80.2% to ₱9.28 billion for the fiscal year ended September 30, 2008, from last year's ₱5.15 billion, mainly due to higher production during the period. JGSPC recognized a gross income this year of ₱243.78 million from a gross loss of ₱308.66 million last year. Operating expenses also increased by 35.9% mainly due to higher freight charges relative to the growth in sales during the year. However, net loss only dropped by 6.7% despite the recognition of a gross income, mainly due to the foreign exchange loss of ₱290.74 million recorded during the year. Net loss for fiscal 2008 amounted to ₱673.80 million compared to last year's ₱722.44 million.

Robinsons Savings Bank generated net earnings of ₱143.59 million for the year ended December 31, 2008, a 49.7% drop from last year's net income of ₱285.36 million. The decrease is mainly due to lower interest income recorded this year from ₱1.08 billion last year to only ₱0.89 billion this year. Aside from this, trading and securities gain also decreased by 72.4% during the period. As of December 31, 2008, total resources amounted to ₱12.72 billion from last year's ₱12.42 billion. Loans increased to ₱7.06 billion from last year's ₱5.47 billion, deposit liabilities decreased to ₱8.58 billion this year compared to ₱9.58 billion last year.

Equity earnings from associated companies and joint ventures were reported at ₱2.39 billion for the year ended December 31, 2008, a 47.1% growth from last year's ₱1.62 billion. Increase in equity income is mainly due to UIC, which recorded a higher net income before fair value gain (loss) on investment properties. **United Industrial Corporation, Limited** recorded a 51.7% growth in its net income from operations S$123.59 million in 2007 to S$187.50 million in 2008. Increase is mainly due to higher sales of residential properties and hotel revenues. Since the Group's policy for the valuation of property, plant and equipment is the cost basis method, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect in the income statement of the revaluation of the said assets. **First Private Power Corporation (FPPC)**, reported a net income of US$8.46 million, from last year's US$ 20.24 million. The decrease was mainly due to lower equity income recognized by FPPC from BPPC, which was brought about by the latter's adoption of a new accounting standard.

Other Supplementary Business, JG Summit Capital Markets Corporation recognized negative revenues of ₱358.81 million during the year, as it recorded losses from forex and forward swap points. This contributed to the turnaround in its bottom line, from a net profit of ₱163.08 million last year to a ₱324.04 million net loss this year.

2007 vs 2006

I. Consolidated Operations

JG Summit experienced another record year as it took advantage of the resilient growth of the Philippine economy in 2007, a stronger peso, low inflation and low interest rates.

Consolidated revenues improved by 16.1% from ₱66.62 billion to ₱77.37 billion backed by the strong performance of our air transportation, foods and property and telecommunications businesses.

- Revenues from our foods subsidiary, Universal Robina Corporation (URC) grew 7.2%, from ₱35.18 billion to ₱37.72 billion mainly because of our impressive growth in sales of our beverage, snackfoods and animal feeds businesses. URC continues to be the biggest contributor to Group revenues accounting for 48.8 % of the total.

- Revenues of Cebu Pacific Air reached a record P15.02 billion, a 54.5% increase over last year's ₱9.72 billion. It has successfully carried almost 5.5 million passengers in 2007, an increase of 58% from last year's almost 3.5 million passengers carried. This makes Cebu Pacific the single largest domestic carrier in the country today.

- Robinsons Land Corporation generated gross revenues of ₱8.28 billion in 2007, an increase of 24.8% from last year's ₱6.6 billion. Its High-rise division continues lead growth because of the continuing strong demand for condominiums and BPO office space.

- Digitel posted an increase of about 8.9% in its service revenues. Its mobile phone business, Suncellular has seen a big jump in its revenues as it reached a wider subscriber base due to the aggressive roll-out of its network, which started in 2006. This compensated for the decline in its fixed-line service revenues caused by the continuing shift towards mobile telephony.

- Equity in net income of associates increased by 50.4%, from ₱1.08 billion in 2006 to ₱1.62 billion in 2007 because of higher income posted by UIC, a Singapore-based listed company where we have a 33.5% stake. Our equity income in First Private Power Corp, where we have a 20% stake, amounted to ₱234 million.

Consolidated net income increased by as much as 30.7% from last year's ₱8.70 billion to this year's ₱11.37 billion. Net income attributable to equity holders of JG Summit rose 33.4% from last year's ₱6.46 billion to ₱8.61 billion in 2007. Excluding the one-time gains and losses in 2006, net income attributable to equity holders amounted to only ₱3.83 billion in 2006, making the increase in recurring net income amount to 124.8%.

- The most significant growth in earnings was posted by Cebu Pacific from a net income of ₱196.79 million in 2006 to ₱3.61 billion in 2007. This was brought about by a substantial increase in passenger load due to expansion in both domestic and international routes. And because Cebu Pacific boasts of a young fleet, this has helped them improve aircraft utilization and become more cost efficient. It must be noted though that P1.9 billion of this net income was due to foreign exchange gains arising out of the translation of the value of its dollar denominated debt into Philippine pesos.

- URC's earnings increased significantly from ₱3.02 to ₱5.56 billion mainly due to recognition of gain on sale of their investment in RLC amounting to ₱2.86 billion. However, this gain was already recorded by the Group in 2006, thus, such gain is no longer reflected in the Group's consolidated net income.

- RLC's net earnings improved from ₱1.72 to ₱2.44 billion, as completion of its high rise projects and expansion and renovation of malls delivered better margins and higher rental income.

- Digitel saw a reversal in its net earnings for the year, from a net loss of ₱962.91 million in 2006 to a net income of ₱1.17 billion mainly because of foreign exchange gains recognized on the translation of its dollar-denominated obligations, which amounted to ₱5.15 billion this year from ₱2.68 billion last year.

- Petrochemicals' net loss this year decreased by as much as ₱2.64 billion this year, from a net loss of ₱3.36 billion in 2006 to only ₱722.44 million. In 2006, JG Petrochem recognized impairment loss of its assets amounting to ₱3.86 billion.

EBITDA (operating income add back depreciation and amortization) excluding non-recurring items increased by 44.0% from ₱12.31 billion to ₱17.73 billion with major improvements in food, property, and airlines, boosted by growth in revenues, foreign exchange gains and better cost management.

Our cost of sales and services grew 9.9% to ₱47.29 billion as a result of an increase in the cost of raw materials in our foods business, the higher cost of services in our mobile phone business, and the increase in flight operations costs in the airline business.

General and administrative expenses increased by 24.4% as a result of the higher operating expenses of our expanding mobile network, our growing airline operations, and the expansion of our international branded food operations.

Impairment losses for the year dropped from ₱5.93 billion last year to only ₱349.94 million this year, which is related mostly to Digitel's receivables. Last year's impairment loss includes ₱2.86 billion impairment loss on certain assets of JG Petrochem.

Our interest and other financing charges declined from ₱7.17 billion in 2006 to ₱6.54 billion in 2007 due largely to the effects of a strong peso and low interest rates.

Provision for income tax increased by 17.8%, because of the booking of deferred taxes on unrealized foreign exchange gains and unrealized gross profits on sales of real property. However, our effective tax rate (income tax expense as a percentage of net income before tax) dropped to 22.3% in 2007, from 24.2% in 2006 mainly due to Cebu Air's higher operating income covered by an income tax holiday.

II. Segment Operations

2007 vs 2006

Foods posted a consolidated net sales and services of ₱37.72 billion for the fiscal year ended September 30, 2007, a 7.2% increase over last year. The principal reasons for this increase were as follows: (1) ₱1.77 billion, or 6.7% increase in net sales of URC's branded consumer foods segment, including the packaging division. This increase was primarily due to a 12.6% increase in net sales from URC's domestic operations coming mostly from the impressive growth in sales of beverage and snack foods. Revenue was also pushed up by new products like Nature's Harvest and new water business (Hidden Spring and Nestle Purelife). (2) ₱565.0 million or 11.2% increase in net sales of agro-industrial segment primarily due to the animal feeds business, which reported an increase in net sales of 19.3% as a result of higher sales volume. The major driver for the favorable result is the continuous success of its Uno and Stargain hog feeds in terms of market coverage and positive feedback on marketing undertakings in establishing brand equity. (3) ₱198.0 million or 5.6% increase in net sales of commodity foods segment primarily due to sugar business, which registered a 33.8% increase driven by higher volume this year.

URC's gross profit improved by 14.5% to ₱10.10 billion in the fiscal 2007 from ₱8.82 billion recorded in fiscal 2006. URC's gross profit as a percentage of net sales grew by 2 percentage points to 27% in fiscal 2007 from 25% in fiscal 2006. Selling and distribution costs and general and administrative expenses increased by 13.1% from ₱6.12 billion to ₱6.92 billion primarily due to the following factors: (1) increase in freight and other selling expenses by ₱164.0 million due to higher volume of exports and increased freight rate charges associated with higher fuel prices and increase in trucking and shipping costs; and (2) increase in non-manufacturing personnel expenses by 27.0% due to annual salary adjustment given in May 2007 and accrual of retirement benefits.

URC recognized a gain on sale of its equity investments in RLC shares during the year, which amounted to ₱2.86 billion. *(This gain was already taken in the Group's 2006 financial statements, thus, it will no longer reflect in the 2007 consolidated income statement).*

Net income attributable to equity holders of the parent increased by 84.1% to ₱5.56 billion in fiscal 2007 from ₱3.02 billion in fiscal 2006.

URC generated EBITDA of ₱5.47 billion for the current fiscal year 2007, 16.4% higher than ₱4.70 billion it had in fiscal 2006.

Real estate and hotels generated total gross revenues of ₱9.0. billion for fiscal year 2007, an increase of 29.0% from ₱6.98 billion of total gross revenues for fiscal year 2006. RLC's Commercial Centers Division contributed 39.3% while its High-Rise Division accounted for 40.4% to its gross revenues. Income Before Income Tax for the year was ₱3.42 billion, an increase of 40.9% from ₱2.42 billion the previous year. Its EBITDA recorded a positive variance of 30.6% from ₱3.69 billion last year to ₱4.82 billion mainly due to higher revenues. RLC's net income increased by 41.8% to ₱2.45 billion compared to ₱1.72 billion last year.

The Commercial Centers Division accounted for ₱3.54 billion of the real estate revenues for the year, versus ₱3.28 billion last year. The 7.8% increase in revenues of the Commercial Centers Division was principally due to rental escalations and strong take up of leased areas of RLC's mall space after renovation and expansion work. Significant rental contribution came from Galleria mall, Robinsons Place Manila, Robinsons Place Pioneer and Robinsons Metro Bacolod, among others.

The Company's High Rise Buildings Division realized gross revenues of ₱3.64 billion, up by 60.3% from ₱2.27 billion last year due to initial take up of realized revenues from three of its ongoing residential condominium properties, Adriatico Places Two and Three, and McKinley Park Residences. Likewise, the Division continues to enjoy stable recurring lease income from five of its office buildings, which have become the choice corporate addresses of reputable multinational companies as well as BPO companies, Galleria Corporate Center, Robinsons Equitable Tower, Robinsons Summit Center and Robinsons Cybergate Center Towers 1 and 2. Rental income from these five office buildings amounted to ₱570.63 million compared to ₱322.9 million over the same period last year. This 77% increase in lease income was largely attributable to the opening of new Cybergate Center Tower 2 in October 2006 as well as increased occupancy rates and generally higher rental rates at its office buildings.

The Hotels Division, a major contributor of RLC's recurring revenues registered gross revenues of ₱1.11 billion, as against last year's ₱907.3 million. The 22.2% increase in hotel revenues was principally due to revenue growth attributable to Crowne Plaza Hotel. RLC's two other hotels continue to register satisfactory occupancy rates.

The Housing and Land Development Division reported realized gross revenues of ₱715.8 million as against ₱514.9 million for the same period last year or an increase of 39%. The increase in realized revenues can be attributed to higher units sold, higher project completion and higher financing income.

Telecommunications posted consolidated revenues of ₱8,313.3 million for the year ended December 31, 2007, up by 8.9% from last year's ₱7,633.6 million largely due to increase in income reported during the year by wireless segment.

Consolidated service revenues amounted to ₱8,267.8 million for the year 2007, ₱665.6 million or 8.8% increase from last year, owing to higher service revenues generated by the wireless business.

The wireless business reported ₱3,991.3 million service revenues in 2007, a 40.5% increase against ₱2,840.2 million in 2006. The increase was attributable to the continued growth in subscriber base that boosted revenues in unlimited fees, voice, SMS, roaming and value added services.

Wireline voice communication services however, decreased to ₱3,895.5 million in 2007 from ₱4,459.5 million in 2006. This segment, being the traditional voice services, is being challenged with the advent of new technology thus, affecting revenues from international and domestic tolls. The international traffic is further dampened by the decreasing rates and the continued appreciation of peso against the dollar. Notwithstanding the challenges, the wireline voice communication services managed to curb the decline in revenues with the continued growth of ADSL and wireless telephone with broadband services, known as MANGO which showed an increase of 67.2% over last year's revenues.

Wireline data communication services generated revenues of ₱381.0 million in 2007, higher than last year's by ₱78.5 million or 25.9%. The increase was driven by the demand of call centers and BPOs for high bandwidth data services and for high bandwidth transport services in the case of foreign and local carriers. This was also driven by the offering of IP VPN in the last quarter of 2006.

Consolidated costs and operating expenses amounted to ₱11,732.8 million for the year ended December 31, 2007, 35.0% higher than previous year's figure of ₱8,693.3 million largely due to higher depreciation charges. Network-related expenses increased by 17.0% or ₱381.6 million which is largely attributable to the aggressive roll out activities undertaken in the wireless business during the year.
DIGITEL registered a consolidated EBITDA of ₱2,010.7 million in 2007, higher by 8.8% against ₱1,847.9 million in 2006.

As a result of the foregoing, DIGITEL realized a consolidated income before income tax of ₱2,692.1 million in 2007, about 5 times more than last year's consolidated income before income tax of ₱449.1 million.

DIGITEL expects to improve results of operation in the future as we continue to expand the wireless network and through introduction of new and innovative products and continued implementation of cost-containment measures to further reduce its costs and expenses.

Air transportation revenues grew 54.5% to ₱15.02 billion for the year ended December 31, 2007 from last year's ₱9.72 billion, a result of increased passenger load factor due to expansion of routes for the year. This was brought about by the opening of seven international routes and additional flight frequencies in several domestic and international destinations. Cost of services and operating expenses also went up relative to higher revenue. Finance costs recognized during the year amounted to ₱887.46 million compared to ₱544.76 million in 2006. Foreign exchange gain recognized by Cebu Air in 2007 amounted to ₱1.97 billion compared to ₱631.21 million in 2006. As a result, net income increased significantly from ₱196.79 million last year, to ₱3.61 billion this year.

Petrochemicals revenues slightly dropped to ₱5.15 billion for the fiscal year ended September 30, 2007, from last year's ₱5.31 billion, mainly due to 5.7% decrease in sales volume. Gross loss of Petrochem increased from 4.2% last year to 6.0% this year. However, since no impairment loss on assets was recognized by the Company during the year, net loss dropped to ₱722.44 million compared to last year's ₱3.36 billion.

Robinsons Savings Bank generated net earnings of ₱283.25 million for the year ended December 31, 2007, increased by 10.6% from last year's net income of ₱255.99 million. As of December 31, 2007, total resources dropped to ₱12.42 billion from last year's ₱15.47 billion. Loans increased to ₱5.43 billion from last year's ₱4.89 billion, deposit liabilities decreased to ₱10.30 billion this year compared to ₱13.62 billion last year.

Equity earnings from associated companies and joint ventures were reported at ₱1.62 billion for the year ended December 31, 2007, a 50.4% growth from last year's ₱1.08 billion. Increase in equity income is mainly due to UIC, which recorded a higher net income. **United Industrial Corporation, Limited** recorded a significant increase in net income from S$492.1 million in 2006 to S$1.17 billion in 2007. This includes net fair value gain on investment properties amounting to S$1.05 billion in 2007 compared to S$416.32 million in 2006. Excluding the fair value gain on investment properties, the attributable profit from operations in 2007 is S$123.59 million a 63.1% growth from last year's S$75.79 million. Increase is mainly due to higher sales of residential properties, revenue recognition on a percentage of completion basis and consolidation of the results of Pan Pacific hotel. Marina Centre Holdings, a wholly-owned subsidiary of UIC, acquired the remaining 50% interest in Pan Pacific hotel in end of March 2007. Since the Group's policy for the valuation of property, plant and equipment is the cost basis method, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect in the income statement of the revaluation of the said assets. **First Private Power Corporation (FPPC)**, reported a net income of US$25.38 million, up 9.5% from last year's US$ 23.18 million. This was brought about by increased revenues of Bauang Private Power Corp. (BPPC), where FPPC owns 93.25% of BPPC's equity.

Other Supplementary Business, JG Summit Capital Markets Corporation revenues increased during the year, from ₱105.73 million to ₱312.73 million for the year ended December 31, 2007 mainly due to recognition of higher foreign exchange gain. Net profit registered a significant increase from last year's ₱28.78 million to ₱163.08 million this year.

RESULTS FROM DISCONTINUED OPERATIONS

On October 13, 2006, the Group's BOD approved the cessation of operations of Litton Mills, Inc. (LMI) effective at close of business hours on November 30, 2006. LMI is a manufacturer, buyer and seller of textiles and fabrics. In relation to the cessation of operations, LMI will sell the remaining property and equipment except for land, land improvements, and buildings and improvements, which will be leased out to certain related parties.

Also in 2006, the Group announced management's decision to dispose of Premiere Printing Company, Inc. (PPCI). PPCI is a proprietor and publisher of journals, magazines, books and other literary works and undertakings.

In fiscal 2008, LMI filed an Amended Articles of Incorporation in the SEC amending its secondary purpose, which now includes leasing out of its real properties including but not limited to lands, office buildings and warehouses.

The results of LMI and PPCI are presented below:

2007

	LMI	**PPCI**	**Total**
Revenues:			
Sales and services	₱391,957,032		₱391,957,032
Others	96,810,777	171,044	96,981,821
Total Revenues	**488,767,809**	**171,044**	**488,938,853**
Expenses:			
Cost of sales and services	656,531,730	-	656,531,730
Operating expenses	59,035,230	824,743	59,859,973
Financing costs and other charges	1,795,023	-	1,795,023
Provision for income tax	(34,063,621)	-	(34,063,621)
Total Expenses	**683,298.362**	**824,743**	**684,123,105**
Loss for the year from discontinued operations	**(₱194,530,553)**	**(₱653,699)**	**(₱195,184,252)**

FINANCIAL RESOURCES AND LIQUIDITY

2009 vs 2008

Cash & cash equivalents increased significantly from ₱7.16 billion as of December 31, 2008, to ₱18.47 billion as of December 31, 2009 mainly due to proceeds from RLC's and JG's peso retail bond offerings. Our financial assets, including those held at fair value through profit and loss, available for sale investments and held-to-maturity investments, increased by 27.5% due to the recovery in the market value of these financial assets which were greatly affected by the crisis which hit the financial markets globally last year.

Cash from operating activities amounted to ₱29.15 billion and cash from financing activities amounted to ₱6.47 billion. Cash was principally used for the capital expenditure program of the Company's operating subsidiaries and to service debt maturity. The Group spent ₱11.46 billion on Digitel's capital expenditures as Digitel continues its network rollout on its mobile phone business; RLC spent about ₱3.85 billion in its landbanking and high-rise projects; Cebu Pacific's aircraft acquisitions cost around ₱3.42 billion, while URC's ₱3.87 billion capex was used in the expansion of its international operations.

Derivative assets dropped 41.7% from ₱1.14 billion to ₱0.66 billion this year mainly due to the maturity of JG Parent's cross currency swap during the period.

Inventories dropped 10.9% from ₱16.69 billion as of December 31, 2009 to ₱14.88 billion as of December 31, 2008 mainly due to lower level of raw materials, finished goods and materials in transit of the food business.

Biological assets, including the noncurrent portion, increased 8.5% to ₱1.56 billion this year, from ₱1.44 billion last year due to expansion increase in market value of hogs and expansion of breeder stock.

Other current assets decreased by 27.4% from last year's ₱8.64 billion to ₱6.27 billion since last year's balance include refundable deposits of the airline business, which were now capitalized to PPE during the year upon delivery of the aircraft.

Assets of disposal group classified as held for sale pertaining to assets Tianjin Pacific Foods Manufacturing Co., Ltd was finally sold during the year.

Investment in associates and joint ventures increased 11.7% to ₱28.09 billion in 2009 due to additional UIC shares acquired during the year and higher take up in net income.

Investment properties rose by 6.9% from ₱25.93 billion as of December 31, 2009 to ₱27.73 billion as of December 31, 2009 due to acquisition of land for future development of the real estate business of the Company.

Property, plant and equipment increased 8.8% from ₱121.61 billion to ₱132.26 billion attributed mainly to the on-going expansion of the facilities of our mobile phone business, additional aircrafts by the airline division, expansion of our branded consumer foods business and continuous construction of the real estate business.

Other noncurrent assets grew by 19.0% from ₱3.31 billion in 2008 to ₱3.94 billion in 2009 due to higher level of deferred subscriber acquisition and retention costs of the telecoms business.

Consolidated total assets reached ₱277.88 billion this year.

Accounts payable and accrued expenses increased 24.3% from ₱26.74 billion as of December 31, 2008 to ₱33.24 billion as of December 31, 2009, which can be attributed to higher deposit liabilities of RSB and increase in accrued expenses.

Short-term debt dropped by 44.5% from ₱25.14 billion as of December 31, 2008 to ₱13.96 billion as of December 31, 2009 mainly due to settlement of most of the Group's bank loans and trust receipts during the year.

The cumulative redeemable preferred shares amounting to ₱2.1 billion was settled during the year.

Derivative liabilities, including noncurrent portion, dropped significantly from ₱2.96 billion in 2008 to ₱0.75 billion in 2009 due to settlement of the airline business of its fuel hedges during the period.

Other current liabilities increased 19.7% from ₱4.64 billion in 2008 to ₱5.55 billion this year mainly due to higher level of unearned revenue recorded by the airline business.

Liabilities directly associated with the assets classified as held for sale pertaining to Tianjin Pacific Foods Manufacturing Co., Ltd were settled during the year.

Long-term debt, including current portion, grew 27.0% from ₱76.94 billion as of December 31, 2008 to ₱97.74 billion as of December 31, 2009 due to the Group's issuance of peso retail bonds (RLC and JG Parent Company) totaling to ₱19 billion during the year.

Other noncurrent liabilities increased 9.3% from ₱15.06 billion last year to ₱16.46 billion mainly due to higher level of deposits from real estate buyers and lessees of the real estate business.

Stockholders' equity, excluding minority interest, stood at ₱83.16 billion as of December 31, 2009 from ₱72.91 billion.

2008 vs 2007 (As Restated)

Cash & cash equivalents dropped significantly from ₱12.45 billion as of December 31, 2007, to ₱7.16 billion as of December 31, 2008 mainly due to the settlement of a US$ 125 million note and the buyback of the food division of its shares. Our financial assets, including those held at fair value through profit and loss, available for sale investments and held-to-maturity investments, dropped by 37.2% with the sale of certain debt securities and the more significantly, due to the decline in the market value of these financial assets greatly affected by the crisis which hit the financial markets globally.

Cash from operating activities amounted to ₱10.08 billion and cash from financing activities amounted to ₱19.14 billion. Cash was principally used for the capital expenditure program of the Company's operating subsidiaries and to service debt maturity. The Group spent ₱12.53 billion on Digitel's capital expenditures as Digitel continues its network rollout on its mobile phone business; RLC spent about ₱3.95 billion in its landbanking and high-rise projects; Cebu Pacific's aircraft acquisitions cost around ₱6.98 billion, while URC's ₱5.06 billion capex was used in the expansion of its snackfoods production facilities, sugar mills, refinery and farms and the acquisition of GMC machineries.

Derivative assets dropped 65.5% from ₱3.30 billion to ₱1.14 billion this year mainly due to the effect of the turmoil in the credit markets, which greatly affected Capital Market's trading position. Aside from this, the telecoms business' balance of derivative assets related to its embedded derivatives in foreign currency denominated purchase orders and contracts for network-related projects significantly went down during the period by ₱879.7 million.

Receivables, including noncurrent portion, increased to ₱22.64 billion as of December 31, 2008 from last year's ₱17.84 billion due to higher trade and finance receivables.

Inventories grew 17.8% from ₱14.17 billion as of December 31, 2007 to ₱16.69 billion as of December 31, 2008 mainly due to increase in inventory level of raw materials, finished goods and materials in transit of the food business.

Biological assets, including the noncurrent portion, increased 37.4% to ₱1.44 billion this year, from ₱1.05 billion last year due to expansion of breeder stock and increase in market value of hogs.

Other current assets increased by 67.9% from last year's ₱5.14 billion to ₱8.64 billion due to higher level of input tax of the telecommunication business in relation to their acquisition of equipment for the continuous expansion project of its wireless segment.

Assets of disposal group classified as held for sale dropped significantly from ₱791.63 million in 2007 to ₱197.42 million in 2008 since last year's balance include the assets of textile business which were already disposed during the year. Assets remaining in this account, pertains to a subsidiary of the food group, Tianjin Pacific Foods Manufacturing Co., Ltd.

Investment properties rose by 10.5% from ₱23.46 billion as of December 31, 2007 to ₱25.93 billion as of December 31, 2008 due to acquisition of land for future development of the real estate business of the Company.

Property, plant and equipment increased 17.1% from ₱103.88 billion to ₱121.61 billion attributed mainly to the on-going expansion of the facilities of our cellular telecommunications business, additional aircrafts by the airline division, expansion of our branded consumer foods business and continuous construction of the real estate business.

Intangibles increased by 122.0% mainly due to acquisition of trademark and product formulation of the food business during the year.

Other noncurrent assets grew by 25.2% from ₱2.64 billion in 2007 to ₱3.31 billion in 2008 due to higher level of deferred subscriber acquisition and retention costs of the telecoms business.

Consolidated total assets reached ₱250.89 billion due to all these factors.

Accounts payable and accrued expenses increased 11.8% from ₱23.91 billion as of December 31, 2007 to ₱26.74 billion as of December 31, 2008, which can be attributed to higher trade payables of the telecommunications, real estate and airline businesses.

Short-term debt increased by 43.9% from ₱17.47 billion as of December 31, 2007 to ₱25.14 billion as of December 31, 2008 mainly due to higher level of bank loans and trust receipts of the food business during the year to meet its working capital requirements. RLC also obtained a new loan of ₱677 million during the year.

The cumulative redeemable preferred shares account was reclassified from noncurrent to current liability this year since this will be maturing on the third quarter of 2009.

Derivative liabilities, including noncurrent portion, increased significantly from ₱978.16 million in 2007 to ₱2.96 billion in 2008 due to recognition of fuel hedging losses of the airline business and the mark-to-market losses recorded by an offshore company from its interest rate swap activity.

Long-term debt, including current portion, grew 22.6% from ₱62.75 billion as of December 31, 2007 to ₱76.94 billion as of December 31, 2008 as the Group availed of new credit facilities. The Parent Company and RLC availed of new peso corporate notes amounting to ₱4.31 billion and ₱2 billion, respectively. Digitel and Cebu Air's outstanding foreign borrowings, mostly supplier's credit and export loans, increased during the period. All these, plus the effect of peso depreciation contributed to the increase in this year's balance of long-term debt.

Deferred income tax liabilities dropped to ₱5.21 billion, from last year's ₱6.46 billion which is due to deferred tax effects of unrealized foreign exchange losses and mark-to-market losses of our financial instruments.

Other noncurrent liabilities increased significantly from ₱10.89 billion last year to ₱15.06 billion mainly due to higher level of accrued project cost of the telecoms business. This account also includes the noncurrent portion of derivative liability amounting to ₱865.67 million this year.

Stockholders' equity, excluding minority interest, stood at ₱72.91 billion as of December 31, 2008 from ₱76.77 billion.

2007 vs 2006

Cash & cash equivalents dropped significantly from ₱24.83 billion as of December 31, 2006, to ₱12.45 billion as of December 31, 2007 as proceeds from last year's follow-on offerings were used for capex availment and debt settlements. Investments in bonds and other securities, classified as financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments with the adoption in 2005 of PAS 39, dropped by 10.7% with the sale of certain debt securities and the lower translated level of our dollar-denominated investments due to the peso's appreciation.

Cash from operating activities amounted to ₱4.12 billion and cash from financing activities amounted to ₱6.43 billion. Cash was principally used for the capital expenditure program of the Company's operating subsidiaries and to service debt maturity. The Group spent ₱9.89 billion on Digitel's capital expenditures as Digitel continues its network rollout on its mobile phone business; RLC spent about ₱4.60 billion in its landbanking and high-rise projects; Cebu Pacific's aircraft acquisitions cost around ₱5.10 billion, while URC's ₱4.01 billion capex was used in the expansion of its snackfoods production facilities, sugar mills and refinery and the acquisition of the production facilities for its bottled water business.

Receivables increased to ₱17.84 billion as of December 31, 2007 from last year's ₱14.53 billion due to higher trade receivables of real estate and petrochemicals businesses.

Inventories increased by 15.1% from ₱8.95 billion as of December 31, 2006 to ₱10.30 billion as of December 31, 2007 mainly due to higher level of finished goods and packaging materials of the food business.

Derivative assets grew 117.2% from ₱1.52 billion to ₱3.30 billion this year mainly due to Capital Market's good trading position in the currency market as they took advantage of continuing peso appreciation.

Other current assets increased by 59.6% from last year's ₱3.22 billion to ₱5. 14 billion due to higher level of input tax of the telecommunication business.

Assets of disposal group classified as held for sale pertains to total assets of the textile and printing businesses, which ceased operation during the year. This account dropped significantly during the year due to disposal and write down of textile assets during the year.

Investment properties rose by 25.5% from ₱18.69 billion as of December 31, 2006 to ₱23.46 billion as of December 31, 2007 due to acquisition of land for future development and renovations of existing malls of the real estate business of the Company.

Property, plant and equipment increased 9.8% from ₱94.58 billion to ₱103.88 billion attributed mainly to the on-going expansion of the facilities of our cellular telecommunications business, additional aircrafts by the airline division, expansion of our branded consumer foods business and continuous construction of the real estate business.

Biological assets, including noncurrent portion, increased 28.6% to ₱1.05 billion this year, from ₱817.0 million last year due to higher population of live stocks and increase in market value of hogs.

Other noncurrent assets grew by 24.2% from ₱3.60 billion in 2006 to ₱4.47 billion in 2007 due to higher level of miscellaneous deposits of airline business, related to commitment fees and pre-delivery payments made for the 10 ATR 72-500 and 10 Airbus A320 during the year.

Consolidated total assets reached ₱229.11 billion due to all these factors.

Accounts payable and accrued expenses declined by 26.0% from ₱32.29 billion as of December 31, 2006 to ₱23.91 billion as of December 31, 2007, which can be attributed to a drop in deposit liabilities of RSB and settlement of obligations under finance lease of the telecommunication business amounting to ₱2.48 billion.

Short-term debt increased by 19.3% from ₱14.64 billion as of December 31, 2006 to ₱17.47 billion as of December 31, 2007 mainly due to Parent Company's new loan amounting to ₱3.43 billion during the year.

Income tax payable increased 25.3% from ₱246.25 million to ₱308.46 million this year mainly due to real estate business.

Derivative liabilities increased significantly from ₱276.56 in 2006 to ₱978.16 billion in 2007 resulting from Capital Market's long trading position in the currency market where the peso continuously appreciated against the US Dollar.

Other current liabilities went up by 52.4% from last year's ₱3.17 billion to ₱4.83 billion this year due to recognition of higher unearned revenues by the airline business and higher customers deposits of real estate business.

Long-term debt, including current portion, declined 10.0% from ₱69.74 billion as of December 31, 2006 to ₱62.75 billion as of December 31, 2007 mainly due to drop in exchange rate during the period.

Deferred income tax liabilities rose to ₱6.46 billion, up by 57.0% from last year's ₱4.22 billion which is due to deferred tax effects of unrealized foreign exchange gain and mark-to-market gain of our financial instruments.

Other noncurrent liabilities increased significantly from ₱2.61 billion last year to ₱10.89 billion mainly due to higher level of accrued project cost of the telecoms business.

Stockholders' equity, excluding minority interest, stood at ₱76.77 billion as of December 31, 2007 from ₱69.55 billion.

KEY FINANCIAL INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of December 31, 2009, 2008 and 2007.

Key Financial Indicators	2009	2008	2007
Revenues	P107.96 Billion	P99.07 Billion	P76.68 Billion
EBIT	P15.22 Billion	P11.30 Billion	P6.38 Billion
EBITDA	P27.04 Billion	P21.16 Billion	P17.76 Billion
Current ratio	1.33	1.03	1.09
Gearing ratio	1.06	1.12	0.83
Net debt to equity ratio	0.78	0.93	0.51
Book value per share	12.23	10.73	11.30

The manner in which the Company calculates the above key performance indicators is as follows:

Key Financial Indicators		
Revenues	=	Total of sales and services, income from banking business and equity in net earnings
EBIT	=	Operating income
EBITDA	=	Operating income add back depreciation and amortization expense.
Current ratio	=	Total current assets over current liabilities
Gearing ratio	=	Total Financial Debt over Total Equity.
Net debt to equity ratio	=	Total Financial Debt less Cash including Financial Assets at FVPL and AFS investments (excluding RSB Cash and AFS investments) over Total Equity.
Book value per share	=	Stockholders' Equity (Equity attributable to parent) over outstanding number of common shares

Current assets amounted to ₱77.92 billion while current liabilities reached ₱58.60 billion, for a current ratio of 1.33:1. The Company and the Group as a whole, do not expect any liquidity problems that may arise in the near future.

Total financial debt amounted to ₱111.70 billion in 2009, higher than last year's ₱104.18 billion. Additional borrowing contributed to this increase, bringing our gearing ratio to a level of 1.06:1, well within the financial covenant of 2.0:1. Net debt stood at ₱82.02 billion, bringing our net debt to equity ratio to 0.78:1.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PROSPECTS FOR NEXT YEAR

The Company is optimistic that 2010 will be a better year than 2009 as signs of global economic recovery showing earlier in the year and even in the latter end of 2009. However, the Company is also aware that the road to recovery is still fragile and risks such as exchange rates, crude oil prices, natural disasters and even the outcome of the coming national elections pose challenges in the year ahead. Despite these, the Company remains steadfast in its forecast by pursuing the following principal strategies: a) strengthen the Group's strategic positions in the foods, agro-industrial and commodity food products, air transportation, property development and hotel management, and telecommunications businesses by capitalizing on the Group's culture, financial resources, successful track record in introducing innovative products services that create value for our customers, and the strong brands maintained through effective advertising and marketing initiatives; b) maintain a diversified portfolio of businesses with large and growing markets where the Group has sustainable competitive advantage, while looking for opportunities for new businesses, and; c) retain a focus on the Philippines as its core market while looking for opportunities to develop the Group's foods, agro-industrial and commodity food products, air transportation, property development and hotel management businesses in the ASEAN region and PRC.

DISCLOSURE OF EFFECTS OF PESO DEPRECIATION AND OTHER CURRENT EVENTS

Refer to Management Discussion and Analysis on pages 41-63 of this report and Note 4 of the Consolidated Financial Statements.

Item 8. Financial Statements

The Consolidated financial statements are filed as part of this report.

Item 9. Information on Independent Accountant and other Related Matters

A. External Audit Fees and Services

<u>Audit and Audit - Related Fees</u>

The following table sets out the aggregate fees billed to the Company for each of the last three (3) years for professional services rendered by SyCip, Gorres Velayo & Co.,

	2009	2008	2007
Audit and Audit-Related Fees			
Fees for services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements	₱1,400,764	₱1,309,125	₱1,309,125
Professional Fees for due diligence review for bond offering	4,000,000	4,638,500	4,250,000
Tax Fees	None	None	None
All Other Fees	None	None	None
Total	**₱5,400,764**	**₱5,947,625**	**₱5,559,125**

No other service was provided by external auditors to the Company for the calendar years 2009, 2008 and 2007.

The audit committee's approval policies and procedures for the services rendered by the external auditors

The Corporate Governance Manual of the Company provides that the audit committee shall, among others:

1. Evaluate all significant issues reported by the external auditors relating to the adequacy, efficiency and effectiveness of policies, controls, processes and activities of the Company.

2. Ensure that other non-audit work provided by the external auditors is not in conflict with their functions as external auditors.

3. Ensure the compliance of the Company with acceptable auditing and accounting standards and regulations.

B. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

NONE.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 10. Directors and Executive Officers of the Registrant

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The names and ages of directors and executive officers of the Company are as follow:

1. DIRECTORS

Director, Chairman Emeritus	John Gokongwei, Jr.	83	Filipino
Director, Chairman and Chief Executive Officer	James L. Go	70	Filipino
Director, President and Chief Operating Officer	Lance Y. Gokongwei	43	Filipino
Director	Lily G. Ngochua	78	Filipino
Director	Patrick Henry C. Go	39	Filipino
Director	Johnson Robert G. Go Jr.	44	Filipino
Director	Robina Y. Gokongwei-Pe	48	Filipino
Director	Gabriel C. Singson	80	Filipino
Director	Ricardo J. Romulo	76	Filipino
Director (Independent)	Cornelio T. Peralta	76	Filipino
Director(Independent)	Jose T. Pardo	70	Filipino

2. MEMBERS OF ADVISORY BOARD

Member of Advisory Board	Aloysius B. Colayco	59	Filipino
Member of Advisory Board	Washington Z. SyCip	88	Filipino

3. EXECUTIVE OFFICERS

Senior Vice President/Chief Financial Officer- Treasurer	Eugenie ML. Villena	61	Filipino
Senior Vice President - Corporate Controller	Constante T. Santos	61	Filipino
Senior Vice President - Corporate Planning	Bach Johann M. Sebastian	48	Filipino
Senior Vice President - Corporate Human Resource	Nicasio L. Lim	53	Filipino
Assistant Treasurer	Chona R. Ferrer	53	Filipino
Corporate Secretary	Rosalinda F. Rivera	39	Filipino

All of the above directors and officers have served their respective offices since June 26, 2009.

Messrs. Cornelio T. Peralta and Jose T. Pardo are the "Independent Directors" of the Company as defined under SRC Rule 38.1.

The directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified.

Officers are appointed or elected annually by the Board of Directors. Appointed or elected officers are to hold office until a successor shall have been elected, appointed or shall have qualified.

A brief description of the directors' and executive officers' business experience and other directorships held in other reporting companies are provided as follows:

1. **John L. Gokongwei, Jr.**, 83, is the founder and Chairman Emeritus of JG Summit Holdings, Inc. (JGSHI). He continues to be a member of the Board of Directors of JGSHI and certain of its subsidiaries. He also continues to be a member of the Executive Committee of JGSHI and is Chairman Emeritus of certain of its subsidiaries. He is currently the Chairman of the Gokongwei Brothers Foundation, Inc. (GBFI); Deputy Chairman and Director of United Industrial Corporation, Ltd. (UIC) and Singapore Land, Limited (Singland), and a director of JG Summit Capital Markets Corporation (JGSCMC), Digital Telecommunications, Phils. Inc. (DIGITEL), Oriental Petroleum and Minerals Corporation (OPMC), First Private Power Corporation and Bauang Private Power Corporation. He is also a non-executive director of A. Soriano Corporation. Mr. Gokongwei received a Masters degree in Business Administration from De La Salle University and attended the Advanced Management Program at Harvard Business School.

2. **James L. Go,** 70, is the Chairman and Chief Executive Officer of JGSHI. He had been President and Chief Operating Officer of JGSHI and was elected to his current position effective January 1, 2002. As Chairman and Chief Executive Officer, he heads the Executive Committee of JGSHI. He is currently the Chairman and Chief Executive Officer of Universal Robina Corporation (URC), Robinsons Land Corporation (RLC), JG Summit Petrochemical Corporation (JGSPC), CFC Corporation (CFC), Robinsons, Inc. and OPMC. In addition, he is the President and a Trustee of the GBFI and the Vice Chairman, President and Chief Executive Officer of DIGITEL. He is also a director of First Private Power Corporation, Bauang Private Power Corporation, Cebu Air, Inc., Panay Electric Co., UIC, Singland, Marina Center Holdings, Inc., Hotel Marina City Private Limited and JGSCMC. He received a Bachelor of Science and a Master of Science in Chemical Engineering from Massachusetts Institute of Technology. He is a brother of Mr. John L. Gokongwei, Jr.

3. **Lance Y. Gokongwei,** 43, is the President and Chief Operating Officer of JGSHI. He had been Executive Vice President of JGSHI and was elected President and Chief Operating Officer effective January 1, 2002. He is also President and Chief Operating Officer of URC and JGSPC. He is the Vice-Chairman and Deputy Chief Executive Officer of RLC. In addition, he is the President and Chief Executive Officer of Cebu Air, Inc., Chairman of Robinsons Savings Bank (RSB), Vice Chairman of JGSCMC, and a director of DIGITEL, OPMC, UIC and Singland. He is a trustee, secretary and treasurer of the GBFI. He received a Bachelor of Science in Finance and a Bachelor of Science in Applied Science from the University of Pennsylvania. He is the son of Mr. John L. Gokongwei, Jr.

4. **Lily G. Ngochua,** 78, has been a director of JGSHI since its formation in 1990. She is responsible for overseeing the Company's hotel and agro-industrial business in Cebu. She also supervises the purchasing and treasury departments of the URC Biscuit and Noodle Plants in Cebu and handles the treasury and accounting functions of the retail business in Cebu. She received a Bachelor of Arts degree from Maryknoll College in Quezon City in 1957.

5. **Johnson Robert G. Go, Jr.**, 44, was elected as a director of JGSHI on August 18, 2005. He is currently a director of URC, RLC, RSB and CFC. He is also the President of Robinsons Convenience Stores, Inc. and General Manager of Robinsons Daiso Diversified Corporation. He is also a trustee of the GBFI. He received a Bachelor of Arts degree in Interdisciplinary Studies (Liberal Arts) from the Ateneo de Manila University. He is a nephew of Mr. John L. Gokongwei, Jr.

6. **Patrick Henry C. Go,** 39, is a director of JGSHI since 2000. He is currently a director and Vice President of URC and Group Business Unit General Manager of URC Packaging Division (BOPP) and CFC Flexible Packaging Division. In addition, he is a director of RLC, CFC, RSB and JGSPC where he is also Group Business Unit General Manager. He is also a trustee of the GBFI. He received a Bachelor of Science degree in Management from the Ateneo de Manila University and attended a General Manager Program from Harvard Business School. Mr. Patrick Henry C. Go is a nephew of Mr. John L. Gokongwei, Jr.

7. **Robina Y. Gokongwei-Pe**, 48, was elected as a director of JGSHI on April 15, 2009. She is also a director of RLC, Cebu Air, RSB and JGSCMC. She is currently the Senior Vice President and Group General Manager of the Robinsons Retail Group consisting of Robinsons Department Store, Robinsons Supermarket, Handyman, True Value, Robinsons Specialty Stores, Robinsons Appliances and Toys R Us She obtained her Bachelor of Arts degree in Journalism from the New York University. She is a daughter of Mr. John L. Gokongwei, Jr.

8. **Gabriel C. Singson**, 80, has been a director and Senior Adviser of JGSHI since 1999. He is the Chairman of the Board of Directors and President of JGSCMC, director of UIC, Multinational Finance Group Ltd., Summit Forex Brokers Corporation, Summit Point Corporation, and a trustee of the GBFI, Tan Yan Kee Foundation and the Ateneo de Manila University. He is also the Chairman of Great Pacific Life Insurance. He was former Governor of the Bangko Sentral ng Pilipinas (1993-1999) and President of the Philippine National Bank (1992-1993). He obtained his LL.B degree, cum laude, from the Ateneo Law School and received his Master of Laws from the University of Michigan Law School as a Dewitt Fellow and Fulbright scholar.

9. **Ricardo J. Romulo,** 76, was elected as a director of JGSHI on July 26, 2000. He is the Chairman of Cebu Air, Inc., DIGITEL, Federal Phoenix Assurance Company, Inc., and InterPhil Laboratories, Inc. He is a Senior Partner in Romulo, Mabanta, Buenaventura, Sayoc & De Los Angeles Law Office. He is a director of SM Development Corporation, Philippine American Life and General Insurance Company, Planters Development Bank and Zuellig Pharma Corporation. He received his Bachelor of Laws degree from Georgetown University and Doctor of Laws degree from Harvard Law School.

10. **Cornelio T. Peralta,** 76, has been an independent director of JGSHI since July 26, 2000. He is presently a member of the Board of Trustees of the University of the East and UERM Memorial Medical Center Inc. He is also a member of the Board of Directors of the Securities Clearing Corporation of the Philippines, Wan Hai Lines, Inc. and Grow Holdings Phils. Inc., where he is one of the incorporators. He is also a member of the Board of Advisors of the

Philippine Airlines since 1977 and of the Board of Governors of the Makati Commercial Estate Association Inc. since 1990. He is also the appointed Chairman of the Management Committee of Pacific East Asia Cargo Airlines, Inc. and ZIPP Cargo Corporation. He was formerly Chairman, CEO and President of Kimberly Clark Philippines, Inc. (1971 – 1998) and former President of P. T. Kimsari Paper Indonesia (1985 – 1998). He was the Chairman and CEO of the University of the East from 1982-1984. He finished Bachelor of Arts, cum laude, and Bachelor of Laws degrees from the University of the Philippines and took up Advanced Management Program at Harvard Graduate School of Business.

11. Jose T. Pardo, 70, was elected as an independent director of JGSHI on August 6, 2003. He is presently the Chairman of Philippine Savings Bank, Electronic Commerce Payment Networks, Inc. (ECPay) anc OOCC General Construction Corp. He is also a director of National GRID Corporation of the Philippines, ZNN Radio Veritas, Bank of Commerce, San Miguel Pure Foods Co., Inc., and Bank of Commerce Investment Corporation. He also held positions in government as former Secretary of the Department of Finance and former Secretary of the Department of Trade and Industry. He obtained his Bachelor of Science in Commerce, Major in Accounting and his Masters Degree in Business Administration from the De La Salle University.

Members of Advisory Board

1. **Aloysius B. Colayco**, 59, was appointed to the advisory board of JGSHI. in August 2001 and is presently the Country Chairman for the Jardine Matheson Group in the Philippines. He is also the Managing Director of Argosy Partners, a private equity firm. He is the Chairman of Republic Cement and Colliers Philippines. Previously, Mr. Colayco was the president of AIG Investment Corporation in New York, the AIG subsidiary responsible for managing the Group's investment portfolios outside the US (primarily Europe, Asia, Latin America, the Middle East and Africa).

2. **Washington Z. Sycip**, 88, was appointed to the advisory board of JG Summit Holdings, Inc. in August 2001 and is the founder of The SGV Group, a firm of auditors and management consultants. He is also Chairman Emeritus of the Board of Trustees and Board of Governors of the Asian Institute of Management, member of Board of Overseers, Columbia University's Graduate School of Business, member of the International Advisory Board of American International Group and Council on Foreign Relations and Counsellor of the Conference Board. Among his awards are the Management Man of the Year given by the Management Association of the Philippines, Ramon Magsaysay Award for International Understanding, Officer's Cross of the Order of Merit given by the Federal Republic of Germany and Philippine Legion of Honor, degree of Commander conferred by the Philippine Government.

Executive Officers

1. **Eugenie ML Villena,** has been the Senior Vice President and Chief Financial Officer-Treasurer of JGSHI since 1992. She is responsible for finance and treasury operations of the Company. She is also Senior Vice President–Chief Financial Officer of URC. Prior to joining the Company, she worked for Bancom Development Corporation, Philippine Pacific Capital Corporation and Pacific Basin Securities, Co., Inc. She is a member of the Financial Executives Institute of the Philippines. She received her Bachelor of Science in Business Administration and Masters in Business Administration degrees from the University of the Philippines.

2. **Constante T. Santos,** 61, has been the Senior Vice President - Corporate Controller of JGSHI since 1998. He is also Senior Vice President - Corporate Controller of URC and RLC. Prior to joining the Company, he practiced public accounting with SGV & Co. in the Philippines and Ernst & Whinney in the United States. He is a member of the Philippine Institute of Certified Public Accountants. Mr. Santos obtained his Bachelor of Science degree in Business Administration from the University of the East and attended the Management Development Program at the Asian Institute of Management.

3. **Bach Johann M. Sebastian,** 48, was appointed as Senior Vice President - Corporate Planning of JGSHI on June 28, 2007. He is also Senior Vice President for Corporate Planning of URC and RLC. Prior to joining the Company in 2002, he was Senior Vice President and Chief Corporate Strategist at PSI Technologies and RFM Corporation. He was also Chief Economist, Director of Policy and Planning Group at the Department of Trade and Industry. He received a Bachelor of Arts degree in Economics from the University of the Philippines and his Masters in Business Management degree from the Asian Institute of Management.

4. **Nicasio L. Lim,** 53, was appointed as Senior Vice President - Corporate Human Resources of JGSHI on March 1, 2008. He is a top human resource executive with more than 30 years solid training and experience in the Philippines and abroad in all aspects of Human Resources management. Prior to his current role, he joined JGSHI in May 2004 as Director, Human Resources of URC. In that role, he managed HR functions for the whole URC group comprising of several businesses: Branded Consumer Foods, Agro-Industrial, Flour, Sugar, Packaging, CFC Flexible and Hot Loops. He established his credibility as an HR practitioner in his 20-year stint with San Miguel Corporation (SMC) which culminated his appointment as Vice President, HR & Communication, Beer Division for Philippines and International. After SMC, he joined multinational Kraft Foods International where he stayed for 4 years. In Kraft, he led the review, development and installation of various HR systems and processes throughout the Southeast Asia region. He holds a Bachelor of Science Degree in Business Administration at the De La Salle University, Manila and completed the Human Resource Executive Program at the University of Michigan, USA in 1989. In 2007, the People Management Association of the Philippines (PMAP) conferred him the highest honor a Filipino HR practitioner can receive, the People Manager of the Year Award.

5. **Chona R. Ferrer,** 53, was appointed as Assistant Treasurer on September 15, 2008. She is also the First Vice President for Corporate Treasury of Universal Robina Corporation, Treasurer for Outreach Home Development Corporation and Director of Consolidated Global Imports, Inc. Prior to joining the Company in 1983, she was Assistant Treasurer of Guevent Industrial Development Corporation. She received a Bachelor of Science degree in Business Administration from the University of the Philippines.

6. **Rosalinda F. Rivera**, 39, was appointed as Corporate Secretary of JGSHI on August 6, 2003 and had been Assistant Corporate Secretary since May 2002. She is also the Corporate Secretary of URC, RLC, Cebu Air, Inc., JGSPC, CFC Corporation and JG Cement Corporation. Prior to joining the Company, she was a Senior Associate in Puno and Puno Law Offices. She received a degree of Juris Doctor from the Ateneo de Manila University School of Law and a Masters of Law in International Banking from the Boston University School of Law. She was admitted to the Philippine Bar in 1995.

SIGNIFICANT EMPLOYEE

There are no persons who are not executive officers of the Company who are expected to make a significant contribution to the business.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS WHICH OCCURRED DURING THE PAST FIVE YEARS.
None.

FAMILY RELATIONSHIPS

1. Mr. James L. Go is the brother of John L. Gokongwei, Jr.
2. Ms. Lily G. Ngochua is the sister of John L. Gokongwei, Jr.
3. Mr. Lance Y. Gokongwei is the son of John L. Gokongwei, Jr.
4. Mr. Patrick Henry C. Go is the nephew of John L. Gokongwei, Jr.
5. Mr. Johnson Robert G. Go, Jr. is the nephew of John L. Gokongwei, Jr.
6. Ms. Robina Y. Gokongwei-Pe is the daughter of John L. Gokongwei, Jr.

Item 11. Executive Compensation

The aggregate compensation of executive officers and directors of the Company for the last 2 years and projected for the ensuing year (2009) are as follows:

	ACTUAL				
	Salary	Bonus	Others	**2009 Total**	2008
A. CEO and Five (5) most highly compensated Executive officer	₱56,423,389	₱800,000	₱90,000	₱57,313,389	₱52,344,725
All directors and executive officers as a group unnamed	₱137,000,140	₱3,000,000	₱430,000	₱140,430,140	₱130,202,264

	PROJECTED 2010			
	Salary	Bonus	Others	Total
A. CEO and Five (5) most highly compensated Executive officer	₱59,488,759	₱800,000	₱110,000	₱60,398,759
All directors and executive officers as a group unnamed	₱144,618,749	₱3,000,000	₱450,000	₱148,068,749

The following are the five (5) highest compensated directors/or executive officers of the Company; 1. Chairman Emeritus- John Gokongwei, Jr.; 2. Director, Chairman and CEO – James L. Go; 3. Director, President and COO– Lance Y. Gokongwei; 4. Director - Johnson Robert G. Go Jr.; and 5. Director – Gabriel C. Singson

Standard Arrangement

Other than payment of reasonable per diem, there are no standard arrangements pursuant to which directors of the Company are compensated, or are to be compensated, directly or indirectly, for any services rendered provided as a director for the last completed fiscal year and the ensuing year.

Other Arrangements

There are no other arrangements pursuant to which any director of the Company was compensated, or is to be compensated, directly or indirectly, during the Company's last completed fiscal year, and the ensuing year, for any service provided as a director.

Terms and Conditions of any Employment Contract or any Compensatory Plan or Arrangement between the Company and the Executive Officers.

None.

Outstanding Warrants or Options Held by the Company's CEO, the Executive Officers and Directors.

None.

Item 12. Security Ownership of Certain Record and Beneficial Owners and Management

As of December 31, 2009, the Company is not aware of anyone who beneficially owns in excess of 5% of JG Summit's capital stock except as set forth in the table below:

(1) SECURITY OWNERSHIP OF CERTAIN RECORD AND BENEFICIAL OWNERS

Title of Class	Names and addresses of record owners and relationship with the Corporation	Names of beneficial owner and relationship with record owner	Citizenship	No. of Shares Held	% to Total Outstanding
Common	Gokongwei Brothers Foundation, Inc. 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City (stockholder)	Same as record owner (see note 1)	Filipino	1,997,076,451	29.38%
Common	Robinsons Savings Bank – Trust & Investment Group No. 030-46-000001-9 17/F Galleria Corporate Center Edsa Cor. Ortigas Ortigas Ave., Quezon City (stockholder)	Trustee's designated officers (see note 2)	Filipino	1,033,319,225	15.20%

Common	John Gokongwei, Jr. 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City (stockholder and Chairman Emeritus)	Same as record owner (see note 3)	Filipino	1,007,539,915	14.82%
Common	PCD Nominee Corporation (Filipino) 37/F Tower I, The Enterprise Center, 6766 Ayala Ave. cor. Paseo de Roxas, Makati City (stockholder)	PCD Participants and their clients (see note 4)	Filipino	963,231,071	14.17%

Notes:

1 Gokongwei Brothers Foundation, Inc. (the "Foundation") is a non-stock, non-profit corporation organized by the irrevocable donation by the incorporators, who are also Trustees of the Foundation, of JG Summit Holdings, Inc. shares. Under the Articles of Incorporation and By-Laws of the Foundation, except for salaries of employees and honoraria of consultants and similar expenses for actual services rendered to the Foundation or its projects, no part of the corpus or its income and increments shall benefit or be used for the private gain of any member, trustee, officer or any juridical or natural person whatsoever. The Chairman of the Board of Trustees shall exercise exclusive power and authority to represent and vote for any shares of stock owned by the Foundation in other corporate entities. The incumbent Chairman of the Board of Trustees of the Foundation is Mr. John L. Gokongwei, Jr.

2 Robinsons Savings Bank – Trust & Investment Group is the trustee of this trust account. The securities are voted by the trustee's designated officers who are not known to the Corporation.

3 Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 866,509,465 and 141,030,450 shares, respectively.

4 PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Depository & Trust Corp. ("PDTC"), is the registered owner of the shares in the books of the Company's transfer agent in the Philippines. The beneficial owners of such shares are PDTC Participants, who hold the shares on their behalf, and their clients. PDTC is a private corporation organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transactions in the Philippines. Out of this account, The Hongkong and Shanghai Banking Corp. Ltd. – Clients' Acct. hold for various trust accounts 626,761,916 shares representing 9.22% of the Company's outstanding capital stock as of December 29, 2009.

(2) SECURITY OWNERSHIP OF MANAGEMENT AS OF DECEMBER 31, 2009:

Title of Class	Names of beneficial owner	Position	Amount and nature of Beneficial Ownership	Citizenship	% to Total Outstanding
A. Named Executive Officers [1]					
Common	1. John L. Gokongwei, Jr.	Chairman Emeritus	1,007,539,915[2](D)	Filipino	14.82%
Common	2. James L. Go	Director, Chairman and CEO	216,679,656(D)	Filipino	3.19%
Common	3. Lance Y. Gokongwei	Director, President and COO	235,513,855[3](D)	Filipino	3.46%
Common	4. Johnson Robert G. Go, Jr.	Director	1(D)	Filipino	*
	Sub-Total		1,459,733,427		21.47%

B. Other Directors and Executive Officers and Nominees					
Common	5. Lily G. Ngochua	Director	74,591,775(D)	Filipino	1.10%
Common	6. Patrick Henry C. Go	Director	93,500(D)	Filipino	*
Common	7. Robina Y. Gokongwei-Pe		74,145,278[4](D)	Filipino	1.09%
Common	8. Gabriel C. Singson	Director	1(D)	Filipino	*
Common	9. Ricardo J. Romulo	Director	1(D)	Filipino	*
Common	10. Cornelio T. Peralta	Director (Independent)	11,000(D)	Filipino	*
Common	10. Jose T. Pardo	Director (Independent)	1(D)	Filipino	*
	Sub-Total		148,841,556		1.19%
C. All directors, executive officers & nominees as a group unnamed			1,608,574,983		23.67%

Notes:

D - Direct

1 As defined under Part IV (B) (1) (b) of SRC Rule 12, the "named executive officers" to be listed refer to the Chief Executive Officer and those that are the four (4) most highly compensated executive officers as of December 31, 2009.

2 Sum of shares in the name of "John Gokongwei, Jr.", "John Gokongwei, Jr. and/or Lance Gokongwei" for 866,509,465 and 141,030,450 shares, respectively.

3 Sum of shares in the name of "Lance Gokongwei. " and "Lance Y. Gokongwei &/or Elizabeth Gokongwei" for 668,575 and 234,845,280 shares, respectively.

4 Held in the name of "Robina Y. Gokongwei-Pe &/or Elizabeth Gokongwei.

* Less than 0.01%.

The other Executive Officers of the Company have no beneficial ownership over any shares of the Company as of December 31, 2009, namely:

1. Eugenie ML Villena - Senior Vice President and Chief Financial Officer – Treasurer
2. Constante T. Santos - Senior Vice President - Corporate Controller
3. Bach Johann M. Sebastian - Senior Vice President - Corporate Planning
4. Nicasio L. Lim – Senior Vice President – Corporate Human Resources
5. Chona R. Ferrer – Assistant Treasurer
6. Rosalinda F. Rivera - Corporate Secretary

(3) VOTING TRUST HOLDERS OF 5% OR MORE

As of December 31, 2009, there are no persons holding more than 5% of a class under a voting trust or similar agreement.

(4) CHANGES IN CONTROL

None

Item 13. Certain Relationships and Related Transactions

See Note 42 (Related Party Transactions Disclosures) of the Notes to Consolidated Financial Statements.

The Company and its subsidiaries and affiliates, in their regular conduct of business, have engaged in transactions with each other and with other affiliated companies, consisting principally of sales and purchases at market prices and advances made and obtained.

PART IV – CORPORATE GOVERNANCE

Item 14. Corporate Governance

The Company adheres to the principles and practices of good corporate governance, as embodied in its Corporate Governance Manual and pertinent SEC Circulars. Continuous improvement and monitoring have been undertaken to ensure that the Company observes good governance and management practices.

The Board of Directors has approved its Corporate Governance Compliance Evaluation System in late 2003 in order to check and assess the level of compliance of the Company with leading practices on good corporate governance as specified in its Corporate Governance Manual and pertinent SEC Circulars. The System likewise highlights areas for compliance improvement and actions to be taken. One of the system's output is the Annual Corporate Governance Compliance Evaluation Form submitted to the SEC and PSE on or before January 30 of every year starting with calendar year 2003.

Likewise, JG Summit Holdings, Inc. has consistently strived to raise its level of reporting to adopt and implement prescribed Philippine Financial Reporting Standards.

PART V - EXHIBITS AND SCHEDULES

Item 15. Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits

The other exhibits, as indicated in the Index to Exhibits are either not applicable to the Company or require no answer.

(b) Reports on SEC Form 17-C (Current Report)

Following is a list of disclosures filed by JGSHI under SEC Form 17-C for the six month period from July 1, 2009 to December 31, 2009:

Date of Disclosure	Subject Matter
September 9, 2009	Clarification of news article entitled "JG Summit seen raising P5B from sale of retail bonds"
September 25, 2009	Disclosure regarding a registration statement filed by JGSHI with the Securities and Exchange Commission (SEC) in relation to the proposed issuance of retail bonds by JGSHI.
October 8, 2009	A press release entitled "JG Summit Holdings, Inc.'s Bonds Get PRS Aaa Rating".
October 30, 2009	Disclosure regarding a pre-effective order issued by the SEC in connection with the proposed issuance of retail bonds by JGSHI.
November 20, 2009	A press release entitled "JG Summit successfully concludes maiden local currency bond issue".

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of PASIG on APRIL 14, 2010.

By:



JAMES L. GO
Chairman of the Board and
Chief Executive Officer
(acts as Principal Financial Officer)



LANCE Y. GOKONGWEI
President and
Chief Operating Officer



CONSTANTE T. SANTOS
Senior Vice President and
Corporate Controller



ROSALINDA F. RIVERA
Corporate Secretary

PASIG CITY

SUBSCRIBED AND SWORN to before me this APR 14 2010 day of April 2010 affiant(s) exhibiting to me his/their Residence Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
James L. Go	15616997	January 18, 2010	Pasig City
Lance Gokongwei	15616996	January 18, 2010	Pasig City
Constante T. Santos	31123417	February 23, 2010	Pasig City
Rosalinda F. Rivera	Passport No. TT0258545	June 9, 2006	Manila

Notary Public

Doc. No. 234
Book No. 48
Page No. 1
Series of 2010



UALD C. PADILLA
RY PUBLIC
31, 2011
1-4-10 / PASIG

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FORM 17-A, Item 7

*** These schedules which are required by part IV (e) of RSC Rule 68, have been omitted because they are either not required, not applicable of the information required to be presented is included in the Company's consolidated financial statements or notes to consolidated financial statements.**



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Securities and Exchange Commission
SEC Building, EDSA, Greenhills
Mandaluyong City

The management of JG Summit Holdings, Inc. and Subsidiaries (the Group) is responsible for all information and representations contained in the consolidated financial statements as of December 31, 2009 and 2008, and January 1, 2008, and the schedules referred therein as of December 31, 2009. The consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards and reflect amounts that are based on the best estimates and informed judgment of management with appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the audit committee and to its external auditors: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The board of directors (BOD) reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the Group.

SyCip Gorres Velayo & Co., the independent auditors appointed by the stockholders, has audited the consolidated financial statements as of and for the years ended December 31, 2009 and 2008, and January 1, 2008 of the Group in accordance with Philippine Standards on Auditing and has expressed its opinion on the fairness of presentation, upon completion of such audit, in its report to the stockholders and the BOD.







James L. Go	**Lance Y. Gokongwei**	**Constante T. Santos**
Chairman and CEO	*President and COO*	*SVP – Corporate Controller*

Subscribed and Sworn to before me this April APR 16 2010, 2010 affiant(s) exhibiting to me his/her Residence Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
James L. Go	15616997	January 18, 2010	Pasig City
Lance Y. Gokongwei	15616996	January 18, 2010	Pasig City
Constante T. Santos	31123417	February 23, 2010	Pasig City



Doc. No. 246
Book No. 51
Page No. 1
Series of 2010

Notary Public

ATTY. ROMUALDO C. PADILLA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2011
ROLL NO. 54298
IBP NO. 799988 / 11-25-09 / PASIG
PTR NO. 5906282 / 1-4-10 / PASIG
TIN 170-266-059

SGV & Co
Ernst & Young

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-2

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited the accompanying consolidated financial statements of JG Summit Holdings, Inc. and Subsidiaries (the Group), which comprise the consolidated statements of financial position as at December 31, 2009, 2008 and 2007, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2009, and a summary of significant accounting policies and other explanatory notes. We did not examine the financial statements of United Industrial Corporation Limited (UICL), an associate, as of December 31, 2009 and for the year ended December 31, 2009, which are included in the accompanying consolidated financial statements and whose financial information is summarized in Note 15 to the consolidated financial statements. The investment in UICL, accounted for under the equity method, represents 9.6% of the Group's consolidated assets as of December 31, 2009, while equity in net earnings of an associate represents 22.4% of the consolidated "income before tax and discontinued operations" for the year ended December 31, 2009. The financial statements of UICL were audited by other auditor whose report has been furnished to us and our opinion, insofar as it relates to these amounts included for UICL, is based solely on the report of the other auditor whose opinion is unqualified.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.



An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained and the report of other auditor are sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audits and the report of other auditor, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2009, 2008 and 2007, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2009 in accordance with Philippine Financial Reporting Standards.

SYCIP GORRES VELAYO & CO.



Vicky B. Lee-Salas
Partner
CPA Certificate No. 86838
SEC Accreditation No. 0115-AR-2
Tax Identification No. 129-434-735
PTR No. 2087542, January 4, 2010, Makati City

April 14, 2010



JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31		
	2009	2008 (As Restated - Note 47)	2007 (As Restated - Note 47)
ASSETS			
Current Assets			
Cash and cash equivalents (Note 7)	**₱18,473,692,704**	₱7,157,795,679	₱12,451,242,510
Derivative financial instruments (Note 8)	**663,231,959**	1,138,164,659	3,303,006,306
Financial assets at fair value through profit or loss (Note 9)	**8,214,779,749**	6,033,611,355	19,240,698,816
Available-for-sale investments (Note 10)	**10,209,907,024**	8,665,394,821	4,734,603,262
Receivables (Notes 11 and 41)	**18,149,006,089**	18,340,945,733	14,716,419,484
Inventories (Note 12)	**14,878,517,555**	16,694,992,380	14,170,529,292
Biological assets (Note 18)	**1,060,628,145**	1,052,544,395	777,106,454
Other current assets (Note 13)	**6,268,032,384**	8,635,438,974	5,144,064,608
	77,917,795,609	67,718,887,996	74,537,670,732
Assets of disposal group classified as held for sale (Note 45)	–	197,416,861	791,630,235
Total Current Assets	**77,917,795,609**	67,916,304,857	75,329,300,967
Noncurrent Assets			
Receivables (Note 11)	**4,709,051,268**	4,304,707,326	3,121,554,780
Held-to-maturity investments (Note 14)	**970,094,734**	512,769,748	261,139,262
Investments in associates and joint ventures (Note 15)	**28,091,879,159**	25,145,714,203	18,875,832,016
Property, plant and equipment (Note 17)	**132,258,672,721**	121,609,525,107	103,877,035,148
Investment properties (Note 16)	**27,728,976,255**	25,933,594,666	23,460,696,925
Goodwill (Note 20)	**890,375,020**	890,375,020	872,795,433
Biological assets (Note 18)	**505,251,240**	390,715,347	273,462,319
Intangible assets (Note 19)	**865,790,925**	871,090,222	392,393,888
Other noncurrent assets (Note 21)	**3,942,112,460**	3,311,674,664	2,645,932,767
Total Noncurrent Assets	**199,962,203,782**	182,970,166,303	153,780,842,538
	₱277,879,999,391	₱250,886,471,160	₱229,110,143,505
LIABILITIES AND EQUITY			
Current Liabilities			
Short-term debt (Note 24)	**₱13,960,074,007**	₱25,136,598,372	₱17,467,076,999
Accounts payable and accrued expenses (Notes 22 and 41)	**33,240,236,765**	26,735,983,610	23,906,546,444
Derivative financial liabilities (Note 8)	**124,891,412**	2,091,010,183	978,161,144
Income tax payable	**521,701,533**	293,005,102	308,458,844
Current portion of long-term debt (Note 24)	**5,206,601,663**	4,914,812,758	21,443,502,972
Cumulative redeemable preferred shares (Note 25)	–	2,107,818,750	–
Other current liabilities (Note 23)	**5,548,067,758**	4,636,811,325	4,832,962,506
	58,601,573,138	65,916,040,100	68,936,708,909
Liabilities directly associated with assets classified as held for sale (Note 45)	–	8,727,389	23,432,307
Total Current Liabilities	**58,601,573,138**	65,924,767,489	68,960,141,216

(Forward)



	December 31		
	2009	2008 (As Restated - Note 47)	2007 (As Restated - Note 47)
Noncurrent Liabilities			
Long-term debt - net of current portion (Note 24)	**₱92,536,596,303**	₱72,024,713,333	₱41,309,216,318
Cumulative redeemable preferred shares (Note 25)	**–**	–	2,107,818,750
Deferred tax liabilities (Note 39)	**5,384,007,606**	5,212,728,650	6,457,059,133
Other noncurrent liabilities (Notes 26 and 41)	**16,463,327,689**	15,062,121,294	10,890,422,473
Total Noncurrent Liabilities	**114,383,931,598**	92,299,563,277	60,764,516,674
Total Liabilities	**172,985,504,736**	158,224,330,766	129,724,657,890
Equity			
Equity attributable to equity holders of the Parent Company:			
Paid-up capital (Note 27)	**12,856,988,094**	12,856,988,094	12,856,988,094
Retained earnings (Note 27)	**72,988,583,702**	64,646,857,852	65,546,119,210
Other comprehensive loss	**(1,965,984,878)**	(3,870,347,260)	(906,816,824)
Treasury shares (Note 27)	**(721,848,289)**	(721,848,289)	(721,848,289)
	83,157,738,629	72,911,650,397	76,774,442,191
Minority interest (Note 27)	**21,736,756,026**	19,750,489,997	22,611,043,424
Total Equity	**104,894,494,655**	92,662,140,394	99,385,485,615
	₱277,879,999,391	₱250,886,471,160	₱229,110,143,505

See accompanying Notes to Consolidated Financial Statements.



JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31		
	2009	2008	2007
REVENUE			
Sale of goods and services:			
Foods	**₱50,452,959,964**	₱45,454,500,015	₱37,720,260,615
Air transportation	**23,311,006,311**	19,682,140,058	15,015,781,716
Telecommunications	**14,020,021,311**	11,351,149,841	8,313,292,759
Real estate and hotels (Note 16)	**10,376,286,528**	10,672,746,492	8,168,277,118
Petrochemicals	**5,570,751,354**	8,479,117,287	4,466,345,655
Banking (Note 28)	**1,134,848,716**	1,038,942,792	1,377,295,873
Equity in net earnings of associates and joint ventures (Note 15)	**3,089,302,759**	2,389,830,800	1,624,158,170
	107,955,176,943	99,068,427,285	76,685,411,906
COST OF SALES AND SERVICES (Note 31)	**64,403,012,366**	64,228,749,087	47,291,842,367
GROSS INCOME	**43,552,164,577**	34,839,678,198	29,393,569,539
General and administrative expenses (Note 32)	**27,258,681,692**	22,708,399,834	22,667,244,125
Impairment losses and others (Note 35)	**1,073,630,250**	827,124,734	349,936,901
OTHER OPERATING EXPENSES	**28,332,311,942**	23,535,524,568	23,017,181,026
OPERATING INCOME	**15,219,852,635**	11,304,153,630	6,376,388,513
Financing costs and other charges (Note 36)	**(6,309,924,955)**	(6,033,237,404)	(6,542,812,238)
Market valuation gain (loss) on financial assets at fair value through profit or loss (Note 9)	**1,979,891,923**	(3,664,880,243)	247,396,519
Finance income (Note 29)	**1,563,859,497**	2,514,281,808	3,328,117,906
Market valuation gain (loss) on derivative financial instruments (Note 8)	**349,787,107**	(3,474,278,826)	1,712,759,453
Foreign exchange gain (loss)	**(21,627,447)**	(2,930,519,010)	7,213,001,815
Others (Notes 9, 24, 30 and 45)	**203,197,210**	1,377,122,100	2,542,209,872
INCOME (LOSS) BEFORE TAX AND DISCONTINUED OPERATIONS	**12,985,035,970**	(907,357,945)	14,877,061,840
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 39)	**1,217,229,896**	(321,828,720)	3,312,037,822
INCOME (LOSS) AFTER INCOME TAX FROM CONTINUING OPERATIONS	**11,767,806,074**	(585,529,225)	11,565,024,018
LOSS AFTER INCOME TAX FROM DISCONTINUED OPERATIONS (Note 45)	**–**	–	(195,184,252)
NET INCOME (LOSS) FOR THE YEAR	**11,767,806,074**	(585,529,225)	11,369,839,766

(Forward)



	Years Ended December 31		
	2009	2008	2007
OTHER COMPREHENSIVE INCOME (Note 37)			
Net gain (loss) on available-for-sale investments (Note 10)	**₱2,282,447,752**	(₱2,765,871,850)	₱449,827,440
Net gain (loss) from cash flow hedges (Note 8)	**468,170,534**	(865,669,863)	–
Cumulative translation adjustments	**(95,351,176)**	(36,438,689)	(1,726,326,514)
Net unrealized gain (loss) on available-for-sale investments of an associate (Note 10)	**2,758,591**	(1,398,003)	–
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX	**2,658,025,701**	(3,669,378,405)	(1,276,499,074)
TOTAL COMPREHENSIVE INCOME (LOSS)	**₱14,425,831,775**	(₱4,254,907,630)	₱10,093,340,692
NET INCOME (LOSS) ATTRIBUTABLE TO:			
Equity holders of the Parent Company (Note 40)	**₱8,545,641,600**	(₱693,666,085)	₱8,614,002,139
Minority interest (Note 27)	**3,222,164,474**	108,136,860	2,755,837,627
	₱11,767,806,074	(₱585,529,225)	₱11,369,839,766
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:			
Equity holders of the Parent Company	**₱10,450,003,982**	(₱3,657,196,521)	₱7,426,802,013
Minority interest (Note 27)	**3,975,827,793**	(597,711,109)	2,666,538,679
	₱14,425,831,775	(₱4,254,907,630)	₱10,093,340,692
Earnings (Loss) Per Share Attributable to Equity Holders of the Parent Company (Note 40)			
Basic/diluted earnings (loss) per share	**₱1.26**	(₱0.10)	₱1.27
Basic/diluted earnings (loss) per share from continuing operations	**₱1.26**	(₱0.10)	₱1.30

See accompanying Notes to Consolidated Financial Statements.



JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2009, 2008 and 2007

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY													
	Paid-up Capital (Note 27)			Retained Earnings (Note 27)			Other Comprehensive Income							
	Capital Stock	Additional Paid-in Capital	Total Paid-up Capital	Unrestricted Retained Earnings	Restricted Retained Earnings	Total Retained Earnings	Cumulative Translation Adjustments	Net Unrealized Gain (Loss) on Available-for-Sale Investments (Note 10)	Net Unrealized Loss on Cash Flow Hedge (Note 8)	Total Other Comprehensive Income (Loss)	Treasury Shares	Total	MINORITY INTEREST (Note 27)	TOTAL EQUITY
Balance at January 1, 2009	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱50,057,583,432	₱14,589,274,420	₱64,646,857,852	(₱1,665,749,434)	(₱1,338,927,963)	(₱865,669,863)	(₱3,870,347,260)	(₱721,848,289)	₱72,911,650,397	₱19,750,489,997	₱92,662,140,394
Total comprehensive income	–	–	–	8,545,641,600	–	8,545,641,600	(81,077,271)	1,517,269,119	468,170,534	1,904,362,382	–	10,450,003,982	3,975,827,793	14,425,831,775
Appropriation of retained earnings (Note 27)	–	–	–	(22,009,600,000)	22,009,600,000	–	–	–	–	–	–	–	–	–
Cash dividends (Note 27)	–	–	–	(203,915,750)	–	(203,915,750)	–	–	–	–	–	(203,915,750)	–	(203,915,750)
Cash dividends paid to minority interest	–	–	–	–	–	–	–	–	–	–	–	–	(468,346,673)	(468,346,673)
Purchase of subsidiaries' treasury shares (Note 27)	–	–	–	–	–	–	–	–	–	–	–	–	(1,256,286,392)	(1,256,286,392)
Adjustment on subscription receivables	–	–	–	–	–	–	–	–	–	–	–	–	(264,928,699)	(264,928,699)
Balance at December 31, 2009	**₱6,895,273,657**	**₱5,961,714,437**	**₱12,856,988,094**	**₱36,389,709,282**	**₱36,598,874,420**	**₱72,988,583,702**	**(₱1,746,826,705)**	**₱178,341,156**	**(₱397,499,329)**	**(₱1,965,984,878)**	**(₱721,848,289)**	**₱83,157,738,629**	**₱21,736,756,026**	**₱104,894,494,655**
Balance at January 1, 2008	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱47,966,444,790	₱17,579,674,420	₱65,546,119,210	(₱1,617,353,982)	₱710,537,158	₱–	(₱906,816,824)	(₱721,848,289)	₱76,774,442,191	₱22,611,043,424	₱99,385,485,615
Total comprehensive income (loss)	–	–	–	(693,666,085)	–	(693,666,085)	(48,395,452)	(2,049,465,121)	(865,669,863)	(2,963,530,436)	–	(3,657,196,521)	(597,711,109)	(4,254,907,630)
Appropriation of retained earnings (Note 27)	–	–	–	(1,009,600,000)	1,009,600,000	–	–	–	–	–	–	–	–	–
Reversal of appropriation (Note 27)	–	–	–	4,000,000,000	(4,000,000,000)	–	–	–	–	–	–	–	–	–
Cash dividends (Note 27)	–	–	–	(203,915,750)	–	(203,915,750)	–	–	–	–	–	(203,915,750)	–	(203,915,750)
Cash dividends paid to minority interest	–	–	–	–	–	–	–	–	–	–	–	–	(1,154,401,939)	(1,154,401,939)
Purchase of subsidiaries' treasury shares	–	–	–	–	–	–	–	–	–	–	–	–	(1,107,382,344)	(1,107,382,344)
Effect of restatement of Acesfood Network Pte. Ltd.	–	–	–	(1,679,523)	–	(1,679,523)	–	–	–	–	–	(1,679,523)	(1,058,035)	(2,737,558)
Balance at December 31, 2008	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱50,057,583,432	₱14,589,274,420	₱64,646,857,852	(₱1,665,749,434)	(₱1,338,927,963)	(₱865,669,863)	(₱3,870,347,260)	(₱721,848,289)	₱72,911,650,397	₱19,750,489,997	₱92,662,140,394
Balance at January 1, 2007	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱42,556,358,401	₱14,579,674,420	₱57,136,032,821	₱19,673,584	₱260,709,718	₱–	₱280,383,302	(₱721,848,289)	₱69,551,555,928	₱20,939,662,481	₱90,491,218,409
Total comprehensive income (loss)	–	–	–	8,614,002,139	–	8,614,002,139	(1,637,027,566)	449,827,440	–	(1,187,200,126)	–	7,426,802,013	2,666,538,679	10,093,340,692
Appropriation of retained earnings (Note 27)	–	–	–	(3,000,000,000)	3,000,000,000	–	–	–	–	–	–	–	–	–
Cash dividends (Note 27)	–	–	–	(203,915,750)	–	(203,915,750)	–	–	–	–	–	(203,915,750)	–	(203,915,750)
Cash dividends paid to minority interest	–	–	–	–	–	–	–	–	–	–	–	–	(1,023,229,385)	(1,023,229,385)
Increase in minority interest	–	–	–	–	–	–	–	–	–	–	–	–	25,334,091	25,334,091
Minority interest arising on business combination	–	–	–	–	–	–	–	–	–	–	–	–	2,737,558	2,737,558
Balance at December 31, 2007	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱47,966,444,790	₱17,579,674,420	₱65,546,119,210	(₱1,617,353,982)	₱710,537,158	₱–	(₱906,816,824)	(₱721,848,289)	₱76,774,442,191	₱22,611,043,424	₱99,385,485,615

See accompanying Notes to Consolidated Financial Statements.



JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2009	2008 (As restated - Note 47)	2007 (As restated - Note 47)
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) before income tax from continuing operations	**₱12,985,035,970**	(₱907,357,945)	₱14,877,061,840
Loss before income tax from discontinued operations (Note 45)	–	–	(229,247,873)
Income (loss) before income tax from continuing operations	**12,985,035,970**	(907,357,945)	14,647,813,967
Adjustments for:			
Depreciation and amortization of:			
Property, plant and equipment (Note 17)	**9,024,316,157**	7,514,794,643	9,272,836,651
Investment properties (Note 16)	**1,425,959,484**	1,331,338,705	1,216,501,237
Deferred subscriber acquisition and retention costs (Note 21)	**1,202,867,577**	890,855,563	639,376,777
Biological assets (Note 18)	**158,024,602**	113,824,013	117,878,548
Intangible assets (Note 19)	**7,492,937**	9,874,618	10,836,750
Market valuation loss (gain) on:			
Financial assets at fair value through profit or loss (Note 9)	**(1,979,891,923)**	3,664,880,243	(247,396,519)
Derivative instruments (Note 8)	**(349,787,107)**	3,474,278,826	(1,712,759,453)
Interest expense (Note 36)	**6,029,448,280**	5,714,212,456	6,223,235,631
Interest income (Note 29)	**(1,563,859,497)**	(2,514,281,808)	(3,328,117,906)
Foreign exchange loss (gain)	**21,627,447**	2,930,519,010	(7,213,001,815)
Equity in net income of associates and joint ventures (Note 15)	**(3,089,302,759)**	(2,389,830,800)	(1,624,158,170)
Inventory obsolescence and market decline (Note 35)	**60,223,436**	419,171,122	62,540,947
Provision for impairment losses on receivables (Note 35)	**765,594,017**	396,279,058	287,395,954
Realized loss on available-for-sale investments (Note 35)	**247,812,797**	11,674,554	–
Gain arising from changes in fair value less estimated point-of-sale costs of swine stocks (Note 18)	**(377,136,002)**	(280,333,606)	(276,815,236)
Dividends on preferred shares (Note 36)	**174,417,813**	253,991,250	255,818,906
Dividend income (Note 30)	**(152,951,456)**	(140,824,885)	(129,223,295)
Amortization of debt issuance costs	**71,203,771**	71,874,048	83,556,702
Loss on disposal of investment properties	**29,814,936**	4,060,331	1,742,274

(Forward)



	Years Ended December 31		
	2009	2008 (As restated - Note 47)	2007 (As restated - Note 47)
Loss (gain) on sale of:			
Financial assets at fair value through profit or loss and available-for-sale investments (Note 30)	**(₱37,584,955)**	₱19,652,106	(₱321,227,238)
Investment in an associate	**(8,716,087)**	–	–
Property, plant and equipment	**(21,414,507)**	2,693,255	(5,129,493)
Operating income before changes in working capital accounts	**24,623,194,931**	20,591,344,757	17,961,705,219
Decrease (increase) in the amounts of:			
Derivative financial instruments	**(673,228,430)**	(196,588,140)	632,049,811
Financial assets at fair value through profit or loss	**(286,676,396)**	2,263,915,839	1,703,071,542
Receivables	**(953,069,211)**	(5,190,305,431)	(3,264,374,001)
Inventories	**1,756,251,389**	(2,837,849,382)	(2,807,541,231)
Biological assets	**96,491,757**	(226,181,376)	(74,628,632)
Other current assets	**2,367,464,490**	(3,376,867,880)	(2,464,415,851)
Increase (decrease) in the amounts of:			
Accounts payable and accrued expenses	**6,258,517,590**	2,928,170,912	(5,922,432,076)
Other current liabilities	**911,256,433**	(196,151,181)	2,074,341,776
Net cash generated from operations	**34,100,202,553**	13,759,488,118	7,837,776,557
Interest paid	**(5,806,714,009)**	(5,806,853,052)	(6,462,414,298)
Interest received	**1,531,231,130**	2,810,660,684	3,430,658,980
Income taxes paid	**(831,574,760)**	(827,454,839)	(810,152,151)
Dividends received	**152,951,456**	140,824,885	129,223,295
Net cash provided by operating activities	**29,146,096,370**	10,076,665,796	4,125,092,383
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions of:			
Property, plant and equipment (Note 17)	**(19,576,384,822)**	(24,926,781,411)	(19,389,942,059)
Investment properties (Note 16)	**(3,309,428,239)**	(3,846,106,892)	(4,410,111,042)
Available-for-sale investments	**(1,838,665,567)**	(4,235,114,876)	(206,147,085)
Held-to-maturity investments	**(475,467,772)**	(10,217,442)	(49,464,134)
Investments in associates and joint ventures (Note 15)	**(624,198,750)**	(4,367,674,300)	478,070,492
Intangible assets (Note 46)	**(2,193,640)**	(488,685,536)	(97,827,946)
Subsidiaries, net of cash acquired (Note 46)	–	(61,188,275)	(351,856,601)
Proceeds from sale of:			
Available-for-sale investments	**2,373,454,519**	4,244,812,964	601,708,121
Property, plant and equipment	**135,698,280**	88,822,745	45,527,762
Investment properties	**48,346,627**	11,386,453	1,133,625
Investment in an associate (Note 15)	**9,481,415**	–	–
Decrease (increase) in the amounts of:			
Other noncurrent assets	**(1,830,086,974)**	(1,672,951,016)	(1,031,660,133)
Dividends received on investments in associates and joint ventures (Note 15)	**766,973,931**	745,354,210	1,196,260,913
Proceeds from maturity of held-to-maturity investments	**18,142,786**	3,622,189	275,619,197
Net cash used in investing activities	**(24,304,328,206)**	(34,514,721,187)	(22,938,688,890)

(Forward)



	Years Ended December 31		
	2009	2008 (As restated - Note 47)	2007 (As restated - Note 47)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of (Note 24):			
Long-term debt	**₱28,376,697,021**	₱33,379,171,927	₱8,823,054,455
Short-term debt	**17,733,868,806**	21,602,265,637	13,466,442,348
Settlements of (Note 24):			
Short-term debt	**(28,910,393,171)**	(13,932,744,264)	(10,643,073,233)
Long-term debt	**(7,665,856,364)**	(22,194,758,184)	(8,685,749,683)
Redemption of cumulative redeemable preferred shares (Note 25)	**(2,107,818,750)**	–	–
Increase in other noncurrent liabilities	**1,150,597,947**	3,011,422,762	4,925,042,200
Purchase of subsidiaries' treasury notes and others (Note 27)	**(1,256,286,392)**	(1,108,440,379)	28,071,649
Dividends paid to minority interest	**(468,346,673)**	(1,154,401,939)	(1,023,229,385)
Dividends paid on:			
Common shares (Note 27)	**(203,915,750)**	(203,915,750)	(203,915,750)
Preferred shares (Note 36)	**(174,417,813)**	(253,991,250)	(255,818,906)
Net cash provided by financing activities	**6,474,128,861**	19,144,608,560	6,430,823,695
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**11,315,897,025**	(5,293,446,831)	(12,382,772,812)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**7,157,795,679**	12,451,242,510	24,834,015,322
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 7)	**₱18,473,692,704**	₱7,157,795,679	₱12,451,242,510

See accompanying Notes to Consolidated Financial Statements.



JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

JG Summit Holdings, Inc. (the Parent Company) is incorporated in the Republic of the Philippines on November 23, 1990. The registered office address of the Parent Company is 43rd Floor Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

The Parent Company is the holding company of the JG Summit Group (the Group). The Group has principal business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotels, banking and financial services, telecommunications, petrochemicals, air transportation and power generation.

The Group conducts business throughout the Philippines, but primarily in and around Metro Manila where it is based. The Group also has branded food businesses in the People's Republic of China and in the Association of Southeast Asian Nations region, and an interest in a property development business in Singapore.

The principal activities of the Group are further described in Note 6, *Segment Information*, to the consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying consolidated financial statements of the Group have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss (FVPL), available-for-sale (AFS) investments and derivative financial instruments that are measured at fair value and biological assets and agricultural produce that have been measured at fair value less estimated point-of-sale costs.

The consolidated financial statements of the Group are presented in Philippine Peso, the functional currency of the Parent Company and its Philippine subsidiaries. All values were rounded to the nearest peso except when otherwise stated.

Except for certain foreign subsidiaries of the Parent Company and for certain consolidated foreign subsidiaries within Universal Robina Corporation (URC) and Subsidiaries (URC Group) which are disclosed below, the functional currency of other consolidated foreign subsidiaries is US Dollar.

Subsidiaries	Country of Incorporation	Functional Currency
Parent Company		
JG Summit Cayman Limited	Cayman Islands	Philippine Peso
JG Summit Philippines, Ltd. and Subsidiaries		
JG Summit Philippines, Ltd.	British Virgin Islands	Philippine Peso
Multinational Finance Group, Ltd.	- do -	- do -
Telegraph Development, Ltd.	Singapore	- do -
Summit Top Investment, Ltd.	- do -	- do -

(Forward)



Subsidiaries	Country of Incorporation	Functional Currency
URC Group		
Universal Robina (Cayman), Limited	Cayman Islands	Philippine Peso
URC Philippines, Limited	British Virgin Islands	-do-
URC China Commercial Co. Ltd.	China	Chinese Yuan
URC International Co., Ltd & Subsidiaries		
URC Asean Brands Co., Ltd. and Subsidiaries		
URC (Thailand) Co., Ltd.	Thailand	Thai Baht
URC Foods (Singapore) Pte. Ltd.	Singapore	Singapore Dollar
PT URC Indonesia	Indonesia	Indonesian Rupiah
URC Vietnam Co., Ltd.	Vietnam	Vietnam Dong
Ricellent Sdn. Bhd.	Malaysia	Malaysian Ringgit
URC Snack Foods (Malaysia) Sdn. Bhd.	- do -	-do-
Hong Kong China Foods Co., Ltd. and Subsidiaries		
URC Hong Kong Company Limited (formerly Hong Kong Peggy Snacks Foods Co., Limited)	Hong Kong	HK Dollar
Tianjin Pacific Foods Manufacturing Co., Ltd.	China	Chinese Yuan
Xiamen Tongan Pacific Food Co., Ltd.	- do -	-do-
Shanghai Peggy Foods Co., Ltd.	- do -	-do-
Panyu Peggy Foods Co., Ltd.	- do -	-do-
Advanson International Pte. Ltd. and Subsidiary		
Advanson International Pte. Ltd.	Singapore	Singapore Dollar
Jiangsu Aces	- do -	-do-
Acesfood Network Pte. Ltd. (Acesfood) and Subsidiaries		
Shantou SEZ Toyo Food Industries Co., Ltd.	Singapore	Singapore Dollar
Shantou SEZ Shanfu Foods Co., Ltd.	- do -	-do-
Acesfood Network Pte. Ltd. and Subsidiaries		
Acesfood Holdings Pte. Ltd.	Singapore	Singapore Dollar
Acesfood Distributors Pte. Ltd.	- do -	-do-
Guangdong Acesfood International Co., Ltd.	- do -	-do-

Statement of Compliance

The consolidated financial statements of the Group have been prepared in compliance with Philippine Financial Reporting Standards (PFRS).

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following wholly and majority owned subsidiaries:

		Effective Percentage of Ownership		
		December 31		
Subsidiaries	Country of Incorporation	**2009**	2008	2007
Food				
URC and Subsidiaries	Philippines*	**63.87**	61.35	59.18
Air Transportation				
CP Air Holdings, Inc. (CPAHI) and Subsidiaries	-do-	**100.00**	100.00	100.00
Cebu Air, Inc. (CAI)	-do-	**100.00**	100.00	100.00
Pacific Virgin Islands Holdings, Co., Ltd.	British Virgin Islands	**100.00**	100.00	100.00
Telecommunications				
Digital Telecommunications Phils., Inc. (Digitel) and Subsidiaries**	Philippines	**49.82**	49.81	49.80

(Forward)



Subsidiaries	Country of Incorporation	Effective Percentage of Ownership December 31 2009	2008	2007
Real Estate and Hotels				
Robinsons Land Corporation (RLC) and Subsidiaries	Philippines	**60.11**	60.01	60.01
Adia Development and Management Corporation	-do-	**100.00**	100.00	100.00
Petrochemicals				
JG Summit Petrochemical Corporation (JGSPC)	-do-	**100.00**	100.00	100.00
Banking				
Robinsons Savings Bank Corporation (RSBC)	-do-	**100.00**	100.00	100.00
Supplementary Businesses				
Westpoint Industrial Mills Corporation	-do-	**100.00**	100.00	100.00
Litton Mills, Inc. (LMI)	-do-	**100.00**	100.00	100.00
Express Holdings, Inc. (EHI) and a Subsidiary	-do-	**100.00**	100.00	100.00
Summit Forex Brokers Corporation	-do-	**100.00**	100.00	100.00
JG Summit Capital Services Corp. (JGSCSC) and Subsidiaries	-do-	**100.00**	100.00	100.00
JG Summit Capital Markets Corporation	-do-	**100.00**	100.00	100.00
Summit Point Services Ltd.	-do-	**100.00**	100.00	100.00
Summit Internet Investments, Inc.	-do-	**100.00**	100.00	100.00
JG Summit (Cayman), Ltd. (JGSCL)	Cayman Islands	**100.00**	100.00	100.00
JG Summit Philippines Ltd. (JGSPL) and Subsidiaries	British Virgin Islands	**100.00**	100.00	100.00
Multinational Finance Group, Ltd.	-do-	**100.00**	100.00	100.00
Telegraph Development, Ltd.	Singapore	**100.00**	100.00	100.00
Summit Top Investment, Ltd.	British Virgin Islands	**100.00**	100.00	100.00
JG Summit Limited (JGSL)	-do-	**100.00**	100.00	100.00
Cebu Pacific Manufacturing Corporation	Philippines	**100.00**	100.00	100.00
Hello Snack Foods Corporation	-do-	**100.00**	100.00	100.00
JG Cement Corporation	-do-	**100.00**	100.00	100.00
Savannah Industrial Corporation	-do-	**100.00**	100.00	100.00
Terai Industrial Corporation	-do-	**100.00**	100.00	100.00
Unicon Insurance Brokers Corporation	-do-	**100.00**	100.00	100.00
Premiere Printing Company, Inc.	-do-	**100.00**	100.00	100.00
JG Summit Olefins Corporation	-do-	**100.00**	100.00	–

** Certain subsidiaries are located in other countries, such as China, Vietnam, Thailand, Malaysia, etc.*

*** The consolidated financial statements include the accounts of entities over which the Group has the ability to govern the financial and operating policies to obtain benefits from their activities. The Group's consolidated financial statements include the accounts of Digital Telecommunications Phils., Inc, and its wholly owned subsidiaries (the Digitel Group). As disclosed above, the Digitel Group is a 49.82%, 49.81% and 49.80% owned company as of December 31, 2009, 2008 and 2007, respectively.*

Standing Interpretations Committee (SIC) 12, *Consolidation - Special Purpose Entities*, prescribes guidance on the consolidation of special purpose entities (SPE). Under SIC 12, an SPE should be consolidated when the substance of the relationship between a certain company and the SPE indicates that the SPE is controlled by the company. Control over an entity may exist even in cases where an enterprise owns little or none of the SPE's equity, such as when an entity retains majority of the residual risks related to the SPE or its assets in order to obtain benefits from its activities. In accordance with SIC 12, the Group's consolidated financial statements include the accounts of SPEs namely: Surigao Leasing Limited (SLL), Cebu Aircraft Leasing Limited (CALL), IBON Leasing Limited (ILL) and Boracay Leasing Limited (BLL). SLL, CALL, ILL and BLL are SPEs in which the Group does not have equity interest. SLL, CALL, ILL and BLL acquired the passenger aircraft for lease to CAI under finance lease arrangements (Notes 17 and 43) and funded the acquisitions through long-term debt (Note 24).



The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. All significant intercompany transactions and balances, including intercompany profits and unrealized profits and losses, are eliminated in the consolidation.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Parent Company obtains control. Control is achieved where the Parent Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Consolidation of subsidiaries ceases when control is transferred out of the Parent Company.

Under Philippine Accounting Standards (PAS) 27, *Consolidated and Separate Financial Statements*, it is acceptable to use, for consolidation purposes, the financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months.

Below are the subsidiaries with a different fiscal year from that of the Parent Company:

Subsidiaries	Fiscal Year
Food	
URC and Subsidiaries	September 30
Real Estate and Hotels	
RLC and Subsidiaries	-do-
Petrochemicals	
JGSPC	-do-
Textiles	
Westpoint Industrial Mills Corporation	-do-
LMI	-do-
Supplementary Businesses	
Cebu Pacific Manufacturing Corporation	-do-
Hello Snack Foods Corporation	-do-
JG Cement Corporation	-do-
Savannah Industrial Corporation	-do-

Any significant transactions or events that occur between the date of the fiscal subsidiaries' financial statements and the date of the Parent Company's financial statements are adjusted in the consolidated financial statements.

Acquisitions of subsidiaries are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest.

Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of business combination is recognized in the in the profit or loss in the consolidated statement of comprehensive income on the date of acquisition.



Minority Interests

Minority interests represent the portion of income or loss and net assets not held by the Group and are presented separately in the consolidated statement of comprehensive income and within equity in the consolidated statement of financial position, separate from the Group's equity attributable to the equity holders of the Parent Company. Acquisitions of minority interests are accounted for using the parent entity extension method, wherein, the difference between the consideration and the book value of the share of the net assets acquired is recognized as goodwill.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted the following PFRS and Philippine Interpretations which became effective beginning January 1, 2009:

New Standards

- PFRS 8, *Operating Segments*
  This Standard adopts a full management approach in identifying, measuring and disclosing the results of an entity's operating segments. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. The Group determined that the operating segments were the same as the business segments previously identified under PAS 14, *Segment Reporting*. Additional disclosures about each of these segments are shown in Note 6 to the consolidated financial statements, including revised comparative information. Except for the additional disclosures, adoption of this Standard did not have any effect on the financial position or performance of the Group.

- PAS 1, *Presentation of Financial Statements (Revised)*
  In accordance with the amendment to PAS 1, the statement of changes in equity shall include only transactions with owners, while all non-owner changes will be presented in equity as a single line with details included in a separate statement. Owners are defined as the holders of instruments classified as equity.

  In addition, the amendment to PAS 1 provides for the introduction of a new statement of comprehensive income that combines all items of income and expense recognized in the statement of comprehensive income together with 'Other comprehensive income'. The revisions specify what is included in other comprehensive income, such as gains and losses on AFS assets, actuarial gains and losses on defined benefit pension plans and changes in the asset revaluation reserve. Entities can choose to present all items in one single statement, or to present two linked statements, a separate statement of income and a statement of comprehensive income. The Group has elected to present a single statement of comprehensive income.

  Moreover, although not mandatory, the Group elected to refer to the balance sheet as the "statement of financial position". Revised PAS 1 also requires an entity to present a statement of financial position at the beginning of the earliest comparative period when it reclassifies items in the financial statements. Accordingly, the Group presented a consolidated statement of financial position as at December 31, 2007 because of certain reclassifications made in the consolidated statement of financial position in relation to the selected accounts in the consolidated statement of financial position (Note 47).



- PAS 23, *Borrowing Costs (Revised)*
  This Standard has been revised to require capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The amendment to this Standard has no significant impact on the consolidated financial statements of the Group since the Group currently capitalizes borrowing costs that are related to qualifying assets.

Amendments to Standards

- Amendments to PFRS 7, *Financial Instruments - Disclosures*
  The amended Standard requires additional disclosure about fair value measurement and liquidity risk.

  Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instruments recognized at fair value. In addition, a reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy.

  The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and financial assets used for liquidity management. The amendment to this Standard has no significant impact on the consolidated financial statements of the Group except for additional disclosures presented in Notes 4 and 5 in the notes to consolidated financial statements.

The following new and amendments to existing PFRS and Philippine Interpretations which became effective in January 1, 2009, except when otherwise indicated, did not have any significant impact on the accounting policies, financial position or performance of the Group:

New Standards and Interpretations
- Philippine Interpretation IFRIC - 13, *Customer Loyalty Programmes*, effective July 1, 2008
- Philippine Interpretation IFRIC - 16, *Hedges of a Net Investment in a Foreign Operation*, effective October 1, 2008
- Philippine Interpretation IFRIC - 18, *Transfers of Assets from Customers, effective July 1, 2009 Amendments to Standards*
- PFRS 1 and PAS 27 Amendments - *Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*
- PFRS 2 Amendment - *Vesting Conditions and Cancellations*
- PAS 32 and PAS 1 Amendments - *Puttable Financial Instruments and Obligations Arising on Liquidation*
- Philippine Interpretation IFRIC - 9 and PAS 39 Amendments - *Embedded Derivatives*



Improvements to PFRSs
The omnibus amendments to PFRSs issued in 2008 (and 2009 with respect to PAS 18, *Revenue*) were issued primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes in accounting policies but did not have an impact on the financial position or performance of the Group:

PAS 1, *Presentation of Financial Statements*
- Assets and liabilities classified as held for trading in accordance with PAS 39 *Financial Instruments: Recognition and Measurement* are not automatically classified as current in the consolidated statement of financial position. The Group amended its accounting policy accordingly, and analyzed whether management's expectation of the period of realization of financial assets and liabilities differs from the classification of the instruments. This did not result in any reclassification of financial instruments between current and noncurrent in the consolidated statement of financial position.

PAS 16, *Property, Plant and Equipment*
- The amendment replaces the term 'net selling price' with 'fair value less costs to sell', to be consistent with PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations* and PAS 36, *Impairment of Assets*. The Group amended its accounting policy accordingly, which did not result in any changes in the financial position.

PAS 40, *Investment Property*
- Under the improvements, the requirement that property under construction or development for future use as an investment property was previously classified as property and equipment was revised, and such can now be classified as investment property. If fair value cannot be reliably determined, the investment property under construction will be measured at cost until such time that the fair value can be determined or construction is complete. Also the improvements revised the conditions for a voluntary change in accounting policy to be consistent with PAS 8, *Accounting Policies, Change in Accounting Estimates and Errors*, and clarified that the carrying amount of investment of investment property held under lease is the valuation obtained increased by any recognized liability.

  The adoption of the improvements resulted in the reclassification of 'Construction in-progress' account from 'Property plant and equipment' to 'Investment properties.' Pursuant to the adoption of the PAS 1(Revised), a third consolidated statement of financial position was presented as of December 31, 2007. The increase in the 'Investment properties' account and decrease in 'Property plant and equipment' account amounted to ₱2.5 billion and ₱2.6 billion as of December 31, 2008 and 2007, respectively (Note 47).

The improvements to the following standards did not have any impact on the accounting policies, financial position or performance of the Group:

Improvements to PFRS 2008
<u>Part I</u>
- PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*
- PAS 19, *Employee Benefits*
- PAS 20, *Accounting for Government Grants and Disclosures of Government Assistance*
- PAS 27, *Consolidated and Separate Financial Statements*
- PAS 28, *Investment in Associates*
- PAS 29, *Financial Reporting in Hyperinflationary Economies*
- PAS 31, *Interest in Joint Ventures*



- PAS 36, *Impairment of Assets*
- PAS 38, *Intangible Assets*
- PAS 39, *Financial Instruments: Recognition and Measurement*
- PAS 40, *Investment Property*
- PAS 41, *Agriculture*

Part II

- PFRS 7, *Financial Instruments - Disclosures*
  Removes the reference to 'total interest income' as a component of finance costs.

- PAS 8, *Accounting Policies, Change in Accounting Estimates and Errors*
  Clarifies that only implementation guidance that is an integral part of a PFRS is mandatory when selecting accounting policies.

- PAS 10, *Events after the Reporting Period*
  Clarifies that dividends declared after the end of the reporting period are not obligations.

- PAS 34, *Interim Financial Reporting*
  Requires that earnings per share is disclosed in interim financial reports if an entity is within the scope of PAS 33, *Earnings Per Share.*

Improvements to PFRS 2009

- PAS 18
  The Board has added guidance (which accompanies the standard) to determine whether an entity is acting as a principal or as agent. The features indicating an entity is acting as a principal are whether the entity:

  a. has primary responsibility for providing the goods or services;
  b. has inventory risk;
  c. has discretion in establishing prices; and
  d. bears the credit risk.

  The Group has assessed its revenue arrangements against these criteria and concluded that it is acting as a principal in all arrangements. The revenue recognition policy has been updated accordingly.

Significant Accounting Policies

Foreign Currency Translation

The Group's consolidated financial statements are presented in Philippine peso, which is also the Parent Company's functional currency. Each entity in the Group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group's entities in their respective functional currencies at the foreign exchange rates prevailing at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated using the closing foreign exchange rate prevailing at the statement of financial position date. All differences are charged to profit or loss in the consolidated statement of comprehensive income.



Nonmonetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the dates of initial transactions. Nonmonetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Group companies
As of reporting date, the assets and liabilities of foreign subsidiaries, with functional currencies other than the functional currency of the Parent Company, are translated into the presentation currency of the Group using the closing foreign exchange rate prevailing at the statement of financial position date, and their respective statements of comprehensive income are translated at the monthly weighted average exchange rates for the year. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation shall be recognized in the profit or loss in the consolidated statement of comprehensive income.

Cash and Cash Equivalents
Cash represents cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of placement, and that are subject to an insignificant risk of changes in value.

Recognition of Financial Instruments
Date of recognition
Financial instruments within the scope of PAS 39 are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date. Derivatives are recognized on a trade date basis.

Initial recognition of financial instruments
Financial instruments are recognized initially at fair value. Except for financial instruments designated as at FVPL, the initial measurement of financial assets includes transaction costs. The Group classifies its financial assets into the following categories: financial assets at FVPL, held-to-maturity (HTM) investments, available-for-sale (AFS) investments, and loans and receivables. The Group classifies its financial liabilities into financial liabilities at FVPL and other financial liabilities. The classification depends on the purpose for which the investments were acquired and whether they are quoted in an active market. Management determines the classification of its investments at initial recognition and, where allowed and appropriate, re-evaluates such designation at every reporting date.

Determination of fair value
The fair value for financial instruments traded in active markets at the statement of financial position date is based on their quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and ask prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction.

For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models and other relevant valuation models.



'Day 1' difference
Where the transaction price in a non-active market is different from the fair value based on other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from an observable market, the Group recognizes the difference between the transaction price and fair value (a 'Day 1' difference) in the profit or loss in the consolidated statement of comprehensive income unless it qualifies for recognition as some other type of asset. In cases where variables used are made of data which is not observable, the difference between the transaction price and model value is only recognized in the profit of loss in the consolidated statement of comprehensive income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the 'Day 1' difference amount.

Financial assets and financial liabilities at FVPL
Financial assets and financial liabilities at FVPL include financial assets and financial liabilities held for trading purposes, derivative financial instruments or those designated upon initial recognition at FVPL.

Financial assets and liabilities are classified as held for trading if they are acquired for the purpose of selling and repurchasing in the near term.

Derivatives are also classified under financial assets or liabilities at FVPL, unless they are designated as hedging instruments in an effective hedge.

Financial assets or liabilities may be designated by management on initial recognition as at FVPL when any of the following criteria are met:

- the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis;
- the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or
- the financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Financial assets and financial liabilities at FVPL are recorded in the consolidated statement of financial position at fair value. Changes in fair value are reflected in the profit or loss in the consolidated statement of comprehensive income under 'Market valuation gain (loss) on financial assets at FVPL.' Interest earned or incurred is recorded in interest income or expense, respectively, while dividend income is recorded in other operating income according to the terms of the contract, or when the right to receive payment has been established.

Derivatives classified as FVPL
The Parent Company and certain subsidiaries are counterparties to derivative contracts, such as currency forwards, cross currency swaps, credit default swaps, currency options and commodity options. These derivatives are entered into as a means of reducing or managing their respective foreign exchange and interest rate exposures, as well as for trading purposes. Such derivative financial instruments (including bifurcated embedded derivatives) are initially recorded at fair value on the date at which the derivative contract is entered into or bifurcated and are subsequently remeasured at fair value. Any gains or losses arising from changes in fair values of derivatives



(except those accounted for as accounting hedges) are taken directly in the profit or loss in the consolidated statement of comprehensive income as 'Market valuation gain (loss) on derivative financial instruments.' Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair values of the Group's derivative instruments are calculated by using certain standard valuation methodologies and quotes obtained from third parties.

Derivatives designated as accounting hedges
For the purpose of hedge accounting, hedges are classified primarily as either: (a) a hedge of the fair value of an asset, liability or a firm commitment (fair value hedge); (b) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction (cash flow hedge); or (c) a hedge of a net investment in a foreign operation (net investment hedge). Hedge accounting is applied to derivatives designated as hedging instruments in a fair value, cash flow or net investment hedge provided certain criteria are met.

In 2009 and 2008, the Group applied cash flow hedge accounting treatment on certain currency swap and interest rate swap transactions (Note 8).

Hedge accounting
At the inception of a hedging relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and risk management objective and its strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedge
Cash flow hedges are hedges of the exposure to variability in cash flows that are attributable to a particular risk associated with a recognized asset, liability or a highly probable forecast transaction and could affect the profit or loss. The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized as gain or loss on cash flow hedges in other comprehensive income. Any gain or loss in fair value relating to an ineffective portion is recognized immediately in the consolidated statement of comprehensive income.

Amounts accumulated in other comprehensive income are recycled to the profit or loss in the consolidated statement of comprehensive income in the periods in which the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income is eventually recognized in the profit or loss in the consolidated statement of comprehensive income.

Hedge effectiveness testing
To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness), and demonstrate actual effectiveness (retrospective effectiveness) on an ongoing basis.



The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method that the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

For prospective effectiveness, the hedging instrument must be expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. The Group applies the dollar-offset method using hypothetical derivatives in performing hedge effectiveness testing. For actual effectiveness to be achieved, the changes in fair value or cash flows must offset each other in the range of 80 to 125 percent. Any hedge ineffectiveness is recognized in the profit or loss in the consolidated statement of comprehensive income.

Embedded derivatives
Embedded derivatives are bifurcated from their host contracts, when the following conditions are met: (a) the entire hybrid contracts (composed of both the host contract and the embedded derivative) are not accounted for as financial assets at FVPL; (b) when their economic risks and characteristics are not closely related to those of their respective host contracts; and (c) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

The Group assesses whether embedded derivatives are required to be separated from the host contracts when the Group first becomes a party to the contract. Reassessment of embedded derivatives is only done when there are changes in the contract that significantly modifies the contractual cash flows that would otherwise be required.

The Group has certain derivatives that are embedded in nonfinancial host contracts (such as purchase orders, network contracts and service agreements). These embedded derivatives include foreign currency-denominated derivatives in purchase orders and certain network and service agreements. The fair value changes of these derivatives are recognized directly in the profit or loss in the consolidated statement of comprehensive income under 'Market valuation gain (loss) on derivative financial instruments.'

HTM investments
HTM investments are quoted nonderivative financial assets with fixed or determinable payments and fixed maturities which the Group's management has the positive intention and ability to hold to maturity. Where the Group sells other than an insignificant amount of HTM investments, the entire category would be tainted and reclassified as AFS investments. After initial measurement, these investments are subsequently measured at amortized cost using the effective interest method, less any impairment in value. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate (EIR). Gains and losses are recognized in the profit or loss in the consolidated statement of comprehensive income when the HTM investments are derecognized and impaired, as well as through the amortization process. The effects of restatement of foreign currency-denominated HTM investments are recognized in the profit or loss in the consolidated statement of comprehensive income.

Loans and receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments and fixed maturities that are not quoted in an active market. They are not entered into with the intention of immediate or short-term resale and are not classified or designated as AFS investments or financial assets at FVPL. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method, less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on



acquisition and includes fees that are an integral part of the EIR and transaction costs. The amortization is included under 'Interest income' in the profit and loss in the consolidated statement of comprehensive income. Gains and losses are recognized in the the profit or loss in the consolidated statement of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Loans and receivables are classified as current assets if maturity is within 12 months from the statement of financial position date. Otherwise, these are classified as noncurrent assets.

AFS investments
AFS investments are those nonderivative investments which are designated as such or do not qualify to be classified as designated financial assets or financial liabilities at FVPL, HTM investments or loans and receivables. They are purchased and held indefinitely, and may be sold in response to liquidity requirements or changes in market conditions.

After initial measurement, AFS investments are subsequently measured at fair value. The effective yield component of AFS debt securities, as well as the impact of restatement on foreign currency-denominated AFS debt securities, is reported in the profit or loss in the consolidated statement of comprehensive income. The unrealized gains and losses arising from the fair valuation of AFS investments are excluded, net of tax, from reported earnings and are reported under 'Net unrealized gain (loss) on available-for-sale investments' in other comprehensive income within equity of the consolidated statement of comprehensive income.

When the security is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the profit or loss in the consolidated statement of comprehensive income. Interest earned on holding AFS investments are reported as interest income using the effective interest method. Where the Group holds more than one investment in the same security, these are deemed to be disposed of on a first-in, first-out basis. Dividends earned on holding AFS investments are recognized in the profit or loss in the consolidated statement of comprehensive income when the right to receive payment has been established. The losses arising from impairment of such investments are recognized under 'Impairment losses and others' in the profit or loss in the consolidated statement of comprehensive income.

Other financial liabilities
Issued financial instruments or their components, which are not designated as at FVPL, are classified as other financial liabilities where the substance of the contractual arrangement results in the Group having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue.

After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premium on the issue and fees and debt issue costs that are an integral part of the EIR. Any effects of restatement of foreign currency-denominated liabilities are recognized in the profit or loss in the consolidated statement of comprehensive income.

Debt issuance costs are amortized using the effective interest method and unamortized debt issuance costs are offset against the related carrying value of the loan in the consolidated statement of financial position. When a loan is repaid, the related unamortized debt issuance costs at the date of repayment are charged against profit or loss.



This accounting policy applies primarily to the Group's short-term and long-term debt, accounts payable and accrued expenses and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable and pension liabilities).

Reclassification of Financial Assets
A financial asset is reclassified out of the financial assets at FVPL category when the following conditions are met:

- the financial asset is no longer held for the purpose of selling or repurchasing it in the near term; and
- there is a rare circumstance.

The Group may also reclassify AFS investments to the HTM investments category when there is a change of intention and the Group has the ability to hold the financial asset until maturity.

Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortized cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made. Effective interest rates for financial assets reclassified to loans and receivables and HTM investments categories are determined at the reclassification date. Further increases in estimates of cash flows adjust effective interest rates prospectively.

Classification of Financial Instruments Between Debt and Equity
A financial instrument is classified as debt, if it provides for a contractual obligation to:

- deliver cash or another financial asset to another entity; or
- exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; or
- satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares.

If the Group does not have an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation, the obligation meets the definition of a financial liability.

The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount, after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue.

Cumulative redeemable preferred shares
Cumulative redeemable preferred shares that exhibit characteristics of a liability are recognized as a liability in the consolidated statement of financial position. The corresponding dividends on those shares are charged as interest expense in the profit or loss in the consolidated statement of comprehensive income. Upon issuance, cumulative redeemable preferred shares are carried as a noncurrent liability on the amortized cost basis until extinguished on redemption.

Impairment of Financial Assets
The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset



(an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost
The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If there is objective evidence that an impairment loss on a financial asset carried at amortized cost (i.e., receivables or HTM investments) has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original EIR. The carrying amount of the asset is reduced through the use of an allowance account. The loss is recognized in the profit or loss in the consolidated statement of comprehensive income as 'Impairment losses and others.' The asset, together with the associated allowance account, is written-off when there is no realistic prospect of future recovery.

If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtor's ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the profit or loss in the consolidated statement of comprehensive income to the extent that the carrying amount of the asset does not exceed its amortized cost at the reversal date.

The Group performs a regular review of the age and status of these accounts, designed to identify accounts with objective evidence of impairment and provide the appropriate allowance for impairment loss. The review is accomplished using a combination of specific and collective assessment approaches, with the impairment loss being determined for each risk grouping identified by the Group.

AFS investments
The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

In the case of equity investments classified as AFS investments, objective evidence would include a 'significant' or 'prolonged' decline in the fair value of the investments below its cost. 'Significant' is to be evaluated against the original cost of the investment and 'prolonged' against the period in which the fair value has been below its original cost. The Group treats 'significant' generally as 20% or more and 'prolonged' as greater than 12 months for quoted equity securities. Where there is evidence of impairment, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial



asset previously recognized in the profit and loss - is removed from other comprehensive income and recognized in the profit or loss in the consolidated statement of comprehensive income. Impairment losses on equity investments are not reversed through the profit or loss in the consolidated statement of comprehensive income. Increases in fair value after impairment are recognized as part of the other comprehensive income.

In the case of debt instruments classified as AFS investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of 'Interest income' in the profit or loss in the consolidated statement of comprehensive income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the profit or loss in the consolidated statement of comprehensive income, the impairment loss is reversed through the profit or loss in the consolidated statement of comprehensive income.

Derecognition of Financial Instruments

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of ownership and retained control of the asset, or (b) has neither transferred nor retained the risks and rewards of the asset but has transferred the control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the profit or loss in the consolidated statement of comprehensive income.

Offsetting Financial Instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is not generally the case with master netting agreements; thus, the related assets and liabilities are presented gross in the consolidated statement of financial position.



Inventories

Inventories, including work-in-process, are valued at the lower of cost or net realizable value (NRV). NRV is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. NRV for materials, spare parts and other supplies represents the related replacement costs. In determining the NRV, the Group deducts from cost 100% of the carrying value of slow moving items and nonmoving items for more than one year. Cost is determined using the moving average method.

When inventories are sold, the carrying amounts of those inventories are recognized under 'Cost of sales and services' in the profit or loss in the consolidated statement of comprehensive income in the period when the related revenue is recognized. The amount of any write-down of inventories to NRV shall be recognized in 'Cost of sales and services' while all other losses on inventories shall be recognized under 'Impairment losses and others' in the profit or loss in the consolidated statement of comprehensive income in the period the write-down or loss was incurred. The amount of any reversal of any write-down of inventories, arising from an increase in NRV, shall be recognized as a reduction to 'Cost of sales and services' in the period where the reversal was incurred.

Some inventories may be allocated to other asset accounts, for example, inventory used as a component of a self-constructed property, plant or equipment. Inventories allocated to another asset in this way are recognized as an expense during the useful life of that asset.

Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Finished goods, work-in-process, raw materials and packaging materials

Cost is determined using the moving average method. Finished goods and work-in-process include direct materials and labor and a proportion of manufacturing overhead costs based on actual goods processed and produced, but excluding borrowing costs.

Subdivision land and condominium and residential units for sale

Subdivision land, condominium and residential units for sale are carried at the lower of cost or NRV. Cost includes costs incurred for development and improvement of the properties and borrowing costs on loans directly attributable to the projects which were capitalized during construction.

Materials in-transit

Cost is determined using the specific identification basis.

Spare parts and other supplies

Cost is determined using the moving average method.

Assets Held for Sale

The Group classifies assets as held for sale (disposal group) when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated. Furthermore, the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.



The related results of operations and cash flows of the disposal group that qualify as discontinued operations are separated from the results of those that would be recovered principally through continuing use, and the prior years' profit or loss in the consolidated statement of comprehensive income and consolidated statement of cash flows are represented. Results of operations and cash flows of the disposal group that qualify as discontinued operations are presented in the profit or loss in the consolidated statement of comprehensive income and consolidated statement of cash flows as items associated with discontinued operations.

In circumstances where certain events have extended the period to complete the sale of a disposal group beyond one year, the disposal group continues to be classified as held for sale if the delay is caused by events or circumstances beyond the Group's control and there is sufficient evidence that the Group remains committed to its plan to sell the disposal group. Otherwise, if the criteria for classification of a disposal group as held for sale are no longer met, the Group ceases to classify the disposal group as held for sale.

Initial and subsequent measurement
Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell. Impairment losses are recognized for any initial or subsequent write-down of the assets held for sale to the extent that these have not been previously recognized at initial recognition. Reversals of impairment losses for any subsequent increases in fair value less cost to sell of the assets held for sale are recognized as a gain, but not in excess of the cumulative impairment loss that has been previously recognized. Liabilities directly related to assets held for sale are measured at their expected settlement amounts.

Investment Properties
Investment properties consist of properties that are held to earn rentals or for capital appreciation or both, and those which are not occupied by entities in the Group. Investment properties, except for land, are carried at cost less accumulated depreciation and impairment loss, if any. Land is carried at cost less impairment loss, if any. Investment properties are measured initially at cost, including transaction costs. Transaction costs represent nonrefundable taxes such as capital gains tax and documentary stamp tax that are for the account of the Group. An investment property acquired through an exchange transaction is measured at the fair value of the asset acquired unless the fair value of such an asset cannot be measured, in which case the investment property acquired is measured at the carrying amount of asset given up. Foreclosed properties are classified under investment properties on foreclosure date.

The Group's investment properties are depreciated using the straight-line method over their estimated useful lives (EUL) as follows:

Land improvements	10 years
Buildings and building improvements	10 to 20 years
Theater furniture and equipment	5 years

The depreciation and amortization method and useful life are reviewed periodically to ensure that the method and period of depreciation and amortization are consistent with the expected pattern of economic benefits from items of investment properties.

Investment properties are derecognized when either they have been disposed of or when the investment properties are permanently withdrawn from use and no future economic benefit is expected from their disposal. Any gains or losses on the retirement or disposal of investment properties are recognized in the profit or loss in the consolidated statement of comprehensive income in the year of retirement or disposal.



Transfers are made to investment property when, and only when, there is a change in use, evidenced by the end of owner occupation or commencement of an operating lease to another party. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner occupation or commencement of development with a view to sale.

For a transfer from investment property to owner-occupied property or to inventories, the deemed cost of the property for subsequent accounting is its fair value at the date of change in use. If the property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under the 'Property, plant and equipment account up to the date of change in use. When the Group completes the construction or development of a self-constructed investment property, any difference between the fair value of the property at that date and its previous carrying amount is recognized in the profit or loss in the consolidated statement of comprehensive income.

Construction in-progress is stated at cost. This includes cost of construction and other direct costs. Borrowing costs that are directly attributable to the construction of investment properties are capitalized during the construction period. Construction in-progress is not depreciated until such time as the relevant assets are completed and put into operational use.

Investment in subsidiaries, associates and joint ventures

Investments in subsidiaries

Subsidiaries pertain to all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity (see accounting policy on Basis of Consolidation).

Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

The Group also has interests in joint ventures which are jointly controlled entities. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest.

The Group's investments in its associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investments in associates and joint ventures are carried in the consolidated statement of financial position at cost plus post-acquisition changes in the Group's share in the net assets of the associates and joint ventures. The consolidated statement of comprehensive income reflects the share of the results of operations of the associates and joint ventures. Where there has been a change recognized in the investees' other comprehensive income, the Group recognizes its share of any changes and discloses this, when applicable, in the other comprehensive income in the consolidated statement of comprehensive income. Profits and losses arising from transactions between the Group and the associate are eliminated to the extent of the interest in the associates and joint ventures.



The Group's investments in certain associates and joint ventures include goodwill on acquisition, less any impairment in value. Goodwill relating to an associate or joint venture is included in the carrying amount of the investment and is not amortized.

The investee companies' accounting policies conform to those used by the Group for like transactions and events in similar circumstances, except for UICL, in which the fair value method was used for the valuation of investment properties in its separate financial statements, while the cost method was used for purposes of the consolidated financial statements (Note 15). Adjustments to eliminate the effect of fair value in the reported results of operations of UICL were made to align the accounting policies of UICL with that of the Group.

Upon loss of significant influence over the associate, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized either in profit or loss or other comprehensive income.

Property, Plant and Equipment
Property, plant and equipment, except land which is stated at cost less any impairment in value, are carried at cost less accumulated depreciation, amortization and impairment loss, if any.

The initial cost of property, plant and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Cost also includes: (a) interest and other financing charges on borrowed funds used to finance the acquisition of property, plant and equipment to the extent incurred during the period of installation and construction; and (b) asset retirement obligation (ARO) relating to property, plant and equipment installed/constructed on leased properties or leased aircraft.

Subsequent replacement costs of parts of the property, plant and equipment are capitalized when the recognition criteria are met. Significant refurbishments and improvements are capitalized when it can be clearly demonstrated that the expenditures have resulted in an increase in future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond the originally assessed standard of performance. Costs of repairs and maintenance are charged as expense when incurred.

Foreign exchange differentials arising from the acquisition of property, plant and equipment are charged against profit or loss and are no longer capitalized.

Depreciation and amortization of property, plant and equipment commence, once the property, plant and equipment are available for use, and are computed using the straight-line method over the EUL of the assets, regardless of utilization.



The EUL of property, plant and equipment of the Group follow:

	EUL
Land improvements	10 to 40 years
Building and improvements	10 to 50 years
Machinery and equipment	4 to 50 years
Telecommunications equipment:	
Tower	20 years
Switch	10 to 20 years
Outside plant facilities	10 to 20 years
Distribution dropwires	5 years
Cellular facilities and others	3 to 20 years
Investments in cable systems	15 years
Assets under lease	15 years
Passenger aircraft*	15 years
Other flight equipment	5 years
Transportation, furnishing and other equipment	3 to 5 years

** With 15% residual value after 15 years*

Prior to 2008, the EUL of the tower, switch and cellular facilities and others are 15 years, 10 to 15 years and 3 to 10 years, respectively.

The asset's residual values, useful lives and methods of depreciation and amortization are reviewed periodically to ensure that the method and period of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment. Any change in the expected residual values, useful lives and methods of depreciation are adjusted prospectively from the time the change was determined necessary.

Leasehold improvements are amortized over the shorter of their EUL or the remaining lease terms.

Construction in-progress is stated at cost. This includes cost of construction and other direct costs. Borrowing costs that are directly attributable to the construction of property, plant and equipment are capitalized during the construction period. Construction in-progress is not depreciated until such time as the relevant assets are completed and put into operational use. Assets under construction are reclassified to a specific category of property, plant and equipment when the construction and other related activities necessary to prepare the properties for their intended use are completed and the properties are available for use.

Major spare parts and stand-by equipment items that the Group expects to use over more than one period and can be used only in connection with an item of property, plant and equipment are accounted for as property, plant and equipment. Depreciation and amortization on these major spare parts and stand-by equipment commence once these have become available for use (i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by the Group).

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the profit or loss in the consolidated statement of comprehensive income, in the year the item is derecognized.



ARO
The Group is legally required under various lease contracts to restore certain leased properties and leased aircraft to their original condition and to bear the cost of any dismantling and deinstallation at the end of the contract period. The Group recognizes the present value of these costs, and depreciates such on a straight-line basis over the EUL of the related property, plant and equipment or the contract period, whichever is shorter, or is written-off as a result of impairment of the related 'Property, plant and equipment' account.

Borrowing Costs
Interest and other finance costs incurred during the construction period on borrowings used to finance property development are capitalized to the appropriate asset accounts. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress, and expenditures and borrowing costs are being incurred. The capitalization of these borrowing costs ceases when substantially all the activities necessary to prepare the asset for sale or its intended use are complete. If the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Capitalized borrowing cost is based on the applicable weighted average borrowing rate for general borrowings. For specific borrowings, all borrowing costs are eligible for capitalization.

Borrowing costs which do not qualify for capitalization were expensed as incurred.

Interest expense on loans is recognized using the effective interest method over the term of the loans.

Goodwill
Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the investee at the date of acquisition which is not identifiable to specific assets.

Goodwill acquired in a business combination from the acquisition date is allocated to each of the Group's cash-generating units, or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on the Group's operating segments as determined in accordance with PFRS 8, *Operating Segments*.

Following initial recognition, goodwill is measured at cost, less any accumulated impairment loss. Goodwill is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired (see Impairment of Nonfinancial Assets).

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.



Biological Assets

The biological assets of the Group are divided into two major categories with sub-categories as follows:

Swine livestock
- Breeders (livestock bearer)
- Sucklings (breeders' offspring)
- Weanlings (comes from sucklings intended to be breeders or to be sold as fatteners)
- Fatteners/finishers (comes from weanlings unfit to become breeders; intended for the production of meat)

Poultry livestock
- Breeders (livestock bearer)
- Chicks (breeders' offspring intended to be sold as breeders)

A biological asset shall be measured on initial recognition and at each statement of financial position date at its fair value less estimated point-of-sale costs, except for a biological asset where fair value is not clearly determinable. Agricultural produce harvested from an entity's biological assets shall be measured at its fair value less estimated point-of-sale costs.

The Group is unable to measure fair values reliably for its poultry livestock breeders in the absence of: (a) available market-determined prices or values; and (b) alternative estimates of fair values that are determined to be clearly reliable; thus, these biological assets are measured at cost less accumulated depreciation and impairment loss, if any. However, once the fair values become reliably measurable, the Group measures these biological assets at their fair values less estimated point-of-sale costs.

Agricultural produce is the harvested product of the Group's biological assets. A harvest occurs when agricultural produce is either detached from the bearer biological asset or when the life processes of the agricultural produce cease. A gain or loss arising on initial recognition of agricultural produce at fair value less estimated point-of-sale costs shall be included in the profit or loss in the consolidated statement of comprehensive income in the period in which it arises. The agricultural produce in swine livestock is the suckling that transforms into weanling then into fatteners/finishers, while the agricultural produce in poultry livestock is the hatched chick.

Biological assets at cost

The cost of a biological asset comprises its purchase price and any costs attributable in bringing the biological asset to its location and conditions intended by management.

Depreciation (included under 'Cost of sales and services' in the profit or loss in the consolidated statement of comprehensive income) is computed using the straight-line method over the EUL of the biological assets, regardless of utilization. The EUL of biological assets is reviewed annually based on expected utilization as anchored on business plans and strategies that considers market behavior to ensure that the period of depreciation is consistent with the expected pattern of economic benefits from the biological assets. The EUL of biological assets ranges from two to three years.

The carrying values of biological assets at cost are reviewed for impairment, when events or changes in the circumstances indicate that the carrying values may not be recoverable (see further discussion under Impairment of Nonfinancial Assets).

This accounting policy applies to the Group's poultry livestock breeders.



Biological assets carried at fair values less estimated point-of-sale costs
Swine weanlings and fatteners/finishers are measured at their fair values less point-of-sale costs. The fair values are determined based on current market prices of livestock of similar age, breed and genetic merit. Point-of-sale costs include commissions to brokers and dealers, nonrefundable transfer taxes and duties. Point-of-sale costs exclude transport and other costs necessary to get the biological assets to the market.

A gain or loss on initial recognition of a biological asset carried at fair value less estimated point-of-sale costs and from a change in fair value less estimated point-of-sale costs of a biological asset is included under 'Cost of sales and services' in the profit or loss in the consolidated statement of comprehensive income in the period in which it arises.

Intangible Assets
Intangible assets other than goodwill acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the acquisition date. Following initial recognition, intangible assets are measured at cost less any accumulated amortization and impairment loss, if any.

The EUL of intangible assets are assessed to be either finite or indefinite.

The useful lives of intangible assets with finite lives are assessed at the individual asset level. Intangible assets with finite lives are amortized on a straight-line basis over their useful lives.

The period and the method of amortization of an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the EUL or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite useful lives is recognized under 'Cost of sales and services' and 'General and administrative expenses' in the profit or loss in the consolidated statement of comprehensive income in the expense category consistent with the function of the intangible asset. Intangible assets with finite lives are assessed for impairment, whenever there is an indication that the intangible assets may be impaired.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level (see further discussion under Impairment of Nonfinancial Assets). Such intangibles are not amortized. The intangible asset with an indefinite useful life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If the indefinite useful life is no longer appropriate, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Costs incurred to acquire computer software (not an integral part of its related hardware) and bring it to its intended use are capitalized as intangible assets. Costs directly associated with the development of identifiable computer software that generate expected future benefits to the Group are recognized as intangible assets. All other costs of developing and maintaining computer software programs are recognized as expense when incurred.

A gain or loss arising from derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the intangible asset and is recognized in the profit or loss in the consolidated statement of comprehensive income when the asset is derecognized.



A summary of the policies applied to the Group's intangible assets follow:

	Technology Licenses	Branch Licenses	Product Formulation	Software Costs	Trademarks	
EUL	Finite (12 to 13.75 years)	Indefinite	Indefinite	Finite (5 years)	Finite (4 years)	Indefinite
Amortization method used	Amortized on a straight-line basis over the EUL of the license	No amortization	No amortization	Amortized on a straight-line basis over the EUL of the software cost	Amortized on a straight-line basis over the EUL of the trademark	No amortization
Internally generated or acquired	Acquired	Acquired	Acquired	Acquired	Acquired	Acquired

Deferred Subscriber Acquisition and Retention Costs
Subscriber acquisition costs primarily include handset and phonekit subsidies. Handset and phonekit subsidies represent the difference between the cost of handsets, accessories and subcriber's identification module (SIM) cards (included under 'Cost of sales and services' in the profit or loss in the consolidated statement of comprehensive income), and the price offered to the subscribers (included under 'Sale of telecommunications services' in the profit or loss in the consolidated statement of comprehensive income). Retention costs for existing postpaid subscribers are in the form of free handsets.

Subscriber acquisition and retention costs pertaining to postpaid subscription are deferred and amortized over the base contract period, which ranges from 18 to 24 months from the date in which they are incurred. Deferred subscriber acquisition and retention costs are shown under 'Other noncurrent assets' account in the consolidated statement of financial position (Note 21). The related amortization of subscriber acquisition costs is included under 'Cost of sales and services' in the profit or loss in the consolidated statement of comprehensive income.

The Group performs an overall realizability test, in order to support the deferral of the subscriber acquisition costs. An overall realizability test is done by determining the minimum contractual revenue after deduction of direct costs associated with the service contract over the base contract period. Costs are deferred and amortized, if there is a nonrefundable contract or a reliable basis for estimating net cash inflows under a revenue-producing contract which exists to provide a basis for recovery of incremental direct costs.

Impairment of Nonfinancial Assets
This accounting policy applies primarily to the Group's property, plant and equipment (Note 17), investment properties (Note 16), investments in associates and joint ventures (Note 15), goodwill and other intangible assets (Notes 19 and 20), biological assets at cost (Note 18) and deferred subscriber acquisition and retention costs (Note 21).

Except for goodwill and intangible assets with indefinite lives which are tested for impairment annually, the Group assesses at each reporting date whether there is an indication that its nonfinancial assets may be impaired. When an indicator of impairment exists or when an annual impairment testing for an asset is required, the Group makes a formal estimate of recoverable amount. Recoverable amount is the higher of an asset's (or cash-generating unit's) fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is assessed as part of the cash-generating unit to which it belongs. Where the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount, the asset (or cash-generating unit) is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to



their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit).

Goodwill and intangible assets with indefinite lives were tested for assessment

Impairment losses from continuing operations are recognized under 'Impairment losses and others' in the profit or loss in the consolidated statement of comprehensive income.

The following criteria are also applied in assessing impairment of specific assets:

Property, plant and equipment, investment properties and deferred subscriber acquisition and retention costs
For property, plant and equipment, investment properties and deferred subscriber acquisition and retention costs, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the profit or loss in the consolidated statement of comprehensive income. After such a reversal, the depreciation expense is adjusted in future years to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Goodwill
Goodwill is reviewed for impairment, annually or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount to which goodwill has been allocated, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative fair values of the operation disposed of and the portion of the cash-generating unit retained. Impairment losses relating to goodwill cannot be reversed in future periods.

Investments in associates and joint ventures
After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group's investments in associates and joint ventures. If this is the case, the Group calculates the amount of impairment as being the difference between the fair value of the associate or joint venture and the acquisition cost and recognizes the amount under 'Impairment losses and others' in the profit or loss in the consolidated statement of comprehensive income.



Treasury Shares

Treasury shares are recorded at cost and are presented as a deduction from equity. When the shares are retired, the capital stock account is reduced by its par value. The excess of cost over par value upon retirement is debited to the following accounts in the order given: (a) additional paid-in capital to the extent of the specific or average additional paid-in capital when the shares were issued, and (b) retained earnings. No gain or loss is recognized in the profit or loss in the consolidated statement of comprehensive income on the purchase, sale, issue or cancellation of the Group's own equity instruments.

Revenue and Cost Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales taxes or duties. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from sale of goods is recognized upon delivery, when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable, net of any trade discounts, prompt payment discounts and volume rebates.

Rendering of tolling services

Revenue derived from tolling activities, whereby raw sugar from traders and planters is converted into refined sugar, is recognized as revenue when the related services have been rendered.

Rendering of air transportation services

Passenger ticket and cargo waybill sales are initially recorded as unearned revenue (included under 'Other current liabilities' in the consolidated statement of financial position) until recognized as 'Revenue' in the profit or loss in the consolidated statement of comprehensive income, when the transportation service is rendered. Unearned tickets are recognized as revenue using estimates regarding the timing of the recognition based on the terms and conditions of the ticket and historical trends.

The related commission is recognized as expense in the same period when the transportation service is provided and is included under 'Cost of sales and services' account in the consolidated statement of comprehensive income. The amount of commission not yet recognized as expense is recorded as a prepayment under 'Other current assets' in the consolidated statement of financial position.

Revenue from in-flight sales and other services are recognized when the goods are delivered or the services are carried out.

Rendering of telecommunications services

Revenue from telecommunications services includes the value of all telecommunications services provided, net of free usage allocations and discounts. Revenue is recognized when earned, and is net of the share of other foreign and local carriers and content providers, if any, under existing correspondence and interconnection and settlement agreements.

Revenue is stated at amounts billed or invoiced and accrued to subscribers or other carriers and content providers, taking into consideration the bill cycle cut-off (for postpaid subscribers), and charges against preloaded airtime value (for prepaid subscribers), and excludes valued-added tax (VAT) and overseas communication tax.



The Group's service revenue includes the revenue earned from subscribers and traffic. With respect to revenue earned from subscribers, revenue principally consists of: (1) per minute airtime and toll fees for local, domestic and international long distance calls in excess of free call allocation, less prepaid reload discounts and interconnection fees; (2) revenue from value-added services such as short messaging services (SMS) in excess of free SMS and multimedia messaging services (MMS), content downloading and infotext services, net of payout to other foreign and local carriers and content providers; (3) inbound revenue from other carriers which terminate their calls to the Group's network; (4) revenue from international roaming services; (5) fixed monthly service fees (for postpaid wireless subscribers) and prepaid subscription fees for discounted promotional calls and SMS; and (6) proceeds from sale of phone kits, subscribers' identification module (SIM) packs and other phone accessories.

Postpaid service arrangements include fixed monthly charges which are recognized over the subscription period on a pro-rata basis. Telecommunications services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. As a result of billing cycle cut-off, service revenue earned but not yet billed at end of month is estimated and accrued based on actual usage.

Proceeds from over-the-air reloading channels and sale of prepaid cards are initially recognized as unearned revenue (recorded under 'Other current liabilities' in the consolidated statement of financial position).

Revenue is realized upon actual usage of the airtime value of the card, net of free service allocation. The unused value of prepaid cards is likewise recognized as revenue upon expiration. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Proceeds from sale of phonekits and SIM cards/packs received from certain mobile subscribers are recognized upon actual receipts, and are included under 'Other revenue' in the profit or loss in the consolidated statement of comprehensive income.

With respect to revenue earned from connecting carriers/traffic, inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers. Inbound revenue represents settlement received for traffic originating from telecommunications providers that are sent through the Group's network, while outbound charges represent settlements to telecommunications providers for traffic originating from the Group's network and settlements to providers for contents downloaded by subscribers. Both the inbound revenue and outbound charges are accrued based on actual volume of traffic monitored by the Group from the switch. Adjustments are made to the accrued amount for discrepancies between the traffic volume per the Group's records and per records of other carriers. The adjustments are recognized as these are determined and are mutually agreed-upon by the parties. Uncollected inbound revenue is shown under 'Receivables' in the consolidated statement of financial position, while unpaid outbound charges are shown under 'Accounts payable and accrued expenses' in the consolidated statement of financial position.

Sale of real estate
Real estate sales are accounted for under the percentage-of-completion method when: (a) equitable interest and/or legal title to the subject properties is transferred to the buyer; (b) the seller is obliged to perform significant acts after the subject properties are sold; (c) the amount of revenue can be measured reliably; (d) the costs incurred or to be incurred can be measured reliably; and (e) it is probable that the economic benefits will flow to the entity. Under this method, revenue is recognized as the related obligations are fulfilled, measured principally on the basis of the estimated completion of a physical proportion of the contract work.



If any of the criteria under the percentage-of-completion method is not met, the deposit method is applied until all the conditions for recording a sale are met. Pending recognition of sale, cash received from buyers are recorded as customers' deposits which are included under 'Other current liabilities' in the consolidated statement of financial position.

Revenue from hotel operations is recognized when services are rendered. Revenue from banquets and other special events are recognized when the events take place.

Interest income
For all financial instruments measured at amortized cost and interest-bearing financial instruments classified as AFS investments, interest income is recorded at the EIR, which is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all contractual terms of the financial instrument (for example, prepayment options), includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the EIR, but not future credit losses.

Once the recorded value of a financial asset or group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized using the original EIR applied to the new carrying amount. The adjusted carrying amount is calculated based on the original EIR. The change in carrying amount is recorded as interest income.

Unearned discount is recognized as income over the terms of the receivables using the EIR method and shown as deduction from loans.

Service fees and commission income
The Group earns fees and commission income from diverse range of services it provides to its customers. These fees are earned for the provision of services over a period of time and accrued over that period. These fees include commission income and credit-related fees. However, loan commitment fees for loans that are likely to be drawn down are deferred (together with any incremental costs) and recognized as an adjustment to the EIR on the loan.

Trading and securities gain (loss) - net
Income results from disposal of FVPL and AFS investments and gains and losses from changes in fair value for financial liabilities at FVPL.

Dividend income
Dividend income is recognized when the shareholder's right to receive the payment is established.

Rent income
The Group leases certain commercial real estate properties to third parties under an operating lease arrangement. Rental income on leased properties is recognized on a straight-line basis over the lease term, or based on a certain percentage of the gross revenue of the tenants, as provided under the terms of the lease contract. Contingent rents are recognized as revenue in the period in which they are earned.

Rental income on leased areas of the hotel is recognized on a straight-line basis over the lease term.



Provisions
Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each statement of financial position date and adjusted to reflect the current best estimate. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense under Financing Costs and 'Other charges' account in the profit or loss in the consolidated statement of comprehensive income. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is probable.

Common Stock
Common stocks are classified as equity and are recorded at par. Proceeds in excess of par value are recorded as 'Additional paid-in capital' in the consolidated statement of financial position. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Contingencies
Contingent liabilities are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.

Pension Costs
Pension cost is actuarially determined using the projected unit credit method. This method reflects services rendered by employees up to the date of valuation and incorporates assumptions concerning employees' projected salaries. Actuarial valuations are conducted with sufficient regularity, with option to accelerate when significant changes to underlying assumptions occur. Pension cost includes current service cost, interest cost, expected return on any plan assets, actuarial gains and losses and the effect of any curtailments or settlements.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are credited to or charged against income when the net cumulative unrecognized actuarial gains and losses at the end of the previous period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. The excess actuarial gains or losses are recognized over the average remaining working lives of the employees participating in the plan.

The asset or liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation as of the statement of financial position date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. The defined benefit obligation is calculated annually by an independent actuary. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using risk-free interest rates that have terms to maturity approximating the terms of the related pension liability.



Past service costs, if any, are recognized immediately in the profit or loss in the consolidated statement of comprehensive income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

The asset ceiling test requires a defined benefit asset to be measured at the lower of the amount of the net plan asset and the total of any cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Income Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted as of the statement of financial position date.

Deferred tax

Deferred tax is provided using the balance sheet liability method on all temporary differences, with certain exceptions, at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, with certain exceptions. Deferred tax assets are recognized for all deductible temporary differences, with certain exceptions, and carryforward benefits of unused tax credits from excess minimum corporate income tax (MCIT) over regular corporate income tax and unused net operating loss carryover (NOLCO), to the extent that it is probable that taxable income will be available against which the deductible temporary differences and carryforward benefits of unused tax credits from excess MCIT and unused NOLCO can be utilized.

Deferred tax assets are not recognized when they arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting income nor taxable income or loss. Deferred tax liabilities are not provided on nontaxable temporary differences associated with investments in domestic subsidiaries, associates and interests in joint ventures. With respect to investments in foreign subsidiaries and associates, and interests in joint ventures, deferred tax liabilities are recognized except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amounts of deferred tax assets are reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at each statement of financial position date, and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax assets to be realized.

Deferred tax assets and liabilities are measured at the tax rate that is expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as of statement of financial position date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.



Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Movements in the deferred tax assets and liabilities arising from changes in tax rates are credited to or charged against profit or loss for the period.

Leases
The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset. A reassessment is made after inception of the lease only if one of the following applies:

a. there is a change in contractual terms, other than a renewal or extension of the arrangement;
b. a renewal option is exercised or an extension granted, unless that term of the renewal or extension was initially included in the lease term;
c. there is a change in the determination of whether fulfillment is dependent on a specified asset; or
d. there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios a, c or d above, and at the date of renewal or extension period for scenario b.

Group as lessee
Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments and is included in the consolidated statement of financial position under 'Property, plant and equipment' account with the corresponding liability to the lessor included under 'Long-term debt' account. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the profit or loss in the consolidated statement of comprehensive income.

Capitalized leased assets are depreciated over the shorter of the EUL of the assets or the respective lease terms, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense under 'Cost of sales and services' and 'General administrative expenses' accounts in the profit or loss in the consolidated statement of comprehensive income on a straight-line basis over the lease term.

Group as lessor
Leases where the Group does not transfer substantially all the risks and benefits of ownership of the assets are classified as operating leases. Initial direct costs incurred in negotiating operating leases are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as the rental income. Contingent rents are recognized as revenue in the period in which they are earned.



Earnings (Loss) Per Share (EPS)
Basic EPS is computed by dividing net income (loss) applicable to common stock [net income (loss) less dividends on preferred stock] by the weighted average number of common shares issued and outstanding during the year, adjusted for any subsequent stock dividends declared.

Diluted EPS amounts are calculated by dividing the net profit (loss) attributable to ordinary equity holders of the Parent Company (after deducting interest on the convertible preferred shares, if any) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Dividends on Common Shares
Dividends on common shares are recognized as aliability and deducted from equity when approved by the BOD of the Parent Company in the case of cash dividends, and the BOD and shareholders of the Parent Company in the case of stock dividends

Segment Reporting
The Group's operating segments are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. Financial information on operating segments is presented in Note 6 to the consolidated financial statements.

Subsequent Events After the Reporting Date
Any post-year-end event up to the date of approval of the BOD of the consolidated financial statements that provides additional information about the Group's position at the statement of financial position date (adjusting event) is reflected in the consolidated financial statements. Any post-year-end event that is not an adjusting event is disclosed in the notes to the consolidated financial statements, when material.

Future Changes in Accounting Policies

The Group will adopt the standards and interpretations enumerated below when these become effective. Except as otherwise indicated, the Group does not expect the adoption of these new and amended PFRS, PAS and Philippine Interpretations to have significant impact on its consolidated financial statements.

New Standards and Interpretations

- PFRS 3, Business Combinations (Revised) and PAS 27, *Consolidated and Separate Financial Statements (Amended)*
  The revised standards are effective for annual periods beginning on or after July 1, 2009. The revised PFRS 3 introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. The revised PAS 27 requires, among others, the following:

  a. change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss;
  b. losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as 'minority interests'), even if the losses exceed the non-controlling equity investment in the subsidiary; and



c. on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal.

The changes introduced by the revised PFRS 3 must be applied prospectively, while changes introduced by the revised PAS 27 must be applied retrospectively with a few exceptions. The changes will affect future acquisitions and transactions with non-controlling interests.

- Philippine Interpretation IFRIC - 17, *Distributions of Non-Cash Assets to Owners*
  This Interpretation, effective for annual periods beginning on or after July 1, 2009, covers accounting for two types of non-reciprocal distributions of assets by an entity to its owners acting in their capacity as owners. The two types of distribution are:

  a. distributions of non-cash assets (e.g., items of property, plant and equipment, businesses as defined in PFRS 3, ownership interests in another entity or disposal groups as defined in PFRS 5); and
  b. distributions that give owners a choice of receiving either non-cash assets or a cash alternative.

  This Interpretation addresses only the accounting by an entity that makes a non-cash asset distribution. It does not address the accounting by shareholders who receive such a distribution.

- Philippine Interpretation IFRIC - 15, *Agreements for the Construction of Real Estate*
  This Interpretation, effective for annual periods beginning on or after January 1, 2012, covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. The Interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as a construction contract to be accounted for under PAS 11, *Construction Contracts*, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and rewards of ownership are transferred to the buyer on a continuous basis will also be accounted for based on stage of completion.

Amendments to Standards

- PAS 39 Amendment - *Eligible Hedged Items*
  The amendment to PAS 39, *Financial Instruments: Recognition and Measurement*, effective for annual periods beginning on or after July 1, 2009, clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. This also covers the designation of inflation as a hedged risk or portion in particular situations.

- PFRS 2 Amendments - *Group Cash-settled Share-based Payment Transactions*
  The amendments to PFRS 2, *Share-based Payment*, effective for annual periods beginning on or after January 1, 2010, clarify the scope and the accounting for group cash-settled share-based payment transactions.



Improvements to PFRS 2009
The omnibus amendments to PFRS issued in 2009 were issued primarily with a view to remove inconsistencies and clarify wording. The amendments are effective for annual periods financial years January 1, 2010 except otherwise stated. The Group has not yet adopted the following amendments and anticipates that these changes will have no material effect on the consolidated financial statements.

PFRS 2, *Share-based Payment*
- The amendment clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of PFRS 2 even though they are out of scope of PFRS 3, *Business Combinations* (Revised). The amendment is effective for financial years on or after July 1, 2009.

PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*
- The amendment clarifies that the disclosures required in respect of noncurrent assets or disposal groups classified as held for sale or discontinued operations are only those set out in PFRS 5. The disclosure requirements of other PFRS only apply if specifically required for such noncurrent assets or discontinued operations.
- It also clarifies that the general requirements of PAS 1 still apply, particularly paragraphs 15 (to achieve fair presentation) and 125 (sources of estimation and uncertainty) of PAS 1.

PFRS 8, *Operating Segments*
- The amendment clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

PAS 1, *Presentation of Financial Statements*
- The terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

PAS 7, *Statement of Cash Flows*
- The amendment explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities.

PAS 17, *Leases*
- The amendment removes the specific guidance on classifying land as lease so that only the general guidance remains.

PAS 36, *Impairment of Assets*
- The amendment clarifies that the largest unit permitted for allocating goodwill acquired in a business combination is the operating segment, as defined in PFRS 8 before aggregation for reporting purposes.

PAS 38, *Intangible Assets*
- The amendment clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset provided the individual assets have similar useful lives.
- It also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.



PAS 39, *Financial Instruments: Recognition and Measurement*

- The amendment clarifies that a prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract.
- The amendment also clarifies that the scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date, applies only to binding forward contracts, and not derivative contracts where further actions by either party are still to be taken.
- It also clarifies that gains or losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges of recognized financial instruments should be reclassified in the period that the hedged forecast cash flows affect profit or loss.

Amendment to IFRIC - 9, *Reassessment of Embedded Derivatives*

- The improvement clarifies that it does not apply to possible reassessment, at the date of acquisition, to embedded derivatives in contracts acquired in a combination between entities or businesses under common control or the formation of a joint venture.

Amendment to IFRIC - 16, *Hedges of a Net Investment in a Foreign Operation*

- The improvement states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of PAS 39 that relate to a net investment hedge are satisfied.

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3. Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements in compliance with PFRS requires the Group to make judgments and estimates that affect the reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and contingent liabilities. Future events may occur which will cause the assumptions used in arriving at the estimates to change. The effects of any change in estimates are reflected in the consolidated financial statements, as they become reasonably determinable.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:

a. *Classification of financial instruments*

The Group exercises judgment in classifying a financial instrument, or its component parts, on initial recognition as either a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial asset, a financial liability or an equity instrument. The substance of a financial instrument, rather than its legal form, governs its classification in the consolidated statement of financial position.



In addition, the Group classifies financial assets by evaluating, among others, whether the asset is quoted or not in an active market. Included in the evaluation on whether a financial asset is quoted in an active market is the determination on whether quoted prices are readily and regularly available, and whether those prices represent actual and regularly occurring market transactions on an arm's length basis.

The Group classifies certain quoted nonderivative financial assets with fixed or determinable payments and fixed maturities as HTM investments. This classification requires significant judgment. In making this judgment, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to keep these investments to maturity other than in certain specific circumstances, the Group will be required to reclassify the entire portfolio as AFS investments. Consequently, the investments would therefore be measured at fair value and not at amortized cost.

b. *Determination of fair values of financial instruments*
The Group carries certain financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgment. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies and assumptions. Any change in fair value of these financial assets and liabilities would affect the consolidated statements of comprehensive income.

Where the fair values of certain financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using internal valuation techniques using generally accepted market valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, estimates are used in establishing fair values. The judgments include considerations of liquidity and model inputs such as correlation and volatility for longer dated derivatives.

The fair values of the Group's financial instruments are presented in Note 5 to the consolidated financial statements.

c. *Revenue from real estate sales*
Selecting an appropriate revenue recognition method for a particular real estate sale transaction requires certain judgment based on, among others:

- buyer's commitment on the sale which may be ascertained through the significance of the buyer's initial investment; and
- stage of completion of the project.

The related balances from real estate transactions follow:

	2009	2008	2007
Revenue	**₱3,903,963,162**	₱4,942,129,125	₱2,896,397,480
Cost and expenses	**2,304,166,017**	3,302,412,914	1,417,930,410



d. *Classification of leases*
Management exercises judgment in determining whether substantially all the significant risks and rewards of ownership of the leased assets are transferred to the Group. Lease contracts, which transfer to the Group substantially all the risks and rewards incidental to ownership of the leased items, are capitalized. Otherwise, they are considered as operating leases.

The Group has certain lease agreements covering certain telecommunications equipment and passenger aircraft (Note 17) where the lease terms approximate the EUL of the assets, and provide for an option to purchase or a transfer of ownership at the end of the lease. These leases are classified by the Group as finance leases.

The Group has also entered into commercial property leases on its investment property portfolio (Note 16). These leases do not provide for an option to purchase or transfer ownership of the property at the end of the lease and the related lease terms do not approximate the EUL of the assets being leased. The Group has determined that it retains all significant risks and rewards of ownership of these properties which are leased out on operating leases.

e. *Distinction between investment properties and owner-occupied properties*
The Group determines whether a property qualifies as an investment property. In making its judgment, the Group considers whether the property generates cash flows largely independent of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to the property but also to the other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions cannot be sold separately, the property is accounted for as an investment property, only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgment is applied in determining whether ancillary services are so significant that a property does not qualify as an investment property.

The Group considers each property separately in making its judgment.

f. *Distinction between subdivision land, and land and land improvements*
The Group determines whether a property will be classified as 'Subdivision land' or 'Land and land improvements.' In making this judgment, the Group considers whether the property will be sold in the normal operating cycle (Subdivision land) or whether it will retained as part of the Group's strategic landbanking activities for development or sale in the medium or long-term (Land and land improvements).

g. *Consolidation of SPEs*
The Group periodically undertakes transactions that may involve obtaining the right to control or significantly influence the operations of other companies. These transactions include the purchase of aircraft and assumption of certain liabilities; also included are transactions involving SPEs and similar vehicles. In all such cases, management makes an assessment as to whether the Group has the right to control or significantly influence the SPE, and based on this assessment, the SPE is consolidated as a subsidiary or an associated company. In making this assessment, management considers the underlying economic substance of the transaction and not only the contractual terms.



h. Disposal group classified as held for sale
In May 2008, the Group decided to sell the shares of stock of a wholly-owned subsidiary, Tianjin Pacific Foods Manufacturing Co., Ltd. (TPFMC) and therefore classified it as a disposal group held for sale (Note 45). The Group considered the subsidiary to have met the criteria to be classified as held for sale at that date for the following reasons:

- TPFMC is available for immediate sale and can be sold in its current condition.
- The Group has already entered into an agreement with potential buyers.

i. Contingencies
The Group is currently involved in certain legal proceedings. The estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling the defense in these matters and is based upon an analysis of potential results. The Group currently does not believe these proceedings will have a material effect on the Group's consolidated financial position. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of the strategies relating to these proceedings (Note 44).

j. Functional currency
PAS 21 requires management to use its judgment to determine an entity's functional currency such that it most faithfully represents the economic effects of the underlying transactions, events and conditions that are relevant to the entity.

In making this judgment, the Group considers the following:

a. the currency that mainly influences sales prices for financial instruments and services (this will often be the currency in which sales prices for its financial instruments and services are denominated and settled);
b. the currency in which funds from financing activities are generated; and
c. the currency in which receipts from operating activities are usually retained.

In the case of an intermediate holding company or finance subsidiary, the principal consideration of management is whether it is an extension of the parent and performing the functions of the parent - i.e., whether its role is simply to hold the investment in, or provide finance to, the foreign operation on behalf of the parent company or whether its functions are essentially an extension of a local operation (e.g., performing selling, payroll or similar activities for that operation) or indeed it is undertaking activities on its own account. In the former case, the functional currency of the entity is the same with that of the parent; while in the latter case, the functional currency of the entity would be assessed separately.

k. Significant subsequent events of fiscal subsidiaries
The Group consolidates the balances of its fiscal subsidiaries using the balances as of the fiscal year end of each of the fiscal subsidiaries which are not more than three months from the consolidated statement of financial position date of the Parent Company. In accordance with PAS 27, management exercises judgement in determining whether adjustments should be made in the consolidated financial statements of the Group pertaining to the effects of significant transactions or events of the fiscal subsidiaries that occur between that date and the date of the Parent Company's financial statements.

In 2008, the Group recognized adjustments pertaining to significant market valuation losses on FVPL and AFS investments of URC Group (Notes 9 and 10).



In 2009, the Group made adjustments to effect the consummation of the sale transaction of the URC's assets of disposal group held for sale which occurred in December 2009. The Group recognized a gain (included under 'Others - net ' in the consolidated statement of comprehensive income) on such transaction (Note 45). Also, the Group recognized adjustments on the acquisition of treasury shares by URC and RLC (Note 27).

Estimates
The key assumptions concerning the future and other sources of estimation uncertainty at the statement of financial position date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are discussed below.

a. *Revenue and cost recognition*
The Group's revenue recognition policies require use of estimates and assumptions that may affect the reported amounts of revenue and costs.

- Rendering of telecommunications services
Digitel's postpaid service arrangements include fixed monthly charges which are recognized over the subscription period on a pro-rata basis. Digitel bills the postpaid subscribers throughout the month according to the bill cycles of subscribers. As a result of the billing cycle cut-off, service revenue earned but not yet billed at end of the month is estimated and accrued based on actual usage. As of December 31, 2009, 2008 and 2007, accrued but unbilled services to subscribers (included under 'Other current liabilities' in the consolidated statements of financial position) amounted to ₱103.9 million, ₱87.9 million and ₱90.5 million, respectively (Note 23).

  Digitel's agreements with local and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by management. Initial recognition of revenue is based on observed traffic in the network, since normal historical experience adjustments are not material to the consolidated financial statements. The differences between the amounts initially recognized and actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

  As of December 31, 2009, 2008 and 2007, total unsettled net inbound traffic revenue from local and foreign traffic carriers (included under 'Receivables' in the consolidated statements of financial position) amounted to ₱582.4 million, ₱505.5 million and ₱353.1 million, respectively (Note 11). As of December 31, 2009, 2008 and 2007, total unsettled net outbound traffic to local and foreign carriers (included under 'Accounts payable and accrued expenses' in the consolidated statements of financial position) amounted to ₱340.9 million, ₱212.5 million and ₱120.6 million, respectively (Note 22).

- Sale of real estate
The Group's revenue from real estate sales are recognized based on the percentage-of-completion and the completion rate is measured principally on the basis of the estimated completion of a physical proportion of the contract work.

  The related balances from real estate transactions follow:

	2009	2008	2007
Revenue	**₱3,903,963,162**	₱4,942,129,125	₱2,896,397,480
Cost and expenses	**2,304,166,017**	3,302,412,914	1,417,930,410



- Rendering of transportation services
  Passenger sales are recognized as revenue when the transportation is provided. The value of unused tickets is included as unearned transportation revenue in the consolidated statement of financial position and recognized in revenue based on estimates. These estimates are based on historical experience. While actual results may vary from these estimates, the Group believes it is unlikely that materially different estimates for future refunds, exchanges, and forfeited tickets would be reported based on other reasonable assumptions or conditions suggested by actual historical experience and other data available at the time estimates were made.

  As of December 31, 2009, 2008 and 2007, the balances of the Group's unearned transportation revenue amounted to ₱3.5 billion, ₱2.7 billion and ₱1.6 billion, respectively (Note 23). Ticket sales that are not expected to be used for transportation are recognized as revenue using estimates regarding the timing of recognition based on the terms and conditions of the tickets and historical trends.

b. *Impairment of AFS investments*

AFS debt investments
The Group classifies certain financial assets as AFS investments and recognizes movements in the fair value in other comprehensive income. When the fair value declines, management makes assumptions about the decline in value to determine whether it is an impairment that should be recognized in the profit or loss in the statement of comprehensive income.

The Group recognized a provision for impairment loss on AFS debt investments, included under 'Impairment losses and others' in the consolidated statements of comprehensive income, amounting to ₱185.5 million, ₱11.7 million and nil in 2009, 2008 and 2007, respectively (Notes 10 and 35). As of December 31, 2009, 2008 and 2007, the carrying value of AFS debt investments amounted to ₱8.8 billion, ₱8.3 billion and ₱3.3 billion, respectively (Note 10).

AFS equity investments
The Group treats AFS equity investments as impaired, when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is 'significant' or 'prolonged' requires judgment. The Group treats 'significant' generally as 20% or more and 'prolonged' as greater than 12 months for quoted equity securities. In addition, the Group evaluates other factors, including the normal volatility in share price for quoted equities and the future cash flows and the discount factors for unquoted equities.

In 2009, the Group recognized impairment losses amounting to ₱62.3 million on its AFS equity investments. As of December 31, 2009, 2008 and 2007, the carrying value of AFS equity investments amounted to ₱1.4 billion, ₱350.5 million and ₱1.5 billion, respectively (Note 10).

c. *Estimation of allowance for impairment losses on receivables*
The Group maintains allowances for impairment losses on trade and other receivables at a level considered adequate to provide for potential uncollectible receivables. The level of this allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. These factors include, but are not limited to, the length of relationship with the customer, the customer's payment behavior and known market factors. The Group reviews the age and status of the receivables, and identifies accounts that are to be provided with



allowances on a continuous basis. The Group provides full allowance for trade and other receivables that it deems uncollectible.

The Group reviews its finance receivables at each statement of position date to assess whether an impairment losses should be recorded in the profit or loss in the consolidated statement of comprehensive income. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

In addition to specific allowance against individually significant loans and receivables, the Group also makes a collective impairment allowance against exposures which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when originally granted. This collective allowance is based on any deterioration in the internal rating of the loan or investment since it was granted or acquired. These internal ratings take into consideration factors such as any deterioration in risk, industry, and technological obsolescence, as well as identified structural weaknesses or deterioration in cash flows.

The amount and timing of recorded expenses for any period would differ if the Group made different judgments or utilized different estimates. An increase in the allowance for impairment losses on receivables would increase recorded operating expenses and decrease current assets.

Provisions for impairment losses on receivables included in 'Impairment losses and others' in the profit or loss in the consolidated statements of comprehensive income amounted to ₱765.6 million, ₱396.3 million and ₱287.4 million in 2009, 2008 and 2007, respectively (Note 35). As of December 31, 2009, 2008 and 2007, total receivables, net of allowance for impairment losses, amounted to ₱22.9 billion, ₱22.6 billion and ₱17.8 billion, respectively (Note 11).

d. *Determination of NRV of inventories*
The Group, in determining the NRV, considers any adjustment necessary for obsolescence which is generally providing at 100% write down for nonmoving items for more than one year. The Group adjusts the cost of inventory to the recoverable value at a level considered adequate to reflect any market decline in the value of the recorded inventories. The Group reviews the classification of the inventories and generally provides adjustments for recoverable values of new, actively sold and slow-moving inventories by reference to prevailing values of the same inventories in the market.

The amount and timing of recorded expenses for any period would differ if different judgments were made or different estimates were utilized. An increase in inventory obsolescence and market decline would increase recorded operating expenses and decrease current assets.

Inventory obsolescence and market decline (included under 'Impairment losses and others' account in the profit or loss in the consolidated statements of comprehensive income) amounted to ₱60.2 million, ₱419.2 million and ₱62.5 million in 2009, 2008 and 2007, respectively (Note 35). The Group's inventories, net of inventory obsolescence and market decline, amounted to ₱14.9 billion, ₱16.7 billion and ₱14.2 billion as of December 31, 2009, 2008 and 2007, respectively (Note 12).



e. *Estimation of ARO*

The Group is legally required under various contracts to restore certain leased property and leased aircraft to its original condition and to bear the costs of dismantling and deinstallation at the end of the contract period. These costs are accrued based on an internal estimate which incorporates estimates on the amounts of asset retirement costs, third party margins and interest rates. The Group recognizes the present value of these costs as part of the balance of the related property, plant and equipment accounts, and depreciates such on a straight-line basis over the EUL of the related asset. The present value of dismantling or restoration costs is computed based on an average credit adjusted riskfree rate of 10%. Assumptions used to compute ARO are reviewed and updated annually.

The amount and timing of recorded expenses for any period would differ if different judgments were made or different estimates were utilized. An increase in ARO would increase recorded operating expenses and increase noncurrent liabilities.

As of December 31, 2009, 2008 and 2007, the carrying values of the Group's ARO (included under 'Other noncurrent liabilities' account in the consolidated statements of financial position) amounted to ₱1.6 billion, ₱1.6 billion and ₱1.1 billion, respectively (Note 26).

f. *Estimation of useful lives of property, plant and equipment, investment properties, intangible assets with finite life and biological assets at cost*

The Group estimates the useful lives of its depreciable property, plant and equipment, investment properties, intangible assets with finite life and biological assets at cost based on the period over which the assets are expected to be available for use. The EUL of the said depreciable assets are reviewed at least annually and are updated, if expectations differ from previous estimates due to physical wear and tear and technical or commercial obsolescence on the use of these assets. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in the factors mentioned above. A reduction in the EUL of the depreciable property, plant and equipment, investment properties and intangible assets would increase depreciation and amortization expense and decrease noncurrent assets.

In 2008, the Group changed the EUL of certain telecommunications equipment and infrastructures from 15 to 20 years, resulting from new information affecting the expected utilization of these assets. The net effect of the change in EUL resulted in lower depreciation of ₱205.0 million for the year ended December 31, 2008.

As of December 31, 2009, 2008 and 2007, the balance of the Group's depreciable property, plant and equipment, investment properties, intangible assets and biological assets at cost follow:

	2009	2008	2007
Property, plant and equipment	**₱129,851,679,680**	₱119,329,276,741	₱102,125,307,291
Investment properties	**19,480,442,394**	17,783,914,592	15,857,724,946
Intangible assets (Note 19)	**175,834,549**	215,072,955	84,334,393
Biological asset at cost - Breeder (Note 18)	**505,251,240**	414,845,032	266,713,767



g. *Estimation of fair values less estimated point-of-sale costs of biological assets*
The fair values of biological assets are determined based on current market prices of livestock of similar age, breed and genetic merit. Point-of-sale costs include commissions to brokers and dealers, nonrefundable transfer taxes and duties. Point-of-sale costs exclude transport and other costs necessary to get the biological assets to the market. The fair values are reviewed and updated, if expectations differ from previous estimates due to changes brought by both physical change and price changes in the market. It is possible that future results of operations could be materially affected by changes in these estimates brought about by the changes in factors mentioned.

As of December 31, 2009, 2008 and 2007, the Group's biological assets carried at fair values less estimated point-of-sale costs amounted to ₱1.4 billion, ₱1.2 billion and ₱966.2 million as of December 31, 2009, 2008 and 2007, respectively (Note 18).

Gain arising from changes in the fair market value of biological assets (included in the 'Cost of sales and services' in the statements of comprehensive income) amounted to ₱377.1 million, ₱280.3 million and ₱276.8 million in 2009, 2008 and 2007, respectively (Note 18).

h. *Estimation of pension and other benefits costs*
The determination of the obligation and cost of pension and other employee benefits is dependent on the selection of certain assumptions used in calculating such amounts. Those assumptions include, among others, discount rates, expected returns on plan assets and salary increase rates (Note 38). Actual results that differ from the Group's assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods.

While the Group believes that the assumptions are reasonable and appropriate, significant differences between actual experiences and assumptions may materially affect the cost of employee benefits and related obligations.

The Group also estimates other employee benefits obligation and expense, including the cost of paid leaves based on historical leave availments of employees, subject to the Group's policy. These estimates may vary depending on the future changes in salaries and actual experiences during the year.

The present value of the defined benefit obligation is determined by discounting the estimated future cash out flows using the interest rate of Philippine government bonds with terms consistent with the expected employee benefit payout as of the statement of financial position date.

As of December 31, 2009, 2008 and 2007, the balance of the Group's present value of defined benefit obligations and other employee benefits follow:

	2009	2008	2007
Present value of defined benefit obligations (Note 38)	**₱1,564,530,496**	₱1,492,533,801	₱1,270,611,650
Other employee benefits	**241,461,422**	216,134,030	171,382,149



i. *Assessment of impairment on property, plant and equipment, investment properties, investments in associates and joint ventures, biological asset at cost, goodwill and other intangible assets*

The Group assesses the impairment on its property, plant and equipment, investment properties, investments in associates and joint ventures, biological assets at cost and goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The factors that the Group considers important which could trigger an impairment review include the following:

- Significant or prolonged decline in the fair value of the asset;
- Market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating the asset's value in use and decrease the asset's recoverable amount materially;
- Significant underperformance relative to expected historical or projected future operating results;
- Significant changes in the manner of use of the acquired assets or the strategy for overall business; and
- Significant negative industry or economic trends.

The Group determines an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount has been determined based on value in use calculations. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset base of the cash-generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

In the case of goodwill and intangible assets with indefinite lives, at a minimum, such assets are subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

The Group did not recognize any impairment losses on nonfinancial assets in 2009 and 2008 and in 2007.

As of December 31, 2009, 2008 and 2007, the balance of the Group's nonfinancial assets, net of accumulated depreciation, amortization and impairment loss follow:

	2009	2008	2007
Property, plant and equipment (Note 17)	**₱132,258,672,721**	₱121,609,525,107	₱103,877,035,148
Investment properties (Note 16)	**27,728,976,255**	25,933,594,666	23,460,696,925
Investments in associates and joint ventures (Note 15)	**28,091,879,159**	25,145,714,203	18,875,832,016
Goodwill (Note 20)	**890,375,020**	890,375,020	872,795,433
Intangible assets (Note 19)	**865,790,925**	871,090,222	392,393,888



a. *Aircraft maintenance costs*
The Group has maintenance agreements with several maintenance service providers, including SIA Engineering Company Limited (SIAEC), whose services were subcontracted to A-plus and SIAEP. The proportion of the amount to be expensed off and capitalized is determined based on the best estimate as if the aircraft maintenance costs are accounted for under the time and material basis. Total repairs and maintenance costs amounted to ₱2.6 billion, ₱1.8 billion and ₱1.3 billion in 2009, 2008 and 2007, respectively (Notes 22 and 26). As of December 31, 2009, 2008 and 2007, the accrued maintenance costs amounted to ₱1.8 billion, ₱1.2 billion and ₱0.7 billion, respectively (Notes 22 and 26).

b. *Recognition of deferred tax assets*
The Group reviews the carrying amounts of it deferred tax assets at each statement of financial position date and reduces the deferred tax assets to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of deferred tax assets to be utilized.

As of December 31, 2009, 2008 and 2007, the Group's recognized deferred tax assets amounted to ₱2.7 billion, ₱2.1 billion and ₱2.6 billion, respectively (Note 39).

The Group has certain subsidiaries which enjoy the benefits of an income tax holiday (ITH). As such, no deferred tax assets were set up on certain gross deductible temporary differences that are expected to reverse or expire within the ITH period (Notes 39 and 42). As of December 31, 2009, 2008 and 2007, the total amount of temporary differences, in which the Group did not recognize any deferred tax assets, amounted to ₱5.9 billion, ₱7.6 billion and ₱4.9 billion, respectively (Note 39).

4. Financial Risk Management Objectives and Policies

The Group's principal financial instruments, other than derivative financial instruments, comprise cash and cash equivalents, financial assets at FVPL, HTM investments, AFS investments and interest-bearing loans and borrowings and payables and other financial liabilities. The main purpose of these financial instruments is to finance the Group's operations and related capital expenditures. The Group has various other financial assets and financial liabilities, such as trade receivables and payables which arise directly from its operations. Also, the Parent Company and certain subsidiaries are counterparties to derivative contracts, such as currency forwards, cross currency swaps, credit default swaps, equity options, currency options and commodity options. These derivatives are entered into as a means of reducing or managing their respective foreign exchange and interest rate exposures, as well as for trading purposes.

The BODs of the Parent Company and its subsidiaries review and approve policies for managing each of these risks and they are summarized below, together with the related risk management structure.

<u>Risk Management Structure</u>
The BOD of the Parent Company and the respective BODs of each subsidiary are ultimately responsible for the oversight of the Group's risk management processes that involve identifying, measuring, analyzing, monitoring and controlling risks.



The risk management framework encompasses environmental scanning, the identification and assessment of business risks, development of risk management strategies, design and implementation of risk management capabilities and appropriate responses, monitoring risks and risk management performance, and identification of areas and opportunities for improvement in the risk management process.

Each BOD has created the board-level Audit Committee (AC) to spearhead the managing and monitoring of risks.

AC
The AC shall assist the Group's BOD in its fiduciary responsibility for the over-all effectiveness of risk management systems and the internal audit functions of the Group. Furthermore, it is also the AC's purpose to lead in the general evaluation and to provide assistance in the continuous improvements of risk management, control and governance processes.

The AC also aims to ensure that:

a. financial reports comply with established internal policies and procedures, pertinent accounting and audit standards and other regulatory requirements;
b. risks are properly identified, evaluated and managed, specifically in the areas of managing credit, market, liquidity, operational, legal and other risks, and crisis management;
c. audit activities of internal and external auditors are done based on plan, and deviations are explained through the performance of direct interface functions with the internal and external auditors; and
d. the Group's BOD is properly assisted in the development of policies that would enhance the risk management and control systems.

Enterprise Risk Management Group (ERMG)
The ERMG was created to be primarily responsible for the execution of the enterprise risk management framework. The ERMG's main concerns include:

a. recommendation of risk policies, strategies, principles, framework and limits;
b. management of fundamental risk issues and monitoring of relevant risk decisions;
c. support to management in implementing the risk policies and strategies; and
d. development of a risk awareness program.

Corporate Governance Compliance Officer
Compliance with the principles of good corporate governance is one of the objectives of the Group's BOD. To assist the Group's BOD in achieving this purpose, the Group's BOD has designated a Compliance Officer who shall be responsible for monitoring the actual compliance of the Group with the provisions and requirements of good corporate governance, identifying and monitoring control compliance risks, determining violations, and recommending penalties for such infringements for further review and approval of the Group's BOD, among others.

Day-to-day risk management functions
At the business unit or company level, the day-to-day risk management functions are handled by four (4) different groups, namely:

1. Risk-taking personnel. This group includes line personnel who initiate and are directly accountable for all risks taken.



2. Risk control and compliance. This group includes middle management personnel who perform the day-to-day compliance check to approved risk policies and risk mitigation decisions.
3. Support. This group includes back office personnel who support the line personnel.
4. Risk management. This group pertains to the business unit's Management Committee which makes risk mitigating decisions within the enterprise-wide risk management framework.

Enterprise Resource Management (ERM) Framework
The Parent Company's BOD is also responsible for establishing and maintaining a sound risk management framework and is accountable for risks taken by the Parent Company. The Parent Company's BOD also shares the responsibility with the ERMG in promoting the risk awareness program enterprise-wide.

The ERM framework revolves around the following eight (8) interrelated risk management approaches:

1. Internal Environmental Scanning. It involves the review of the overall prevailing risk profile of the business unit to determine how risks are viewed and addressed by management. This is presented during the strategic planning, annual budgeting and mid-year performance reviews of the Group.
2. Objective Setting. The Group's BOD mandates the business unit's management to set the overall annual targets through strategic planning activities, in order to ensure that management has a process in place to set objectives which are aligned with the Group's goals.
3. Event Identification. It identifies both internal and external events affecting the Group's set targets, distinguishing between risks and opportunities.
4. Risk Assessment. The identified risks are analyzed relative to the probability and severity of potential loss which serves as a basis for determining how the risks should be managed. The risks are further assessed as to which risks are controllable and uncontrollable, risks that require management's attention, and risks which may materially weaken the Group's earnings and capital.
5. Risk Response. The Group's BOD, through the oversight role of the ERMG, approves the business unit's responses to mitigate risks, either to avoid, self-insure, reduce, transfer or share risk.
6. Control Activities. Policies and procedures are established and approved by the Group's BOD and implemented to ensure that the risk responses are effectively carried out enterprise-wide.
7. Information and Communication. Relevant risk management information are identified, captured and communicated in form and substance that enable all personnel to perform their risk management roles.
8. Monitoring. The ERMG, Internal Audit Group, Compliance Office and Business Assessment Team constantly monitor the management of risks through risk limits, audit reviews, compliance checks, revalidation of risk strategies and performance reviews.

Risk management support groups
The Group's BOD created the following departments within the Group to support the risk management activities of the Parent Company and the other business units:

1. Corporate Security and Safety Board (CSSB). Under the supervision of ERMG, the CSSB administers enterprise-wide policies affecting physical security of assets exposed to various forms of risks.
2. Corporate Supplier Accreditation Team (CORPSAT). Under the supervision of ERMG, the CORPSAT administers enterprise-wide procurement policies to ensure availability of supplies and services of high quality and standards to all business units.



3. Business Assessment Team (BAT). The BAT conducts selective performance appraisals of business units relative to operational control and efficiency.
4. Corporate Management Services (CMS). The CMS is responsible for the formulation of enterprise-wide policies and procedures.
5. Corporate Planning (CORPLAN). The CORPLAN is responsible for the administration of strategic planning, budgeting and performance review processes of business units.
6. Corporate Insurance Department (CID). The CID is responsible for the administration of the insurance program of business units concerning property, public liability, business interruption, money and fidelity, and employer compensation insurances, as well as, in the procurement of performance bonds.

Risk Management Policies

The main risks arising from the use of financial instruments are credit risk, liquidity risk and market risk, such as, foreign currency risk, commodity price risk, equity price risk and interest rate risk. The Group's policies for managing the aforementioned risks are summarized below.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group transacts only with recognized, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from other financial assets of the Group, which comprise cash and cash equivalents (excluding cash on hand), financial assets at FVPL, AFS investments, receivables, refundable security deposits, HTM investments and certain derivative instruments, the Group's exposure to credit risk arises from the default of the counterparty with a maximum exposure equal to the carrying amount of these instruments.

a. Credit risk exposure

The table below shows the gross maximum exposure to credit risk (including derivatives) of the Group as of December 31, 2009, 2008 and 2007, without considering the effects of collaterals and other credit risk mitigation techniques.

	2009	2008	2007
Cash and cash equivalents (excluding cash on hand amounting to ₱869,249,578, ₱630,215,822 and ₱498,252,196 as of December 31, 2009, 2008 and 2007, respectively)	**₱17,604,443,126**	₱6,527,579,857	₱11,952,990,314
Derivative financial instruments:			
Designated as accounting hedges	**23,650,032**	–	–
Financial assets at FVPL:			
Held-for-trading:			
Debt securities:			
Private	**5,277,566,296**	3,774,797,039	11,323,586,525
Government	**1,038,368,701**	856,664,493	5,236,960,225
Subtotal	**6,315,934,997**	4,631,461,532	16,560,546,750
Equity securities:			
Quoted	**1,898,839,984**	1,402,144,918	2,680,144,718
Unquoted	**4,768**	4,905	7,348
Subtotal	**1,898,844,752**	1,402,149,823	2,680,152,066

(Forward)



	2009	2008	2007
Derivative financial instruments:			
Not designated as accounting hedges	**₱639,581,927**	₱1,138,164,659	₱3,303,006,306
	8,854,361,676	7,171,776,014	22,543,705,122
AFS investments:			
Debt securities:			
Government	**4,780,573,833**	5,282,748,998	3,252,505,654
Private	**3,989,253,211**	3,032,107,074	2,000,000
Subtotal	**8,769,827,044**	8,314,856,072	3,254,505,654
Equity securities:			
Quoted	**1,367,142,809**	349,423,913	1,479,407,437
Unquoted	**72,937,171**	1,114,836	690,171
Subtotal	**1,440,079,980**	350,538,749	1,480,097,608
	10,209,907,024	8,665,394,821	4,734,603,262
Receivables:			
Trade receivables	**10,857,433,800**	11,453,475,184	8,972,268,984
Finance receivables	**7,972,918,159**	6,815,893,744	5,206,496,384
Due from related parties	**1,920,475,472**	2,077,687,618	1,576,380,867
Interest receivable	**438,916,592**	406,288,225	702,667,101
Other receivables	**1,668,313,334**	1,892,308,288	1,380,160,928
	22,858,057,357	22,645,653,059	17,837,974,264
HTM investments:			
Private bonds	**478,111,408**	–	38,781,246
Government securities	**377,350,805**	121,202,892	114,607,639
Treasury notes	**114,632,521**	391,566,856	107,750,377
	970,094,734	512,769,748	261,139,262
Refundable security deposits (included under Other Current and Other Noncurrent Assets in the consolidated statement of financial position)	**492,060,128**	4,287,295,710	637,844,713
Advances to suppliers	**307,345,076**	392,382,566	347,455,656
Others financial assets (included under Other Noncurrent Assets in the consolidated statement of financial position)	**54,172,428**	201,611,008	324,404,356
	61,374,091,581	50,404,462,783	58,640,116,949
Credit risk exposures on off-balance sheet items:			
Contingent liabilities	**485,343,338**	78,438,268	17,962,797
Commitments (Note 44)	**1,184,689,555**	222,591,200	–
	1,670,032,893	301,029,468	17,962,797
	₱63,044,124,474	₱50,705,492,251	₱58,658,079,746

b. Risk concentrations of the maximum exposure to credit risk

Concentrations arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group's performance to developments affecting a particular industry or geographical location. Such credit risk concentrations, if not properly managed, may cause significant losses that could threaten the Group's financial strength and undermine public confidence.



The Group's policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. In order to avoid excessive concentrations of risk, identified concentrations of credit risks are controlled and managed accordingly.

i. Concentration by geographical location

The Group's credit risk exposures as of December 31, 2009, 2008 and 2007, before taking into account any collateral held or other credit enhancements, is categorized by geographic location as follows:

	December 31, 2009					
	Philippines	Asia (excluding Philippines)	United States	Europe	Others*	Total
Cash and cash equivalents (excluding cash on hand)	₱13,608,293,128	₱3,996,149,998	₱–	₱–	₱–	₱17,604,443,126
Derivative financial instruments:						
Designated as accounting hedges	23,650,032	–	–	–	–	23,650,032
Financial assets at FVPL:						
Held-for-trading:						
Debt securities:						
Private	1,802,917,369	583,347,937	309,501,426	2,034,932,564	546,867,000	5,277,566,296
Government	915,222,000	67,902,441	–	–	55,244,260	1,038,368,701
	2,718,139,369	651,250,378	309,501,426	2,034,932,564	602,111,260	6,315,934,997
Equity securities:						
Quoted	583,167,435	186,210,430	513,467,949	615,994,170	–	1,898,839,984
Unquoted	–	4,768	–	–	–	4,768
	583,167,435	186,215,198	513,467,949	615,994,170	–	1,898,844,752
	3,301,306,804	837,465,576	822,969,375	2,650,926,734	602,111,260	8,214,779,749
Derivative financial instruments:						
Not designated as *accounting hedges*	384,317,253	244,241,630	(143,035)	11,166,079	–	639,581,927
	3,685,624,057	1,081,707,206	822,826,340	2,662,092,813	602,111,260	8,854,361,676
AFS investments:						
Debt securities:						
Government	3,859,538,555	154,878,579	–	–	766,156,699	4,780,573,833
Private	137,537,349	355,213,522	1,009,644,598	2,433,480,827	53,376,915	3,989,253,211
	3,997,075,904	510,092,101	1,009,644,598	2,433,480,827	819,533,614	8,769,827,044
Equity securities:						
Quoted	76,261,458	1,185,545,351	105,336,000	–	–	1,367,142,809
Unquoted	72,937,171	–	–	–	–	72,937,171
	149,198,629	1,185,545,351	105,336,000	–	–	1,440,079,980
	4,146,274,533	1,695,637,452	1,114,980,598	2,433,480,827	819,533,614	10,209,907,024
Receivables:						
Trade receivables	8,846,071,499	1,599,290,841	195,796,651	216,274,809	–	10,857,433,800
Finance receivables	7,972,918,159	–	–	–	–	7,972,918,159
Due from related parties	228,299,291	449,161,990	1,243,014,191	–	–	1,920,475,472
Interest receivable	272,253,148	25,883,993	70,663,844	45,651,765	24,463,842	438,916,592
Other receivables	1,475,217,278	193,096,056	–	–	–	1,668,313,334
	18,794,759,375	2,267,432,880	1,509,474,686	261,926,574	24,463,842	22,858,057,357
HTM investments:						
Private bonds	478,111,408	–	–	–	–	478,111,408
Government securities	377,350,805	–	–	–	–	377,350,805
Treasury notes	114,632,521	–	–	–	–	114,632,521
	970,094,734	–	–	–	–	970,094,734
Advances to suppliers	140,004,563	167,340,513	–	–	–	307,345,076
Refundable security deposits (included under 'Other current' and 'Other noncurrent assets' in the consolidated statement of financial position)	482,820,128	–	–	9,240,000	–	492,060,128
Other financial assets (included under 'Other noncurrent assets' *in the consolidated statement of* financial position)	20,473,710	–	–	–	–	20,473,710
	41,871,994,260	9,208,268,049	3,447,281,624	5,366,740,214	1,446,108,716	61,340,392,863
Credit risk exposures on off-balance sheet items:						
Contingent liabilities	485,343,338	–	–	–	–	485,343,338
Commitments	1,184,689,555	–	–	–	–	1,184,689,555
	1,670,032,893	–	–	–	–	1,670,032,893
	₱43,542,027,153	₱9,208,268,049	₱3,447,281,624	₱5,366,740,214	₱1,446,108,716	₱63,010,425,756

**Others include South American countries (i.e., Argentina and Mexico).*



	December 31, 2008					
	Philippines	Asia (excluding Philippines)	United States	Europe	Others*	Total
Cash and cash equivalents (excluding cash on hand)	₱4,418,825,558	₱1,380,067,574	₱695,606,920	₱33,079,805	₱–	₱6,527,579,857
Financial assets at FVPL:						
Held-for-trading:						
Debt securities:						
Private	841,812,105	265,185,390	1,011,530,460	1,145,993,493	510,275,591	3,774,797,039
Government	780,320,218	53,038,240	–	–	23,306,035	856,664,493
	1,622,132,323	318,223,630	1,011,530,460	1,145,993,493	533,581,626	4,631,461,532
Equity securities:						
Quoted	266,837,899	187,288,335	460,034,904	487,983,780	–	1,402,144,918
Unquoted	–	4,905	–	–	–	4,905
	266,837,899	187,293,240	460,034,904	487,983,780	–	1,402,149,823
	1,888,970,222	505,516,870	1,471,565,364	1,633,977,273	533,581,626	6,033,611,355
Derivative financial instruments:						
Not designated as accounting hedges	156,607,359	722,600,143	10,817,495	248,139,662	–	1,138,164,659
	2,045,577,581	1,228,117,013	1,482,382,859	1,882,116,935	533,581,626	7,171,776,014
AFS investments:						
Debt securities:						
Government	4,248,156,223	133,089,433	193,973,759	513,555,824	193,973,759	5,282,748,998
Private	104,098,500	1,097,072,349	558,994,465	712,949,079	558,992,681	3,032,107,074
	4,352,254,723	1,230,161,782	752,968,224	1,226,504,903	752,966,440	8,314,856,072
Equity securities:						
Quoted	169,286,048	180,137,865	–	–	–	349,423,913
Unquoted	1,114,836	–	–	–	–	1,114,836
	170,400,884	180,137,865	–	–	–	350,538,749
	4,522,655,607	1,410,299,647	752,968,224	1,226,504,903	752,966,440	8,665,394,821
Receivables:						
Trade receivables	9,481,457,258	1,603,953,860	177,688,851	190,375,215	–	11,453,475,184
Finance receivables	6,815,893,744	–	–	–	–	6,815,893,744
Due from related parties	309,133,458	693,331,092	1,075,223,068	–	–	2,077,687,618
Interest receivable	216,277,419	30,577,524	156,620,811	1,982,059	830,412	406,288,225
Other receivables	1,615,973,358	276,334,930	–	–	–	1,892,308,288
	18,438,735,237	2,604,197,406	1,409,532,730	192,357,274	830,412	22,645,653,059
HTM investments:						
Treasury notes	391,566,856	–	–	–	–	391,566,856
Government securities	121,202,892	–	–	–	–	121,202,892
	512,769,748	–	–	–	–	512,769,748
Advance to suppliers	197,414,847	194,967,719	–	–	–	392,382,566
Refundable security deposits (included under 'Other current' and 'Other noncurrent assets' in the consolidated statement of financial position)	400,542,104	1,870,482,596	1,870,482,597	145,788,413	–	4,287,295,710
Other financial assets (included under Other Noncurrent Assets in the consolidated statement of financial position)	39,226,511	35,711	162,348,786	–	–	201,611,008
	30,575,747,193	8,688,167,666	6,373,322,116	3,479,847,330	1,287,378,478	50,404,462,783
Credit risk exposures on off-balance sheet items:						
Contingent liabilities	78,438,268	–	–	–	–	78,438,268
Commitments	222,591,200	–	–	–	–	222,591,200
	301,029,468	–	–	–	–	301,029,468
	₱30,876,776,661	₱8,688,167,666	₱6,373,322,116	₱3,479,847,330	₱1,287,378,478	₱50,705,492,251

**Others include South American countries (i.e., Argentina and Mexico).*



	December 31, 2007					
	Philippines	Asia (excluding Philippines)	United States	Europe	Others*	Total
Cash and cash equivalents (excluding cash on hand)	₱6,605,759,143	₱5,002,852,930	₱3,340,796	₱341,037,445	₱–	₱11,952,990,314
Financial assets at FVPL:						
Held-for-trading:						
Debt securities:						
Private	2,334,970,909	1,642,467,777	2,208,496,181	3,750,682,532	1,386,969,126	11,323,586,525
Government	3,316,746,625	297,803,244	349,089,150	924,232,056	349,089,150	5,236,960,225
	5,651,717,534	1,940,271,021	2,557,585,331	4,674,914,588	1,736,058,276	16,560,546,750
Equity securities:						
Quoted	857,181,799	388,652,772	773,002,868	661,307,279	–	2,680,144,718
Unquoted	–	7,348	–	–	–	7,348
	857,181,799	388,660,120	773,002,868	661,307,279	–	2,680,152,066
	6,508,899,333	2,328,931,141	3,330,588,199	5,336,221,867	1,736,058,276	19,240,698,816
Derivative financial instruments:						
Not designated as accounting hedges	1,501,576,226	1,319,105,475	120,442	482,204,163	–	3,303,006,306
	8,010,475,559	3,648,036,616	3,330,708,641	5,818,426,030	1,736,058,276	22,543,705,122
AFS investments:						
Debt securities:						
Government	3,252,505,654	–	–	–	–	3,252,505,654
Private	2,000,000	–	–	–	–	2,000,000
	3,254,505,654	–	–	–	–	3,254,505,654
Equity securities:						
Quoted	1,196,160,176	283,247,261	–	–	–	1,479,407,437
Unquoted	690,171	–	–	–	–	690,171
	1,196,850,347	283,247,261	–	–	–	1,480,097,608
	4,451,356,001	283,247,261	–	–	–	4,734,603,262
Receivables:						
Trade receivables	7,161,374,064	1,536,375,945	131,620,069	142,898,906	–	8,972,268,984
Finance receivables	5,206,496,384	–	–	–	–	5,206,496,384
Due from related parties	203,583,543	872,158,797	500,638,527	–	–	1,576,380,867
Interest receivable	252,665,471	438,129,089	10,166,645	1,705,896	–	702,667,101
Other receivables	992,033,352	384,471,095	3,656,481	–	–	1,380,160,928
	13,816,152,814	3,231,134,926	646,081,722	144,604,802	–	17,837,974,264
HTM investments:						
Treasury notes	107,750,377	–	–	–	–	107,750,377
Government securities	114,607,639	–	–	–	–	114,607,639
Private bonds	38,781,246	–	–	–	–	38,781,246
	261,139,262	–	–	–	–	261,139,262
Advances to suppliers	290,998,286	56,457,370	–	–	–	347,455,656
Refundable security deposits (included under Other Current and Other Noncurrent Assets in the consolidated statement of financial position)	410,356,893	–	73,148,470	154,339,350	–	637,844,713
Other financial assets (included under Other Noncurrent Assets in the consolidated statement of financial position)	313,731,856	–	10,672,500	–	–	324,404,356
	34,159,969,814	12,221,729,103	4,063,952,129	6,458,407,627	1,736,058,276	58,640,116,949
Credit risk exposures on off-balance sheet items:						
Contingent liabilities	17,962,797	–	–	–	–	17,962,797
Commitments	–	–	–	–	–	–
	17,962,797	–	–	–	–	17,962,797
	₱34,177,932,611	₱12,221,729,103	₱4,063,952,129	₱6,458,407,627	₱1,736,058,276	₱58,658,079,746

**Others include South American countries (i.e., Argentina and Mexico).*



ii. Concentration by industry

The table below shows the industry sector analysis of the Group's financial assets as of December 31, 2009, 2008 and 2007, before taking into account any collateral held or other credit enhancements.

	December 31, 2009											
	Manufacturing	Real Estate, Renting and Related Business Activities	Wholesale and Retail Trade	Private Households	*Financial* Intermediaries	Transportation, *Storage* and Communication	Construction	Agricultural, Hunting and Forestry	Electricity, Gas and Water	Public Administration and Defense	Others*	Total
Cash and cash equivalents (excluding cash on hand)	₱–	₱–	₱–	₱–	₱17,604,443,126	₱–	₱–	₱–	₱–	₱–	₱–	₱17,604,443,126
Derivative financial instruments:												
Designated as accounting hedges	–	–	–	–	23,650,032	–	–	–	–	–	–	23,650,032
Financial assets at FVPL:												
Held-for-trading:												
Debt securities:												
Private	–	–	–	–	1,198,092,368	563,910,025	–	–	78,641,062	–	3,436,922,841	5,277,566,296
Government	–	–	–	–	1,038,368,701	–	–	–	–	–	–	1,038,368,701
	–	–	–	–	2,236,461,069	563,910,025	–	–	78,641,062	–	3,436,922,841	6,315,934,997
Equity securities:												
Quoted	–	–	–	–	1,080,803,497	142,000	–	–	–	–	817,894,487	1,898,839,984
Unquoted	–	–	–	–	4,768	–	–	–	–	–	–	4,768
	–	–	–	–	1,080,808,265	142,000	–	–	–	–	817,894,487	1,898,844,752
					3,317,269,334	564,052,025			78,641,062		4,254,817,328	8,214,779,749
Derivative financial instruments:												
Not designated as accounting hedges	9,709,660	–	220,383,442	–	108,442,397	–	–	–	227,794,364	–	73,252,064	639,581,927
	9,709,660	–	220,383,442	–	3,425,711,731	564,052,025	–	–	306,435,426	–	4,328,069,392	8,854,361,676
AFS investments:												
Debt securities:												
Government	45,369,931	–	–	–	2,330,553,443	–	–	–	–	–	2,404,650,459	4,780,573,833
Private	159,267,221	–	–	–	1,330,458,249	292,282,564	–	–	–	–	2,207,245,177	3,989,253,211
	204,637,152	–	–	–	3,661,011,692	292,282,564	–	–	–	–	4,611,895,636	8,769,827,044
Equity securities:												
Quoted	–	–	–	–	442,253,803	–	–	–	–	–	924,889,006	1,367,142,809
Unquoted	–	–	–	–	–	–	–	–	–	–	72,937,171	72,937,171
	–	–	–	–	442,253,803	–	–	–	–	–	997,826,177	1,440,079,980
	204,637,152				4,103,265,495	292,282,564					5,609,721,813	10,209,907,024

(Forward)



	December 31, 2009											
	Manufacturing	Real Estate, Renting and Related Business Activities	Wholesale and Retail Trade	Private Households	Financial Intermediaries	Transportation, Storage and Communication	Construction	Agricultural, Hunting and Forestry	Electricity, Gas and Water	Public Administration and Defense	Others*	Total
Receivables:												
Trade receivables	₱3,811,989,237	₱3,820,711,804	₱340,536,896	₱390,818,118	₱38,808,193	₱1,321,806,379	₱13,046,690	₱–	₱4,121,450	₱26,699,573	₱1,088,895,460	₱10,857,433,800
Finance receivables	575,106,621	2,531,175,980	1,009,577,982	–	101,148,477	431,209,859	83,163,649	120,367,185	785,599,998	–	2,335,568,408	7,972,918,159
Due from related parties	104,755,389	519,254,655	8,903,032	–	20,791,850	40,294,661	–	–	–	–	1,226,475,885	1,920,475,472
Interest receivable	970,196	–	–	–	268,294,202	12,259,741	–	–	1,195,979	–	156,196,474	438,916,592
Other receivables	587,929,444	278,583,949	11,948,735	–	102,028,270	10,758,450	8,109,046	–	–	109,792,607	559,162,833	1,668,313,334
	5,080,750,887	7,149,726,388	1,370,966,645	390,818,118	531,070,992	1,816,329,090	104,319,385	120,367,185	790,917,427	136,492,180	5,366,299,060	22,858,057,357
HTM investments:												
Private bonds	–	–	–	–	478,111,408	–	–	–	–	–	–	478,111,408
Government securities	–	–	–	–	377,350,805	–	–	–	–	–	–	377,350,805
Treasury notes	–	–	–	–	114,632,521	–	–	–	–	–	–	114,632,521
	–	–	–	–	970,094,734	–	–	–	–	–	–	970,094,734
Advances to suppliers	263,101,798	12,507,954	–	–	–	–	–	–	–	–	31,735,324	307,345,076
Refundable security deposits (included under 'Other current' and 'Other noncurrent assets' in the consolidated statement of financial position)	900,402	466,233,372	–	–	15,686,354	9,240,000	–	–	–	–	–	492,060,128
Other financial assets (included under 'Other noncurrent assets' in the consolidated statement of financial position)	–	–	–	–	54,172,428	–	–	–	–	–	–	54,172,428
	5,559,099,899	7,628,467,714	1,591,350,087	390,818,118	26,728,094,892	2,681,903,679	104,319,385	120,367,185	1,097,352,853	136,492,180	15,335,825,589	61,374,091,581
Credit risk exposures on off-balance sheet items:												
Contingent liabilities	–	–	–	–	485,343,338	–	–	–	–	–	–	485,343,338
Commitments	–	–	–	–	1,184,689,555	–	–	–	–	–	–	1,184,689,555
	–	–	–	–	1,670,032,893	–	–	–	–	–	–	1,670,032,893
	₱5,559,099,899	₱7,628,467,714	₱1,591,350,087	₱390,818,118	₱28,398,127,785	₱2,681,903,679	₱104,319,385	₱120,367,185	₱1,097,352,853	₱136,492,180	₱15,335,825,589	₱63,044,124,474

**Others include consumer, community, social and personal services, education, mining and quarrying, and health and social work sectors.*



	December 31, 2008											
	Manufacturing	Real Estate, Renting and Related Business Activities	Wholesale and Retail Trade	Private Households	Financial Intermediaries	Transportation, Storage and Communication	Construction	Agricultural, Hunting and Forestry	Electricity, Gas and Water	Public Administration and Defense	Others*	Total
Cash and cash equivalents (excluding cash on hand)	₱–	₱–	₱–	₱–	₱6,527,579,857	₱–	₱–	₱–	₱–	₱–	₱–	₱6,527,579,857
Financial assets at FVPL:												
Held-for-trading:												
Debt securities:												
Private	–	90,548,901	–	–	1,149,640,395	603,581,036	–	–	63,205,960	–	1,867,820,747	3,774,797,039
Government	–	–	–	–	856,664,493	–	–	–	–	–	–	856,664,493
	–	90,548,901	–	–	2,006,304,888	603,581,036	–	–	63,205,960	–	1,867,820,747	4,631,461,532
Equity securities:												
Quoted	–	–	–	–	833,435,395	219,755,824	–	–	817,995	–	348,135,704	1,402,144,918
Unquoted	–	–	–	–	4,905	–	–	–	–	–	–	4,905
	–	–	–	–	833,440,300	219,755,824	–	–	817,995	–	348,135,704	1,402,149,823
	–	90,548,901	–	–	2,839,745,188	823,336,860	–	–	64,023,955	–	2,215,956,451	6,033,611,355
Derivative financial instruments:												
Not designated as accounting hedges	28,289,249	–	29,486,267	–	575,109,961	–	492,055,948	–	–	–	13,223,234	1,138,164,659
	28,289,249	90,548,901	29,486,267	–	3,414,855,149	823,336,860	492,055,948	–	64,023,955	–	2,229,179,685	7,171,776,014
AFS investments:												
Debt securities:												
Government	–	–	–	–	5,282,748,998	–	–	–	–	–	–	5,282,748,998
Private	–	–	–	–	1,134,752,591	554,561,049	–	–	388,947,446	–	953,845,988	3,032,107,074
	–	–	–	–	6,417,501,589	554,561,049	–	–	388,947,446	–	953,845,988	8,314,856,072
Equity securities:												
Quoted	2,208,437	–	–	–	280,104,325	49,002,651	–	–	–	–	18,108,500	349,423,913
Unquoted	–	–	–	–	–	–	–	–	–	–	1,114,836	1,114,836
	2,208,437	–	–	–	280,104,325	49,002,651	–	–	–	–	19,223,336	350,538,749
	2,208,437	–	–	–	6,697,605,914	603,563,700	–	–	388,947,446	–	973,069,324	8,665,394,821

(Forward)



	December 31, 2008											
	Manufacturing	Real Estate, Renting and Related Business Activities	Wholesale and Retail Trade	Private Households	Financial Intermediaries	Transportation, Storage and Communication	Construction	Agricultural, Hunting and Forestry	Electricity, Gas and Water	Public Administration and Defense	Others*	Total
Receivables:												
Trade receivables	₱4,134,115,362	₱4,130,853,164	₱256,244,544	₱265,066,124	₱47,530,991	₱1,263,935,737	₱12,255,298	₱7,897,980	₱3,960,737	₱33,958,362	₱1,297,656,885	₱11,453,475,184
Finance receivables	659,890,820	963,245,592	1,147,565,427	–	283,148,477	386,209,859	133,163,649	175,447,597	457,529,976	–	2,609,692,347	6,815,893,744
Due from related parties	–	303,946,779	43,029,005	–	41,812,013	33,262,462	–	361,662	–	–	1,655,275,697	2,077,687,618
Interest receivable	246,676	–	–	–	231,476,208	–	–	–	–	–	174,565,341	406,288,225
Other receivables	205,784,319	283,956,532	6,721,332	–	–	11,776,254	4,561,453	56,001,654	121,070,022	264,495,019	937,941,703	1,892,308,288
	5,000,037,177	5,682,002,067	1,453,560,308	265,066,124	603,967,689	1,695,184,312	149,980,400	239,708,893	582,560,735	298,453,381	6,675,131,973	22,645,653,059
HTM investments:												
Treasury notes	–	–	–	–	–	–	–	–	–	391,566,856	–	391,566,856
Government securities	–	–	–	–	–	–	–	–	–	121,202,892	–	121,202,892
	–	–	–	–	–	–	–	–	–	512,769,748	–	512,769,748
Advances to suppliers	369,657,776	3,743,538	–	–	–	–	–	8,667,873	–	–	10,313,379	392,382,566
Refundable security deposits (included under 'Other current' and 'Other noncurrent assets' in the consolidated statement of financial position)	778,934	384,018,883	–	–	–	3,886,753,606	–	–	–	–	15,744,287	4,287,295,710
Other financial assets (included under 'Other noncurrent assets' in the consolidated statement of financial position)	35,711	–	–	–	162,348,786	–	–	–	–	–	39,226,511	201,611,008
	5,401,007,284	6,160,313,389	1,483,046,575	265,066,124	17,406,357,395	7,008,838,478	642,036,348	248,376,766	1,035,532,136	811,223,129	9,942,665,159	50,404,462,783
Credit risk exposures on off-balance sheet items:												
Contingent liabilities	–	–	–	–	–	–	–	–	–	–	78,438,268	78,438,268
Commitments	–	–	–	–	–	–	–	–	–	–	222,591,200	222,591,200
	–	–	–	–	–	–	–	–	–	–	301,029,468	301,029,468
	₱5,401,007,284	₱6,160,313,389	₱1,483,046,575	₱265,066,124	₱17,406,357,395	₱7,008,838,478	₱642,036,348	₱248,376,766	₱1,035,532,136	₱811,223,129	₱10,243,694,627	₱50,705,492,251

**Others include consumer, community, social and personal services, education, mining and quarrying, and health and social work sectors.*



	December 31, 2007											
	Manufacturing	Real Estate, Renting and Related Business Activities	Wholesale and Retail Trade	Private Households	Financial Intermediaries	Transportation, Storage and Communication	Construction	Agricultural, Hunting and Forestry	Electricity, Gas and Water	Public Administration and Defense	Others*	Total
Cash and cash equivalents (excluding cash on hand)	₱902,681,244	₱1,545,921,640	₱–	₱–	₱9,274,036,193	₱212,133,634	₱–	₱18,217,603	₱–	₱–	₱–	₱11,952,990,314
Financial assets at FVPL:												
Held-for-trading:												
Debt securities:												
Private	–	107,298,880	–	–	4,576,106,961	1,151,086,909	–	–	460,895,987	–	5,028,197,788	11,323,586,525
Government	–	–	–	–	884,711,513	–	–	–	–	–	4,352,248,712	5,236,960,225
	–	107,298,880	–	–	5,460,818,474	1,151,086,909	–	–	460,895,987	–	9,380,446,500	16,560,546,750
Equity securities:												
Quoted	–	–	–	–	1,413,871,654	237,077,337	–	–	1,108,533	–	1,028,087,194	2,680,144,718
Unquoted	–	–	–	–	7,348	–	–	–	–	–	–	7,348
	–	–	–	–	1,413,879,002	237,077,337	–	–	1,108,533	–	1,028,087,194	2,680,152,066
	–	107,298,880	–	–	6,874,697,476	1,388,164,246	–	–	462,004,520	–	10,408,533,694	19,240,698,816
Derivative financial instruments:												
Not designated as accounting hedges	135,458,907	–	314,218,130	–	1,805,200,275	123,076,655	912,086,004	–	–	–	12,966,335	3,303,006,306
	135,458,907	107,298,880	314,218,130	–	8,679,897,751	1,511,240,901	912,086,004	–	462,004,520	–	10,421,500,029	22,543,705,122
AFS investments:												
Debt securities:												
Government	–	–	–	–	3,252,505,654	–	–	–	–	–	–	3,252,505,654
Private	–	–	–	–	–	–	–	–	–	–	2,000,000	2,000,000
	–	–	–	–	3,252,505,654	–	–	–	–	–	2,000,000	3,254,505,654
Equity securities:												
Quoted	–	–	–	–	543,643,199	–	–	–	–	–	935,764,238	1,479,407,437
Unquoted	–	–	–	–	–	–	–	–	–	–	690,171	690,171
	–	–	–	–	543,643,199	–	–	–	–	–	936,454,409	1,480,097,608
	–	–	–	–	3,796,148,853	–	–	–	–	–	938,454,409	4,734,603,262

(Forward)



	December 31, 2007											
	Manufacturing	Real Estate, Renting and Related Business Activities	Wholesale and Retail Trade	Private Households	Financial Intermediaries	Transportation, Storage and Communication	Construction	Agricultural, Hunting and Forestry	Electricity, Gas and Water	Public Administration and Defense	Others*	Total
Receivables:												
Trade receivables	₱4,072,697,256	₱2,829,665,530	₱103,068,158	₱202,292,817	₱21,070,084	₱1,071,277,406	₱3,909,688	₱81,873,268	₱4,330,065	₱128,553,445	₱453,531,267	₱8,972,268,984
Finance receivables	671,171,275	603,516,088	710,858,998	–	–	374,003,448	456,094,824	145,377,798	150,000,000	–	2,095,473,953	5,206,496,384
Due from related parties	86,229,039	107,611,526	31,740,345	–	699,092,334	46,880,472	–	–	–	–	604,827,151	1,576,380,867
Interest receivable	13,364,000	37,537,081	1,392,431	–	622,930,360	1,303,519	–	–	–	–	26,139,710	702,667,101
Other receivables	831,953,611	254,957,564	19,043,516	–	–	16,395,221	–	2,402,756	107,782,080	1,095,803	146,530,377	1,380,160,928
	5,675,415,181	3,833,287,789	866,103,448	202,292,817	1,343,092,778	1,509,860,066	460,004,512	229,653,822	262,112,145	129,649,248	3,326,502,458	17,837,974,264
HTM investments:												
Treasury notes	–	–	–	–	–	–	–	–	–	107,750,377	–	107,750,377
Government securities	–	–	–	–	–	–	–	–	–	114,607,639	–	114,607,639
Private bonds	–	–	–	–	–	–	–	–	–	38,781,246	–	38,781,246
	–	–	–	–	–	–	–	–	–	261,139,262	–	261,139,262
Advances to suppliers	295,560,010	–	–	–	–	–	–	17,394,321	–	–	34,501,325	347,455,656
Refundable security deposits (included under Other Current and Other Noncurrent Assets in the consolidated statement of financial position)	–	410,356,893	–	–	–	227,487,820	–	–	–	–	–	637,844,713
Other financial assets (included under Other Noncurrent Assets in the consolidated statement of financial position)	–	–	–	–	324,404,356	–	–	–	–	–	–	324,404,356
	7,009,115,342	5,896,865,202	1,180,321,578	202,292,817	23,417,579,931	3,460,722,421	1,372,090,516	265,265,746	724,116,665	390,788,510	14,720,958,221	58,640,116,949
Credit risk exposures on off-balance sheet items:												
Contingent liabilities	–	–	–	–	–	–	–	–	–	–	17,962,797	17,962,797
Commitments	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–	–	–	17,962,797	17,962,797
	₱7,009,115,342	₱5,896,865,202	₱1,180,321,578	₱202,292,817	₱23,417,579,931	₱3,460,722,421	₱1,372,090,516	₱265,265,746	₱724,116,665	₱390,788,510	₱14,738,921,018	₱58,658,079,746

** Others include consumer, community, social and personal services, education, mining and quarrying, and health and social work sectors.*



c. Credit quality per class of financial assets

The table below shows the credit quality by class of financial assets gross of allowance for impairment losses:

	December 31, 2009					
	Neither Past Due Nor Impaired					
	High Grade	Standard Grade	Substandard Grade	Unclassified	Past Due or Individually Impaired	Total
Cash and cash equivalents (excluding cash on hand)	₱17,604,443,126	₱–	₱–	₱–	₱–	₱17,604,443,126
Derivative financial instruments:						
Designated as accounting hedges	23,650,032	–	–	–	–	23,650,032
Financial assets at FVPL:						
Held-for-trading:						
Debt securities:						
Private	3,619,162,958	1,219,723,586	438,679,752	–	–	5,277,566,296
Government	983,124,441	55,244,260	–	–	–	1,038,368,701
	4,602,287,399	1,274,967,846	438,679,752	–	–	6,315,934,997
Equity securities:						
Quoted	991,022,216	813,129,524	94,688,244	–	–	1,898,839,984
Unquoted	4,768	–	–	–	–	4,768
	991,026,984	813,129,524	94,688,244	–	–	1,898,844,752
	5,593,314,383	2,088,097,370	533,367,996	–	–	8,214,779,749
Derivative financial instruments:						
Not designated as accounting hedges	639,581,927	–	–	–	–	639,581,927
	6,232,896,310	2,088,097,370	533,367,996	–	–	8,854,361,676
AFS investments:						
Debt securities:						
Private	3,165,686,040	282,984,646	224,277,721	–	316,304,804	3,989,253,211
Government	4,612,635,520	167,938,313	–	–	–	4,780,573,833
	7,778,321,560	450,922,959	224,277,721	–	316,304,804	8,769,827,044
Equity securities:						
Quoted	1,078,038,547	–	–	–	289,104,262	1,367,142,809
Unquoted	60,000,000	12,937,171	–	–	–	72,937,171
	1,138,038,547	12,937,171	–	–	289,104,262	1,440,079,980
	8,916,360,107	463,860,130	224,277,721	–	605,409,066	10,209,907,024
Receivables:						
Trade receivables	7,332,484,091	885,296,968	228,393,152	–	5,036,297,525	13,482,471,736
Finance receivables	2,220,364,876	1,332,263,025	217,989,803	4,202,300,455	188,002,410	8,160,920,569
Due from related parties	763,470,551	1,157,004,921	–	–	–	1,920,475,472
Interest receivable	279,866,224			158,704,652	345,716	438,916,592
Other receivables	1,149,058,242	240,712,456	3,400,796	102,028,270	281,757,531	1,776,957,295
	11,745,243,984	3,615,277,370	449,783,751	4,463,033,377	5,506,403,182	25,779,741,664
HTM investments:						
Private	478,111,408	–	–	–	–	478,111,408
Government securities	377,350,805	–	–	–	–	377,350,805
Treasury notes	114,632,521	–	–	–	–	114,632,521
	970,094,734	–	–	–	–	970,094,734
Refundable security deposits (included under 'Other current' and 'Other noncurrent assets' in the consolidated statement of financial position)	475,473,372	900,402	–	15,686,354	–	492,060,128
Advances to suppliers	99,045,514	123,814,062	10,528,755	–	73,956,745	307,345,076
Other financial assets (included under 'Other noncurrent assets' in the consolidated statement of financial position)	33,698,718	–	–	20,473,710	–	54,172,428
	46,100,905,897	6,291,949,334	1,217,958,223	4,499,193,441	6,185,768,993	64,295,775,888
Credit risk exposures on off-balance sheet items:						
Contingent liabilities	–	–	–	485,343,338	–	485,343,338
Commitments	–	–	–	1,184,689,555	–	1,184,689,555
	–	–	–	1,670,032,893	–	1,670,032,893
	₱46,100,905,897	₱6,291,949,334	₱1,217,958,223	₱6,169,226,334	₱6,185,768,993	₱65,965,808,781



	December 31, 2008				
	Neither Past Due Nor Impaired			Past Due	
	High Grade	Standard Grade	Substandard Grade	or Individually Impaired	Total
Cash and cash equivalents (excluding cash on hand)	₱6,527,579,857	₱–	₱–	₱–	₱6,527,579,857
Financial assets at FVPL:					
Held-for-trading:					
Debt securities:					
Private	2,936,255,434	675,925,983	162,615,622	–	3,774,797,039
Government	–	856,664,493	–	–	856,664,493
	2,936,255,434	1,532,590,476	162,615,622	–	4,631,461,532
Equity securities:					
Quoted	1,332,890,023	69,254,895	–	–	1,402,144,918
Unquoted	–	4,905	–	–	4,905
	1,332,890,023	69,259,800	–	–	1,402,149,823
	4,269,145,457	1,601,850,276	162,615,622	–	6,033,611,355
Derivative financial instruments:					
Not designated as accounting hedges	1,138,164,659	–	–	–	1,138,164,659
	5,407,310,116	1,601,850,276	162,615,622	–	7,171,776,014
AFS investments:					
Debt securities:					
Government	2,864,392,419	1,870,137,471	548,219,108	–	5,282,748,998
Private	1,172,005,026	345,307,290	841,983,893	672,810,865	3,032,107,074
	4,036,397,445	2,215,444,761	1,390,203,001	672,810,865	8,314,856,072
Equity securities:					
Quoted	349,423,913	–	–	–	349,423,913
Unquoted	1,114,836	–	–	–	1,114,836
	350,538,749	–	–	–	350,538,749
	4,386,936,194	2,215,444,761	1,390,203,001	672,810,865	8,665,394,821
Receivables:					
Trade receivables	5,432,246,652	357,520,136	5,289,337	8,534,448,547	14,329,504,672
Finance receivables	5,000,710,854	1,287,000,000	13,019,334	668,182,890	6,968,913,078
Due from related parties	1,130,564,138	947,123,480	–	–	2,077,687,618
Interest receivable	405,944,797	–	–	343,428	406,288,225
Other receivables	1,126,561,324	112,754,130	1,191,012	666,784,495	1,907,290,961
	13,096,027,765	2,704,397,746	19,499,683	9,869,759,360	25,689,684,554
HTM investments:					
Treasury notes	391,566,856	–	–	–	391,566,856
Government securities	121,202,892	–	–	–	121,202,892
	512,769,748	–	–	–	512,769,748
Refundable security deposits (included under 'Other current' and 'Other noncurrent assets' in the consolidated statement of financial position)	4,286,516,776	778,934	–	–	4,287,295,710
Advances to suppiers	165,126,131	227,207,235	49,200	–	392,382,566
Other financial assets (included under 'Other noncurrent assets' in the consolidated statement of financial position)	201,611,008	–	–	–	201,611,008
	34,583,877,595	6,749,678,952	1,572,367,506	10,542,570,225	53,448,494,278
Credit risk exposures on *off-balance sheet items:*					
Contingent liabilities	78,438,268	–	–	–	78,438,268
Commitments	222,591,200	–	–	–	222,591,200
	301,029,468	–	–	–	301,029,468
	₱34,884,907,063	₱6,749,678,952	₱1,572,367,506	₱10,542,570,225	₱53,749,523,746



	December 31, 2007				
	Neither Past Due Nor Impaired			Past Due	
	High Grade	Standard Grade	Substandard Grade	or Individually Impaired	Total
Cash and cash equivalents (excluding cash on hand)	₱11,952,990,314	₱–	₱–	₱–	₱11,952,990,314
Financial assets at FVPL:					
Held-for-trading:					
Debt securities:					
Private	11,323,586,525	–	–	–	11,323,586,525
Government	5,236,960,225	–	–	–	5,236,960,225
	16,560,546,750	–	–	–	16,560,546,750
Equity securities:					
Quoted	2,680,144,718	–	–	–	2,680,144,718
Unquoted	7,348	–	–	–	7,348
	2,680,152,066	–	–	–	2,680,152,066
	19,240,698,816	–	–	–	19,240,698,816
Derivative financial instruments:					
Not designated as accounting hedges	3,303,006,306	–	–	–	3,303,006,306
	22,543,705,122				22,543,705,122
AFS investments:					
Debt securities:					
Government	3,252,505,654	–	–	–	3,252,505,654
Private	2,000,000	–	–	–	2,000,000
	3,254,505,654	–	–	–	3,254,505,654
Equity securities:					
Quoted	1,479,407,437	–	–	–	1,479,407,437
Unquoted	690,171	–	–	–	690,171
	1,480,097,608				1,480,097,608
	4,734,603,262	–	–	–	4,734,603,262
Receivables:					
Trade receivables	4,277,610,293	57,098,631	124,972,842	7,557,890,781	12,017,572,547
Finance receivables	4,416,113,428	767,386,370	1,100,000	182,383,869	5,366,983,667
Due from related parties	861,086,088	327,810,455	–	387,484,324	1,576,380,867
Interest receivable	272,436,010	19,762,736	–	410,468,355	702,667,101
Other receivables	793,513,356	35,697,068	4,990,698	559,111,479	1,393,312,601
	10,620,759,175	1,207,755,260	131,063,540	9,097,338,808	21,056,916,783
HTM investments:					
Treasury notes	107,750,377	–	–	–	107,750,377
Government	114,607,639	–	–	–	114,607,639
Private bonds	38,781,246	–	–	–	38,781,246
	261,139,262	–	–	–	261,139,262
Refundable security deposits (included under Other Current and Other Noncurrent Assets in the consolidated statement of financial position)	637,844,713	–	–	–	637,844,713
Advances to suppliers	218,065,071	97,147,208	32,243,377	–	347,455,656
Other financial assets (included under Other Noncurrent Assets in the consolidated statement of financial position)	324,404,356	–	–	–	324,404,356
	51,293,511,275	1,304,902,468	163,306,917	9,097,338,808	61,859,059,468
Credit risk exposures on off-balance sheet items:					
Contingent liabilities	17,962,797	–	–	–	17,962,797
Commitments	–	–	–	–	–
	17,962,797	–	–	–	17,962,797
	₱51,311,474,072	₱1,304,902,468	₱163,306,917	₱9,097,338,808	₱61,877,022,265

High grade cash and cash equivalents are short-term placements and working cash fund placed, invested, or deposited in foreign and local banks belonging to the top 10 banks in the Philippines in terms of resources and profitability.



Other high grade accounts are considered to be of high value since the counterparties have a remote likelihood of default and have consistently exhibited good paying habits.

Standard grade accounts are active accounts with minimal to regular instances of payment default, due to ordinary/common collection issues. These accounts are typically not impaired as the counterparties generally respond to credit actions and update their payments accordingly.

Substandard grade accounts are accounts which have probability of impairment based on historical trend. These accounts show propensity to default in payment despite regular follow-up actions and extended payment terms.

d. Aging analysis of receivables by class

The aging analysis of the Group's receivables as of December 31, 2009, 2008 and 2007 follow:

	December 31, 2009						
	Neither Past Due Nor Impaired	**Past Due But Not Impaired**				**Past Due and Impaired**	
		Less than 30 Days	**30 to 60 Days**	**61 to 90 Days**	**Over 90 Days**		**Total**
Trade receivables	**₱7,613,454,683**	**₱1,613,501,379**	**₱299,276,791**	**₱150,615,567**	**₱1,180,585,380**	**₱2,625,037,936**	**₱13,482,471,736**
Finance receivables	**7,627,588,609**	**29,699,841**	**12,131,363**	**48,720,589**	**254,777,757**	**188,002,410**	**8,160,920,569**
Due from related parties	**1,920,475,472**	**–**	**–**	**–**	**–**	**–**	**1,920,475,472**
Interest receivable	**420,686,545**	**18,230,047**	**–**	**–**	**–**	**–**	**438,916,592**
Others	**1,452,347,613**	**61,530,895**	**5,789,943**	**60,138,158**	**88,506,725**	**108,643,961**	**1,776,957,295**
	₱19,034,552,922	**₱1,722,962,162**	**₱317,198,097**	**₱259,474,314**	**₱1,523,869,862**	**₱2,921,684,307**	**₱25,779,741,664**

	December 31, 2008						
	Neither Past Due Nor Impaired	Past Due But Not Impaired				Past Due and Impaired	
		Less than 30 Days	30 to 60 Days	61 to 90 Days	Over 90 Days		Total
Trade receivables	₱5,795,056,125	₱2,282,091,886	₱1,168,275,312	₱353,298,355	₱1,854,753,506	₱2,876,029,488	₱14,329,504,672
Finance receivables	6,300,730,188	375,817,589	6,977,522	16,453,980	115,914,465	153,019,334	6,968,913,078
Due from related parties	2,077,687,618	–	–	–	–	–	2,077,687,618
Interest receivable	405,944,797	200,356	143,072	–	–	–	406,288,225
Others	1,240,506,466	256,739,108	75,872,315	11,908,929	307,281,470	14,982,673	1,907,290,961
	₱15,819,925,194	₱2,914,848,939	₱1,251,268,221	₱381,661,264	₱2,277,949,441	₱3,044,031,495	₱25,689,684,554

	December 31, 2007						
	Neither Past Due Nor Impaired	Past Due But Not Impaired				Past Due and Impaired	
		Less than 30 Days	30 to 60 Days	60 to 90 Days	Over 90 Days		Total
Trade receivables	₱4,459,681,766	₱2,242,424,735	₱1,009,111,615	₱368,539,186	₱892,511,682	₱3,045,303,563	₱12,017,572,547
Finance receivables	5,184,599,798	14,163,863	3,343,249	4,389,474	–	160,487,283	5,366,983,667
Due from related parties (Note 41)	1,188,896,543	–	38,459,007	66,174,540	282,850,777	–	1,576,380,867
Interest receivable	292,198,746	5,319,592	–	–	405,148,763	–	702,667,101
Others	834,201,122	167,562,073	93,601,751	15,231,145	269,564,837	13,151,673	1,393,312,601
	₱11,959,577,975	₱2,429,470,263	₱1,144,515,622	₱454,334,345	₱1,850,076,059	₱3,218,942,519	₱21,056,916,783

e. Impairment assessment

The Group recognizes impairment losses based on the results of the specific/individual and collective assessment of its credit exposures. Impairment has taken place when there is a presence of known difficulties in the servicing of cash flows by counterparties, infringement of the original terms of the contract has happened, or when there is an inability to pay principal or interest overdue beyond a certain threshold. These and the other factors, either singly or in tandem with other factors, constitute observable events and/or data that meet the definition of an objective evidence of impairment.



The two methodologies applied by the Group in assessing and measuring impairment include: (i) specific/individual assessment; and (ii) collective assessment.

i. *Specific/Individual Assessment*
Under specific/individual assessment, the Group assesses each individually significant credit exposure for any objective evidence of impairment, and where such evidence exists, accordingly calculates the required impairment. Among the items and factors considered by the Group when assessing and measuring specific impairment allowances are: (a) the timing of the expected cash flows; (b) the projected receipts or expected cash flows; (c) the going concern of the counterparty's business; (d) the ability of the counterparty to repay its obligations during financial crisis; (e) the availability of other sources of financial support; and (f) the existing realizable value of collateral. The impairment allowances, if any, are evaluated as the need arises, in view of favorable or unfavorable developments.

ii. *Collective Assessment*
With regard to the collective assessment of impairment, allowances are assessed collectively for losses on receivables that are not individually significant and for individually significant receivables when there is no apparent or objective evidence of individual impairment. A particular portfolio is reviewed on a periodic basis, in order to determine its corresponding appropriate allowances. The collective assessment evaluates and estimates the impairment of the portfolio in its entirety even though there is no objective evidence of impairment on an individual assessment. Impairment losses are estimated by taking into consideration the following deterministic information: (a) historical losses/write offs; (b) losses which are likely to occur but has not yet occurred; and (c) the expected receipts and recoveries once impaired.

The allowance for impairment loss on subscriber accounts is determined based on the results of the net flow to write-off methodology. Net flow tables are derived from account-level monitoring of subscriber accounts between different age brackets, from current to one day past due to 120 days past due. The net flow to write-off methodology relies on the historical data of net flow tables to establish a percentage ("net flow rate") of subscriber receivables that are current or in any state of delinquency as of reporting date that will eventually result in write-off. The allowance for impairment losses is then computed based on the outstanding balance of the receivables as of the statement of financial position date and the net flow rates determined for the current and each delinquency bracket.

f. Collateral and other credit enhancement

Collateral and other credit enhancements on finance receivables of RSBC
The amount and type of collateral required depends on an assessment of credit risk. Guidelines are implemented regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are as follows:

- Mortgages over real estate and vehicle for consumer and real estate lending
- Charges over real estate, inventory and receivable for commercial lending
- Government securities for interbank lending



The fair value of collateral held against finance receivables, representing land and building, amounted to ₱35.2 million, ₱19.8 million and ₱45.2 million as of December 31, 2009, 2008 and 2007, respectively.

All past due accounts of RSBC are assessed for impairment either individually or collectively.

RSBC periodically monitors the market value of collateral, and requests additional collateral in accordance with any underlying agreement as necessary. Collateral is also an input to the internal credit risk rating, and thus may have an impact on the individual assessment of impairment and corresponding loan loss provision.

It is RSBC's policy to dispose of repossessed properties in an orderly fashion. In general, the proceeds are used to reduce or repay the outstanding claim, and are not occupied for business use.

Collateral and other credit enhancements on trade receivables of CAI
As collateral against trade receivables from sales ticket offices or agents, CAI requires cash bonds from major sales ticket offices or agents ranging from ₱50,000 to ₱2.1 million depending on CAI's assessment of sales ticket offices and agents' credit standing and volume of transactions. As of December 31, 2009, 2008 and 2007, outstanding cash bonds (included under 'Accounts payable and other accrued liabilities' in the consolidated statement of financial position) amounted to ₱116.7 million, ₱79.2 million and ₱109.3 million, respectively (Note 22).

Other collateral and other credit enhancements
Other collateral and other credit enhancements are included in the notes to financial statements, where applicable.

Liquidity risk
Liquidity risk is the risk of not being able to meet funding obligations such as the repayment of liabilities or payment of asset purchases as they fall due. The Group's liquidity management involves maintaining funding capacity to finance capital expenditures and service maturing debts, and to accommodate any fluctuations in asset and liability levels due to changes in the Group's business operations or unanticipated events created by customer behavior or capital market conditions. The Group maintains a level of cash and cash equivalents deemed sufficient to finance its operations. As part of its liquidity risk management, the Group regularly evaluates its projected and actual cash flows. It also continuously assesses conditions in the financial markets for opportunities to pursue fund-raising activities. Fund-raising activities may include obtaining bank loans and capital market issues both onshore and offshore.



The tables below summarize the maturity profile of the Group's financial assets and liabilities based on undiscounted contractual payments as of December 31, 2009, 2008 and 2007:

	December 31, 2009					
	On Demand	1 to 3 Months	3 to 12 Months	1 to 5 Years	More Than 5 Years	Total
Financial Assets						
Cash and cash equivalents	₱10,616,842,525	₱6,555,999,021	₱1,338,854,419	₱–	₱–	₱18,511,695,965
Derivative financial instruments:						
Designated as accounting hedges	–	–	23,650,032	–	–	23,650,032
Financial assets at FVPL:						
Held-for-trading:						
Debt securities:						
Private	–	–	5,734,722,815	–	–	5,734,722,815
Government	–	–	1,060,703,259	–	–	1,060,703,259
	–	–	6,795,426,074	–	–	6,795,426,074
Equity securities:						
Quoted	–	56,387,054	1,856,686,680	–	–	1,913,073,734
Unquoted	–	–	4,768	–	–	4,768
	–	56,387,054	1,856,691,448	–	–	1,913,078,502
	–	56,387,054	8,652,117,522	–	–	8,708,504,576
Derivative financial instruments						
Not designated as accounting hedges	–	159,933,982	479,647,945	–	–	639,581,927
	–	216,321,036	9,131,765,467	–	–	9,348,086,503
AFS investments:						
Debt securities:						
Government	–	–	2,798,952,818	2,803,663,523	–	5,602,616,341
Private	–	–	137,537,350	–	4,053,636,251	4,191,173,601
	–	–	2,936,490,168	2,803,663,523	4,053,636,251	9,793,789,942
Equity securities:						
Quoted	–	–	480,219,312	918,161,088	–	1,398,380,400
Unquoted	–	–	72,937,171	–	–	72,937,171
	–	–	553,156,483	918,161,088	–	1,471,317,571
			3,489,646,651	3,721,824,611	4,053,636,251	11,265,107,513
Receivables:						
Trade receivables	1,513,821,786	4,511,241,745	1,838,055,745	2,283,251,957	711,062,567	10,857,433,800
Finance receivables	–	3,497,441,765	2,808,514,498	1,666,961,896	–	7,972,918,159
Due from related parties	1,801,543,481	30,461,556	88,470,435	–	–	1,920,475,472
Interest receivable	956,408	22,118,146	415,842,038	–	–	438,916,592
Other receivables	235,105,132	483,714,500	800,204,054	136,108,608	45,369,536	1,700,501,830
	3,551,426,807	8,544,977,712	5,951,086,770	4,086,322,461	756,432,103	22,890,245,853
HTM investments:						
Private	–	–	–	–	478,111,408	478,111,408
Government	–	–	–	–	829,712,342	829,712,342
Treasury notes	–	–	–	114,632,521	465,429,021	580,061,542
	–	–	–	114,632,521	1,773,252,771	1,887,885,292
Advances to suppliers	3,601,630	248,527,944	45,209,139	7,504,772	2,501,591	307,345,076
Refundable security deposits	–	11,355,560	43,306,683	391,075,239	46,322,646	492,060,128
Other receivables (included under 'Other noncurrent assets' *in the* consolidated statement of financial position)	–	–	–	54,172,428	–	54,172,428
	₱14,171,870,962	₱15,577,181,273	₱20,023,519,161	₱8,375,532,032	₱6,632,145,362	₱64,780,248,790



	December 31, 2009					
	On Demand	1 to 3 Months	3 to 12 Months	1 to 5 Years	More Than 5 Years	Total
Deposit liabilities	₱11,691,225,505	₱613,229,478	₱59,021,027	₱1,010,270,595	₱170,206,986	₱13,543,953,591
Short-term debt	–	14,019,605,299	–	–	–	14,019,605,299
Accounts payable and accrued expenses (including noncurrent portion booked under 'Other noncurrent liabilities' in the consolidated statement of financial position but excluding 'Due to related parties')	6,400,162,335	10,268,980,164	2,104,593,193	3,542,160,073	1,073,099,986	23,388,995,751
Due to related parties (included under 'Accounts payable and accrued expense' and 'Other noncurrent liabilities' in the consolidated statement of financial position)	290,146,787	1,237,980,114	18,250,623	1,517,894,311	–	3,064,271,835
Deposits from real estate buyers and lessees (included under 'Other current' and 'Noncurrent liabilities' in the consolidated statement of financial position)	–	70,491,643	211,474,929	845,899,716	1,192,631,946	2,320,498,234
Derivative financial instruments (including noncurrent portion booked under 'Other noncurrent liabilities' in the consolidated statement of financial position)	–	3,805,492	121,085,920	625,449,086	–	750,340,498
Long-term debt (including current portion)	–	2,200,196,034	7,504,273,336	82,588,187,144	28,070,349,904	120,363,006,418
	₱18,381,534,627	₱28,414,288,224	₱10,018,699,028	₱90,129,860,925	₱30,506,288,822	₱177,450,671,626



	December 31, 2008					
	On Demand	1 to 3 Months	3 to 12 Months	1 to 5 Years	More Than 5 Years	Total
Financial Assets						
Cash and cash equivalents	₱3,237,235,988	₱3,443,577,328	₱77,862,068	₱311,448,272	₱ 103,816,091	₱7,173,939,747
Financial assets at FVPL:						
Held-for-trading:						
Debt securities:						
Private	–	41,919,150	4,185,653,507	–	–	4,227,572,657
Government	–	–	879,313,394	–	–	879,313,394
	–	41,919,150	5,064,966,901	–	–	5,106,886,051
Equity securities:						
Quoted	–	–	1,418,694,584	–	–	1,418,694,584
Unquoted	–	–	4,905	–	–	4,905
	–	–	1,418,699,489	–	–	1,418,699,489
	–	41,919,150	6,483,666,390	–	–	6,525,585,540
Derivative financial instruments						
Not designated as accounting hedges	–	171,093,384	967,071,275	–	–	1,138,164,659
	–	213,012,534	7,450,737,665	–	–	7,663,750,199
AFS investments:						
Debt securities:						
Government	–	253,007,017	5,120,592,158	–	–	5,373,599,175
Private	–	–	3,061,945,234	–	–	3,061,945,234
	–	253,007,017	8,182,537,392	–	–	8,435,544,409
Equity securities:						
Quoted	–	–	349,423,913	–	–	349,423,913
Unquoted	–	–	1,114,836	–	–	1,114,836
	–	–	350,538,749	–	–	350,538,749
	–	253,007,017	8,533,076,141	–	–	8,786,083,158
Receivables:						
Trade receivables	1,864,028,602	3,386,724,772	2,945,233,965	2,429,738,305	827,749,540	11,453,475,184
Finance receivables	–	1,096,997,533	4,653,839,958	–	1,065,056,253	6,815,893,744
Due from related parties	1,964,017,788	23,649,844	14,213,682	56,854,728	18,951,576	2,077,687,618
Interest receivable	142,481,010	121,335,154	142,472,061	–	–	406,288,225
Other receivables	468,141,554	199,644,723	855,301,617	323,063,869	46,156,525	1,892,308,288
	4,438,668,954	4,828,352,026	8,611,061,283	2,809,656,902	1,957,913,894	22,645,653,059
HTM investments:						
Government	–	–	15,983,316	121,202,892	–	137,186,208
Treasury notes	–	–	–	–	430,123,256	430,123,256
	–	–	15,983,316	121,202,892	430,123,256	567,309,464
Advances to suppliers	34,201,806	126,781,551	228,404,379	2,246,123	748,707	392,382,566
Refundable security deposits	–	3,751,118,720	227,153,208	267,630,739	41,393,043	4,287,295,710
Assets of disposal group classified as held for sale	–	35,711	–	–	–	35,711
Other receivables (included under 'Other noncurrent assets' in the consolidated statement of financial position)	–	–	162,348,786	39,226,511	–	201,575,297
	₱7,710,106,748	₱12,615,884,887	₱25,306,626,846	₱3,551,411,439	₱2,533,994,991	₱51,718,024,911



	December 31, 2008					
	On Demand	1 to 3 Months	3 to 12 Months	1 to 5 Years	More Than 5 Years	Total
Deposit liabilities	₱4,319,809,764	₱5,089,698,749	₱265,306,617	₱776,383,253	₱–	₱10,451,198,383
Short-term debt	–	15,648,588,953	10,012,536,579	–	–	25,661,125,532
Accounts payable and accrued expenses (including noncurrent portion booked under 'Other noncurrent liabilities' in the consolidated statement of financial position but excluding 'Due to related parties')	5,305,703,370	7,014,996,757	2,980,787,428	1,703,411,771	740,454,595	17,745,353,921
Due to related parties (included under 'Accounts payable and accrued expense' and 'Other noncurrent liabilities' in the consolidated statement of financial position)	435,788,104	117,341,722	186,259	1,481,542,198	–	2,034,858,283
Derivative financial instruments (including noncurrent portion booked under 'Other noncurrent liabilities' in the consolidated statement of financial position)	359,147,212	428,245,029	1,303,617,942	865,669,863	–	2,956,680,046
Deposits from real estate buyers and lessees (included under 'Other current' and 'Noncurrent liabilities' in the consolidated statement of financial position)	848,355,394	106,269,412	104,847,830	1,708,630,090	–	2,768,102,726
Long-term debt (including current portion)	165,571,866	2,327,005,507	7,223,116,694	74,176,604,440	12,308,017,243	96,200,315,750
Cumulative redeemable preferred shares	–	–	2,282,797,625	–	–	2,282,797,625
Liabilities directly associated with assets held for sale	8,727,389	–	–	–	–	8,727,389
	₱11,443,103,099	₱30,732,146,129	₱24,173,196,974	₱80,712,241,615	₱13,048,471,838	₱160,109,159,655



	December 31, 2007					
	On Demand	1 to 3 Months	3 to 12 Months	1 to 5 Years	More Than 5 Years	Total
Financial Assets						
Cash and cash equivalents	₱4,124,375,594	₱6,850,530,276	₱233,343,512	₱933,374,051	₱311,124,684	₱12,452,748,117
Financial assets at FVPL:						
Held-for-trading:						
Debt securities:						
Private	–	–	12,459,680,056	–	–	12,459,680,056
Government	–	–	5,463,478,534	–	–	5,463,478,534
	–	–	17,923,158,590	–	–	17,923,158,590
Equity securities:						
Quoted	–	365,639,333	2,314,942,598	–	–	2,680,581,931
Unquoted	–	–	7,348	–	–	7,348
	–	365,639,333	2,314,949,946	–	–	2,680,589,279
	–	365,639,333	20,238,108,536	–	–	20,603,747,869
Derivative financial instruments:						
Not designated as accounting hedges	–	1,072,399,216	2,230,607,090	–	–	3,303,006,306
	–	1,438,038,549	22,468,715,626	–	–	23,906,754,175
AFS investments:						
Debt securities:						
Government	–	–	3,435,311,073	–	–	3,435,311,073
Private	–	–	8,060,155	–		8,060,155
	–	–	3,443,371,228	–	–	3,443,371,228
Equity securities:						
Quoted	–	–	1,479,407,436		–	1,479,407,436
Unquoted	–	–	690,171	–	–	690,171
	–	–	1,480,097,607	–	–	1,480,097,607
	–	–	4,923,468,835	–	–	4,923,468,835
Receivables:						
Trade receivables	1,404,890,309	3,243,960,223	2,047,396,063	1,669,216,274	606,806,114	8,972,268,983
Finance receivables	280,725,481	236,797,887	3,793,039,935	–	895,933,081	5,206,496,384
Due from related parties	1,563,785,815	3,153,246	9,441,806	–	–	1,576,380,867
Interest receivable	703,230	129,596,247	572,367,625	–	–	702,667,102
Other receivables	312,615,830	153,377,939	914,167,160	–	–	1,380,160,929
	3,562,720,665	3,766,885,542	7,336,412,589	1,669,216,274	1,502,739,195	17,837,974,265
HTM investments:						
Private	–	–	–	38,781,246	–	38,781,246
Government		–	–	500,000	125,439,800	125,939,800
Treasury notes	–	–	–	–	118,404,507	118,404,507
	–	–	–	39,281,246	243,844,307	283,125,553
Advances to suppliers	34,201,806	126,781,551	228,404,379	2,246,123	748,707	392,382,566
Other financial assets:	30,933,461	97,434,333	181,925,913	13,251,112	859,537	324,404,356
Refundable security deposits	–	244,199,694	147,778,467	179,019,056	66,847,496	637,844,713
	₱7,752,231,526	₱12,523,869,945	₱35,520,049,321	₱2,836,387,862	₱2,126,163,926	₱60,758,702,580



	December 31, 2007					
	On Demand	1 to 3 Months	3 to 12 Months	1 to 5 Years	More Than 5 Years	Total
Deposit liabilities	₱3,661,082,860	₱4,842,012,816	₱280,763,163	₱801,783,479	₱–	₱9,585,642,318
Short-term debt	129,333,373	13,570,097,094	3,910,624,825	–	–	17,610,055,292
Accounts payable and accrued expenses (including noncurrent portion booked under 'Other noncurrent liabilities' in the consolidated statement of financial position but excluding 'Due to related parties')	1,490,803,602	2,759,165,406	8,544,449,684	64,594,339	786,165,816	13,645,178,847
Due to related parties (included under 'Accounts payable andaccrued expense' and 'Other noncurrent liabilities' in the consolidated statement of financial position)	1,367,415,938	930,120,433	137,006,070	–	–	2,434,542,441
Derivative financial instruments (including noncurrent portion booked unde 'Other noncurrent liabilities' in the consolidated statement of financial position)	9,440,000	16,706,667	952,014,477	–	–	978,161,144
Deposits from real estate buyers and lessees (included under 'Other current' and 'Noncurrent liabilities' in the consolidated statement of financial position)	–	–	2,229,900,889	1,030,761,354	–	3,260,662,243
Long-term debt (including current portion)	7,995,487	1,459,938,640	24,265,595,707	26,109,477,181	27,299,698,424	79,142,705,439
Cumulative redeemable preferred shares	–	–	–	2,282,797,625	–	2,282,797,625
	₱6,666,071,260	₱23,578,041,056	₱40,320,354,815	₱30,289,413,978	₱28,085,864,240	₱128,939,745,349

Market Risk

Market risk is the risk of loss to future earnings, to fair value or future cash flows of a financial instrument as a result of changes in its price, in turn caused by changes in interest rates, foreign currency exchange rates, equity prices and other market factors.

Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a foreign currency other than the functional currency in which they are measured. The Group makes use of derivative financial instruments, such as currency swaps, to hedge foreign currency exposure (Note 8).

The Group has transactional currency exposures. Such exposures arise from sales and purchases in currencies other than the entities' functional currency. As of December 31, 2009, 2008 and 2007, approximately 28.0 %, 29.1% and 26.5% of the Group's total sales are denominated in currencies other than the functional currency. In addition, approximately 59.5% , 76.8% and 79.1% of total debt are denominated in US Dollar as of December 31, 2009, 2008 and 2007, respectively. The Group's capital expenditures are likewise substantially denominated in US Dollar.



The tables below summarize the Group's exposure to foreign currency risk as of December 31, 2009, 2008 and 2007:

	December 31, 2009		
	US Dollar	**Other Currencies***	**Total**
Assets			
Cash and cash equivalents	**₱2,844,387,736**	**₱1,263,913,513**	**₱4,108,301,249**
Financial assets at FVPL	**7,750,298,401**	–	**7,750,298,401**
AFS investments	**6,919,096,583**	**804,711,919**	**7,723,808,502**
Receivables	**1,160,766,960**	**1,923,173,241**	**3,083,940,201**
Derivative financial instruments	**308,802,172**	–	**308,802,172**
Other noncurrent assets	**189,290,681**	–	**189,290,681**
	19,172,642,533	**3,991,798,673**	**23,164,441,206**
Liabilities			
Accounts payable and accrued expenses	**6,330,842,104**	**2,055,123,632**	**8,385,965,736**
Short-term debt	**5,993,617,312**	**6,828,101,045**	**12,821,718,357**
Derivative financial instruments	**625,449,086**	–	**625,449,086**
Long-term debt (including current portion)	**59,097,730,029**	–	**59,097,730,029**
Other noncurrent liabilities	**910,665,374**	–	**910,665,374**
	72,958,303,905	**8,883,224,677**	**81,841,528,582**
Net Foreign Currency-Denominated Asset (Liabilities)	**(₱53,785,661,372)**	**(₱4,891,426,004)**	**(₱58,677,087,376)**

**Other currencies include Hong Kong Dollar, Singaporean Dollar, Thai Baht, Chinese Yuan, Indonesian Rupiah, Vietnam Dong, Malaysian Ringgit, Korean Won, New Taiwan Dollar, Japanese Yen, Australian Dollar and Euro.*

	December 31, 2008		
	US Dollar	Other Currencies*	Total
Assets			
Cash and cash equivalents	₱1,951,003,113	₱105,980,455	₱2,056,983,568
Financial assets at FVPL	848,868,708	5,184,742,646	6,033,611,354
AFS investments	414,428,858	5,310,882,653	5,725,311,511
Receivables	1,026,498,779	95,952,590	1,122,451,369
Derivative financial instruments	564,412,908	–	564,412,908
Other current assets	2,016,271,009	–	2,016,271,009
HTM investments	311,256,000	–	311,256,000
Other noncurrent assets	129,158,549	–	129,158,549
	7,261,897,924	10,697,558,344	17,959,456,268
Liabilities			
Accounts payable and accrued expenses	7,099,403,025	67,578,328	7,166,981,353
Short-term debt	12,750,467,634	7,034,530,738	19,784,998,372
Derivative financial instruments	862,262,207	–	862,262,207
Long-term debt (including current portion)	67,218,840,210	62,440,708	67,281,280,918
Other noncurrent liabilities	39,159,854	–	39,159,854
	87,970,132,930	7,164,549,774	95,134,682,704
Net Foreign Currency-Denominated Asset (Liabilities)	(₱80,708,235,006)	₱3,533,008,570	(₱77,175,226,436)

**Other currencies include Hong Kong Dollar, Singaporean Dollar, Thai Baht, Chinese Yuan, Indonesian Rupiah, Vietnam Dong, Malaysian Ringgit, Korean Won, New Taiwan Dollar, Japanese Yen, Australian Dollar and Euro.*



	December 31, 2007		
	US Dollar	Other Currencies*	Total
Assets			
Cash and cash equivalents	₱3,912,719,503	₱2,210,054,117	₱6,122,773,620
Financial assets at FVPL	2,764,717,408	15,103,614,332	17,868,331,740
AFS investments	674,612,621	–	674,612,621
Receivables	1,791,756,760	479,829,942	2,271,586,702
Derivative financial instruments	685,861,297	–	685,861,297
Other current assets	240,594,991	–	240,594,991
HTM investments	107,750,377	–	107,750,377
Other noncurrent assets	2,231,928,180	–	2,231,928,180
	12,409,941,137	17,793,498,391	30,203,439,528
Liabilities			
Accounts payable and accrued expenses	7,593,775,415	390,774,385	7,984,549,800
Short-term debt	7,088,998,979	6,523,178,020	13,612,176,999
Derivative financial instruments	254,215,945	–	254,215,945
Long-term debt (including current portion)	58,025,903,655	114,462,319	58,140,365,974
Other noncurrent liabilities	162,099,006	–	162,099,006
	73,124,993,000	7,028,414,724	80,153,407,724
Net Foreign Currency-Denominated Asset (Liabilities)	(₱60,715,051,863)	₱10,765,083,667	(₱49,949,968,196)

**Other currencies include Hong Kong Dollar, Singaporean Dollar, Thai Baht, Chinese Yuan, Indonesian Rupiah, Vietnam Dong, Malaysian Ringgit, Korean Won, New Taiwan Dollar, Japanese Yen, Australian Dollar and Euro.*

The exchange rates used to convert the Group's US Dollar-denominated assets and liabilities into Philippine Peso as of December 31, 2009, 2008 and 2007 follow:

	2009	2008	2007
US Dollar-Philippine Peso exchange rate	₱46.20 to US$1.00	₱47.52 to US$1.00	₱41.28 to US$1.00

Foreign currency borrowings of certain subsidiaries with fiscal year ending September 30 were converted at ₱47.39, ₱47.05 and ₱45.04 to US$1.00 as of September 30, 2009, 2008 and 2007, respectively.

The following table sets forth the impact of the range of reasonably possible changes in the US Dollar-Philippine Peso exchange rate on the Group's income before income tax and equity (due to the revaluation of monetary assets and liabilities) for the year ended December 31, 2009 and 2008.

	December 31, 2009	
Reasonably Possible Changes in US Dollar-Philippine Peso Exchange Rates	**Change in Income Before Income Tax**	**Change in Equity**
10.8%	**(₱6,175,108,857)**	**(₱9,252,542,343)**
(10.8)	**6,175,108,857**	**9,252,542,343**

	December 31, 2008	
Reasonably Possible Changes in US Dollar-Philippine Peso Exchange Rates	Change in Income Before Income Tax	Change in Equity
10.5%	(₱2,172,157,209)	(₱3,047,949,854)
(10.5)	2,172,157,209	3,047,949,854



Reasonably Possible Changes in US Dollar-Philippine Peso Exchange Rates	December 31, 2007 Change in Income Before Income Tax	Change in Equity
20.0%	(₱4,776,896,683)	(₱3,267,475,891)
(20.0)	4,776,896,683	3,267,475,891

The Group does not expect the impact of the volatility on other currencies to be material.

Equity price risk
Equity price risk is the risk that the fair values of equities decrease as a result of changes in the levels of equity indices and the value of individual stocks.

In 2009, 2008 and 2007, changes in fair value of equity instruments held as financial assets at FVPL due to a reasonably possible change in equity indices, with all other variables held constant, will increase profit by ₱38.6 million, ₱17.6 million and ₱9.2 million, respectively, if equity prices will increase by 1.5%. A similar increase in equity indices on AFS equity instruments will also increase net unrealized gains on other comprehensive income by ₱8.1 million, ₱3.2 million and ₱4.3 million as of December 31, 2009, 2008 and 2007, respectively. An equal change in the opposite direction would have decreased equity and profit by the same amount.



Interest rate risk

The Group's exposure to market risk for changes in interest rates relates primarily to the Parent Company's and its subsidiaries' long-term debt obligations which are subject to floating rate. The Group's policy is to manage its interest cost using a mix of fixed and variable rate debt. The Group makes use of derivative financial instruments, such as interest rate swaps, to hedge the variability in cash flows arising from fluctuation in benchmark interest rates (Note 8).

The following tables show information about the Group's financial instruments that are exposed to interest rate risk and presented by maturity profile:

	December 31, 2009										
	<1 year	>1-<2 years	>2-<3 years	>3-<4 years	>4-<5 years	>5 years	Total (in US Dollar)	Total (in Philippine Peso)	Debt Issuance Costs	Carrying Value (in Philippine Peso)	Fair Value
Liabilities:											
Long-term debt											
Foreign currencies:											
US Dollar loans	US$68,584,570	US$178,686,235	US$169,151,446	US$107,945,038	US$38,754,387	US$61,814,427	US$624,936,103	₱28,872,574,364	₱948,548,284	₱27,924,026,080	₱26,739,568,827
Interest rate	0.03% to 2.0% over London Interbank Offer Rate (LIBOR)	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR					
Local currencies:											
Philippine Peso loans	₱–	₱–	₱–	₱–	₱2,000,000,000	₱–	–	2,000,000,000	–	2,000,000,000	2,000,000,000
Interest rate					3Mo MART1 + 1% to 2%						
								₱30,872,574,364	₱948,548,284	₱29,924,026,080	₱28,739,568,827



	December 31, 2008										
	<1 year	>1-<2 years	>2-<3 years	>3-<4 years	>4-<5 years	>5 years	Total (in US Dollar)	Total (in Philippine Peso)	Debt Issuance Costs	Carrying Value (in Philippine Peso)	Fair Value
Liabilities:											
Long-term debt											
Foreign currencies:											
US Dollar loans	US$64,681,984	US$62,118,114	US$172,456,547	US$163,021,365	US$100,815,756	US$88,922,936	US$652,016,702	₱30,983,209,924	₱982,716,692	₱30,000,493,232	₱31,992,783,872
Interest rate	0.03% to 2.0% over London Interbank Offer Rate (LIBOR)	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR					
Local currencies:											
Philippine Peso loans	₱–	₱–	₱–	₱–	₱2,000,000,000	₱–	–	2,000,000,000	–	2,000,000,000	2,000,000,000
Interest rate					3Mo MART1 + 1% to 2%						
							US$652,016,702	₱32,983,209,924	₱982,716,692	₱32,000,493,232	₱33,992,783,872

	December 31, 2007										
	<1 year	>1-<2 years	>2-<3 years	>3-<4 years	>4-<5 years	>5 years	Total (in US Dollar)	Total (in Philippine Peso)	Debt Issuance Costs	Carrying Value (in Philippine Peso)	Fair Value
Liabilities:											
Long-term debt											
Foreign currencies:											
US Dollar loans	US$48,215,140	US$39,579,957	US$32,230,911	US$22,917,446	US$22,398,380	US$98,469,540	US$263,811,374	₱10,907,980,555	₱456,935,956	₱10,451,044,599	₱10,902,792,318
Interest rate	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR					
Local currencies:											
Philippine Peso loans	₱1,000,000,000	₱–	₱–	₱–	₱–	₱–	–	1,000,000,000	–	1,000,000,000	1,000,000,000
Interest rate	3M PDST-R1 + 2%										
							US$263,811,374	₱11,907,980,555	₱456,935,956	₱11,451,044,599	₱11,902,792,318



The following table sets forth the impact of the range of reasonably possible changes in the interest rates on the Group's income before income tax and equity:

Reasonably Possible Changes in Interest Rates	**2009**	2008	2007
	Change in Income Before Income Tax		
+150 basis points (bps)	**(₱166,942,698)**	(₱554,922,631)	(₱404,950,983)
-150 bps	**166,942,698**	554,922,631	404,950,983

Other than the potential impact on income before income tax, there is no other effect on equity.

Commodity price risk
The Group enters into commodity derivatives to manage its price risks on fuel purchases. Commodity hedging allows stability in prices, thus offsetting the risk of volatile market fluctuations. Depending on the economic hedge cover, the price changes on the commodity derivative positions are offset by higher or lower purchase costs on fuel. A change in price by US$10.0 per barrel of jet fuel affects the Group's fuel annual costs by ₱938.2 million in 2009, ₱707.9 million in 2008 and ₱594.7 million in 2007, assuming no change in volume of fuel is consumed.

The Group manages its commodity price risk through fuel surcharges which are approved by the Philippine Civil Aeronautics Board, a fuel hedge that protects the Group's fuel usage from volatile price fluctuations, and certain operational adjustments in order to conserve fuel use in the way the aircraft is operated.

5. Fair Value of Financial Assets and Liabilities

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents, receivables (except for finance receivables and installment contract receivables), accounts payable and accrued expenses and short-term debt
Carrying amounts approximate their fair values due to the relatively short-term maturities of these instruments.

Finance receivables
Fair values of loans are estimated using the discounted cash flow methodology, using the RSB's current incremental lending rates for similar types of loans. Where the instruments are repriced on a quarterly basis or have a relatively short-term maturity, the carrying amounts approximate fair values.

Installment contract receivables
Fair values of installment contract receivables are based on the discounted value of future cash flows using the applicable rates for similar types of receivables. The discount rates used range from 8.0% to 10.1% in 2009, 8.2% to 10.3% in 2008 and 9.7% to 10.2% in 2007.



Debt securities - Fair values of debt securities are generally based on quoted market prices.

Quoted equity securities - Fair values are based on quoted prices published in markets.

Unquoted equity securities - Fair values could not be reliably determined due to the unpredictable nature of future cash flows and the lack of suitable methods of arriving at a reliable fair value. These are carried at cost.

HTM investments - Fair values are generally based upon quoted market prices. If the market prices are not readily available, fair values are estimated using either values obtained from independent parties offering pricing services or adjusted quoted market prices of comparable investments or using the discounted cash flow methodology.

Amounts due from and due to related parties
Carrying amounts of due from and due to related parties which are collectible/payable and due on demand approximate their fair values. Due from related parties are unsecured and have no foreseeable terms of repayments.

Noninterest-bearing refundable security deposits
The fair values are determined as the present value of estimated future cash flows using prevailing market rates. Discount rates used ranged from 4.1% to 8.7% in 2009, 3.2% to 6.7% in 2008 and 3.6% to 9.8% in 2007.

Long-term debt
The fair value of floating rate loans are determined by discounting the future cash flows (interests and principal) using prevailing market rates. The frequency of repricing per year affects the fair value. In general, a loan that is repriced every three months will have a carrying value closer to the fair value than a six-month repriceable loan with similar maturity and interest basis. For loans repricing every six months (in US Dollar), the discount curve was in the range from 0.4% to 6.9% in 2009, from 1.4% to 3.7% in 2008 and from 2.3% to 6.9% in 2007.

Derivative financial instruments
The fair values of the cross currency swaps, interest rate swaps and commodity options are determined based on the quotes obtained from counterparties. The fair values of forward exchange derivatives are calculated by reference to the prevailing interest differential and spot exchange rate as of valuation date, taking into account the remaining term-to-maturity of the forwards.



The table below presents a comparison by category of the carrying values and estimated fair values of all the Group's financial instruments as of December 31, 2009, 2008 and 2007.

	2009		2008		2007	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets						
Financial assets at FVPL:						
Held-for-trading:						
Debt securities:						
Private	**₱5,277,566,296**	**₱5,277,566,296**	₱3,774,797,039	₱3,774,797,039	₱11,323,586,525	₱11,323,586,525
Government	**1,038,368,701**	**1,038,368,701**	856,664,493	856,664,493	5,236,960,225	5,236,960,225
	6,315,934,997	**6,315,934,997**	4,631,461,532	4,631,461,532	16,560,546,750	16,560,546,750
Equity securities:						
Quoted	**1,898,839,984**	**1,898,839,984**	1,402,144,918	1,402,144,918	2,680,144,718	2,680,144,718
Unquoted	**4,768**	**4,768**	4,905	4,905	7,348	7,348
	1,898,844,752	**1,898,844,752**	1,402,149,823	1,402,149,823	2,680,152,066	2,680,152,066
	8,214,779,749	**8,214,779,749**	6,033,611,355	6,033,611,355	19,240,698,816	19,240,698,816
Derivative financial instruments:						
Not designated as accounting hedges	**663,231,959**	**663,231,959**	1,138,164,659	1,138,164,659	3,303,006,306	3,303,006,306
	8,878,011,708	**8,878,011,708**	7,171,776,014	7,171,776,014	22,543,705,122	22,543,705,122
AFS investments:						
Debt securities:						
Government	**4,780,573,833**	**4,780,573,833**	5,282,748,998	5,282,748,998	3,252,505,654	3,252,505,654
Private	**3,989,253,211**	**3,989,253,211**	3,032,107,074	3,032,107,074	2,000,000	2,000,000
	8,769,827,044	**8,769,827,044**	8,314,856,072	8,314,856,072	3,254,505,654	3,254,505,654
Equity securities:						
Quoted	**1,367,142,809**	**1,367,142,809**	349,423,913	349,423,913	1,479,407,437	1,479,407,437
Unquoted	**72,937,171**	**72,937,171**	1,114,836	1,114,836	690,171	690,171
	1,440,079,980	**1,440,079,980**	350,538,749	350,538,749	1,480,097,608	1,480,097,608
	10,209,907,024	**10,209,907,024**	8,665,394,821	8,665,394,821	4,734,603,262	4,734,603,262
Loans and receivables:						
Cash and cash equivalents	**18,473,692,704**	**18,473,692,704**	7,157,795,679	7,157,795,679	12,451,242,510	12,451,242,510
Receivables:						
Trade receivables	**10,857,433,800**	**10,543,769,581**	11,453,475,184	10,986,970,596	8,972,268,984	8,588,897,303
Finance receivables	**7,972,918,159**	**7,984,695,746**	6,815,893,744	6,852,088,699	5,206,496,384	5,213,300,923
Due from related parties	**1,920,475,472**	**1,920,475,472**	2,077,687,618	2,077,687,618	1,576,380,867	1,490,274,017
Interest receivable	**438,916,592**	**438,916,592**	406,288,225	406,288,225	702,667,101	702,667,101
Other receivables	**1,668,313,334**	**1,668,313,334**	1,892,308,288	1,594,620,798	1,380,160,928	1,271,010,437
	22,858,057,357	**22,556,170,725**	22,645,653,059	21,917,655,936	17,837,974,264	17,266,149,781
	41,331,750,061	**41,029,863,429**	29,803,448,738	29,075,451,615	30,289,216,774	29,717,392,291
HTM investments:						
Government securities	**377,350,805**	**387,746,068**	391,566,856	347,644,120	114,607,639	104,937,145
Treasury notes	**114,632,521**	**114,897,751**	121,202,892	121,005,311	107,750,377	111,744,057
Private bonds	**478,111,408**	**477,846,178**	–	–	38,781,246	38,997,570
	970,094,734	**980,489,997**	512,769,748	468,649,431	261,139,262	255,678,772
Refundable security deposits (included under 'Other current' and 'Other noncurrent assets' in the consolidated statement of financial position)	**492,060,128**	**413,817,161**	4,287,295,710	4,219,397,103	637,844,713	621,127,971
Advances to suppliers	**307,345,076**	**307,345,076**	392,382,566	392,382,566	347,455,656	347,455,656
Other financial assets (included under 'Other noncurrent assets' in the consolidated statement of financial position)	**54,172,428**	**54,172,428**	201,611,008	201,611,008	324,404,356	324,404,356
	₱62,243,341,159	**₱61,873,606,823**	₱51,034,678,605	₱50,194,662,558	₱59,138,369,145	₱58,544,367,430

(Forward)



	2009		2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Liabilities						
Deposit liabilities	₱14,091,289,478	₱13,647,950,923	₱8,579,287,571	₱8,245,903,339	₱9,585,642,319	₱9,605,953,395
Short-term debt	13,960,074,007	13,960,074,007	25,136,598,372	25,136,598,372	17,467,076,999	17,467,076,999
Accounts payable and accrued expenses (including noncurrent portion booked under 'Noncurrent liabilities' in the consolidated statement of financial position but excluding 'Due to related parties')	9,297,706,273	9,760,445,234	20,201,565,188	20,531,136,857	15,485,859,932	15,485,189,566
Deposits from real estate buyers and lessees (included under 'Other current' and 'Noncurrent liabilities' in the consolidated statement of financial position)	2,320,498,234	2,107,239,151	2,768,102,726	2,378,532,504	3,288,732,643	3,095,558,022
Due to related parties (included under 'Accounts payable and accrued expenses' and 'Other noncurrent liabilities' in the consolidated statement of financial position)	3,064,271,835	3,064,271,835	2,034,858,283	2,034,858,283	2,434,542,441	2,434,542,441
Long-term debt (including current portion)	97,743,197,966	96,124,301,527	76,939,526,091	78,247,882,222	62,752,719,290	66,248,826,580
Cumulative redeemable preferred shares	–	–	2,107,818,750	2,203,075,609	2,107,818,750	2,273,727,315
Total financial liabilities at amortized cost	140,477,037,793	138,664,282,677	137,767,756,981	138,777,987,186	113,122,392,374	116,610,874,318
Financial liabilities at FVPL						
Derivative financial instruments:						
Not designated as accounting hedges	329,944,555	329,944,555	2,091,010,183	2,091,010,183	978,161,144	978,161,144
Designated as accounting hedges	420,395,943	420,395,943	865,669,863	865,669,863	–	–
	750,340,498	750,340,498	2,956,680,046	2,956,680,046	978,161,144	978,161,144
	₱141,227,378,291	₱139,414,623,175	₱140,724,437,027	₱141,734,667,232	₱114,100,553,518	₱117,589,035,462

Fair Value Hierarchy of Financial Instruments

The following table shows the Group's financial instruments carried at fair value, analyzed between those whose fair value is based on:

(a) Level 1: quoted (unadjusted) prices in an active market for identical assets or liabilities;

(b) Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and



(c) Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	December 31, 2009		
	Level 1	Level 2	Total
Financial Assets			
Financial assets at FVPL:			
Held-for-trading:			
Debt securities:			
Private	₱6,220,514,489	₱–	₱6,220,514,489
Government	983,124,450	–	983,124,450
	7,203,638,939	–	7,203,638,939
Equity securities:			
Quoted	1,959,571,981	–	1,959,571,981
	9,163,210,920	–	9,163,210,920
Derivative financial instruments:			
Not designated as accounting hedges	–	663,231,959	663,231,959
	9,163,210,920	663,231,959	9,826,442,879
AFS investments:			
Debt securities:			
Government	4,780,573,833	–	4,780,573,833
Private	3,851,715,862	137,520,120	3,989,235,982
	8,632,289,695	137,520,120	8,769,809,815
Equity securities:			
Quoted	1,367,142,808	–	1,367,142,808
	9,999,432,503	137,520,120	10,136,952,623
	₱19,162,643,423	₱800,752,079	₱19,963,395,502
Financial Liabilities			
Financial liabilities at FVPL:			
Derivative financial instruments:			
Not designated as accounting hedges	₱–	₱124,891,412	₱124,891,412
Designated as accounting hedges	–	625,449,085	625,449,085
	₱–	₱750,340,497	₱750,340,497



	December 31, 2008		
	Level 1	Level 2	Total
Financial Assets			
Financial assets at FVPL:			
Held-for-trading:			
Debt securities:			
Private	₱3,676,434,605	₱–	₱3,676,434,605
Government	833,358,457	–	833,358,457
	4,509,793,062	–	4,509,793,062
Equity securities:			
Quoted	1,402,144,918	–	1,402,144,918
	5,911,937,980	–	5,911,937,980
Derivative financial instruments:			
Not designated as accounting hedges	564,412,908	573,751,751	1,138,164,659
	6,476,350,888	573,751,751	7,050,102,639
AFS investments:			
Debt securities:			
Government	5,202,963,831	–	5,202,963,831
Private	3,032,107,074	–	3,032,107,074
	8,235,070,905	–	8,235,070,905
Equity securities:			
Quoted	309,468,541	39,955,372	349,423,913
	8,544,539,446	39,955,372	8,584,494,818
	₱15,020,890,334	₱613,707,123	₱15,634,597,457
Financial Liabilities			
Financial liabilities at FVPL:			
Derivative financial instruments:			
Not designated as accounting hedges	₱104,603,382	₱1,986,406,801	₱2,091,010,183
Designated as accounting hedges	–	865,669,863	865,669,863
	₱104,603,382	₱2,852,076,664	₱2,956,680,046



	December 31, 2007		
	Level 1	Level 2	Total
Financial Assets			
Financial assets at FVPL:			
Held-for-trading:			
Debt securities:			
Private	₱11,243,625,774	₱–	₱11,243,625,774
Government	5,146,920,455	–	5,146,920,455
	16,390,546,229	–	16,390,546,229
Equity securities:			
Quoted	2,680,144,718	–	2,680,144,718
	19,070,690,947	–	19,070,690,947
Derivative financial instruments:			
Not designated as accounting hedges	1,862,056,338	1,440,949,968	3,303,006,306
	20,932,747,285	1,440,949,968	22,373,697,253
AFS investments:			
Debt securities:			
Government	3,252,505,654	–	3,252,505,654
Private	2,000,000	–	2,000,000
	3,254,505,654	–	3,254,505,654
Equity securities:			
Quoted	1,479,407,437	–	1,479,407,437
	4,733,913,091	–	4,733,913,091
	₱25,666,660,376	₱1,440,949,968	₱27,107,610,344
Financial Liabilities			
Financial liabilities at FVPL:			
Derivative financial instruments:			
Not designated as accounting hedges	₱917,602,968	₱60,558,176	₱978,161,144

In 2009, 2008 and 2007, there were no transfers between level 1 and level 2 fair value measurements.

6. Segment Information

Business Segments

The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturing of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; raising of hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; and sugar milling and refining and flour milling.

- Air transportation - air transport services, both domestic and international.



- Telecommunications - service provider of voice and data telecommunications services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products, value-added network provider using electronics data interchange).

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Petrochemicals - manufacturer of polyethylene (PE) and polypropylene (PP), and other industrial chemicals.

- Banking - thrift banking operations.

- Other supplementary businesses - printing services, textile insurance brokering, foreign exchange and securities dealing (Note 45).

No operating segments have been aggregated to form the above reportable operating business segments.

Management monitors the operating results of each segment. The measure presented to manage segment performance is the segment operating income (loss). Segment operating income/(loss) is based on the same accounting policies as consolidated operating income/loss except that intersegment revenues are eliminated only at the consolidation level. Group financing (including finance cost and other charges), interest income, foreign exchange gain (loss), other revenues, general and administrative expenses, impairment losses and others and income taxes are managed on a group basis and are not allocated to operating segments. Transfer prices between operating segments are on arm's length basis in a manner similar to transactions with third parties.

The following tables present the financial information of each of the operating segments in accordance with PFRS except for 'Core earnings', 'Earnings before interest and income taxes (EBIT)' and 'Earnings before interest, income taxes and depreciation/amortization (EBITDA)' as of and for the years ended December 31, 2009, 2008 and 2007.



The Group's operating segment information follows:

	2009								
	CONTINUING OPERATIONS								
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL OPERATIONS
Revenue									
Sale of goods and services									
External customer	₱50,452,959,964	₱23,311,006,311	₱14,020,021,311	₱10,376,286,528	₱5,570,751,354	₱1,134,848,716	₱–	₱–	₱104,865,874,184
Intersegment revenue	–	–	–	–	564,551,354	–	–	(564,551,354)	–
	50,452,959,964	23,311,006,311	14,020,021,311	10,376,286,528	6,135,302,708	1,134,848,716	–	(564,551,354)	104,865,874,184
Equity in net income (loss) of associates and joint ventures	25,246,000	(25,474,123)	–	2,903,040,251	–	–	186,490,631	–	3,089,302,759
Total Revenue	50,478,205,964	23,285,532,188	14,020,021,311	13,279,326,779	6,135,302,708	1,134,848,716	186,490,631	(564,551,354)	107,955,176,943
Cost of sales and services (Note 31)	37,477,094,637	14,420,146,122	1,656,424,753	5,036,271,310	6,092,856,205	284,770,693	–	(564,551,354)	64,403,012,366
Gross Income	13,001,111,327	8,865,386,066	12,363,596,558	8,243,055,469	42,446,503	850,078,023	186,490,631	–	43,552,164,577
General and administrative expenses (Note 32)	–	–	–	–	–	–	–	–	27,258,681,692
Impairment losses and others (Note 35)	–	–	–	–	–	–	–	–	1,073,630,250
Operating Income	–	–	–	–	–	–	–	–	15,219,852,635
Financing cost and other charges (Note 36)	–	–	–	–	–	–	–	–	(6,309,924,955)
Interest income (Note 29)	–	–	–	–	–	–	–	–	1,563,859,497
Other revenue (Note 30)	–	–	–	–	–	–	–	–	203,197,210
Core earnings	–	–	–	–	–	–	–	–	10,676,984,387
Market valuation gain (loss) on financial assets	–	–	–	–	–	–	–	–	2,329,679,030
Foreign exchange loss	–	–	–	–	–	–	–	–	(21,627,447)
Income before income tax	–	–	–	–	–	–	–	–	12,985,035,970
Provision for income tax (Note 39)	–	–	–	–	–	–	–	–	1,217,229,896
Net income	₱–	₱–	₱–	₱–	₱–	₱–	₱–	₱–	₱11,767,806,074
Net income (loss) from equity holders of the Parent Company	₱2,482,978,163	₱3,257,833,344	₱129,382,986	₱4,865,312,459	(₱511,103,296)	₱202,811,777	(₱1,982,226,173)	₱100,652,340	₱8,545,641,600
Earnings before interest and income tax	₱4,650,690,173	₱3,138,568,639	₱1,026,760,362	₱4,110,947,313	₱32,875,151	₱241,993,240	₱2,018,017,757	₱–	₱15,219,852,635
Depreciation and amortization (Notes 16, 17, 18, 19, 21 and 34)	3,196,942,269	1,917,683,713	4,819,148,414	1,668,846,295	127,702,927	55,780,264	32,556,875	–	11,818,660,757
Earnings before interest, income taxes and depreciation/ amortization (EBITDA)	₱7,847,632,442	₱5,056,252,352	₱5,845,908,776	₱5,779,793,608	₱160,578,078	₱297,773,504	₱2,050,574,632	₱–	₱27,038,513,392
Other Information									
Non-cash expenses other than depreciation and amortization:									
Impairment losses on receivables (Note 11)	₱228,279,324	₱209,662,427	₱288,655,343	₱1,000,601	₱–	₱37,565,551	₱430,771	₱–	₱765,594,017
Realized loss on AFS investments (Note 10)	185,454,636	–	–	–	–	–	62,358,161	–	247,812,797
Inventory obsolescence and market decline (Note 12)	–	–	10,626,100	–	49,597,336	–	–	–	60,223,436
	₱413,733,960	₱209,662,427	₱299,281,443	₱1,000,601	₱49,597,336	₱37,565,551	₱62,788,932	₱–	₱1,073,630,250



	2008								
	CONTINUING OPERATIONS								
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL OPERATIONS
Revenue									
Sale of goods and services									
External customer	₱45,454,500,015	₱19,682,140,058	₱11,351,149,841	₱10,672,746,492	₱8,479,117,287	₱1,038,942,792	₱–	₱–	₱96,678,596,485
Intersegment revenue	–	–	–	–	804,902,669	–	–	(804,902,669)	–
	45,454,500,015	19,682,140,058	11,351,149,841	10,672,746,492	9,284,019,956	1,038,942,792	–	(804,902,669)	96,678,596,485
Equity in net income (loss) of associates and joint ventures	28,184,000	15,530,008	–	1,977,777,384	–	–	368,339,408	–	2,389,830,800
Total Revenue	45,482,684,015	19,697,670,066	11,351,149,841	12,650,523,876	9,284,019,956	1,038,942,792	368,339,408	(804,902,669)	99,068,427,285
Cost of sales and services (Note 31)	34,599,920,305	13,937,810,300	1,101,731,262	6,042,573,107	9,040,235,739	311,381,043	–	(804,902,669)	64,228,749,087
Gross Income	10,882,763,710	5,759,859,766	10,249,418,579	6,607,950,769	243,784,217	727,561,749	368,339,408	–	34,839,678,198
General and administrative expenses (Note 32)	–	–	–	–	–	–	–	–	22,708,399,834
Impairment losses and others (Note 35)	–	–	–	–	–	–	–	–	827,124,734
Operating Income	–	–	–	–	–	–	–	–	11,304,153,630
Financing cost and other charges (Note 36)	–	–	–	–	–	–	–	–	(6,033,237,404)
Interest income (Note 29)	–	–	–	–	–	–	–	–	2,514,281,808
Other revenue (Note 30)	–	–	–	–	–	–	–	–	1,377,122,100
Core earnings	–	–	–	–	–	–	–	–	9,162,320,134
Market valuation gain (loss) on financial assets	₱–	₱–	₱–	₱–	₱–	₱–	₱–	₱–	(₱7,139,159,069)
Foreign exchange loss	–	–	–	–	–	–	–	–	(2,930,519,010)
Income before income tax	–	–	–	–	–	–	–	–	(907,357,945)
Provision for income tax (Note 39)	–	–	–	–	–	–	–	–	(321,828,720)
Net income	₱–	₱–	₱–	₱–	₱–	₱–	₱–	₱–	(₱585,529,225)
Net income (loss) from equity holders of the Parent Company	₱233,765,961	(₱3,259,898,168)	(₱985,232,104)	₱3,868,105,913	(₱673,802,846)	₱143,592,558	₱230,234,659	(₱250,432,059)	(₱693,666,086)
Earnings before interest and income tax	₱3,688,201,692	₱1,743,390,543	₱764,358,000	₱3,329,263,930	(₱108,393,685)	₱206,443,223	₱1,680,889,927	₱–	₱11,304,153,630
Depreciation and amortization (Notes 16, 17, 18, 19, 21 and 34)	2,807,244,548	1,546,753,381	3,746,624,524	1,557,862,231	114,694,290	54,925,651	32,582,917	–	9,860,687,542
Earnings before interest, income taxes and depreciation/ amortization (EBITDA)	₱6,495,446,240	₱3,290,143,924	₱4,510,982,524	₱4,887,126,161	₱6,300,605	₱261,368,874	₱1,713,472,844	₱–	₱21,164,841,172
Other Information									
Non-cash expenses other than depreciation and amortization:									
Impairment losses on receivables (Note 11)	₱94,901,001	₱28,700,892	₱229,479,529	₱18,982,104	₱–	₱16,333,309	₱7,882,223	₱–	₱396,279,058
Realized loss on AFS investments (Note 10)	11,674,554	–	–	–	–	–	–	–	11,674,554
Inventory obsolescence and market decline (Note 12)	192,391,148	–	27,546,306	–	108,308,472	–	90,925,196	–	419,171,122
	₱298,966,703	₱28,700,892	₱257,025,835	₱18,982,104	₱108,308,472	₱16,333,309	₱98,807,419	₱–	₱827,124,734



	2007												
	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Revenue													
Sale of goods and services													
External customer	₱37,720,260,615	₱15,015,781,716	₱8,313,292,759	₱8,168,277,118	₱4,466,345,655	₱1,377,295,873	₱–	₱–	₱75,061,253,736	₱391,957,032	₱–	₱391,957,032	₱75,453,210,768
Intersegment revenue	–	–	–	–	684,811,822	–	–	(684,811,822)	–	–	–	–	–
	37,720,260,615	15,015,781,716	8,313,292,759	8,168,277,118	5,151,157,477	1,377,295,873	–	(684,811,822)	75,061,253,736	391,957,032	–	391,957,032	75,453,210,768
Equity in net income (loss) of associates and joint ventures	23,287,500	9,084,348	–	1,316,432,833	–	–	275,353,489	–	1,624,158,170	–	–	–	1,624,158,170
Total Revenue	37,743,548,115	15,024,866,064	8,313,292,759	9,484,709,951	5,151,157,477	1,377,295,873	275,353,489	(684,811,822)	76,685,411,906	391,957,032	–	391,957,032	77,077,368,938
Cost of sales and services (Note 31)	27,616,777,337	9,493,992,791	845,739,173	4,083,464,279	5,459,813,207	476,867,402	–	(684,811,822)	47,291,842,367	656,531,730	–	656,531,730	47,948,374,097
Gross Income	10,126,770,778	5,530,873,273	7,467,553,586	5,401,245,672	(308,655,730)	900,428,471	275,353,489	–	29,393,569,539	(264,574,698)	–	(264,574,698)	29,128,994,841
General and administrative expenses (Note 32)	–	–	–	–	–	–	–	–	22,667,244,125	59,035,230	824,743	59,859,973	22,727,104,098
Impairment losses and others (Note 35)	–	–	–	–	–	–	–	–	349,936,901	–	–	–	349,936,901
Operating Income	–	–	–	–	–	–	–	–	6,376,388,513	(323,609,928)	(824,743)	(324,434,671)	6,051,953,842
Financing cost and other charges (Note 36)	–	–	–	–	–	–	–	–	(6,542,812,238)	(1,795,023)	–	(1,795,023)	(6,544,607,261)
Interest income (Note 29)	–	–	–	–	–	–	–	–	3,328,117,906	642,130	171,044	813,174	3,328,931,080
Other revenue (Note 30)	–	–	–	–	–	–	–	–	4,254,969,325	96,168,647	–	96,168,647	4,351,137,972
Core earnings	–	–	–	–	–	–	–	–	7,416,663,506	(228,594,174)	(653,699)	(229,247,873)	7,187,415,633
Market valuation gain (loss) on financial assets	–	–	–	–	–	–	–	–	247,396,519	–	–	–	247,396,519
Foreign exchange loss	–	–	–	–	–	–	–	–	7,213,001,815	–	–	–	7,213,001,815
Income before income tax	–	–	–	–	–	–	–	–	14,877,061,840	(228,594,174)	(653,699)	(229,247,873)	14,647,813,967
Provision for income tax (Note 39)	–	–	–	–	–	–	–	–	3,312,037,822	(34,063,621)	–	(34,063,621)	3,277,974,201
Net income	₱–	₱–	₱–	₱–	₱–	₱–	₱–	₱–	₱11,565,024,018	(₱194,530,553)	(₱653,699)	(₱195,184,252)	₱11,369,839,766
Net income (loss) from equity holders of the Parent Company	₱3,288,431,624	₱3,614,009,931	₱582,881,123	₱2,781,472,257	(₱722,440,761)	₱285,364,460	₱668,952,952	(₱1,689,485,195)	₱8,809,186,391	(₱194,530,553)	(₱653,699)	(₱195,184,252)	₱8,614,002,139
Earnings before interest and income tax	₱3,180,328,618	₱2,565,006,397	(₱3,419,491,000)	₱2,824,353,925	(₱569,286,160)	₱358,159,933	₱1,654,665,780	₱–	₱6,593,737,493	(₱217,348,980)	₱–	(₱217,348,980)	₱6,376,388,513
Depreciation and amortization (Notes 16, 17, 18, 19,21 and 34)	2,295,312,623	1,318,041,700	6,069,583,416	1,402,911,884	99,484,845	50,673,926	21,421,569	–	11,257,429,963	128,739,958		128,739,958	11,386,169,921
Earnings before interest, income taxes and depreciation/ amortization (EBITDA)	₱5,475,641,241	₱3,883,048,097	₱2,650,092,416	₱4,227,265,809	(₱469,801,315)	₱408,833,859	₱1,676,087,349	₱–	₱17,851,167,456	(₱88,609,022)	₱–	(₱88,609,022)	₱17,762,558,434

(Forward)



	2007												
	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Other Information													
Non-cash expenses other than depreciation and amortization:													
Impairment losses on:													
Receivables (Note 11)	₱141,230,297	₱–	₱196,482,386	₱19,000,000	₱45,691,564	₱26,222,004	₱–	(₱141,230,297)	₱287,395,954	₱–	₱–	₱–	₱287,395,954
Property and equipment	203,436,240	–	–	–	–	–	–	(203,436,240)	–	–	–	–	–
Inventory obsolescence and market decline (Note 12)	–	35,778,968	3,237,229	–	2,480,288	–	–	21,044,462	62,540,947	–	–	–	62,540,947
	₱344,666,537	₱35,778,968	₱199,719,615	₱19,000,000	₱48,171,852	₱26,222,004	₱–	(₱323,622,075)	₱349,936,901	₱–	₱–	₱–	₱349,936,901

Other information on the Group's operating segment follows:

	December 31, 2009								
	Foods, Agro-Industrial and Commodities	**Air Transportation**	**Tele-communications**	**Real Estate and Hotels**	**Petrochemicals**	**Banking**	**Other Supplementary Businesses**	**Adjustments and Eliminations**	**Consolidated**
Investments in associates (Note 15)	**₱88,302,733**	**₱366,355,686**	**₱–**	**₱26,626,094,598**	**₱–**	**₱–**	**₱1,011,126,142**	**₱–**	**₱28,091,879,159**
Segment assets	**₱60,917,950,331**	**₱35,591,204,150**	**₱83,725,608,216**	**₱51,479,307,022**	**₱5,248,099,544**	**₱16,893,565,238**	**₱164,601,785,584**	**(₱140,577,520,694)**	**₱277,879,999,391**
Short-term debt	**₱5,665,218,301**	**₱–**	**₱1,212,643,276**	**₱–**	**₱2,168,777,981**	**₱–**	**₱4,913,434,449**	**₱–**	**₱13,960,074,007**
Long-term debt	**₱12,246,869,931**	**₱17,110,126,732**	**₱13,359,923,482**	**₱15,115,000,000**	**₱–**	**₱–**	**₱39,911,277,821**	**₱–**	**₱97,743,197,966**
Segment liabilities	**₱24,431,619,892**	**₱30,770,012,847**	**₱82,376,561,514**	**₱25,912,830,845**	**₱7,157,097,505**	**₱14,880,400,126**	**₱96,237,964,699**	**(₱108,780,982,692)**	**₱172,985,504,736**
Capital expenditures (Notes 16 and 17)	**₱3,874,730,827**	**₱3,417,786,209**	**₱11,455,872,915**	**₱3,851,120,580**	**₱149,606,829**	**₱60,602,281**	**₱76,093,420**	**₱–**	**₱22,885,813,061**



	December 31, 2008								
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	Consolidated
Investments in associates (Note 15)	₱93,056,645	₱377,459,904	₱–	₱ 23,606,644,454	₱–	₱–	₱ 1,068,553,200	₱–	₱25,145,714,203
Segment assets	₱57,930,635,067	₱32,833,399,842	₱75,233,781,063	₱40,310,560,786	₱6,336,242,574	₱12,707,398,273	₱145,529,677,951	(₱119,995,224,396)	₱250,886,471,160
Short-term debt	₱11,070,284,642	₱–	₱1,270,292,359	₱677,000,000	₱4,035,141,138	₱–	₱8,083,880,233	₱–	₱25,136,598,372
Long-term debt	₱9,477,802,291	₱17,956,530,573	₱11,137,961,744	₱5,340,000,000	₱–	₱–	₱33,027,231,483	₱–	₱76,939,526,091
Segment liabilities	₱25,786,205,311	₱31,348,290,611	₱74,144,450,313	₱17,323,591,262	₱7,734,137,239	₱10,955,222,107	₱75,756,659,863	(₱84,824,225,940)	₱158,224,330,766
Capital expenditures (Notes 16 and 17)	₱5,058,082,407	₱6,982,639,323	₱12,528,795,000	₱3,954,143,743	₱132,156,273	₱114,938,408	₱2,133,149	₱–	₱28,772,888,303

	December 31, 2007												
	Continuing Operations									Discontinued Operations			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	Consolidated
Investments in associates (Note 15)	₱89,872,575	₱90,979,496	₱–	₱18,041,494,424	₱–	₱–	₱653,485,521	₱–	₱18,875,832,016	₱–	₱–	₱–	₱18,875,832,016
Segment assets	₱58,615,511,791	₱24,210,352,499	₱64,144,884,445	₱36,785,778,275	₱6,130,991,923	₱12,416,200,534	₱140,804,658,641	(₱114,953,439,971)	₱228,154,938,137	₱944,220,414	₱10,984,954	₱955,205,368	₱229,110,143,505
Short-term debt	₱4,904,451,703	₱–	₱236,923,343	₱–	₱2,627,202,774	₱–	₱9,698,499,179	₱–	₱17,467,076,999	₱–	₱–	₱0	₱17,467,076,999
Long-term debt	₱14,137,725,916	₱12,399,054,539	₱6,015,427,495	₱4,560,000,000	₱–	₱–	₱25,640,511,339	₱–	₱62,752,719,289	₱–	₱–	₱–	₱62,752,719,289
Segment liabilities	₱23,617,071,447	₱19,465,359,652	₱61,077,472,001	₱15,495,682,535	₱6,855,083,742	₱10,740,379,582	₱73,934,616,029	(₱81,484,439,405)	₱129,701,225,583	₱23,006,106	₱426,201	₱23,432,307	₱129,724,657,890
Capital expenditures (Notes 16 and 17)	₱4,006,351,104	₱5,102,931,650	₱9,892,834,126	₱4,602,801,237	₱110,326,728	₱80,489,829	₱4,318,427	₱–	₱23,800,053,101	₱63,472,075	₱–	₱63,472,075	₱23,863,525,176



Intersegment revenues
Intersegment revenues are eliminated at the consolidation level.

Segment Results
Segment results pertain to the net income (loss) of each the operating segments adjusted by the subsequent take up of significant transactions of operating segments with fiscal year end and the capitalization of borrowing costs at the consolidated level for qualifying assets held by a certain subsidiary. The chief decision maker also uses the 'Core earnings', 'EBIT' and 'EBITDA' in measuring the performance of each the Group's operating segment. The Group defines each of the operating segment's 'Core earnings' as the total of the 'Operating income', 'Interest income' and 'Other revenue' deducted by the 'Finance cost and other charges.' EBIT is computed by reconciling the finance cost and other charges, provision for income tax to the net income attributable to equity holders of the Parent Company while EBITDA is computed by adding back to the EBIT the depreciation and amortization expenses during the period.

Segment Assets
Segment assets are resources owned by each of the operating segments with the exclusion of intersegment balances which are eliminated and adjustment of significant transactions of operating segment with fiscal year end.

Segment Liabilities
Segment liabilities are obligations incurred by each of the operating segments excluding intersegment balances which are eliminated. The Group also reports to the chief operating decision maker the breakdown of the short-term and long-term debt of each of the operating segments.

Capital Expenditures
The components of capital expenditures reported to the chief operating decision maker are the acquisitions of investment property and property plant and equipment during the period.

Geographical Segments
The Group operates in the Philippines, Thailand, Malaysia, Indonesia, China, Hong Kong, Singapore and Vietnam.

The following table shows the distribution of the Group's consolidated revenues to external customers by geographical market, regardless of where the goods were produced:

	2009	2008	2007
Domestic	**₱77,752,057,338**	₱70,162,096,614	₱56,369,581,143
Foreign	**30,203,119,605**	28,906,330,671	20,315,830,763
	₱107,955,176,943	₱99,068,427,285	₱76,685,411,906

The Group has no significant customer which contributes 10% or more of the consolidated revenues of the Group.

The table below shows the Group's carrying amounts of noncurrent assets per geographic location excluding noncurrent financial assets and pension assets:

	2009	2008	2007
Domestic	**₱158,993,359,999**	₱146,823,482,209	₱124,871,943,495
Foreign	**34,300,359,451**	30,316,677,521	24,830,691,606
	₱193,293,719,450	₱177,140,159,730	₱149,702,635,101



7. Cash and Cash Equivalents

This account consists of:

	2009	2008	2007
Cash on hand	**₱869,249,578**	₱630,215,822	₱498,252,196
Cash in banks	**8,386,398,762**	2,345,292,206	2,437,368,881
Cash equivalents	**9,218,044,364**	4,182,287,651	9,515,621,433
	₱18,473,692,704	₱7,157,795,679	₱12,451,242,510

Cash in bank earns interest at the respective bank deposit rates. Cash equivalents represent money market placements made for varying periods depending on the immediate cash requirements of the Group, and earn interest ranging from 0.1% to 6.4%, 0.6% to 5.4% and 4.1% to 5.8% in 2009, 2008 and 2007, respectively.

8. Derivative Financial Instruments

The tables below show the fair value of the Group's outstanding derivative financial instruments, reported as assets or liabilities, together with their notional amounts as of December 31, 2009, 2008 and 2007. The notional amount is the basis upon which changes in the value of derivatives are measured.

	December 31, 2009				
	Notional Amounts				
	US Dollar	**Euro**	**Philippine Peso Equivalent**	**Derivative Assets**	**Derivative Liabilities**
			(Amounts in Millions)		
Derivatives Not Designated as Accounting Hedges					
Freestanding:					
Interest rate swaps	**US$100.0**	**€–**	**₱4,620.0**	**₱–**	**₱204.6**
Foreign currency forwards	**32.9**	**€–**	**1,554.1**	**0.9**	**3.8**
Interest rate swaps	**54,100.0**	**–**	**4,500.0**	**103.0**	**101.0**
Currency options	**–**	**0.8**	**37.9**	**4.6**	**20.1**
Commodity options*	**–**	**–**	**–**	**227.8**	**–**
Embedded forwards	**318.1**	**–**	**14,696.2**	**303.3**	**–**
				329.5	**329.5**
Derivatives Designated as Accounting Hedges					
Freestanding:					
Interest rate swaps	**US$200.0**	**€–**	**9,240.0**	**–**	**420.9**
Cross currency swaps	**10.0**	**–**	**463.7**	**23.6**	**–**
				23.6	**420.9**
				₱353.1	**₱750.4**
Presented in the consolidated statements of financial position as:					
Current				**₱663.2**	**₱124.9**
Noncurrent (Note 26)				**–**	**625.5**
				₱663.2	**₱750.4**

**Nominal quantity amounted to 420,000 US barrels as of December 31, 2009.*



	December 31, 2008				
	Notional Amounts				
	US Dollar	Euro	Philippine Peso Equivalent	Derivative Assets	Derivative Liabilities
	(Amounts in Millions)				
Derivatives Not Designated as Accounting Hedges					
Freestanding:					
Foreign currency forwards	US$151.5	€–	₱7,178.0	₱171.9	₱124.0
Cross currency swaps	38.1	–	1,810.5	393.3	–
Currency options	50.6	0.8	2,380.1	9.9	21.0
Commodity options*	–	–	–	–	1,946.0
Embedded forwards	313.8	–	14,911.8	563.1	–
				1,138.2	2,091.0
Derivatives Designated as Accounting Hedges					
Freestanding:					
Interest rate swaps	US$300.0	€–	₱14,256.0	₱–	₱862.3
Cross currency swaps	5.0	–	239.3	–	3.4
				–	865.7
				₱1,138.2	₱2,956.7
Presented in the consolidated statements of financial position as:					
Current				₱1,138.2	₱2,091.0
Noncurrent (Note 26)				–	865.7
				₱1,138.2	₱2,956.7

**Nominal quantity amounted to 840,000 US barrels as of December 31, 2008.*

	December 31, 2007				
	Notional Amounts				
	US Dollar	Japanese Yen	Philippine Peso Equivalent	Derivative Assets	Derivative Liabilities
	(Amounts in Millions)				
Derivatives Not Designated as Accounting Hedges					
Freestanding:					
Foreign currency forwards	US$1,007.3	¥98.6	₱41,637.5	₱1,042.1	₱962.9
Cross currency swaps	38.1	–	1,572.8	806.2	–
Credit default swap	7.0	–	289.0	13.7	9.9
Currency options	0.2	–	9.0	0.2	5.4
Commodity options*	–	–	–	66.2	–
Embedded forwards	559.5	–	–	1,374.6	–
				₱3,303.0	₱978.2
Presented in the consolidated statements of financial position as current				₱3,303.0	₱978.2

**Nominal quantity amounted to 430,000 US barrels as of December 31, 2007.*

Derivatives not designated as accounting hedges
The Group's derivatives not designated as accounting hedges include transactions to take positions for risk management's purposes. Also included under this heading are any derivatives which do not meet PAS 39 hedging requirements.



- Foreign currency forwards
The Group entered into short-term nondeliverable foreign currency forward contracts. The Group's short-term forwards have varying tenors ranging from one to three months and have a total notional amount of US$32.9 million, US$151.5 million and US$1,007.3 million and JP¥98.6 million in December 31, 2009, 2008 and 2007. The positive and negative fair values amounted to ₱0.9 million and ₱3.8 million, ₱171.9 million and ₱124.0 million, and ₱1.0 billion and ₱962.9 million as of December 31, 2009, 2008 and 2007, respectively.

- Cross currency swaps
As of December 31, 2008 and 2007, the Group has four outstanding cross currency swap transactions with a total notional amount of US$38.1 million. Under the cross currency swap agreements, the Group, on a quarterly basis, will pay the counterparty floating rates on the US Dollar principal based on 3-month USD LIBOR and will receive fixed interest equivalent to 11.8% and 12.0% per annum on the Peso principal. The cross currency swaps, having an aggregate weighted average swap rate of ₱56.02:US$1.00, have a term of five years and matured on various dates through August 2009.

  As part of the contractual obligation of the Group, certain equity securities (included under 'AFS invesments' account in the consolidated statements of financial position) were collateralized to support the cross currency swap transaction (Note 10).

  In 2009, matured cross currency swaps with a total notional amount of US$38.1 million have been settled by the Group.

  The positive fair values of the cross currency swaps amounted to ₱393.3 million and ₱806.2 million as of December 31, 2008 and 2007, respectively.

- Credit default swap
As of December 31, 2007, the Group has an outstanding credit default swap agreement, under which it is obliged to take delivery of certain corporate bonds equivalent to US$7.0 million, in case of a credit event affecting the issuer. A credit event may pertain to a failure to pay, repudiation/moratorium or restructuring on the bonds. Under the credit default swap agreement, the Group receives a fixed interest quarterly at rates ranging from 5.4% to 6.0% per annum, until the occurrence of the credit event or the maturity of the agreements on various dates up to December 2011, whichever comes first. In 2008, the Group terminated its credit default swap and paid unwinding cost of ₱38.4 million included under 'Trading gain (loss) - net' in 'Other operating income' in the consolidated statements comprehensive of income. The positive and negative fair values of the outstanding credit default swap as of December 31, 2007 amounted to ₱13.8 million and ₱9.9 million, respectively.

- Interest rate swaps
On May 28, 2008, the Group entered in an interest rate swap agreement with a bank, with a total notional amount of ₱2.0 billion to hedge its interest rate exposures on the Inverse Floating Rate Notes bearing an interest of 15.7% less 3 month benchmark rate (PDST-F). The interest rate swap has a term of five (5) years and interest exchange is every 5th day of March, June, September and December. Under the agreement, the Group agreed with the counterparty to exchange at quarterly interval, the Group's floating rate which is based on 3M PSDT-F but not to exceed 15.7% and the counterparty's fixed interest rates. The swap agreement effectively fixes the Group's interest rate exposures on the inverse floating note to 8.8%. As of December 31, 2009, the estimated fair values of this interest rate swap agreement amounted to ₱103.0 million gain.



On October 6, 2008, the Group entered in an interest rate swap agreement with a bank, with a total notional amount of US$54.1 million to hedge its interest rate exposures on the long-term USD floating rate liability. The interest rate swap has a term of eight (8) years and interest exchange is every 29th day of March and 28th day of September. As of December 31, 2009, the fair value of this interest rate swap amounted to ₱101.0 million loss.

- Currency options
  The Group entered into currency options that are all due within one year from respective statement of financial position dates and have total notional amount of US$0.8 million, US$50.6 million and €0.8 million, and US$0.2 million in December 31, 2009, 2008 and 2007. The positive and negative fair values amounted to ₱4.6 million and ₱20.1 million, ₱9.9 million and ₱21.0 million, and ₱0.2 million and ₱5.4 million as of December 31, 2009, 2008 and 2007, respectively.

- Commodity options
  The Group entered into fuel derivatives to manage its exposure to fuel price fluctuations. Such fuel derivatives are not designated as accounting hedges. The gains or losses on these instruments are accounted for directly as a charge or credit against profit or loss. As of December 31, 2009, 2008 and 2007, the Group has outstanding fuel hedging transactions with notional quantity of 420,000 US barrels, 840,000 US barrels, and 430,000 US barrels, respectively. The options can be exercised at various calculation dates with specified quantities on each calculation date. The options have various maturity dates through December 31, 2010.

  As of December 31, 2009, 2008 and 2007, the fair values of the commodity options amounted to ₱227.8 million gain, ₱1,946.0 million loss and ₱66.2 million gain, respectively.

  The Group is required by its counterparties to confer credit support (collaterals) related to the commodity price risk in anticipation for risk exposures. As of December 31, 2008 and 2007, the collaterals (included under 'Other current assets' in the consolidated statements of financial position) amounted ₱1.9 billion and ₱73.1 million, respectively. In 2009, all the related collaterals were returned by the counterparty (Note 13).

- Embedded forwards
  The Group has derivatives embedded in some of its contracts. Such derivatives pertain to embedded currency forwards noted in purchase, sales and service contracts, denominated in a currency which is not the functional currency of a substantial party to the contract or routine currency of the transaction for the contracts. The total outstanding notional amount of currency forwards embedded in nonfinancial contracts amounted to US$318.1 million, US$313.8 million and US$559.5 million as of December 31, 2009, 2008 and 2007 respectively. The nonfinancial contracts consist mainly of foreign currency-denominated purchase orders with various expected delivery dates. The nonfinancial contracts have various expected delivery dates ranging from 12 to 40 months.

  As of December 31, 2009, 2008 and 2007, the positive fair values of the embedded forwards amounted to ₱303.3 million, ₱563.1 million and ₱1.4 billion, respectively.

Derivatives designated as accounting hedges
As part of its asset and liability management, the Group used derivatives, particularly currency swaps and interest rate swaps, as cash flow hedges in order to reduce its exposure to market risks that is achieved by hedging portfolios of floating rate financial instruments.



The accounting treatment explained in Note 2 to the financial statements, *Hedge Accounting*, varies according to the nature of the item hedged and compliance with the hedge criteria. Hedge accounting varies according to the nature of the item hedged and compliance with the hedge criteria. Hedges entered into by the Group which provide economic hedges but do not meet the hedge accounting criteria are included under derivatives not designated as accounting hedges.

- Currency swaps
  On June 11, 2008, RSBC entered into a long-term currency swap agreement that hedges 100% of the foreign currency exposure of certain AFS debt investments. Under this agreement, RSBC effectively swaps the principal amount and interest from certain US dollar-denominated AFS investments into Philippine peso-denominated cash inflows of principal and interest to be received up to February 15, 2011. As of December 31, 2009, the positive fair value of the currency swap amounted to ₱23.6 million. As of December 31, 2008, the negative fair value amounted to ₱3.4 million.

  The related AFS investment has a carrying value and fair value amounting to ₱535.9 million and ₱256.3 million as of December 31, 2009 and 2008. As of December 31, 2009 and 2008, the net unrealized market losses charged to other comprehensive income amounted to ₱29.6 million and ₱16.1 million, respectively.

- Interest rate swaps
  On April 23, 2008 and May 9, 2008, the Group entered into two interest rate swaps with amortizing notional amount of US$100.0 million each. The swaps are intended to hedge the interest rate exposure due to the movements in the benchmark LIBOR on $200.0 million of the $300.0 million Guaranteed Term Loan Facility due 2013 (Note 24). Under the swaps, the Group pays fixed and receives LIBOR every interest payment date (every June 16 and December 16). The effectivity of both swaps is on June 16, 2008 and maturity date is on June 16, 2013. The terms of the swaps (i.e., benchmark rate, notional amount, fixing dates and maturity date) coincide with the hedged loan.

  On June 27, 2008, the Group entered into an interest rate swap option (swaption) with a notional amount of US$100.0 million. Under the swaption, the Group provided an option to the counterparty to enter into a swap where the Group would pay a fixed rate of 3.7% and receives LIBOR every interest payment date (every June 16 and December 16). The option is exercisable on December 12, 2008. If the option is exercised, the first swap payment would cover the interest period December 16, 2008 to June 16, 2009. The option premium amounted to $0.3 million and was recognized in the consolidated statements of comprehensive income.

  As of December 12, 2008, the option was exercised and the resulting interest rate swap was used to hedge the interest cash flow variability arising from the movements in the benchmark LIBOR of the remaining US$100.0 million of the US$300.0 million loan starting December 16, 2008. The terms of the swaps (i.e., benchmark rate, notional amount, fixing dates and maturity date) coincide with the hedged loan.

  As of December 31, 2009 and 2008, the negative fair value of the swaps amounted to ₱625.4 million and ₱862.3 million.



Hedge Effectiveness Results
As of December 31, 2009 and 2008, the net effective fair value changes on the Group's cash flow hedges that were deferred in other comprehensive income under 'Net unrealized gain (loss) on cash flow hedge' amounting to ₱468.2 million and ₱865.7 million, respectively.

The distinction of the results of hedge accounting into "Effective" or "Ineffective" represent designations based on PAS 39 and are not necessarily reflective of the economic effectiveness of the instruments.

Net Unrealized Loss on Cash Flow Hedge
Movements in the net unrealized loss on cash flow hedge consist of:

	2009	2008
Beginning balance	(₱865,669,863)	₱–
Net changes shown in other comprehensive income (Note 37):		
Net changes in fair value of derivatives taken to other comprehensive income	201,547,165	(899,284,256)
Amounts transferred to profit or loss	266,623,369	–
	468,170,534	(865,669,863)
	(₱397,499,329)	(₱865,669,863)

Fair value changes on derivatives
The net movements in fair value of the Group's derivative financial instruments follow:

	2009	2008	2007
Balance at beginning of year:			
Derivative assets	₱1,138,164,659	₱3,303,006,306	₱1,520,700,009
Derivative liabilities	(2,956,680,046)	(978,161,144)	(276,564,489)
	(1,818,515,387)	2,324,845,162	1,244,135,520
Net changes in fair value of derivatives taken to profit or loss	349,787,107	(3,474,278,826)	1,712,759,453
Net changes in fair value of derivatives taken to other comprehensive income	201,547,165	(899,284,256)	–
Fair value of settled instruments	1,180,072,577	230,202,533	(632,049,811)
	1,731,406,849	(4,143,360,549)	1,080,709,642
Balance at end of year:			
Derivative assets	663,231,959	1,138,164,659	3,303,006,306
Derivative liabilities	(750,340,497)	(2,956,680,046)	(978,161,144)
	(₱87,108,538)	(₱1,818,515,387)	₱2,324,845,162

The net changes in fair value of derivatives taken to profit or loss are included under 'Market valuation gain (loss) on derivative financial instruments' in the consolidated statements of comprehensive income.



Derivative liabilities shown in the consolidated statements of financial position follow:

	2009	2008	2007
Current portion	**₱124,891,412**	₱2,091,010,183	₱978,161,144
Noncurrent portion (Note 26)	**625,449,085**	865,669,863	–
	₱750,340,497	₱2,956,680,046	₱978,161,144

9. Financial Assets at Fair Value through Profit or Loss

These investments that are held for trading consist of:

	2009	2008	2007
Debt securities:			
Private	**₱5,277,566,296**	₱3,774,797,039	₱11,323,586,525
Government	**1,038,368,701**	856,664,493	5,236,960,225
	6,315,934,997	4,631,461,532	16,560,546,750
Equity securities:			
Quoted	**1,898,839,984**	1,402,144,918	2,680,144,718
Unquoted	**4,768**	4,905	7,348
	1,898,844,752	1,402,149,823	2,680,152,066
	₱8,214,779,749	₱6,033,611,355	₱19,240,698,816

The above investments include quoted debt and equity securities issued by certain domestic and foreign entities. The Group has recognized net market valuation gains on financial assets at FVPL amounting to ₱2.0 billion in 2009, net market valuation loss on financial assets at FVPL amounting to ₱3.7 billion in 2008 and net market valuation gains on financial assets at FVPL amounting to ₱247.4 million in 2007.

As of December 31, 2009, 2008 and 2007, the Group's investments in financial assets at FVPL under the private debt securities with a carrying amount of ₱76.6 million, ₱85.4 million and ₱80.0 million, respectively, has been valued at cost due to unavailability of market value and of observable market data or other reliable inputs that can be used as assumptions in determining the fair value of the instrument.

Interest income on FVPL consists of (Note 29):

	2009	2008	2007
Debt securities:			
Private	**₱698,650,939**	₱712,330,382	₱1,077,861,164
Government	**64,450,422**	263,410,574	388,435,476
	₱763,101,361	₱975,740,956	₱1,466,296,640



Reclassification of Financial Assets at FVPL

Following the amendments to PAS 39 and PFRS 7, URC reclassified certain trading assets from the 'Financial assets at FVPL' category to the 'AFS investments' category in the December 31, 2008 consolidated statements of financial position. The 2008 global credit crunch had prompted the amendments to be issued by the IASB, and the adoption of these amendments permitted the Group to revisit the existing classification of their financial assets. The Group identified assets, eligible under the amendments, for which at July 1, 2008, it had a clear change of intent to hold for the foreseeable future rather than to exit or trade in the short term. The disclosures below detail the impact of the reclassifications in the Group's financial statements.

The following table shows the carrying values of the reclassified assets:

	September 30, 2009*	September 30, 2008*	July 1, 2008
Debt securities:			
Private	₱4,748,156,950	₱4,080,459,883	₱–
Government	2,559,491,290	2,224,382,820	2,337,022,421
	₱7,307,648,240	₱6,304,842,703	₱2,337,022,421

**URC and Subsidiaries' financial year-end*

As of reclassification date, effective interest rates on reclassified trading assets ranged from 6.06% to 18.94%, with expected recoverable cash flows of ₱12.5 billion. Ranges of effective interest rates were determined based on weighted average rates by business.

Prior to reclassification, reduction in the fair values of the Group's financial assets at FVPL at July 1, 2008 amounted to ₱1.3 billion, which is included under 'Market valuation gain (loss) on financial assets at FVPL' in the 2008 consolidated statements of comprehensive income.

Had the reclassification not been made, the Group's consolidated statements of comprehensive income for the years ended September 30, 2009 and 2008 would have included an additional market valuation gain on financial assets at FVPL amounting to ₱881.8 million and a market valuation loss on FVPL amounting to ₱826.2 million, respectively, on the reclassified trading assets.

After reclassification, the reclassified financial assets contributed the following amounts to income before income taxes for the years ended September 30, 2009 and 2008, respectively:

	2009	2008
Increase (reduction) in:		
Interest income	**₱15,402,694**	(₱4,472,252)
Provision for impairment losses	**(185,454,636)**	(11,674,554)
Foreign exchange gains (losses)	**7,907,802**	(74,970,771)

The reclassification was compliant with the criteria and rules set forth in SEC Memorandum Circular No. 10, Series of 2008, on Amendments to PAS 39 and PFRS 7.

In compliance with PAS 27, the Group recognized in 2008 the decline in fair value of its financial assets at FVPL and AFS investments amounting to ₱796.9 million and ₱1.0 billion, respectively. These amounts represent the change in fair value of URC's financial assets at FVPL and AFS investments from September 30, 2008 to December 31, 2008, as a subsidiary with a financial year different from the Parent Company.



10. Available-for-Sale Investments

This account consists of investments in:

	2009	2008	2007
Debt securities:			
Government	**₱4,780,573,833**	₱5,282,748,998	₱3,252,505,654
Private	**3,989,253,211**	3,032,107,074	2,000,000
	8,769,827,044	8,314,856,072	3,254,505,654
Equity securities:			
Quoted	**1,367,142,809**	349,423,913	1,479,407,437
Unquoted	**72,937,171**	1,114,836	690,171
	1,440,079,980	350,538,749	1,480,097,608
	₱10,209,907,024	₱8,665,394,821	₱4,734,603,262

Unquoted equity securities are carried at cost due to the unpredictable nature of future cash flows on the instruments and the lack of suitable methods of arriving at a reliable fair value.

Fair value of hedged items under AFS investment as of December 31, 2009 amount to ₱535.86 million net accumulated premium of ₱38.61 million.

In 2009 and 2008, the Group recognized permanent decline on its AFS investments under private debt securities (included under 'Impairment losses and others' in the statements of comprehensive income) amounting to ₱185.5 million and ₱11.7 million (Note 35).

In 2009, the Group recognized impairment loss (included under 'Impairment losses and others' in the consolidated statements of comprehensive income) on its AFS investments under quoted equity securities amounting to ₱62.3 million due to significant and prolonged decline in the value of the underlying equity securities (Note 35).

Interest income recognized on AFS debt investments are as follows (Note 29):

	2009	2008	2007
Debt securities:			
Private	**₱292,158,000**	₱103,472,456	₱16,140,867
Government	**125,210,572**	37,670,409	151,034,687
	₱417,368,572	₱141,142,865	₱167,175,554

In 2008, the Group reclassified certain debt securities classified as AFS investments to HTM investments (Note 14).



Movements in the net unrealized gain (loss) on AFS investments follow:

	December 31, 2009		
	Parent Company	**Minority Interest**	**Total**
Balance at beginning of period	**(₱1,338,927,963)**	**(₱717,804,732)**	**(₱2,056,732,695)**
Net changes shown in other comprehensive income (Note 37):			
Fair value changes during the period on AFS investments of Parent Company and subsidiaries	**1,363,231,837**	**699,500,070**	**2,062,731,907**
Realized gain (loss) on sale of AFS investments	**(29,534,936)**	**1,437,984**	**(28,096,952)**
Reclassification adjustments for losses determined to be permanent decline included in profit or loss (Note 35)	**180,813,627**	**66,999,170**	**247,812,797**
	1,514,510,528	**767,937,224**	**2,282,447,752**
Net unrealized gain on AFS investments of associates and joint ventures (Note 37)	**2,758,591**	**–**	**2,758,591**
	1,517,269,119	**767,937,224**	**2,285,206,343**
Balance at end of period	**₱178,341,156**	**₱50,132,492**	**₱228,473,648**

	December 31, 2008		
	Parent Company	Minority Interest	Total
Balance at beginning of period	₱710,537,158	₱–	₱710,537,158
Net changes shown in other comprehensive income (Note 37):			
Fair value changes during the period on AFS investments of Parent Company and subsidiaries	(1,955,459,601)	(722,316,815)	(2,677,776,416)
Realized loss on sale of AFS investments	(99,769,988)	–	(99,769,988)
Reclassification adjustments for losses determined to be permanent decline included in profit or loss (Note 35)	7,162,471	4,512,083	11,674,554
	(2,048,067,118)	(717,804,732)	(2,765,871,850)
Net unrealized gain on AFS investments of associates and joint ventures (Note 37)	(1,398,003)	–	(1,398,003)
	(2,049,465,121)	(717,804,732)	(2,767,269,853)
Balance at end of period	(₱1,338,927,963)	(₱717,804,732)	(₱2,056,732,695)

	December 31, 2007		
	Parent Company	Minority Interest	Total
Balance at beginning of period	₱260,709,718	₱–	₱260,709,718
Net changes shown in other comprehensive income (Note 37):			
Fair value changes during the period of AFS investments of Parent Company and subsidiaries	681,873,687	–	681,873,687
Realized loss on sale of AFS investments	(232,046,247)	–	(232,046,247)
	449,827,440	–	449,827,440
Balance at end of period	₱710,537,158	₱–	₱710,537,158

Certain investments in equity securities, with a carrying value of US$3.8 million (₱180.1 million) and US$6.86 million (₱283.3 million) as of December 31, 2008 and 2007, respectively, were used as collaterals to the Parent Company's cross currency swap transactions (Note 8).



11. Receivables

This account consists of:

	2009	2008	2007
Trade receivables	**₱13,482,471,736**	₱14,329,504,672	₱12,017,572,547
Finance receivables	**8,160,920,569**	6,968,913,078	5,366,983,667
Due from related parties (Note 41)	**1,920,475,472**	2,077,687,618	1,576,380,867
Interest receivable	**438,916,592**	406,288,225	702,667,101
Other receivables	**1,776,957,295**	1,907,290,961	1,393,312,601
	25,779,741,664	25,689,684,554	21,056,916,783
Less allowance for impairment losses	**2,921,684,307**	3,044,031,495	3,218,942,519
	₱22,858,057,357	₱22,645,653,059	₱17,837,974,264

Total receivables shown in the consolidated statements of financial position follow:

	2009	2008 (As restated)	2007 (As restated)
Current portion	**₱18,149,006,089**	₱18,340,945,733	₱14,716,419,484
Noncurrent portion	**4,709,051,268**	4,304,707,326	3,121,554,780
	₱22,858,057,357	₱22,645,653,059	₱17,837,974,264

Trade Receivables

Included in trade receivables are installment contract receivables of the real estate segment of the Group amounting to ₱3.2 billion, ₱3.5 billion and ₱2.2 billion as of December 31, 2009, 2008 and 2007. These are collectible in monthly installments over a period of one year to five years and earn annual interest ranging from 8.2% to 9.8% based on the remaining balance of the principal.

Other trade receivables are noninterest-bearing and generally have 30 to 90-day terms.

Finance Receivables

Breakdown of finance receivables, which represent receivables from customers of RSBC, follows:

	2009	2008	2007
Receivables from customers:			
Commercial	**₱4,229,474,348**	₱4,248,124,773	₱3,254,243,749
Consumption	**2,018,275,394**	1,336,809,863	1,024,111,418
Real estate	**1,667,221,072**	1,311,966,453	1,046,207,888
Domestic bills purchased	**239,763,411**	69,449,033	44,663,160
	8,154,734,225	6,966,350,122	5,369,226,215
Less unearned interest and discounts	**781,040**	3,207,507	2,242,548
	8,153,953,185	6,963,142,615	5,366,983,667
Sales contract receivable	**6,967,384**	5,770,463	–
	₱8,160,920,569	₱6,968,913,078	₱5,366,983,667



Interest income on finance receivables, included under 'Banking revenue' in the consolidated statements of comprehensive income, consists of (Notes 28 and 29):

	2009	2008	2007
Receivables from customers:			
Commercial	**₱336,696,334**	₱329,806,001	₱312,873,730
Consumption	**292,560,298**	178,967,035	126,878,424
Real estate	**152,171,504**	121,086,591	97,068,420
Domestic bills purchased	**1,099,216**	685,477	284,706
Unquoted debt securities	**141,025**	2,288,776	1,913,567
	₱782,668,377	₱632,833,880	₱539,018,847

Interest income on impaired loans for 2009 and 2008 amounted to ₱27.77 million and ₱31.70 million, respectively.

Others
Other receivbles include claims receivables, creditable withholding tax and dividends receivables.

Allowance for Impairment Losses on Receivables
Changes in the allowance for impairment losses on receivables follow:

	December 31, 2009				
	Individual Assessment		**Collective Assessment**		
	Trade Receivables	**Other Receivables**	**Trade Receivables**	**Finance Receivables**	**Total**
Balance at beginning of year	**₱375,848,979**	**₱14,982,673**	**₱2,500,180,509**	**₱153,019,334**	**₱3,044,031,495**
Provision for impairment losses (Note 35)	**347,708,835**	**93,661,288**	**286,658,343**	**37,565,551**	**765,594,017**
Accounts written-off	**(45,598,733)**	**–**	**(839,595,248)**	**(2,582,475)**	**(887,776,456)**
Recoveries	**(164,749)**	**–**	**–**	**–**	**(164,749)**
Balance at end of year	**₱677,794,332**	**₱108,643,961**	**₱1,947,243,604**	**₱188,002,410**	**₱2,921,684,307**

	December 31, 2008 (As restated)				
	Individual Assessment		Collective Assessment		
	Trade Receivables	Other Receivables	Trade Receivables	Finance Receivables	Total
Balance at beginning of year	₱319,022,075	₱13,151,673	₱2,726,281,488	₱160,487,283	₱3,218,942,519
Provision for impairment losses (Note 35)	144,221,420	1,831,000	233,893,329	16,333,309	396,279,058
Accounts written-off	(87,394,516)	–	(459,994,308)	(23,801,258)	(571,190,082)
Balance at end of year	₱375,848,979	₱14,982,673	₱2,500,180,509	₱153,019,334	₱3,044,031,495

	December 31, 2007 (As restated)				
	Individual Assessment		Collective Assessment		
	Trade Receivables	Other Receivables	Trade Receivables	Finance Receivables	Total
Balance at beginning of year (Note 47)	₱460,746,049	₱13,151,673	₱2,486,882,496	₱134,676,009	₱3,095,456,227
Provision for impairment losses (Note 35)	13,167,429	–	248,006,521	26,222,004	287,395,954
Accounts written-off	(154,891,403)	–	(8,607,529)	(410,730)	(163,909,662)
Balance at end of year	₱319,022,075	₱13,151,673	₱2,726,281,488	₱160,487,283	₱3,218,942,519



12. Inventories

This account consists of inventories held as follows:

	2009	2008 (As restated)	2007 (As restated)
At cost:			
Raw materials	**₱2,737,340,914**	₱3,065,733,884	₱2,425,149,088
Finished goods	**1,609,746,783**	2,848,869,900	2,471,699,068
	4,347,087,697	5,914,603,784	4,896,848,156
At NRV:			
Spare parts, packaging materials and other supplies	**2,857,316,781**	2,803,203,635	2,530,649,142
Work-in-process	**123,322,642**	165,527,779	175,964,941
Subdivision land, condominium and residential units for sale	**6,886,878,770**	6,527,089,627	5,831,610,405
By-products	**13,788,689**	57,963,286	26,117,179
	9,881,306,882	9,553,784,327	8,564,341,667
Materials in-transit	**650,122,976**	1,226,604,269	709,339,469
	₱14,878,517,555	₱16,694,992,380	₱14,170,529,292

Under the terms of agreements covering liabilities under trust receipts amounting to ₱2.3 billion, ₱6.6 billion and ₱2.6 billion as of December 31, 2009, 2008 and 2007, respectively, certain inventories have been released to the Group in trust for the creditor banks (Note 24). The Group is accountable to the banks for the value of the trusteed inventories or their sales proceeds.

Inventory variances written-down as expense (included under 'Cost of sales and services' in the consolidated statements of comprehensive income) amounted to ₱438.4 million, ₱332.8 million and ₱370.0 million in 2009, 2008 and 2007, respectively (Note 31).

Inventory obsolescence and market decline (included under 'Impairment losses and others' account in the consolidated statements of comprehensive income) amounted to ₱60.2 million, ₱419.2 million and ₱62.5 million in 2009, 2008 and 2007, respectively (Note 35).

13. Other Current Assets

This account consists of:

	2009	2008 (As restated)	2007 (As restated)
Input VAT - net	**₱4,824,908,172**	₱4,847,646,431	₱3,809,551,827
Prepaid expenses	**771,094,651**	732,816,912	609,515,245
Advances to suppliers	**537,576,894**	896,134,058	556,086,490
Restricted cash in bank	**33,698,718**	151,676,286	20,960,704
Refundable deposits	–	1,870,482,597	73,148,470
Sinking fund for preferred shares (Note 25)	–	10,672,500	–
Others	**100,753,949**	126,010,190	74,801,872
	₱6,268,032,384	₱8,635,438,974	₱5,144,064,608



Refundable deposits pertain to credit support (collaterals) required by the Group's counterparty in fuel derivatives related to the commodity price risk in anticipation of risk exposures (Notes 4 and 8). In 2009, all related collaterals were returned by the counterparty.

Restricted cash pertains to cash in bank being held as collateral by the counterparty in relation to the Group's existing derivative transactions. These amounts are not immediately available for use in the Group's operations. The amount of cash to be reserved is determined based on the fair value of the derivative on the date of valuation.

14. Held-to-Maturity Investments

This account consists of investments in:

	2009	2008	2007
Private bonds	**₱478,111,408**	₱–	₱38,781,246
Government securities	**377,350,805**	391,566,856	114,607,639
Treasury notes	**114,632,521**	121,202,892	107,750,377
	₱970,094,734	₱512,769,748	₱261,139,262

As of December 31, 2009, 2008 and 2007, the Group's HTM investments are carried net of accumulated unearned premium amounting to ₱70.4 million, ₱85.3 million and ₱31.0 million, respectively, and unearned discounts amounting to nil as of December 31, 2009 and 2008, and ₱11.2 million as of December 31, 2007, respectively. The aggregate market value of HTM investments amounted to ₱980.5 million, ₱468.6 million and ₱255.7 million as of December 31, 2009, 2008 and 2007, respectively (Note 5).

The Group has recognized interest income on HTM investments amounting to ₱48.6 million in 2009, ₱22.0 million in 2008 and ₱16.1 million in 2007 (Note 29).

Reclassification from AFS investments to HTM investments
On September 10, 2008, RSBC reclassified certain government bonds amounting to ₱269.1 million from AFS investments to HTM investments. RSBC has established that it has the positive intention and ability to hold these investments to maturity.

As of December 31, 2008, details of the reclassified government bonds follow:

Face Value	Original Cost	Carrying Value	Fair Value	Net Unrealized Loss	Amortization of Premium
₱213,840,000	₱274,000,320	₱269,147,682	₱241,876,800	₱2,428,428	₱87,036

Had these securities not been reclassified, the Group would have recognized in other comprehensive income additional market valuation losses amounting to ₱19.6 million in 2009 and ₱27.6 million in 2008.

Effective interest rates on the reclassified securities range from 5.2% to 6.7%.

The range of nominal annual interest rates on HTM investments follow:

	2009	2008	2007
US Dollar	**8.3% to 10.6%**	8.3% to 10.6%	8.3% to 10.6%
Philippine Peso	**5.4% to 11.0%**	5.2% to 7.0%	5.4% to 11.0%



15. Investments in Associates and Joint Ventures

This account consists of:

	2009	2008	2007
Acquisition cost:			
Balance at beginning of year	**₱19,135,310,256**	₱17,094,632,821	₱15,317,762,378
Additional investments	**275,708,252**	1,782,946,138	1,776,870,443
Disposal of investment	**(98,140,328)**	–	–
Reclassification	–	257,731,297	–
Balance at end of year	**19,312,878,180**	19,135,310,256	17,094,632,821
Accumulated equity in net earnings:			
Balance at beginning of year	**6,507,144,923**	4,862,668,333	4,434,771,076
Equity in net earnings	**3,089,302,759**	2,389,830,800	1,624,158,170
Share in unrealized gain (loss) on AFS investments of an associate (Note 10)	**1,360,588**	(1,398,003)	–
Accumulated equity in net losses of disposed investment	**97,777,706**	–	–
Cash dividends received	**(766,973,931)**	(745,354,210)	(1,196,260,913)
Balance at end of year	**8,928,612,045**	6,505,746,920	4,862,668,333
Cumulative translation adjustment	**99,843,440**	(245,888,467)	(2,832,014,632)
	28,341,333,665	25,395,168,709	19,125,286,522
Less allowance for impairment losses	**249,454,506**	249,454,506	249,454,506
	₱28,091,879,159	₱25,145,714,203	₱18,875,832,016

The Group's equity in the net assets of its associates and joint ventures and the related percentages of ownership are shown below:

	Percentage of Ownership			Equity in Net Assets (In Million Pesos)		
	2009	2008	2007	**2009**	2008	2007
Associates						
Domestic:						
Sterling Holdings and Security Corporation (SHSC)	**49.00**	49.00	49.00	**₱127.8**	₱127.8	₱127.8
Jobstreet.com Philippines, Inc. (JPI)	**40.00**	40.00	40.00	**30.9**	14.7	11.2
First Private Power Corporation (FPPC)	**20.00**	20.00	20.00	**469.0**	567.6	458.5
Cebu Light Industrial Park, Inc. (CLIPI)	**20.00**	20.00	20.00	**53.6**	53.1	50.9
Oriental Petroleum and Minerals Corporation (OPMC)	**19.40**	19.40	–	**329.8**	304.9	–
Bayantrade Dotcom, Inc. (BDI)	–	18.69	17.15	–	0.4	5.0
Foreign:						
United Industrial Corp., Limited (UICL)	**35.37**	35.02	33.49	**26,626.1**	23,606.6	18,041.5
				27,637.2	24,675.1	18,694.9
Joint Ventures						
Domestic:						
Hunt-Universal Robina Corporation (HURC)	**31.94**	30.68	29.59	**88.3**	93.1	89.9
Aviation Partnership (Philippines) Corp. (APPC)	**49.00**	49.00	49.00	**108.6**	111.2	91.0
Digitel Crossing (DC)	**40.00**	40.00	40.00	–	–	–
SIA Engineering (Philippines) Corp. (SIAEP)	**35.00**	35.00	–	**257.8**	266.3	–
				454.7	470.6	180.9
				₱28,091.9	₱25,145.7	₱18,875.8

The Group accounts for its investments in BDI and OPMC as an associate although the Group holds less than 20.0% of the issued share capital, as the Group has the ability to exercise significant influence over the investment, due to the Group's voting power (both through its equity holding and its representation in key decision-making committees) and the nature of the commercial relationships with BDI and OPMC. In 2009, the Group sold its investment in BDI.

As of December 31, 2009, 2008 and 2007, the Group's investments in the following listed investee companies have a fair value of:

	2009	2008	2007
UICL	**₱33,542,568,759**	₱16,133,826,756	₱36,832,195,095
OPMC	**543,314,824**	305,960,348	–

UICL

Financial information of UICL follows:

	2009	2008	2007
Current assets	**₱36,516,850,862**	₱37,935,114,205	₱30,857,259,025
Noncurrent assets	**176,874,702,963**	190,589,641,786	175,792,401,377
Current liabilities	**29,908,677,216**	35,073,105,773	27,526,966,320
Noncurrent liabilities	**33,200,588,707**	37,540,428,962	37,483,645,103
Minority interest	**48,923,066,501**	52,051,604,763	46,171,164,537
Revenue	**33,446,091,249**	26,878,488,071	16,805,423,849
Cost of sales	**20,056,869,943**	15,565,572,386	9,215,018,869
Net income (loss)	**16,151,586,914**	10,677,443,578	(1,893,967,563)

UICL follows the revaluation method of valuing investment properties while the Group follows the cost method of valuing its investment properties. The financial information above of UICL represents the adjusted amounts after reversal of the effect of revaluation on the said assets.

The consolidated financial statements of UICL are audited by PricewaterhouseCoopers LLP, whose office can be located at 8 Cross Street #17-00, PWC Building, Singapore.



Summarized below is the financial information of other associates of the Group:

December 31, 2009

Associate	Statement of Financial Position				Statement of Comprehensive Income		
	Current Assets	Noncurrent Assets	Current Liabilities	Noncurrent Liabilities	Revenue	Costs and Expenses	Net Income
FPPC	₱2,730,082,463	₱2,271,434,920	₱274,982,261	₱2,204,266,495	₱952,241,693	₱525,074,733	₱588,454,812
CLIPI	611,750,647	261,322,962	604,029,824	1,280,107	69,677,021	67,065,459	2,290,470
OPMC	584,691,492	2,220,434,786	247,534,102	220,191,926	312,375,560	145,006,838	139,354,387
SHSC	263,669,519	–	2,783,663	–	–	–	–
JPI	215,080,620	12,417,030	146,790,961	3,452,934	174,344,773	81,677,810	61,767,942

December 31, 2008

Associate	Statement of Financial Position				Statement of Comprehensive Income		
	Current Assets	Noncurrent Assets	Current Liabilities	Noncurrent Liabilities	Revenue	Costs and Expenses	Net Income (Loss)
FPPC	₱2,765,578,559	₱3,287,879,528	₱318,525,467	₱2,598,261,067	₱1,316,745,222	₱452,530,735	₱537,896,674
CLIPI	644,369,773	260,498,842	637,751,546	1,643,861	140,441,782	128,643,052	10,962,618
OPMC	331,731,703	2,122,842,427	25,245,428	237,668,096	116,277,952	109,063,332	(63,360,556)
BDI	165,539,971	216,088,477	214,890,066	138,353,545	389,186,305	397,275,832	(24,021,717)
SHSC	263,669,519	–	2,783,663	–	400	330	70
JPI	142,411,057	13,876,710	118,629,254	1,001,700	196,194,432	71,136,816	75,723,103

December 31, 2007

Associate	Statement of Financial Position				Statement of Comprehensive Income		
	Current Assets	Noncurrent Assets	Current Liabilities	Noncurrent Liabilities	Revenue	Costs and Expenses	Net Income (Loss)
FPPC	₱2,849,877,825	₱4,233,850,093	₱388,999,810	₱2,694,881,002	₱1,525,414,438	₱344,934,473	₱934,562,694
CLIPI	614,789,536	260,016,816	619,469,702	826,060	39,966,479	49,954,565	(10,087,432)
BDI	197,689,708	153,844,102	154,509,316	148,943,546	255,816,348	228,905,641	14,712,152
SHSC	263,669,519	–	2,783,663	–	1,809	–	1,809
JPI	133,716,180	4,449,141	110,190,111	–	158,701,889	55,093,468	62,003,743



Investment in DC

Under the terms of the JV agreement on DC, the Group shall invest a total of US$12.0 million, representing a 40% interest of Digitel in the JV. As of December 31, 2009, 2008 and 2007, the Group's investment in DC amounted to ₱292.2 million. The accumulated equity in net losses of DC amounted to ₱43.4 million as of December 31, 2009, 2008 and 2007. The carrying value of the Group's investment in DC amounting to ₱249.5 million has been fully impaired as of December 31, 2009, 2008 and 2007.

SIAEP is a jointly controlled entity which was incorporated on July 27, 2008 and was established for the purpose of providing line and light maintenance services to foreign and local airlines, utilizing the facilities and services at airports in the Philippines, as well as aircraft maintenance and repair organizations. SIAEP has started commercial operations on August 17, 2009.

Below is the financial information of the joint ventures of the Group as of December 31, 2009, 2008 and 2007:

December 31, 2009

	Statement of Financial Position				**Statement of Comprehensive Income**		
Joint Venture	**Current Assets**	**Noncurrent Assets**	**Current Liabilities**	**Noncurrent Liabilities**	**Revenue**	**Costs and Expenses**	**Net Income (Loss)**
APPC	**₱320,311,261**	**₱75,329,434**	**₱163,605,255**	**₱8,474,649**	**₱373,944,663**	**₱235,457,252**	**₱34,441,525**
HURC	**291,757,610**	**11,832,592**	**221,755,878**	**8,000,200**	**768,089,567**	**481,469,067**	**51,206,370**
SIAEP	**180,571,520**	**643,559,594**	**79,651,426**	**–**	**45,689,638**	**87,120,064**	**(121,001,344)**
DC	**131,506,931**	**508,630,714**	**159,968,559**	**2,012,454**	**115,357,136**	**102,649,205**	**10,698,947**

December 31, 2008

	Statement of Financial Position				Statement of Comprehensive Income		
Joint Venture	Current Assets	Noncurrent Assets	Current Liabilities	Noncurrent Liabilities	Revenue	Costs and Expenses	Net Income (Loss)
APPC	₱254,226,868	₱86,413,579	₱105,080,685	₱7,699,250	₱272,533,082	₱184,337,235	₱41,306,268
HURC	313,481,853	7,104,627	231,485,526	6,473,200	733,741,617	426,994,306	55,412,525
SIAEP	659,462,536	93,451,398	4,375,950	–	–	–	(13,317,978)
DC	113,614,816	564,276,516	209,577,768	855,879	95,043,915	84,153,438	10,122,837



	December 31, 2007						
	Statement of Financial Position				Statement of Comprehensive Income		
Joint Venture	Current Assets	Noncurrent Assets	Current Liabilities	Noncurrent Liabilities	Revenue	Costs and Expenses	Net Income (Loss)
APPC	₱177,021,716	₱87,322,646	73,663,910	4,058,200	183,577,608	128,127,398	18,539,486
HURC	239,345,121	4,281,614	161,411,306	4,999,200	614,148,797	359,281,316	45,059,816
DC	82,390,938	628,736,628	₱252,918,871	₱873,847	₱57,583,842	₱54,385,267	₱3,068,341



16. Investment Properties

Movements in this account follow:

	December 31, 2009				
	Land and Land Improvements	Buildings and Improvements	Theater Furniture and Equipment	Construction In-Progress	Total
Cost					
Balance at beginning of period	**₱8,209,121,838**	**₱23,294,700,371**	**₱254,274,144**	**₱2,454,179,853**	**₱34,212,276,206**
Additions	**188,074,749**	**765,269,563**	**5,862,998**	**2,350,220,929**	**3,309,428,239**
Retirements/disposals	**(95,786,429)**	**–**	**–**	**–**	**(95,786,429)**
Transfers/other adjustments	**7,699,263**	**2,153,143,249**	**–**	**(2,153,143,249)**	**7,699,263**
Balance at end of period	**8,309,109,421**	**26,213,113,183**	**260,137,142**	**2,651,257,533**	**37,433,617,279**
Accumulated Depreciation and Amortization					
Balances at beginning of period	**41,092,269**	**8,043,554,759**	**194,034,512**	**–**	**8,278,681,540**
Depreciation and amortization (Notes 31 and 32)	**5,294,734**	**1,401,364,475**	**19,300,275**	**–**	**1,425,959,484**
Balance at end of period	**46,387,003**	**9,444,919,234**	**213,334,787**	**–**	**9,704,641,024**
Net Book Value at End of Period	**₱8,262,722,418**	**₱16,768,193,949**	**₱46,802,355**	**₱2,651,257,533**	**₱27,728,976,255**

	December 31, 2008 (as restated)				
	Land and Land Improvements	Buildings and Improvements	Theater Furniture and Equipment	Construction In-Progress	Total
Cost					
Balance at beginning of period	₱7,665,074,806	₱19,912,343,661	₱254,274,144	₱2,581,129,626	₱30,412,822,237
Additions	589,522,747	1,422,772,549	–	1,833,811,596	3,846,106,892
Retirements/disposals	(46,652,923)	–	–	–	(46,652,923)
Transfers/other adjustments	1,177,208	1,959,584,161	–	(1,960,761,369)	–
Balance at end of period	8,209,121,838	23,294,700,371	254,274,144	2,454,179,853	34,212,276,206
Accumulated Depreciation and Amortization					
Balances at beginning of period	40,994,348	6,736,593,273	174,537,691	–	6,952,125,312
Depreciation and amortization (Notes 31 and 32)	4,880,398	1,306,961,486	19,496,821	–	1,331,338,705
Transfers/other adjustments	(4,782,477)	–	–	–	(4,782,477)
Balance at end of period	41,092,269	8,043,554,759	194,034,512	–	8,278,681,540
Net Book Value at End of Period	**₱8,168,029,569**	**₱15,251,145,612**	**₱60,239,632**	**₱2,454,179,853**	**₱25,933,594,666**

	December 31, 2007 (as restated)				
	Land and Land Improvements	Buildings and Improvements	Theater Furniture and Equipment	Construction In-Progress	Total
Cost					
Balance at beginning of period	₱6,202,022,582	₱17,164,357,195	₱254,274,144	₱2,438,047,305	₱26,058,701,226
Additions	1,493,104,376	816,042,871	–	2,100,963,795	4,410,111,042
Retirements/disposals	(58,561,423)	–	–	–	(58,561,423)
Transfers/other adjustments	28,509,271	1,931,943,595	–	(1,957,881,474)	2,571,392
Balance at end of period	7,665,074,806	19,912,343,661	254,274,144	2,581,129,626	30,412,822,237
Accumulated Depreciation and Amortization					
Balances at beginning of period	30,972,490	5,561,153,915	150,126,096	–	5,742,252,501
Depreciation and amortization (Notes 31 and 32)	4,353,046	1,187,736,596	24,411,595	–	1,216,501,237
Transfers/other adjustments	5,668,812	(12,297,238)	–	–	(6,628,426)
Balance at end of period	40,994,348	6,736,593,273	174,537,691	–	6,952,125,312
Net Book Value at End of Period	**₱7,624,080,458**	**₱13,175,750,388**	**₱79,736,453**	**₱2,581,129,626**	**₱23,460,696,925**

Investment properties consist mainly of land held for appreciation, shopping malls and commercial centers and office buildings that are held to earn rentals. Most of the Group's properties are in prime locations across the Philippines.



Construction in progress
The Group adopted the improvements to PAS 40 which state that property that is being constructed or developed for future use as an investment property should be classified as investment property. The Group opted to adopt the improvements restrospectively (Note 47).

Borrowing Costs
Borrowing costs capitalized to subdivision land, condominium and residential units for sale and investment properties under construction amounted to ₱631.0 million, ₱331.0 million and ₱264.0 million in 2009, 2008 and 2007, respectively. The average capitalization rate used to determine the amount of borrowing costs eligible for capitalization in 2009, 2008 and 2007 is 7.5%, 7.1% and 7.6%, respectively.

Fair Value of Investment Properties
The fair value of investment properties, which has been determined based on valuations performed by an independent professionally qualified appraiser, exceeds its carrying cost. The independent professionally qualified appraiser is an industry specialist in valuing these types of investment properties. The fair value represents the amount at which the assets could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm's length transaction at the date of valuation. The fair value as of the date of appraisal amounted to ₱50.1 billion.

The value of the investment properties was arrived using the *Market Data Approach*. In this approach, the value of the investment properties is based on sales and listings of comparable property registered in the vicinity. The technique of this approach requires the establishment of comparable property by reducing reasonable comparative sales and listings to a common denominator. This is done by adjusting the differences between the subject property and those actual sales and listings regarded as comparable. The properties used as a basis for comparison are situated within the immediate vicinity of the subject property.

Rent Income from Investment Properties
Consolidated rent income from investment properties included under 'Real estate and hotels revenue' in the consolidated statements of comprehensive income amounted to ₱5.1 billion, ₱4.2 billion and ₱4.0 billion in 2009, 2008 and 2007, respectively.

Direct Operating Expenses
Direct operating expenses pertaining to rental operations (included under 'Cost of sales and services' account in the consolidated statements of comprehensive income) amounted to ₱1.6 billion, ₱1.5 billion and ₱1.4 billion in 2009, 2008 and 2007, respectively.

Depreciation and Amortization
The breakdown of consolidated depreciation and amortization on investment properties follows:

	2009	2008	2007
Depreciation and amortization expense included under:			
Cost of sales and services (Note 31)	**₱1,420,605,645**	₱1,326,991,166	₱1,212,153,698
General and administrative expenses (Note 32)	**5,353,839**	4,347,539	4,347,539
	₱1,425,959,484	₱1,331,338,705	₱1,216,501,237

Collaterals
As of December 31, 2009, 2008 and 2007, the Group has no investment properties that are pledged as collateral.



17. Property, Plant and Equipment

The composition of and movements in this account follow:

	December 31, 2009					
	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Tele-communications Equipment	Investment in Cable Systems	Sub-total
Cost						
Balance at beginning of year	₱4,293,690,981	₱16,851,097,517	₱39,966,043,425	₱43,157,960,583	₱758,846,103	₱105,027,638,609
Additions	244,714,216	861,596,375	3,023,913,830	85,424,313	–	4,215,648,734
Transfers, disposals and other adjustments	(805,889,406)	424,373,487	130,902,592	6,653,682,094	99	6,403,068,866
Balance at end of year	3,732,515,791	18,137,067,379	43,120,859,847	49,897,066,990	758,846,202	115,646,356,209
Accumulated Depreciation and Amortization						
Balance at beginning of year	825,955,398	7,454,038,091	22,948,354,459	24,526,391,288	149,766,575	55,904,505,811
Depreciation and amortization (Notes 31 and 32)	43,134,944	676,932,434	2,737,079,386	2,836,160,998	42,931,921	6,336,239,683
Disposals and other adjustments	(469,924,055)	(710,332,806)	202,335,412	20,419,907	20	(957,501,522)
Balance at end of year	399,166,287	7,420,637,719	25,887,769,257	27,382,972,193	192,698,516	61,283,243,972
Net Book Value at End of Year	₱3,333,349,504	₱10,716,429,660	₱17,233,090,590	₱22,514,094,797	₱566,147,686	₱54,363,112,237

	December 31, 2009					
	Assets Under Finance Lease	Transportation, Furnishing and Other Equipment	Passenger Aircraft and Other Flight Equipment	Construction In-progress	Equipment In-transit	Total
Cost						
Balance at beginning of year	₱–	₱7,607,066,619	₱29,837,257,909	₱45,518,503,156	₱283,315,592	₱188,273,781,885
Additions	–	736,607,677	2,795,572,546	11,447,787,870	380,767,995	19,576,384,822
Transfers, disposals and other adjustments	–	(484,750,018)	(19,159,815)	(7,329,458,240)	(231,641,847)	(1,661,941,054)
Balance at end of year	–	7,858,924,278	32,613,670,640	49,636,832,786	432,441,740	206,188,225,653
Accumulated Depreciation and Amortization						
Balance at beginning of year	–	5,811,192,614	4,948,558,353	–	–	66,664,256,778
Depreciation and amortization (Notes 31 and 32)	–	770,392,761	1,917,683,713	–	–	9,024,316,157
Disposals and other adjustments	–	(800,575,199)	(943,282)	–	–	(1,759,020,003)
Balance at end of year	–	5,781,010,176	6,865,298,784	–	–	73,929,552,932
Net Book Value at End of Year	₱–	₱2,077,914,102	₱25,748,371,856	₱49,636,832,786	₱432,441,740	₱132,258,672,721



	December 31, 2008 (As restated)					
	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Tele-communications Equipment	Investment in Cable Systems	Sub-total
Cost						
Balance at beginning of year	₱3,414,720,615	₱15,632,609,975	₱37,255,450,880	₱42,691,018,583	₱758,846,103	₱99,752,646,156
Additions	852,626,962	1,107,142,294	2,363,921,069	112,196,000	–	4,435,886,325
Transfers, disposals and other adjustments	26,343,404	111,345,248	346,671,476	354,746,000	–	839,106,128
Balance at end of year	4,293,690,981	16,851,097,517	39,966,043,425	43,157,960,583	758,846,103	105,027,638,609
Accumulated Depreciation and Amortization						
Balance at beginning of year	797,100,584	6,854,231,073	20,922,571,685	22,127,592,788	106,834,675	50,808,330,805
Depreciation and amortization (Notes 31 and 32)	28,854,814	623,255,411	2,117,118,307	2,398,796,000	42,931,900	5,210,956,432
Disposals and other adjustments	–	(23,448,393)	(91,335,533)	2,500	–	(114,781,426)
Balance at end of year	825,955,398	7,454,038,091	22,948,354,459	24,526,391,288	149,766,575	55,904,505,811
Net Book Value at End of Year	₱3,467,735,583	₱9,397,059,426	₱17,017,688,966	₱18,631,569,295	₱609,079,528	₱49,123,132,798

	December 31, 2008 (As restated)					
	Assets Under Finance Lease	Transportation, Furnishing and Other Equipment	Passenger Aircraft and Other Flight Equipment	Construction In-progress	Equipment In-transit	Total
Cost						
Balance at beginning of year	₱–	₱6,638,695,164	₱23,769,101,958	₱32,797,263,094	₱230,739,151	₱163,188,445,523
Additions	–	1,068,802,715	6,062,170,079	13,307,345,851	52,576,441	24,926,781,411
Transfers, disposals and other adjustments	–	(100,431,260)	5,985,872	(586,105,789)	–	158,554,951
Balance at end of year	–	7,607,066,619	29,837,257,909	45,518,503,156	283,315,592	188,273,781,885
Accumulated Depreciation and Amortization						
Balance at beginning of year	–	5,100,018,394	3,403,061,176	–	–	59,311,410,375
Depreciation and amortization (Notes 31 and 32)	–	757,084,830	1,546,753,381	–	–	7,514,794,643
Disposals and other adjustments	–	(45,910,610)	(1,256,204)	–	–	(161,948,240)
Balance at end of year	–	5,811,192,614	4,948,558,353	–	–	66,664,256,778
Net Book Value at End of Year	₱–	₱1,795,874,005	₱24,888,699,556	₱45,518,503,156	₱283,315,592	₱121,609,525,107



	December 31, 2007 (As restated)					
	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Tele-communications Equipment	Investment in Cable Systems	Sub-total
Cost						
Balance at beginning of year	₱3,351,093,802	₱14,711,923,762	₱31,803,950,492	₱32,327,473,996	₱758,846,202	₱82,953,288,254
Additions	86,737,200	865,993,515	3,853,804,487	66,946,647	–	4,873,481,849
Transfers, disposals and other adjustments	(23,110,387)	54,692,698	1,597,695,901	10,296,597,940	(99)	11,925,876,053
Balance at end of year	3,414,720,615	15,632,609,975	37,255,450,880	42,691,018,583	758,846,103	99,752,646,156
Accumulated Depreciation and Amortization						
Balance at beginning of year	764,088,982	6,312,554,472	18,309,516,300	13,839,578,730	69,771,391	39,295,509,875
Depreciation and amortization (Notes 31 and 32)	33,495,093	537,446,860	2,066,502,211	4,586,899,117	37,063,284	7,261,406,565
Disposals and other adjustments	(483,491)	4,229,741	546,553,174	3,701,114,941	–	4,251,414,365
Balance at end of year	797,100,584	6,854,231,073	20,922,571,685	22,127,592,788	106,834,675	50,808,330,805
Net Book Value at End of Year	₱2,617,620,031	₱8,778,378,902	₱16,332,879,195	₱20,563,425,795	₱652,011,428	₱48,944,315,351

	December 31, 2007 (As restated)					
	Assets Under Finance Lease	Transportation, Furnishing and Other Equipment	Passenger Aircraft and Other Flight Equipment	Construction In-progress	Equipment In-transit	Total
Cost						
Balance at beginning of year	₱4,419,920,840	₱7,898,710,218	₱19,240,759,203	₱27,050,336,129	₱1,703,378,173	₱143,266,392,817
Additions	109,565,743	412,167,811	4,524,129,400	10,943,236,278	(1,472,639,022)	19,389,942,059
Transfers, disposals and other adjustments	(4,529,486,583)	(1,672,182,865)	4,213,355	(5,196,309,313)	–	532,110,647
Balance at end of year	–	6,638,695,164	23,769,101,958	32,797,263,094	230,739,151	163,188,445,523
Accumulated Depreciation and Amortization						
Balance at beginning of year	3,395,263,106	5,539,489,881	2,088,425,912	–	–	50,318,688,774
Depreciation and amortization (Notes 31 and 32)	317,939,242	375,449,144	1,318,041,700	–	–	9,272,836,651
Disposals and other adjustments	(3,713,202,348)	(814,920,631)	(3,406,436)	–	–	(280,115,050)
Balance at end of year	–	5,100,018,394	3,403,061,176	–	–	59,311,410,375
Net Book Value at End of Year	₱–	₱1,538,676,770	₱20,366,040,782	₱32,797,263,094	₱230,739,151	₱103,877,035,148



Depreciation and Amortization

The breakdown of consolidated depreciation and amortization on property, plant and equipment follows:

	2009	2008	2007
Depreciation and amortization expense (included under):			
General and administrative expenses (Note 32)	**₱5,914,634,936**	₱4,841,081,717	₱7,248,848,738
Cost of sales and services (Note 31)	**3,109,681,221**	2,673,712,926	2,023,987,913
	₱9,024,316,157	₱7,514,794,643	₱9,272,836,651

In 2009, the Group recognized losses on property, plant and equipment which were destroyed by a typhoon amounting to ₱63.3 million (included under 'Other revenues' account in the consolidated statements of comprehensive income) (Note 30).

Change in EUL

In 2008, the Group changed the EUL of certain telecommunications equipment and infrastructures from 15 to 20 years, resulting from new information affecting the expected utilization of these assets. The net effect of the change in EUL resulted in lower depreciation of ₱205.0 million in 2008 and a reduction in annual depreciation expense amounting to ₱81.3 million beginning in 2009.

Borrowing Costs

Borrowing costs capitalized to property, plant and equipment under construction amounted to about ₱1.1 billion, ₱1.6 billion and ₱1.2 billion in 2009, 2008 and 2007, respectively. The average capitalization rate used to determine the amount of borrowing costs eligible for capitalization range from 5.6% to 8.25% in 2009, 5.9% in 2008 and 5.8%, respectively.

Investment in Cable Systems

Investment in cable systems represents Digitel's indefeasible rights of use (IRU) of circuits in certain cable systems.

Facilities under Finance Lease

The Group previously leased certain telecommunications facilities covering local exchange facilities under various Finance Lease Agreements (FLAs) with the Department of Transportation and Communications (DOTC) for a period of 30 years, at the end of which the ownership of the facilities automatically transfer to the Group. In 2007, the Group purchased the leased facilities in accordance with the option provided for under the FLAs to purchase the leased facilities. Accordingly, these assets have been reclassified to 'Telecommunications equipment' under 'Property, plant and equipment' account in 2007, and certain expense accruals made in prior years relating to and prior to the termination of the lease agreement have been reversed to income in 2007.

Property, Plant and Equipment Pledged as Collateral

Passenger aircraft held as securing assets under various loans

The Group entered into Export Credit Agency (ECA)-backed loan facilities (the ECA loan) to partially finance the purchase of ten Airbus A319 aircraft (Note 24). The Group also entered into a commercial loan facility to partially finance the purchase of two Airbus A320 aircraft, one CFM 565B4/P engine, two CFM 565B5/P engines and one Quick Engine Change (QEC) Kit. Additionally, the Group entered into both ECA loans and commercial loan facilities to partially finance the purchase of six Avion de Transport Regional (ATR) 72-500 Turbo Propeller Aircraft (Note 24).



Under the terms of the ECA loan and the commercial loan facilities, upon the event of default, the outstanding amount of loan (including interest accrued) will be payable by CALL or ILL or BLL, or by the guarantors which are CPAHI and the Parent Company, or failing that, the respective lenders will foreclose the securing assets.

As of December 31, 2009, 2008 and 2007, the carrying amount of the securing assets (included under the 'Property, plant and equipment' in the consolidated statements of financial position) amounted to ₱23.2 billion, ₱23.1 billion and ₱19.3 billion, respectively.

Others
Certain property, plant and equipment of URC with an aggregate net book value of ₱58.9 million, ₱69.9 million and ₱97.3 million have been pledged as security for certain long-term debt as of December 31, 2009, 2008 and 2007 (Note 24).

Operating Fleet
As of December 31, 2009, 2008 and 2007, the Group's operating fleet follows:

	2009	2008	2007
Owned (Note 24):			
Airbus A319	**10**	10	10
Airbus A320	**2**	2	2
ATR 72-500	**8**	6	–
Under operating lease (Note 43):			
Airbus A320	**9**	7	3
Boeing 757*	**–**	2	2
	29	27	17

**The two Boeing 757 aircraft have been sub-leased to Air Slovakia.*

The additions in Passenger Aircraft account includes capitalized asset retirement obligation amounting to ₱211.0 million, ₱493.4 million and ₱163.9 million in 2009, 2008 and 2007, respectively (Note 26).

Construction in-progress represents the cost of aircraft and engine modifications in progress and buildings and improvements and other ground property under construction. Construction in-progress is not depreciated until such time when the relevant assets are completed and available for use.

Fully Depreciated Property, Plant and Equipment
As of December 31, 2009, 2008 and 2007, the gross amount of fully depreciated property and equipment which are still in use by the Group amounted to ₱12.3 billion, ₱12.5 billion and ₱11.2 billion, respectively.



18. Biological Assets

The composition and movements in this account follow:

	December 31, 2009						
	Swine (At Fair Value Less Estimated Point-of-Sale Costs)			**Poultry (At Cost)**			
	Breeder	**Commercial**	**Sub-total**	**Breeder**	**Commercial**	**Sub-total**	**Total**
Cost							
Balance at beginning of year	₱317,016,518	₱944,238,600	₱1,261,255,118	₱181,209,465	₱84,176,110	₱265,385,575	₱1,526,640,693
Additions	360,681,089	2,359,234,546	2,719,915,635	431,020,108	236,814,283	667,834,391	3,387,750,026
Disposal	(410,133,980)	(2,517,198,381)	(2,927,332,361)	(427,958,411)	(268,130,956)	(696,089,367)	(3,623,421,728)
Balance at end of year	267,563,627	786,274,765	1,053,838,392	184,271,162	52,859,437	237,130,599	1,290,968,991
Accumulated Depreciation							
Balance at beginning of year	33,068,331	–	33,068,331	50,312,620	–	50,312,620	83,380,951
Depreciation	42,357,558	–	42,357,558	115,667,044	–	115,667,044	158,024,602
Disposal	(34,496,331)	–	(34,496,331)	(104,683,614)	–	(104,683,614)	(139,179,945)
Balance at end of year	40,929,558	–	40,929,558	61,296,050	–	61,296,050	102,225,608
Gain arising from changes in fair value less estimated point of-sale costs	155,642,059	221,493,943	377,136,002	–	–	–	377,136,002
Net Book Value at End of Year	₱382,276,128	₱1,007,768,708	₱1,390,044,836	₱122,975,112	₱52,859,437	₱175,834,549	₱1,565,879,385

	December 31, 2008						
	Swine (At Fair Value Less Estimated Point-of-Sale Costs)			Poultry (At Cost)			
	Breeder	Commercial	Sub-total	Breeder	Commercial	Sub-total	Total
Cost							
Balance at beginning of year	₱260,441,822	₱740,075,965	₱1,000,517,787	₱67,770,919	₱70,253,111	₱138,024,030	₱1,138,541,817
Additions	219,326,005	2,003,985,481	2,223,311,486	358,442,288	197,168,237	555,610,525	2,778,922,011
Disposal	(302,860,758)	(1,940,047,002)	(2,242,907,760)	(245,003,742)	(183,245,238)	(428,248,980)	(2,671,156,740)
Balance at end of year	176,907,069	804,014,444	980,921,513	181,209,465	84,176,110	265,385,575	1,246,307,088
Accumulated Depreciation							
Balance at beginning of year	34,283,408	–	34,283,408	53,689,637	–	53,689,637	87,973,045
Depreciation	32,319,157	–	32,319,157	81,504,856	–	81,504,856	113,824,013
Disposal	(33,534,233)	–	(33,534,233)	(84,881,873)	–	(84,881,873)	(118,416,106)
Balance at end of year	33,068,332	–	33,068,332	50,312,620	–	50,312,620	83,380,952
Gain arising from changes in fair value less estimated point of-sale costs	140,109,450	140,224,156	280,333,606	–	–	–	280,333,606
Net Book Value at End of Year	₱283,948,187	₱944,238,600	₱1,228,186,787	₱130,896,845	₱84,176,110	₱215,072,955	₱1,443,259,742

	December 31, 2007						
	Swine (At Fair Value Less Estimated Point-of-Sale Costs)			Poultry (At Cost)			
	Breeder	Commercial	Sub-total	Breeder	Commercial	Sub-total	Total
Cost							
Balance at beginning of year	₱240,902,369	₱524,492,271	₱765,394,640	₱66,386,969	₱30,838,327	₱97,225,296	₱862,619,936
Additions	169,877,131	1,552,170,268	1,722,047,399	81,497,654	37,857,600	119,355,254	1,841,402,653
Disposal	(296,511,182)	(1,467,228,305)	(1,763,739,487)	(53,639,633)	(24,916,887)	(78,556,520)	(1,842,296,007)
Balance at end of year	114,268,318	609,434,234	723,702,552	94,244,990	43,779,040	138,024,030	861,726,582
Accumulated Depreciation							
Balance at beginning of year	31,339,931	–	31,339,931	45,616,483	–	45,616,483	76,956,414
Depreciation	31,954,807	–	31,954,807	85,923,741	–	85,923,741	117,878,548
Disposal	(29,011,330)	–	(29,011,330)	(77,850,587)	–	(77,850,587)	(106,861,917)
Balance at end of year	34,283,408	–	34,283,408	53,689,637	–	53,689,637	87,973,045
Gain arising from changes in fair value less estimated point of-sale costs	146,173,504	130,641,732	276,815,236	–	–	–	276,815,236
Net Book Value at End of Year	₱226,158,414	₱740,075,966	₱966,234,380	₱40,555,353	₱43,779,040	₱84,334,393	₱1,050,568,773



The Group has about 207,522, 180,718 and 167,841 heads of swine as of December 31, 2009, 2008 and 2007, respectively, and about 576,155, 468,211and 413,231 heads of poultry as of December 31, 2009, 2008 and 2007, respectively.

Total biological assets shown in the consolidated statements of financial position follow:

	2009	2008	2007
Current portion	**₱1,060,628,145**	₱1,052,544,395	₱777,106,454
Noncurrent portion	**505,251,240**	390,715,347	273,462,319
	₱1,565,879,385	₱1,443,259,742	₱1,050,568,773

The Group has recognized gain arising from changes in fair value less estimated point-of-sale costs (included under 'Cost of sales' account in the consolidated statements of comprehensive income) amounting to ₱377.1 million, ₱280.3 million and ₱276.8 million, in 2009, 2008 and 2007 (Note 31).

19. Intangible Assets

The composition and movements in this account follow:

	December 31, 2009					
	Technology Licenses	**Branch Licenses**	**Software Costs**	**Trademarks**	**Product Formulation**	**Total**
Cost						
Balance at beginning of year	**₱552,331,752**	**₱99,616,679**	**₱69,967,495**	**₱335,539,346**	**₱425,000,000**	**₱1,482,455,272**
Additions	**–**	**–**	**2,193,640**	**–**	**–**	**2,193,640**
Balance at end of year	**552,331,752**	**99,616,679**	**72,161,135**	**335,539,346**	**425,000,000**	**1,484,648,912**
Accumulated Amortization and Impairment Loss						
Balance at beginning of year	**552,331,752**	**–**	**54,881,844**	**4,151,454**	**–**	**611,365,050**
Amortization (Note 31)	**–**	**–**	**4,725,301**	**2,767,636**	**–**	**7,492,937**
Disposals/others	**–**	**–**	**–**	**–**	**–**	**–**
Balance at end of year	**552,331,752**	**–**	**59,607,145**	**6,919,090**	**–**	**618,857,987**
Net Book Value at End of Year	**₱–**	**₱99,616,679**	**₱12,553,990**	**₱328,620,256**	**₱425,000,000**	**₱865,790,925**

	December 31, 2008					
	Technology Licenses	Branch Licenses	Software Costs	Trademarks (Note 46)	Product Formulation (Note 46)	Total
Cost						
Balance at beginning of year	₱552,331,752	₱99,216,671	₱56,849,972	₱285,539,346	₱–	₱993,937,741
Additions (Note 46)	–	400,008	13,285,528	50,000,000	425,000,000	488,685,536
Disposals/others	–	–	(168,005)	–	–	(168,005)
Balance at end of year	552,331,752	99,616,679	69,967,495	335,539,346	425,000,000	1,482,455,272
Accumulated Amortization and Impairment Loss						
Balance at beginning of year	552,331,752	–	47,828,283	1,383,818	–	601,543,853
Amortization (Note 31)	–	–	7,106,982	2,767,636	–	9,874,618
Disposals/others	–	–	(53,421)	–	–	(53,421)
Balance at end of year	552,331,752	–	54,881,844	4,151,454	–	611,365,050
Net Book Value at End of Year	₱–	₱99,616,679	₱15,085,651	₱331,387,892	₱425,000,000	₱871,090,222



	December 31, 2007					
	Technology Licenses	Branch Licenses	Software Costs	Trademarks (Note 46)	Product Formulation	Total
Cost						
Balance at beginning of year	₱552,331,752	₱98,216,671	₱55,337,972	₱190,223,400	₱–	₱896,109,795
Additions (Note 46)	–	1,000,000	1,512,000	95,315,946	–	97,827,946
Balance at end of year	552,331,752	99,216,671	56,849,972	285,539,346	–	993,937,741
Accumulated Amortization and Impairment Loss						
Balance at beginning of year	552,331,752	–	38,375,351	–	–	590,707,103
Amortization (Note 31)	–	–	9,452,932	1,383,818	–	10,836,750
Balance at end of year	552,331,752	–	47,828,283	1,383,818	–	601,543,853
Net Book Value at End of Year	₱–	₱99,216,671	₱9,021,689	₱284,155,528	₱–	₱392,393,888

Technology Licenses

Technology licenses represent the cost of JGSPC's technology and licensing agreements which cover the construction, manufacture, use and sale of polyethylene (PE) and polypropylene (PP) lines. JGSPC's technology licenses were fully impaired in 2006.

Branch Licenses

Branch licenses represent amounts paid by RSBC relating to the purchase of property and equipment and the assumption of liabilities of a certain bank.

Branch licenses have indefinite lives and are subject to annual impairment testing. Branch licenses are written-down for impairment when the net present value of the forecasted future cash flows of each branch has become insufficient to support its carrying value. RSBC used the weighted average cost of capital to discount the cash flow projections, which were based on financial budgets approved by management covering a five-year period.

RSBC identified no impairment in its branch licenses in 2009, 2008 and 2007.

Trademarks and Product Formulation

Trademarks were acquired by URC from Nestlé Waters Philippines, Inc. (NWPI) and Acesfood in 2008 and 2007, respectively. Product Formulation was acquired from General Milling Corporation (GMC) in 2008 (Note 46).

20. Goodwill

Movements in the Group's Goodwill account follow:

	2009	2008	2007
Cost			
Balance at beginning of year	**₱1,131,063,835**	₱1,113,484,248	₱1,085,237,005
Additions (Note 46)	–	17,579,587	28,247,243
Balance at end of year	**1,131,063,835**	1,131,063,835	1,113,484,248
Accumulated Impairment Losses			
Balance at beginning and end of year	**240,688,815**	240,688,815	240,688,815
Net Book Value at End of Year	**₱890,375,020**	₱890,375,020	₱872,795,433



The Group's goodwill pertains to: (a) the acquisition of Advanson International Pte. Ltd. (Advanson) in December 2007, (b) the acquisition of Acesfood Network Pte. Ltd. (Acesfood) in May 2007, (c) the excess of the acquisition cost over the fair values of the net assets acquired by Hong Kong China Foods Co. Ltd. (HCFCL) and URC Asean Brands Co. Ltd. (UABCL) in 2000, and (d) the acquisition of Southern Negros Development Corporation (SONEDCO) in 1998. The goodwill arising from the acquisitions of HCFCL, UABCL, Acesfood and Advanson was translated at the applicable year-end exchange rate.

21. Other Noncurrent Assets

This account consists of:

	2009	2008 (As restated)	2007 (As restated)
Deferred subscriber acquisition and retention costs	**₱1,510,120,411**	₱1,137,425,100	₱733,021,983
Security and miscellaneous deposits (pre-delivery payment)	**476,519,718**	598,194,774	529,042,749
Deferred tax assets (Note 39)	**356,260,002**	222,388,382	38,282,852
Pension assets (Note 38)	**141,018,200**	243,810,600	92,534,300
Sinking fund for preferred shares (Note 25)	–	–	10,672,500
Others	**1,458,194,129**	1,109,855,808	1,242,378,383
	₱3,942,112,460	₱3,311,674,664	₱2,645,932,767

Security Deposits
As of December 31, 2009, 2008 and 2007, security deposits include deposits amounting to ₱239.1 million, ₱180.9 million and ₱123.6 million, respectively, which relate to the Group's leased buildings, cellsite lots and commercial spaces. These will be collected in full or offset against rent payable at the end of the lease terms subject to adjustments by the lessor to cover damages incurred on the properties.

Deferred Subscriber Acquisition and Retention Costs
Changes in deferred subscriber acquisition and retention costs follow:

	2009	2008	2007
Balance at beginning of year	**₱1,137,425,100**	₱733,021,983	₱530,286,174
Deferral of subscriber acquisition and retention costs during the year	**1,575,562,888**	1,295,258,680	842,112,586
Amortization during the year	**(1,202,867,577)**	(890,855,563)	(639,376,777)
Balance at end of year	**₱1,510,120,411**	₱1,137,425,100	₱733,021,983

Others
Others include utility deposits and repossessed chattels.



22. Accounts Payable and Accrued Expenses

This account consists of:

	2009	2008	2007
Deposit liabilities	**₱12,355,824,049**	₱9,090,514,675	₱8,835,151,358
Trade payables	**8,462,255,018**	8,714,910,451	6,283,282,702
Accrued expenses	**8,367,959,483**	6,539,376,317	6,421,914,678
Due to related parties (Note 41)	**1,546,377,524**	553,316,085	1,076,134,833
Withholding taxes payable	**250,778,740**	239,264,882	226,269,534
Output value added tax	**64,906,585**	10,895,681	31,693,749
Dividends payable	**7,002,600**	6,000,198	4,671,049
Other payables	**2,185,132,766**	1,581,705,321	1,027,428,541
	₱33,240,236,765	₱26,735,983,610	₱23,906,546,444

Deposit Liabilities

Deposit liabilities represent the savings, demand and time deposit liabilities of RSBC. Of the total deposit liabilities of RSBC as of December 31, 2009, 2008 and 2007, 63.6%, 53.5% and 61.8%, respectively, are subject to periodic interest repricing. Remaining deposit liabilities incur an annual fixed interest rate from 0.0% and 2.0% in 2009, 2008 and 2007.

As of December 31, 2009 and 2008, under existing BSP regulations, non-FCDU deposit liabilities are subject to statutory reserve of 4.0% and 6.0%, respectively, and liquidity reserve of 2.0% for both years. As of December 31, 2009, 2008 and 2007, RSBC is in compliance with such regulation.

RSBC's liquidity and statutory reserves as reported to the BSP are as follows:

	2009	2008	2007
Cash and other cash items	**₱500,488,184**	₱240,610,881	₱311,159,779
Due from BSP	**139,353,611**	232,763,250	139,550,233
HTM investments	**–**	–	180,000,000
	₱639,841,795	₱473,374,131	₱630,710,012

The details of 'Interest expense' on 'Deposit liabilities', which is included in the 'Cost of services - Banking' in the profit or loss are as follows (Note 31):

	2009	2008	2007
Savings	**₱177,368,405**	₱129,048,219	₱358,640,100
Time	**76,093,705**	68,457,456	47,671,774
Demand	**11,992,871**	12,067,133	10,966,450
	₱265,454,981	₱209,572,808	₱417,278,324

Trade Payables

Trade payables are noninterest-bearing and are normally settled on 30- to 60-day terms. Trade payables arise mostly from purchases of inventories, which include raw materials and indirect materials (i.e., packaging materials) and supplies, for use in manufacturing and other operations. Trade payables also include importation charges related to raw materials purchases, as well as occasional acquisitions of production equipment and spare parts. Obligations arising from purchase of inventories necessary for the daily operations and maintenance of aircraft which include aviation fuel, expendables and consumables, equipment and in-flight supplies are also charged to this account.



Accrued Expenses

Accrued expenses and other payables include accruals for interest and various expenses. The Group's 'Accrued expenses' account consists of accruals for:

	2009	2008	2007
Landing and take-off, navigational charges, and other aircraft-related expenses	**₱1,608,526,921**	₱994,290,419	₱781,951,352
Advertising and promotions	**1,530,352,233**	966,622,937	693,456,615
Accrued interest payable	**1,370,586,239**	1,293,015,155	1,488,508,626
Rental expense	**1,217,620,169**	1,106,217,441	930,962,288
Import bills payable	**580,742,702**	1,004,610,897	1,336,978,148
Compensation and benefits	**463,366,317**	268,026,874	286,760,180
Contracted services	**458,242,852**	175,133,295	201,083,336
Utilities	**434,999,035**	237,392,466	123,772,629
Royalties	**218,512,183**	85,279,983	118,767,483
Freight and handling costs	**140,295,962**	132,883,538	110,913,437
Insurance	**99,294,842**	97,246,322	93,799,248
Taxes and licenses	**93,454,985**	57,532,680	86,420,850
Other accrued expenses	**151,965,043**	121,124,310	168,540,486
	₱8,367,959,483	₱6,539,376,317	₱6,421,914,678

Other accrued expenses include accruals for travel and transportation, repairs and maintenance and other professional services.

Other Payables

Other payables mostly consists of management bonus, royalty payables and airport and other related fees.

23. Other Current Liabilities

This account consists of:

	2009	2008	2007
Unearned revenue	**₱4,055,257,956**	₱3,132,414,636	₱2,129,790,294
Deposits from real estate buyers and lessees (Note 26)	**1,422,447,263**	1,401,605,247	2,610,344,201
Others	**70,362,539**	102,791,442	92,828,011
	₱5,548,067,758	₱4,636,811,325	₱4,832,962,506

Unearned Revenue

The unearned revenue account includes the Group's (a) unearned air transportation revenue and (b) unearned telecommunications revenue.

Unearned transportation revenue

Passenger ticket and cargo waybill sales are initially recorded under 'Unearned revenue' in the consolidated statements of financial position, until these are recognized under 'Air transportation revenue' in the statement of comprehensive income, when the transportation service is rendered by the Group (or once tickets are flown).



As of December 31, 2009, 2008 and 2007, the Group's unearned air transportation revenue amounted to ₱3.5 billion, ₱2.7 billion and ₱1.6 billion, respectively.

Unearned telecommunications revenue
Unearned telecommunications revenue represents the unused/unexpired airtime value of prepaid cards and over-the-air reload services sold. Proceeds from sale of prepaid cards and airtime values through the over-the-air reloading services are initially recognized as unearned revenue by the Group. Revenue is recognized upon the actual usage of the airtime value of the card, net of free service allocation. The unused value of prepaid card is likewise recognized as revenue upon expiration. As of December 31, 2009, 2008 and 2007, the Group's unearned telecommunications revenue amounted to ₱586.1 million ₱457.9 million and ₱530.5 million, respectively.

24. Short-term and Long-term Debt

Short-term Debt
Short-term debt consists of:

	2009	2008	2007
Parent Company:			
Philippine Peso - with interest rates ranging from 8.5% to 8.8% per annum in 2008 and from 4.5% to 5.9% per annum in 2007	₱–	₱3,125,600,000	₱3,428,500,000
Subsidiaries:			
Foreign currencies - with interest rates ranging from 0.5% to 4.4% in 2009, 2.0% to 6.8% in 2008 and 2.7% to 6.0% per annum in 2007	**10,100,203,864**	19,784,998,372	13,612,176,999
Philippine Peso - with interest rates ranging from 6.8% to 9.0% in 2009, 3.3% to7.5% in 2008 and 5.9% to 7.5% per annum in 2007	**3,859,870,143**	2,226,000,000	426,400,000
	13,960,074,007	22,010,998,372	14,038,576,999
	₱13,960,074,007	₱25,136,598,372	₱17,467,076,999

As of December 31, 2009, 2008 and 2007, liabilities under trust receipts included in foreign currency-denominated short-term debt are covered by certain inventories amounting to ₱2.3 billion, ₱6.6 billion and ₱2.6 billion, respectively (Note 12).

In 2009, 2008 and 2007, the Group has incurred interest expense on short-term notes amounting to ₱949.6 million, ₱1.7 billion and ₱1.6 billion, respectively (Note 36).



Long-term Debt

Long-term debt (net of debt issuance costs) consists of:

	Maturities	Interest Rates	2009	2008	2007
Parent Company:					
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	2010	USD LIBOR + 0.625% and 3.72%	**₱1,186,149,342**	₱2,284,356,673	₱2,895,834,492
Fixed Rate Corporate Notes	2013	8.00%	**4,278,791,337**	4,271,849,686	–
Fixed Rate Retail Bonds	2014	8.25%	**8,895,450,936**	–	–
			14,360,391,615	6,556,206,359	2,895,834,492
Subsidiaries:					
Foreign currencies:					
JGSPL					
US$300.0 million guaranteed notes	2008	8.25%	–	–	11,991,681,444
US$300.0 million guaranteed term loan facility	2013	USD LIBOR + 2.45%	**13,734,947,420**	14,080,553,214	–
US$300.0 million guaranteed notes	2013	8.00%	**11,815,938,795**	12,390,471,909	10,752,995,403
URCPL					
US$125.0 million guaranteed notes	2008	9.00%	–	–	4,912,482,077
US$200.0 million guaranteed notes	2012	8.25%	**9,211,803,925**	9,368,966,095	8,958,806,192
URC					
HypoVereinsbank term loan facilities	Various dates through 2009	EURIBOR/ USD LIBOR + 0.75%	**20,963,975**	62,440,707	214,084,334
Digitel					
Suppliers' credit agreements		USD LIBOR + 1.50% to 2.00%	–	–	7,995,482
Minimum capacity purchase agreement (Note 17)			–	71,280,000	61,920,000
Zero coupon convertible bonds	2013	12.00%	**2,285,096**	2,204,180	1,795,327
Term loan facilities	Various dates through 2017	USD LIBOR + 0.30% to 2.70%	**13,357,638,386**	11,064,477,564	5,943,716,687
CAI					
Commercial loan from foreign banks	Various dates through 2017	4.11% to 5.67% in 2009, 3.95% to 6.66% in 2008 and 4.89% to 5.83% in 2007	**3,246,136,787**	3,729,504,002	2,803,449,270
ECA loans (Note 17)	Various dates through 2018	3.37% to 5.83% in 2009, 3.78% to 5.83% in 2008 and 4.89% to 5.83% in 2007	**13,863,989,944**	14,227,026,572	9,595,605,270
			65,253,704,328	64,996,924,243	55,244,531,486
Philippine Peso:					
URC					
₱3.0 billion loan facility	2014	8.75%	**2,974,111,195**	–	–
Philippine Sugar Corporation restructured loan	2013	7.50%	**39,990,828**	46,395,489	52,353,312
RLC					
₱1.0 billion loan facility	2008	3-month MART1 + 1.00% to 2.00%	–	–	1,000,000,000
₱1.0 billion loan facility	2009	10.70%	**115,000,000**	340,000,000	560,000,000
₱3.0 billion loan facility	2012	6.38%	**3,000,000,000**	3,000,000,000	3,000,000,000
₱2.0 billion bonds	2013	15.73% - PDST-F rate	**2,000,000,000**	2,000,000,000	–
₱5.0 billion loan facility	2014	8.50%	**5,000,000,000**	–	–
₱5.0 billion loan facility	2014	8.25%	**5,000,000,000**	–	–
			18,129,102,023	5,386,395,489	4,612,353,312
			83,382,806,351	70,383,319,732	59,856,884,798
			97,743,197,966	76,939,526,091	62,752,719,290
Less current portion			**5,206,601,663**	4,914,812,758	21,443,502,972
			₱92,536,596,303	₱72,024,713,333	₱41,309,216,318



Except for the balances of subsidiaries reporting at September 30 fiscal year end, the foreign exchanges rates used to revalue the foreign currency borrowings were ₱46.20 to US$1.00, ₱47.52 to US$1.00 and ₱41.28 to US$1.00 in December 31, 2009, 2008 and 2007, respectively. The foreign exchange rates used by the subsidiaries reporting at fiscal year end were ₱47.39 to US$1.00, ₱47.05 to US$1.00 and ₱45.04 to US$1.00 in September 30, 2009 and 2008, and October 1, 2007.

Long-term debt to foreign banks is shown net of unamortized debt issuance costs totaling ₱1.0 billion (US$22.1 million), ₱1.1 billion (US$22.8 million) and ₱595.5 million (US$14.1 million) as of December 31, 2009, 2008 and 2007, respectively. Unamortized debt issuance cost related to peso-denominated long-term debt amounted to ₱161.6 million and ₱38.2 million as of December 31, 2009 and 2008, respectively.

Except for the liability under the minimum capacity purchase agreement, repayments of the long-term debt (gross of debt issuance costs) follow:

	2009	2008	2007
Due in:			
2008	**₱–**	₱–	₱21,512,682,725
2009	**–**	5,141,139,427	3,480,475,901
2010	**5,471,178,878**	4,868,665,807	3,115,470,894
2011	**10,486,998,344**	10,028,733,228	2,607,240,496
2012	**21,931,420,555**	21,615,672,690	13,896,097,953
2013	**25,027,942,573**	–	–
2014	**25,655,829,517**	–	–
Thereafter	**10,354,718,188**	36,406,983,943	18,626,850,098
	₱98,928,088,055	₱78,061,195,095	₱63,238,818,067

The liability under the minimum capacity purchase agreement is payable based on the actual material capacity purchased (see discussion within the note under Minimum Capacity Purchase Agreement section).

Certain loan agreements contain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, prohibit a merger or consolidation with other entities, dissolution, liquidation or winding-up except with any of its subsidiaries; and prohibit the purchase or redemption of any issued shares or reduction of registered and paid-up capital or distribution of assets resulting in capital base impairment.

The following significant transactions affected the Group's long-term debt:

Parent Company HypoVereinsbank Credit Facility

On October 26, 2001, the Parent Company entered into a loan agreement with HypoVereinsbank. HypoVereinsbank agreed to make available to the Parent Company a facility (the HypoVereinsbank facility) up to a maximum estimated amount of US$98.5 million to refinance the contract signed by Digitel with a certain supplier on August 6, 2001, to the extent covered by the guarantee of Compagnie Francaise d'Assurance pour le Commerce Exterieur SA (COFACE), a French credit insurance agency. The purpose of the said facility is to finance: (1) up to 85% of the contract value or the counter value of US$94.0 million which will be divided into two tranches, one corresponding to Phase I up to US$78.2 million and one to Phase II up to US$15.8 million, and (2) 100% of the COFACE premium estimated at US$4.5 million.



Each tranche of the HypoVereinsbank facility shall be repaid in 14 equal, consecutive, semi-annual installments, each first repayment date becoming due six months after the starting point of repayment of each phase. Any amount disbursed and outstanding during the preliminary period and repayment period shall carry interest at an interest rate of six months USD LIBOR as determined by HypoVereinsbank on the quotation date plus a margin of 0.625% per annum.

The interest due during the repayment period will be calculated on the amount of the credit outstanding as evidenced by the repayment schedule. These will be payable semi-annually in arrears on the same dates as the repayments of principal.

Parent Company ₱4.3 Billion Fixed Rate Corporate Notes
On September 10, 2008, the Parent Company issued an aggregate amount of ₱4.3 billion fixed rate corporate notes. The notes bear annual interest of 8% payable semi-annually and the principal amount will mature on September 16, 2013.

Parent Company ₱9.0 Billion Fixed Retail Bonds
On November 19, 2009, the Parent Company issued ₱9.0 Billion retail bonds constituting direct, unconditional, unsubordinated, and unsecured obligations of the Parent Company ranking *pari passu* at all time times without preference with all outstanding unsubordinated debt and unsecured obligations of the Parent Company, except for any statutory preference or priority established under Philippine law. The Bonds bears fixed interest rate of 8.25% calculated based on 30/360 day count and payable semiannually every 20th of May and November until November 20, 2014.

The Bonds were used to finance the operations of the Air transportation and Telecommunications segment of the Group.

The amount of capitalized transaction costs related to the issuance of the retail bonds amounted to ₱106.5 million.

Subsidiaries' Foreign Currency Loans
JGSPL 8.25% Guaranteed Notes Due 2008
In January 2003, JGSPL issued US$300.0 million 8.25% guaranteed notes due 2008 which are unconditionally and irrevocably guaranteed by the Parent Company. Unless previously purchased and cancelled, the 8.25% guaranteed notes will be redeemed at their principal amount on June 20, 2008. The notes were fully settled in June 2008.

JGSPL US$ LIBOR + 2.45% Guaranteed Term Loan Facility Due 2013
In June 2008, JGSPL issued US$300.0 million US$ LIBOR + 2.45% guaranteed notes due 2013 which are unconditionally and irrevocably guaranteed by the Parent Company. Unless previously redeemed, the US$ LIBOR + 2.45% guaranteed notes will be repaid in five equal semi-annual installments amounting to US$60.0 million beginning on the 6th interest period until maturity.

JGSPL 8.00% Guaranteed Notes Due 2013
In January 2006, JGSPL issued US$300.0 million 8.00% guaranteed notes due 2013 which are unconditionally and irrevocably guaranteed by the Parent Company. Unless previously purchased and cancelled, the 8.00% guaranteed notes will be redeemed at their principal amount on January 18, 2013.



URC HypoVereinsbank Term Loan Facilities
These loans bear interest at floating rate based on the EURIBOR/USD LIBOR plus 0.75%. The loan is payable in 14 equal, consecutive, semi-annual payments starting six months after the weighted average delivery period of all units or, at the latest, starting six months after August 1, 2002, whichever date shall occur earlier, with the last repayment installment due October 15, 2009.

On October 14, 2009, URC fully settled the loan with the payment of ₱20.9 million (US$0.4 million). This was treated as a non-adjusting subsequent event in the consolidated financial statement of the Group (Note 48).

URCPL 9.00% Guaranteed Notes Due 2008
On February 5, 2003, URCPL issued US$125.0 million, 9.00% guaranteed notes due 2008 which are unconditionally and irrevocably guaranteed by URC. Unless previously redeemed or purchased and cancelled, the 9% guaranteed notes will be redeemed at their principal amount, plus accrued and unpaid interest, on February 6, 2008. The loan was fully settled in 2008.

URCPL 8.25% Guaranteed Notes Due 2012
On January 14, 2005, URCPL issued US$200.0 million 8.25% notes due 2012 guaranteed by URC. Unless previously redeemed or purchased and cancelled, the notes will be redeemed at their principal amount, plus accrued and unpaid interest on January 20, 2012.

These corporate notes contain negative covenants which include among others maintenance of the guarantor of a debt to equity ration of not greater than 2.0 to 1.0.

Reacquisition of bonds
On October 29, 2008, the Group reacquired a portion of its bonds payable with a face value of ₱241.7 million (US$5.0 million) for a total proceeds of ₱228.0 million (US$4.5 million). The Group recognized gain on reacquisition of bonds amounting to ₱20.8 million (included under 'Other - net' in the consolidated statements of comprehensive income).

Digitel Minimum Capacity Purchase Agreement
The liability under the minimum capacity purchase agreement is payable based on the actual material capacity purchased (see discussion under Minimum Capacity Purchase Agreement section).

Digitel and Asia Netcom Asia Pacific Limited entered into a Network Agreement, where Digitel has agreed to purchase and Asia Global Crossing has agreed to grant rights with regard to, not less than, US$40 million of capacity of an IRU basis of circuits in various cable systems. Pursuant to the restructuring of US$18.0 million capacity purchase agreement with its joint venture partner, Digitel was granted an adjustment in the purchase price of the use of the submarine fiber optic cable system amounting to US$3.0 million in 2004 (Note 8).



Digitel Zero Coupon Convertible Bonds
On December 8, 2003, Digitel issued zero coupon convertible bonds due 2013 (Digitel Bonds) with face value of US$31.1 million and issue price of US$10.0 million. Unless previously converted, cancelled or redeemed, the bonds are convertible into Digitel's common shares at ₱1 par value at the end of the tenth year after the issue date and are redeemable at the option of Digitel, in whole or in part, at the end of each year starting one year after the issue date and every year thereafter at the following redemption dates and values:

Redemption Date	Redemption Value[(a)]
End of 1st year from issue date	US$35.29
End of 2nd year from issue date	38.75
End of 3rd year from issue date	42.63
End of 4th year from issue date	46.97
End of 5th year from issue date	51.83
End of 6th year from issue date	57.28
End of 7th year from issue date	63.38
End of 8th year from issue date	70.21
End of 9th year from issue date	77.87
End of 10th year from issue date	86.44

[(a)]*Per US$100 of face value*

Alternately, the bondholders will have the right to convert the Digitel bonds into common shares of Digitel at redemption date. The number of conversion shares to be received by the bondholders upon exercise of the conversion right is equivalent to the total redemption value which the bondholders would have received if the Digitel bonds were redeemed multiplied by the exchange rate for the relevant date divided by the ₱1.0 par value. Unless previously converted, purchased or cancelled or redeemed, the Digitel bonds shall be converted into the common shares of Digitel at the end of the tenth year of the issue date. In January 2006, the conversion options expired due to an amendment on the bond agreement.

The Digitel bonds constitute direct, unconditional, unsubordinated and unsecured obligations of Digitel and shall at all times rank pari passu and without preference among themselves and at least equally with all other present and future unsubordinated, unsecured obligations of Digitel, except as may be preferred by virtue of mandatory provision of law.

The bondholders have the option, through a resolution approved by 75.0% of the face value of the bonds then outstanding, to require a lien on unencumbered assets of Digitel not subject to a dispute, valued at approximately US$200,000, subject to the limitations, conditions and restrictions of a Mortgage Trust Indenture (MTI). The MTI will be administered by a security trustee appointed in compliance with the MTI.

Digitel Term Loan Facilities
Digitel and its wholly owned subsidiary, Digitel Mobile Phils., Inc. (DMPI), entered into various term loan facility agreements to finance various purchase and supply agreements. Said term loan facilities follow:

- Digitel US$14.0 million HypoVereinsbank loan

  In January 2001, Digitel and HypoVereinsbank signed a buyer's credit agreement to finance the export contract of Digitel with a certain foreign supplier. HypoVereinsbank agreed to make available the total amount of US$14.0 million, in two tranches of US$11.8 million and US$2.2 million. The amount is used to finance 85.0% of the export contract value totaling



US$16.5 million. Said loan is payable in 14 equal, consecutive, semi-annual installments beginning six months after the final acceptance of all units purchased but not later than June 30, 2002. Digitel will pay interest equivalent to USD LIBOR plus 0.75%.

- Digitel US$43.5 million Nordea Bank AG (Nordea) loan

  On January 12, 2004, Digitel entered into an export credit facility with Nordea in the aggregate principal amount of up to US$43.5 million. Under the export credit facility, Nordea shall make available the amount of the loan for the sole purpose of financing up to (i) 85.0% of the offshore contract value amounting to US$40.6 million, and (ii) 85.0% of the Swedish Export Credits Guarantee Board (EKN) premium. The interest payable on the loan shall be the USD LIBOR plus 0.75% per annum. The loan is payable in 14 consecutive equal semi-annual installments, the first of which shall fall due on March 15, 2005, subject to EKN's rules and regulations.

- DMPI US$20.0 million Nordic Investment Bank (Nordic) loan

  On October 12, 2004, DMPI entered into a term loan facility with Nordic in the amount of up to US$20.0 million, guaranteed by Digitel and the Parent Company. The loan shall bear interest equivalent to the sum of USD LIBOR plus 2.70% per annum. The loan is payable in 12 consecutive equal semi-annual installments on the payment dates starting on March 15, 2006 and September 15, 2011.

- DMPI US$23.6 million Societe Generale (SG) and Calyon loan

  On April 11, 2005, DMPI entered into an equipment supply contract with a certain foreign supplier for the supply of equipment, software and offshore services (the Equipment supply contract). Under the terms and conditions of the Export Credit Agreement, SG and Calyon agreed to make available a credit of up to US$23.6 million. The amount shall be used to finance the Equipment Supply Contract, to the extent covered by the insurance of SINOSURE, a credit insurance agency. The aggregate amount of all disbursements under the facility shall be payable in 14 consecutive equal semi-annual installments, the first one of which will become due six months after repayment date and thereafter, each of them falling due on the following interest payment date. DMPI shall pay interest equivalent to USD LIBOR plus 0.60% per annum.

- DMPI US$19.0 million Calyon and SG loan

  On May 5, 2005, DMPI entered into a supply and service contract with Alcatel CIT and Alcatel Philippines Inc. for the supply of various telecommunications materials, software and services for the Global System for Mobile Communication (GSM) Cellular Mobile Short-term Core Extension Project (the Supply and Service Contract). Under the terms and conditions of the loan, Calyon and SG agreed to make available a credit of up to US$19.0 million. The amount shall be used to finance the Supply and Service Contract, to the extent covered by the insurance of COFACE, a French credit insurance agency. The aggregate amount of all disbursements under the Loan shall be payable in 14 consecutive equal semi-annual installments, the first one of which will become due six months after the starting date for repayment date and thereafter each of them falling due on the following interest payment date. DMPI shall pay interest equivalent to USD LIBOR plus 0.40% per annum.



- DMPI US$18.7 million Nordea loan

  On April 4, 2006, DMPI entered into a loan facility with Nordea. Under the terms of the facility, Nordea shall make available the amounts of (i) US$17.1 million and (ii) 100.00% of the premium payable to EKN, the aggregate amounts not to exceed the commitment of US$18.7 million. The Nordea loan is guaranteed by Digitel and the Parent Company. The loan bears interest equivalent to the sum of USD LIBOR plus 0.35% per annum. The loan is payable in 18 consecutive equal semi-annual installments, the first of which shall fall due on October 30, 2006, subject to EKN's rules and regulations.

- DMPI US$12.7 million SG and Calyon loan

  On March 9, 2006, DMPI entered into a purchase agreement with Huawei Technologies Co., Ltd., for the supply of equipment and software for the GSM services in the National Capital Region (the Phase 6A 200 Sites Project). Under the terms and conditions of the loan, SG and Calyon agreed to make available a credit of up to US$12.7 million. The amount shall be used to finance the Phase 6A 200 Sites Project, to the extent covered by the insurance of SINOSURE, a credit insurance agency.

  The loan is payable in 14 consecutive equal semi-annual installments, the first one of which will become due six months after the starting date for repayment and thereafter, each of them falling due on the following interest payment date.

- DMPI ING Bank N.V. (ING) loans

  In 2006, DMPI entered into various purchase agreements with certain suppliers and service contractors.

  Pursuant to the aforementioned purchase agreements, DMPI entered into a loan agreement with ING where ING agreed to make available amounts up to US$61.2 million to finance the purchase agreements.

  The amounts loaned from ING shall is 14 consecutive equal semi-annual installments (the start payment dates for which the various drawdowns are stipulated in the contract). The loans bear interest equivalent to the sum of USD LIBOR plus margins ranging from 0.30% to 0.60% per annum.

- DMPI US$27.9 million ING Amsterdam Loans

  On December 14, 2007, DMPI entered into a purchase agreements with Huawei Technologies Co., Ltd. The purchase agreements relate to the supply of equipment, hardware, software, and services for the Phase 7 CORE Expansion, Phase 1 3G Network and Phase 7 Intelligent Network Expansion.

  Pursuant to the aforementioned purchase agreements, DMPI entered into loan agreements in 2008 with ING Amsterdam where the latter agreed to make available amounts up to US$34.2 million to finance the purchase agreements.

  The amounts loaned from ING is payable in 14 consecutive equal semi-annual installments starting 18 months from the date of signing of contract. The loan is guaranteed by the Parent Company.



- *US$96.6 Million Nordea Bank and ING Bank Loan*
  On April 28, 2009, DMPI entered in to a loan facility with Nordea and ING Bank. Under the terms of facility, Nordea and ING shall finance up to $71.6 million, being 85.0% of the Export Contract Value purchase by DMPI from Ericsson Inc.certain equipment and $24.7 million, being 29.6% of the Export Contract Value for local costs incurred to Ericsson Inc.

  The amount owned is payable in seventeen (17) consecutive equal semi-annual payments at a fixed rate of 3.68% per annum plus a risk premium in respect of Nordea and ING at a rate of 0.75% per annum plus 0.2% margin per annum calculated on the loan. The loan is guaranteed by Digitel and the Parent Company

- *USD$15.9 Million Hongkong and Shanghai Banking Corporation Limited (HSBC)*
  In 2009, DMPI entered into a loan facility wherein HSBC will finance the payments to be made by DMPI for the supply of equipment and services availed by DMPI with Huawei Technologies for the Phase 7 South Luzon Base Station Expansion Project.

  The loaned amount will be paid in fourteen (14) equal semi-annual installments with an interest rate of 1.8% per annum plus libor. The loan is guaranteed by the Parent Company.

The foregoing liabilities of Digitel, except for the liability under the minimum purchase agreement are guaranteed up to a certain extent by Digitel's majority stockholders and the Parent Company. In addition, the covering loan agreements of such liabilities contain covenants which, among others, restrict the incurrence of loans or debts not in the ordinary course of business, merger or disposition of any substantial portion of Digitel's assets, distribution of capital or profits, redemption of any of its issued shares, and reduction of Digitel's registered and paid-up capital.

CAI Commercial Loan From Foreign Banks
In 2007, CAI entered into a commercial loan facility to partially finance the purchase of two Airbus A320 aircraft, one CFM 565B4/P engine, two CFM 565B5/P engines and one QEC Kit. The security trustee of the commercial loan facility established ILL, which purchased the aircraft from the supplier and leases such aircraft to CAI pursuant to a: (a) ten-year finance lease arrangement for the aircraft, (b) six-year finance lease arrangement for the engines and (c) five-year finance lease arrangement for the QEC Kit. The quarterly rental payments of CAI correspond to the principal and interest payments made by ILL to the commercial lenders and are guaranteed by the Parent Company. CAI has the option of purchasing the aircraft, the engines and the QEC Kit for a nominal amount at the end of such leases.

In 2008, CAI also entered into a commercial loan facility, in addition to ECA loans, to partially finance the purchase of six ATR 72-500 turboprop aircraft. The security trustee of the commercial loan facility established BLL, a special purpose company, which purchased the aircraft from the supplier and leases such aircraft to CAI. The commercial loan facility is payable in 12 equal, consecutive, semi-annual installments starting six months after the utilization date.

The terms of the commercial loan from foreign banks follow:

- Term of 10 years starting from the delivery date of each Airbus A320 aircraft.
- Term of six and five years for the engines and QEC Kit, respectively.
- Term of six years starting from the delivery date of each ATR 72-500 turboprop aircraft.
- Annuity style principal repayments for the two Airbus A320 aircraft and six ATR 72-500 turboprop aircraft, and equal principal repayments for the engines and the QEC Kit. Principal repayments shall be made on a quarterly and semi-annual basis for the two Airbus A320 aircraft, engines and the QEC Kit and six (6) ATR 72-500 turboprop aircraft, respectively.



- Interest on the commercial loan facility for the two Airbus A320 aircraft shall be 1.15% plus 3-month LIBOR.
- Interest on the commercial loan facility for the six ATR 72-500 turboprop aircraft shall be 1.25% plus 6-month LIBOR.
- The commercial loan facility provides for material breach as an event of default.
- Upon default, the outstanding amount of loan will be payable, including interest accrued. The lenders will foreclose on secured assets.

On February 29, 2009, the interest rates on the two Airbus A320 aircraft, engines and QEC Kit were fixed ranging from 4.11% to 5.67%.

CAI's ECA Loans
In 2005 and 2006, CAI entered into ECA-backed loan facilities to partially finance the purchase of ten Airbus A319 aircraft. The security trustee of the ECA loans established CALL, a special purpose company, which purchased the aircraft from the supplier and leases such aircraft to CAI pursuant to 12-year finance lease agreements. The quarterly rental payments made by CAI to CALL correspond to the principal and interest payments made by CALL to the ECA-backed lenders. The quarterly lease rentals to CALL are guaranteed by CPAHI and the Parent Company. CAI has the option of purchasing the aircraft for a nominal amount at the end of such leases.

In 2008, CAI entered into ECA loans to partially finance the purchase of six ATR 72-500 turboprop aircraft. The security trustee of the ECA loans established BLL, a special purpose company, which purchased the aircraft from the supplier and leases such aircraft to CAI pursuant to ten-year finance lease agreements. The semi-annual rental payments made by CAI to BLL corresponds to the principal and interest payments made by BLL to the ECA-backed lenders. The semi-annual lease rentals to BLL are guaranteed by the Parent Company. CAI has the option of purchasing the aircraft for a nominal amount at the end of such leases.

In 2009, the Group entered into ECA loans to partially finance the purchase of two ATR 72-500 turboprop aircraft. The security trustee of the ECA loans established SLL, a special purpose company, which purchased the aircraft from the supplier and leases such aircraft to CAI pursuant to 10-year finance lease agreements. The semi-annual rental payments made by CAI to SLL corresponds to the principal and interest payments made by SLL to the ECA-backed lenders. The semi-annual lease rentals to SLL are guaranteed by JGSHI. CAI has the option of purchasing the aircraft for a nominal amount at the end of such leases.

The terms of the ECA-backed facilities, which are the same for each of the 10 Airbus A319 aircraft and eight ATR 72-500 turboprop aircraft, follow:

- Term of 12 years starting and 10 years from the delivery date of each Airbus 319 aircraft and ATR 72-500 turboprop aircraft, respectively.
- Annuity style principal repayments for the first four aircraft, and equal principal repayments for the last six aircraft. Principal repayments shall be made on a quarterly basis.
- Interest shall be fixed at the option of the borrower on the first interest payment date, based on relevant swap rate plus an agreed-upon margin. Fixed interest rates range from 3.78% to 5.83% and from 4.89% to 5.83% in 2009 and 2008, respectively.
- As provided under the ECA-backed facility, CALL cannot create or allow to exist any security interest, other than what is permitted by the transaction documents or the ECA administrative parties. CALL must not allow impairment of first priority nature of the lenders' security interests.



- The ECA-backed facility also provides for the following events of default: (a) nonpayment of the loan principal or interest or any other amount payable on the due date; (b) breach of negative pledge, covenant on preservation of transaction documents; (c) misrepresentation; (d) commencement of insolvency proceedings against CALL or CALL becomes insolvent; (e) failure to discharge any attachment or sequestration order against CALL's assets; (f) entering into an undervalued transaction, obtaining preference or giving preference to any person, contrary to the laws of the Cayman Islands; (g) sale of any aircraft under ECA financing prior to discharge date; (h) cessation of business; (i) revocation or repudiation by CALL, CAI, the Parent Company or CPAHI of any transaction document or security interest; and (j) occurrence of an event of default under the lease agreement with CAI.
- Upon default, the outstanding amount of the loan will be payable, including interest accrued. The ECA lenders will foreclose on the secured assets, namely the aircraft.
- An event of default under any ECA loan agreement will occur if an event of default as enumerated above occurs under any other ECA loan agreement.

Philippine Peso Loans

URC Philippine Sugar Corporation Restructured Loan

Republic Act (RA) No. 7202 dated February 24, 1992 provided for, among others, the condonation of all penalties and surcharges on loans granted to sugar producers from crop year 1974-1975 up to and including 1984-1985. The guidelines for the implementation of RA No. 7202 was issued under Executive Order No. 31 dated October 29, 1992, directing all government lending financial institutions to write-off from their respective books the interest in excess of 12.00% yearly and all penalties and surcharges due.

Certain assets of URC with a net book value of ₱58.9 million, ₱69.9 million and ₱97.3 million as December 31, 2009, 2008 and 2007, respectively were used to secure the loan (Note 17). The loan is payable in 25 equal annual amortizations of ₱9.9 million.

Unpaid interest on the loan amounted to ₱2.3 million, ₱156.3 million and ₱2.9 million as of December 31, 2009, 2008 and 2007, respectively.

URC ₱3.0 Billion 8.75% Fixed Corporate Notes Due 2014

On March 24, 2009, URC issued fixed corporate notes amounting to ₱3.0 billion to various financial institutions for capital expenditures and general corporate purposes. The notes bear a fixed interest rate of 8.75%, payable semi-annually in arrears, and have a term of five (5) years, maturing on March 27, 2014. The notes contain both affirmative and negative covenants which URC should comply with for the duration of the term of the notes.

RLC ₱1.0 Billion Bonds

On March 13, 2003, RLC issued ₱1.0 billion bonds constituting direct, unconditional, unsubordinated and unsecured obligations ranking *pari passu* with all direct, unconditional, unsubordinated and unsecured obligations of RLC at par of 100.0% of face value. The term of the bond is five years and one day from issue date and shall be redeemable at par upon maturity or on a date which is five years and one day from issue date.

Interest on the outstanding principal sum of the bonds shall be paid at a rate determined for each quarterly interest period, accrued and payable quarterly on the dates indicated in the interest coupon of the bonds. The interest shall be the sum of three-month MART1 plus a spread of 1.00% to 2.00%.



RLC ₱1.0 Billion Loan
On October 6, 2004, RLC obtained a five-year loan from ING, Manila Branch and Security Bank Corporation under the DBP-JBIC loan facility payable in nine semi-annual installments. The loan which bears a fixed interest rate of 9.20% per annum plus a margin of 1.5% per annum was used to partially finance capital expenditures of RLC.

Borrowing costs capitalized to subdivision land, condominium and residential units for sale and investment properties and other investments amounted to ₱16.0 million, ₱36.0 million and ₱65.0 million in 2009, 2008 and 2007, respectively, pertains to loans payable due in October 2009.

RLC ₱3.0 Billion Bonds
On May 24, 2007, RLC issued a ₱3.0 billion Fixed Rate Corporate Note Facility constituting direct, unconditional, unsubordinated, general and unsecured obligations of RLC ranking at least *pari passu* in all respects and ratably without preference or priority (except for any statutory preference or priority applicable in the winding-up of RLC) with all other outstanding unsecured and unsubordinated obligations of the Group. The term of the bonds is five years and one-day from Issue Date to be issued in one tranche.

The interest rate shall be 6.375% per annum and shall be payable semi-annually, computed based on the outstanding balance with payments commencing on the Issue Date and ending on the Maturity Date.

Borrowing costs capitalized to subdivision land, condominium and residential units for sale and investment properties and other investments under construction amounting to ₱194.0 million, ₱194.0 million and ₱66.0 million in 2009, 2008 and 2007, respectively, pertains to loans payable due in May 2012.

RLC ₱2.0 Billion Loan Facility
On June 4, 2008, the RLC issued a ₱2.0 billion Inverse Floating Rate Note Facility constituting direct, unconditional, unsubordinated, general and unsecured obligations of RLC ranking at least *pari passu* in all respects and ratably without preference or priority (except for any statutory preference or priority applicable in the winding-up of RLC) with all other outstanding unsecured and unsubordinated obligations of RLC. The term of the bonds is five years and one day from issue date.

The interest rate is at 15.70% less the 3-month Benchmark Rate on an interest determination date rounded off to the nearest 1/100 or 1.00% per annum and shall be payable quarterly, computed based on the outstanding balance, with payments commencing on the issue date and ending on the maturity date.

Borrowing costs capitalized to subdivision land, condominium and residential units for sale and investment properties and other investments under construction amounting to ₱179.0 million and ₱62.0 million in 2009 and 2008, respectively, pertains to loans payable due in June 2013.

RLC ₱5.0 Billion Retail Bonds due July 2014
On July 13, 2009, RLC issued ₱5.0 billion bonds constituting direct, unconditional, unsubordinated and unsecured obligations of RLC ranking *pari-passu* in all respects and ratably without any preference or priority with all other outstanding unsecured and unsubordinated obligations of RLC. The bond is payable with a lump-sum payment on July 14, 2014 or shall be redeemable at par upon maturity or on a date which is five years and one day from issue date.



The interest rate is 8.50% per annum and shall be payable semi-annually, computed based on the outstanding balance, with payments commencing on the issue date and ending on the maturity date. The payment of the interest shall begin on January 14, 2010.

In 2009, borrowing costs amounting to ₱94.0 million , which are related to the issuance of the July 2014 Retail Bonds, were capitalized to the susbdivision land, condomium and residential units for sale and investment properties and other investments under construction accounts.

RLC ₱5.0 Billion Retail Bonds due August 2014
On August 26, 2009, RLC issued ₱5.0 billion bonds constituting direct, unconditional, unsubordinated and unsecured obligations of RLC ranking *pari-passu* in all respects and ratably without any preference or priority with all other outstanding unsecured and unsubordinated obligations of RLC. The bonds are payable with a lump-sum payment on August 27, 2014 or shall be redeemable at par upon maturity or on a date which is five years and one day from issue date.

The interest rate is 8.25% per annum and shall be payable semi-annually, computed based on the outstanding balance with payments commencing on the issue date and ending on the maturity date. The payment of the interest shall begin on February 27, 2010.

Borrowing costs capitalized to subdivision land, condominium and residential units for sale and investment properties and other investments under construction in 2009, ₱41.0 million pertains to bonds payable due in August 2014.

Total interest expense and other related charges on long-term debts amounted to ₱4.5 billion, ₱3.5 billion, and ₱4.2 billion in 2009, 2008 and 2007, respectively (Note 36).

25. Cumulative Redeemable Preferred Shares

As of December 31, 2008 and 2007, the details as to the number of preferred shares of the Parent Company follow:

Authorized	2,000,000,000
Issued:	
12.00% preferred stock, ₱1.00 par value	255,000,000
11.75% preferred stock, ₱1.00 par value	171,900,000
	426,900,000

The preferred shares are nonconvertible, nonvoting, nonparticipating, cumulative and redeemable. Such shares enjoy preference in case of liquidation but are excluded from the preemptive rights in the issuance of preferred and common shares.

On July 27 and August 2, 2004, the Parent Company's BOD authorized the offer and issuance of 255.0 million and 171.9 million cumulative redeemable preferred shares, respectively. The issuances were designated as Tranche 1 Series A and Tranche 2 Series A, respectively. On said dates, the BOD further resolved that the preferred stock shall have a par value of ₱1.00 per share and an issue price of ₱5.00 per share, and shall be redeemed on the fifth year from issue date. The dividend rate shall be 12.00% and 11.75% for Tranche 1 Series A and Tranche 2 Series A, respectively, and shall be payable quarterly until final redemption. The Parent Company has established a sinking fund for the preferred stock and for the sole purpose of providing funds to pay the redemption value amounting to ₱3.9 billion (Notes 13 and 21).



In 2008, the preferred shares were reclassified to current liabilities since the obligation will be due within 12 months from the statement of financial position date. Tranche 1 Series A and Tranche 2 Series A will mature on July 29, 2009 and August 5, 2009, respectively. As of December 31, 2008, the cumulative preferred shares amounted to ₱2.1 billion.

On July 29, 2009, the Parent Company redeemed its issued cumulative preferred shares designated as Tranche 1 Series A. The redemption price is ₱5.00 per share plus the accrued interest based on the dividend rate of 12.0% per annum.

On August 5, 2009, the Parent Company redeemed its issued cumulative preferred shares designated as Tranche 2 Series A. The redemption price is ₱5.00 per share plus the accrued interest based on the dividend rate of 11.75% per annum.

26. Other Noncurrent Liabilities

This account consists of:

	2009	2008	2007
Accrued project costs	**₱6,712,327,392**	₱6,702,497,178	₱5,246,874,011
Deposits from real estate buyers and lessees	**2,383,301,870**	1,708,630,090	1,030,761,354
ARO (Note 17 and 26)	**1,585,192,428**	1,610,891,948	1,119,176,248
Due to related parties (Note 41)	**1,517,894,311**	1,481,542,198	1,358,407,608
Deposit liabilities	**1,180,477,581**	776,383,253	631,375,100
Accrued maintenance cost	**910,665,374**	650,935,361	299,649,388
Derivative liabilities (Note 8)	**625,449,085**	865,669,863	–
Pension liabilities (Note 38)	**465,556,610**	422,094,477	368,739,750
Others	**1,082,463,038**	843,476,926	835,439,014
	₱16,463,327,689	₱15,062,121,294	₱10,890,422,473

Accrued Project Costs

Accrued project costs represent costs of unbilled materials, equipment and labor relating to telecommunications projects which are already eligible for capitalization as of December 31, 2009, 2008 and 2007. The determination of costs to be capitalized is based on the contract price multiplied by the percentage of shipped materials and/or delivered services.

Deposits from Real Estate Buyers and Lessees

Deposits from lessees represent cash received from tenants representing three to six months' rent which shall be refunded to tenants at the end of lease term. The Group recognized discount on deposits from lessees amounting to ₱101.0 million, ₱103.0 million and ₱133.0 million as of December 31, 2009, 2008 and 2007, respectively. The related interest expense on the discount amounted to ₱68.6 million, ₱60.6 million and ₱119.0 million in 2009, 2008 and 2007, respectively (Note 36). The deposits from lessees were discounted using PDST-F rate plus 2.0% spread.

In addition, 'Deposits from real estate buyers' represent cash received from buyers which shall be applied against the total contract price of the subdivision land, condominium and residential units that are for sale. The deposits from buyers are normally applied against the total contract price within a year from the date the deposits were made.

Included in 'Deposits from real estate buyers and lessees' account are cash collections in excess of the receivables recognized under the percentage-of-completion method which amounted to ₱1.0 billion, ₱0.4 billion and ₱1.1 billion as of December 31, 2009, 2008 and 2007, respectively.



ARO

The Group is legally required under certain leased property and lease contracts to restore certain leased passenger aircraft to stipulated return condition and to bear the costs of restoration at the end of the contract period. These costs are accrued based on an internal estimate which includes estimates of certain redelivery costs at the end of the operating lease.

Movements in the Group's ARO follow:

	2009	2008	2007
Balance at beginning of year	**₱1,610,891,948**	₱1,119,176,248	₱856,389,693
Capitalized to property, plant and equipment (Note 17)	**211,006,826**	493,435,242	134,398,773
Accretion expense (Note 36)	**145,303,741**	102,852,875	98,904,634
Payments of restorations during the year	**(382,010,087)**	(104,572,417)	–
Revisions in estimated cashflows	–	–	29,483,148
Balance at end of year	**₱1,585,192,428**	₱1,610,891,948	₱1,119,176,248

Deposit Liabilities

Deposit liabilities represent time deposit liabilities of RSBC with maturities of beyond 12 months from statement of financial position date. Of the total noncurrent deposit liabilities of RSBC as of December 31, 2009, 2008 and 2007, 8.2%, 6.2% and 6.9%, respectively, are subject to periodic interest repricing. Remaining deposit liabilities incur an average interest rate range of from 1.9% to 2.4% in 2009, 2.3% to 2.5% in 2008 and 3.4% to 6.6% in 2007.

27. Equity

As of December 31, 2009, 2008 and 2007, the details of the Parent Company's common stock follow:

Authorized shares	12,850,800,000
Par value per share	₱1.00
Issued shares	6,895,273,657
Outstanding shares	6,797,191,657
Treasury shares	98,082,000

Capital Management

The primary objective of the Group's capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximize shareholder value. The Group manages its capital structure and makes adjustments to these ratios in light of changes in economic conditions and the risk characteristics of its activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividend payment to shareholders, return capital structure or issue capital securities. No changes have been made in the objective, policies and processes as they have been applied in previous years.

The Group monitors its use of capital structure using a debt-to-capital ratio which is gross debt divided by total capital. The Group includes within gross debt all interest-bearing loans and borrowings, while capital represents total equity.



The Group's computation of debt-to-capital ratio follows:

		2009	2008	2007
(a)	Gross debt			
	Short-term debt (Note 24)	**₱13,960,074,007**	₱25,136,598,372	₱17,467,076,999
	Long-term debt (Note 24)	**97,743,197,966**	76,939,526,091	62,752,719,290
	Cumulative preferred shares (Note 25)	**–**	2,107,818,750	2,107,818,750
		₱111,703,271,973	₱104,183,943,213	₱82,327,615,039
(b)	Capital	**₱104,894,494,655**	₱92,662,140,394	₱99,385,485,615
(c)	Debt-to-capital ratio (a/b)	**1.06:1**	1.12:1	0.83:1

The Group's policy is to ensure that the debt-to-capital ratio would not exceed the 2.0:1 level.

Restricted Retained Earnings

Parent Company

On December 28, 2009, the Parent Company's BOD approved the additional appropriation of retained earnings amounting to ₱15.0 billion, which shall be used for the settlement of the Parent Company's various obligations and capital expenditure commitments.

URC

In 2003, URC's BOD approved the appropriation of retained earnings amounting to ₱3.0 billion for the Company's expansion plans.

RLC

On September 15, 2009, the BOD of RLC approved the additional appropriation of ₱7.0 billion, out of the unappropriated retained earnings of RLC to support the capital expenditure requirement of the Company.

On May 14, 2003, the BOD of the Company approved the appropriation of ₱3.5 billion, out of the unappropriated retained earnings, for future expansion.

CAI

On May 21, 2007, the BOD of CAI appropriated ₱300.0 million from its unrestricted retained earnings as of December 31, 2006 for purposes of the Company's re-fleeting program. The BOD approved further the appropriation of ₱2.7 billion from its unrestricted retained earnings as of December 31, 2007. The appropriation will be used for purposes of the Company's re-fleeting and expansion programs, and settlement of certain maturing loans.

On March 4, 2008, the Group's BOD approved the additional appropriation of ₱1.0 billion from its unrestricted retained earnings as of December 31, 2007 for the same purpose.

Subsequently on September 22, 2008, the Group's BOD and stockholders approved the reversal of the total appropriated retained earnings of ₱4.0 billion and such amount was made part of the unrestricted retained earnings.



RSB
The Bank's BOD in its regular meetings approved to appropriate reserves for self-insurance as follows:

Date of BOD Approval	Appropriation
January 20, 2004	₱50,532,000
March 29, 2005	8,742,420
December 19, 2006	20,400,000
December 16, 2008	9,600,000
December 15, 2009	9,600,000
	₱98,874,420

Cash Dividends
Parent Company
Details of the Parent Company's dividend declarations follow:

	2009	2008	2007
Date of declaration	**June 26, 2009**	July 30, 2008	June 28, 2007
Dividend per share	**₱0.03**	₱0.03	₱0.03
Total dividends	**₱203.9 million**	₱203.9 million	₱203.9 million
Date of record	**July 24, 2009**	August 29, 2008	July 27, 2007
Date of payment	**August 19, 2009**	September 24, 2008	August 23, 2007

The following tables summarize the dividends declared by significant investee companies:

URC
Details of URC's dividend declarations follow:

	2009	2008	2007
Date of declaration	**April 16, 2009**	April 17, 2008	April 19, 2007
Dividend per share	**₱0.25**	₱0.68	₱0.68
Total dividends	**₱0.5 billion**	₱1.5 billion	₱1.5 billion
Date of record	**May 15, 2009**	May 16, 2008	May 18, 2007
Date of payment	**June 10, 2009**	June 12, 2008	June 14, 2007

RLC
Details of RLC's dividend declarations follow:

	2009	2008	2007
Date of declaration	**April 16, 2009**	April 17, 2008	April 19, 2007
Dividend per share	**₱0.25**	₱0.53	₱0.37
Total dividends	**₱0.7 billion**	₱1.5 billion	₱1.0 billion
Date of record	**May 15, 2009**	May 16, 2008	May 18, 2007
Date of payment	**June 10, 2009**	June 12, 2008	June 14, 2007

Stock Dividends
CAI
In 2004, CAI's BOD approved the declaration of stock dividends amounting to ₱310.0 million. Pending the filing of the application for an increase in authorized capital stock, such transaction was recorded under Stock Dividends to be Issued account in the equity section of the consolidated statement of financial position of CAI. With the approval of the increase in authorized capital stock by the Philippine Civil Aeronautics Board (CAB) and SEC in 2007, Stock Dividends to be issued amounting to ₱310.0 million was transferred to common stock. The SEC approved the issuance of the stock dividend on November 19, 2008.



On September 22, 2008, CAI's BOD and stockholders approved further the issuance of ₱2.2 billion stock dividends to all stockholders as of August 31, 2008 to be issued and paid for out of the unrestricted retained earnings as of December 31, 2007 and reversed restricted retained earnings. Stock dividend of ₱20.0 per share was declared, of which ₱19.0 per share or ₱2.1 billion was recorded under Capital Paid-in Excess of Par Value account in the equity section of the consolidated statement of financial position of CAI.

Treasury Shares

The Parent Company has outstanding 98.1 million treasury shares amounting to ₱721.8 million as of December 31, 2009, 2008 and 2007, respectively, restricting the Parent Company from declaring an equivalent amount from unappropriated retained earnings as dividends.

Minority Interest

Below is the rollfoward of minority interest:

	2009	2008	2007
Beginning balance	**₱19,750,489,997**	₱22,611,043,424	₱20,939,662,481
Total comprehensive income:			
Net income (loss) attributable to minority interest	**3,222,164,474**	108,136,860	2,755,837,627
Other comprehensive income attributable to minority interest:			
Net gain (loss) on AFS investments	**767,937,224**	(717,804,732)	–
Cumulative translation adjustments	**(14,273,905)**	11,956,763	(89,298,948)
	753,663,319	(705,847,969)	(89,298,948)
	3,975,827,793	(597,711,109)	2,666,538,679
Cash dividends paid to minority interest	**(468,346,673)**	(1,154,401,939)	(1,023,229,385)
Purchase of subsidiaries' treasury shares	**(1,256,286,392)**	(1,107,382,344)	–
Adjustment on subscription receivables	**(264,928,699)**	–	–
Effect of restatement	–	(1,058,035)	–
Increase in minority interest	–	–	25,334,091
Minority interest arising on business combination	–	–	2,737,558
	₱21,736,756,026	₱19,750,489,997	₱22,611,043,424

On October 22, 2009, RLC's BOD approved the creation and implementation of a share buyback program allotting up to ₱1.0 billion to reacquire a portion of RLC's issued and outstanding common shares, representing approximately 3.1% of current market capitalization. As of December 31, 2009, the Parent Company bought 5,592,600 shares at a cost of ₱69.0 million.

On December 8, 2009, the URC's BOD also approved the purchase of 81.5 million of its common shares through the share buy-back program at ₱14.0 per share or a total consideration of ₱1.1 billion. The purchase increased the outstanding treasury shares to 156.6 million shares, equivalent to 7.0% of its outstanding shares.



28. Banking Revenue

This account consists of:

	2009	2008	2007
Interest income (Note 29)	**₱1,015,457,670**	₱893,811,640	₱1,078,198,958
Service fees and commission income	**87,313,733**	80,989,653	67,050,668
Trading and securities gains	**32,077,313**	64,141,499	232,046,247
	₱1,134,848,716	₱1,038,942,792	₱1,377,295,873

29. Interest Income

This account consists of:

	2009	2008	2007
Interest income from finance receivables (Note 11)	**₱782,668,377**	₱632,833,880	₱539,018,847
Interest income from investments in financial assets at FVPL (Note 9)	**763,101,361**	975,740,956	1,466,296,640
Interest income from AFS investments (Note 10)	**417,368,572**	141,142,865	167,175,554
Interest income from cash in banks and cash equivalents (Note 7)	**355,886,207**	929,522,995	1,131,383,006
Interest income from installment contract receivables (Note 11)	**111,115,924**	358,094,035	490,174,138
Others	**149,176,726**	370,758,717	612,268,679
	₱2,579,317,167	₱3,408,093,448	₱4,406,316,864

Interest income are included in the following accounts in the statement of comprehensive income as follows:

	2009	2008	2007
Finance income	**₱1,563,859,497**	₱2,514,281,808	₱3,328,117,906
Bank revenue (Note 28)	**1,015,457,670**	893,811,640	1,078,198,958
	₱2,579,317,167	₱3,408,093,448	₱4,406,316,864

30. Other Operating Income

This account consists of:

	2009	2008	2007
Dividend income	**₱152,951,456**	₱140,824,885	₱129,223,295
Gain (loss) on sale of financial assets at FVPL and AFS investments	**37,584,955**	(19,652,106)	321,227,238
Trading gain (loss) - net	**21,139,842**	(161,755,710)	(276,046,484)
Others - net (Notes 17 and 45)	**(8,479,043)**	1,417,705,031	2,367,805,823
	₱203,197,210	₱1,377,122,100	₱2,542,209,872



31. Cost of Sales and Services

This account consists of:

	2009	2008	2007
Raw materials used (Note 12)	**₱31,322,026,530**	₱34,274,389,846	₱24,363,783,162
Direct labor	**1,900,284,484**	1,431,188,529	1,154,455,191
Overhead cost	**8,342,982,808**	7,608,973,979	7,741,783,975
Total manufacturing cost	**41,565,293,822**	43,314,552,354	33,260,022,328
Work-in-process	**42,205,137**	10,437,162	24,373,340
Cost of goods manufactured	**41,607,498,959**	43,324,989,516	33,284,395,668
Finished goods	**1,397,900,529**	(489,736,141)	(892,616,946)
Cost of sales	**43,005,399,488**	42,835,253,375	32,391,778,722
Cost of services	**21,397,612,878**	21,393,495,712	14,900,063,645
Cost of sales and services	**₱64,403,012,366**	₱64,228,749,087	₱47,291,842,367

Overhead costs are broken down as follows:

	2009	2008	2007
Depreciation and amortization	**₱2,935,345,517**	₱2,531,924,713	₱1,961,883,234
Utilities and rental	**2,627,422,993**	2,661,428,438	3,476,250,942
Repairs and maintenance	**1,108,490,964**	934,802,885	758,007,719
Personnel expenses	**1,071,950,477**	982,110,545	889,728,989
Royalties	**106,148,087**	180,813,016	139,860,471
Handling and delivery charges	**92,264,695**	79,681,007	63,003,674
Research and development	**50,164,915**	41,140,269	26,527,246
Others	**351,195,160**	197,073,106	426,521,700
	₱8,342,982,808	₱7,608,973,979	₱7,741,783,975

Cost of services is broken down as follows:

	2009	2008	2007
Air transportation	**₱14,420,146,122**	₱13,937,810,300	₱9,493,992,791
Real estate	**4,130,396,012**	5,095,048,762	3,161,439,198
Telecommunications	**1,656,424,753**	1,101,731,262	845,739,173
Hotel operations	**905,875,298**	947,524,345	922,025,081
Banking (Notes 22 and 26)	**284,770,693**	311,381,043	476,867,402
	₱21,397,612,878	₱21,393,495,712	₱14,900,063,645



32. General and Administrative Expenses

This account consists of:

	2009	2008	2007
Depreciation and amortization (Notes 16, 17 and 34)	**₱5,919,988,775**	₱4,845,429,256	₱7,253,196,277
Advertising and promotions	**4,684,653,656**	3,845,844,046	3,074,669,940
Personnel expenses (Note 33 and 38)	**3,847,491,311**	3,339,772,517	3,004,805,083
Outside services	**2,958,754,744**	2,683,641,957	2,228,838,652
Rent	**1,845,901,252**	1,515,600,729	1,312,946,176
Aircraft and engine lease	**1,723,886,536**	1,062,847,730	434,531,843
Utilities and supplies	**1,575,470,942**	1,235,932,054	1,086,304,082
Repairs and maintenance	**1,045,304,107**	942,488,156	884,560,905
Travel and transportation	**742,775,714**	713,165,914	695,790,792
Taxes, licenses and fees	**742,357,852**	645,769,724	656,787,800
Sales commission	**381,451,055**	431,056,608	368,481,681
Insurance	**292,655,630**	250,628,704	238,745,900
Communication	**215,751,517**	203,098,602	184,446,489
Entertainment, amusement and recreation (Note 39)	**167,827,423**	172,143,735	161,160,360
Others	**1,114,411,178**	820,980,102	1,081,978,145
	₱27,258,681,692	₱22,708,399,834	₱22,667,244,125

Others
Other expenses include royalties, donation and contribution and membership and subscription dues.

33. Personnel Expenses

Personnel expenses consist of:

	2009	2008	2007
Salaries and wages	**₱5,221,280,381**	₱4,732,749,441	₱3,867,047,149
Other employee benefits	**1,236,815,812**	958,269,251	1,042,960,526
Pension expense (Note 38)	**176,123,665**	41,835,144	275,707,138
	₱6,634,219,858	₱5,732,853,836	₱5,185,714,813

The breakdown of personnel expenses follows:

	2009	2008	2007
General and administrative expenses (Note 32)	**₱3,847,491,311**	₱3,339,772,517	₱3,004,805,083
Cost of sales and services (Note 31)	**2,786,728,547**	2,393,081,319	2,180,909,730
	₱6,634,219,858	₱5,732,853,836	₱5,185,714,813



34. Depreciation and Amortization

The breakdown of depreciation and amortization on property, plant and equipment, investment properties, deferred subscriber acquisition and retention costs, biological assets and intangible assets follows:

	2009	2008	2007
General and administrative expenses (Note 32)	**₱5,919,988,775**	₱4,845,429,256	₱7,253,196,277
Cost of sales and services (Note 31)	**5,898,671,982**	5,015,258,286	4,004,233,686
	₱11,818,660,757	₱9,860,687,542	₱11,257,429,963

35. Impairment Losses and Others

This account consists of:

	2009	2008	2007
Provision for impairment losses on receivables (Note 11)	**₱765,594,017**	₱396,279,058	₱287,395,954
Realized loss on AFS investments (Notes 10 and 37)	**247,812,797**	11,674,554	–
Inventory obsolescence and market decline (Note 12)	**60,223,436**	419,171,122	62,540,947
	₱1,073,630,250	₱827,124,734	₱349,936,901

36. Financing Costs and Other Charges

This account consists of:

	2009	2008	2007
Interest expense	**₱6,029,448,280**	₱5,714,212,456	₱6,223,235,631
Dividends on preferred shares	**174,417,813**	253,991,250	255,818,906
Bank charges and others	**106,058,862**	65,033,698	63,757,701
	₱6,309,924,955	₱6,033,237,404	₱6,542,812,238

The Group's interest expense is incurred from the following:

	2009	2008	2007
Long-term debt (Note 24)	**₱4,514,944,346**	₱3,533,787,411	₱4,183,859,101
Short-term debt (Note 24)	**949,601,373**	1,690,028,395	1,597,772,525
Advances from affiliates	**244,974,361**	183,924,472	159,649,271
Accretion of ARO (Note 26)	**145,303,741**	102,852,875	98,904,634
Others	**174,624,459**	203,619,303	183,050,100
	₱6,029,448,280	₱5,714,212,456	₱6,223,235,631

Others include interest expense on amortization of discount on deposits from lessees amounting to ₱68.6 million in 2009, ₱60.6 million in 2008 and ₱119.0 million in 2007 (Note 26).



37. Components of Other Comprehensive Income

Below is the composition of the Group's 'Other comprehensive income':

	2009	2008	2007
Cumulative translation adjustments	**(₱95,351,176)**	(₱36,438,689)	(₱1,726,326,514)
Net gain (loss) on AFS investments (Note 10):			
Net changes in fair value during the period	**2,062,731,907**	(2,677,776,416)	681,873,687
Reclassification adjustment included in the profit or loss arising from:			
Disposal of AFS investments	**(28,096,952)**	(99,769,988)	(232,046,247)
Permanent decline in fair value	**247,812,797**	11,674,554	–
	2,282,447,752	(2,765,871,850)	449,827,440
Net gain (loss) from cash flow hedge (Note 8):			
Net changes in fair value of derivatives taken to other comprehensive income	**201,547,165**	(899,284,256)	–
Amounts transferred to profit or loss	**266,623,369**	33,614,393	–
	468,170,534	(865,669,863)	–
Net unrealized gain (loss) on AFS investments of associates and joint ventures (Note 10)	**2,758,591**	(1,398,003)	–
	₱2,658,025,701	(₱3,669,378,405)	(₱1,276,499,074)

The income tax effects relating to comprehensive income are as follow:

		2009	
	Before tax	**Tax Benefit**	**Net of tax**
AFS investments of Parent Company and subsidiaries	**₱2,280,276,552**	**₱2,171,200**	**₱2,282,447,752**
Net movement on cash flow hedge	**468,170,534**	–	**468,170,534**
Cumulative translation adjustments	**(95,351,176)**	–	**(95,351,176)**
Net unrealized gain on AFS investments on associates and joint ventures	**2,758,591**	–	**2,758,591**
	₱2,655,854,501	**₱2,171,200**	**₱2,658,025,701**

		2008	
	Before tax	Tax Benefit	Net of tax
AFS investments of Parent Company and subsidiaries	(₱2,768,086,928)	₱2,215,078	(₱2,765,871,850)
Net movement on cash flow hedge	(865,669,863)	–	(865,669,863)
Cumulative translation adjustments	(36,438,689)	–	(36,438,689)
Net unrealized loss on AFS investments on associates and joint ventures	(1,398,003)	–	(1,398,003)
	(₱3,671,593,483)	₱2,215,078	(₱3,669,378,405)



	2007		
	Before tax	Tax Expense	Net of tax
AFS investments of Parent Company and subsidiaries	₱466,695,041	(₱16,867,601)	₱449,827,440
Cumulative translation adjustments	(1,726,326,514)	–	(1,726,326,514)
	(₱1,259,631,473)	(₱16,867,601)	(₱1,276,499,074)

38. Employee Benefits

Pension Plans

Except for URC and RLC (included in 'Others'), the Parent Company and certain consolidated subsidiaries have unfunded, noncontributory, defined benefit pension plans covering substantially all of their regular employees. The plans provide for retirement, separation, disability and death benefits to its members. The benefits are based on a defined formula with minimum lump-sum guarantee of 22.5 days pay per year of service.

URC has a funded, noncontributory defined benefit pension plan covering all its regular employees. The pension fund is being administered and managed by certain stockholders as trustees. URC, however, reserves the right to discontinue, suspend or change the rates and amounts of its contributions at any time on account of business necessity or adverse economic conditions.

The latest actuarial valuation reports of the pension plans were made as follows:

Entity	Date of Actuarial Valuation Report
RLC and Subsidiaries	June 30, 2009
JGSPC	-do-
URC and Subsidiaries	-do-
Parent Company	-do-
Digitel and Subsidiaries	-do-
CAI	-do-
JGSCMC	-do-
RSBC	-do-

Total pensions assets and liabilities recognized in the consolidated statements of financial position follow:

	2009	2008	2007
Pension assets (Note 21)	**₱141,018,200**	₱243,810,600	₱92,534,300
Pension liabilities (Note 26)	**465,556,610**	422,094,477	368,739,750

The amounts recognized as pension liabilities follow:

	2009	2008	2007
Present value of defined benefit obligation	**₱526,194,596**	₱379,041,001	₱336,173,450
Fair value of plan assets	**(60,559,560)**	(57,568,490)	(104,000)
Unfunded status	**465,635,036**	321,472,511	336,069,450
Unrecognized actuarial losses (gains)	**(78,426)**	100,621,966	32,670,300
Pension liabilities at end of year	**₱465,556,610**	₱422,094,477	₱368,739,750



URC's pension assets for its pension plans follow:

	2009	2008	2007
Present value of funded obligation	**₱1,038,335,900**	₱1,113,492,800	₱934,438,200
Fair value of plan assets	**1,354,691,200**	1,341,210,300	1,218,540,900
Funded status	**316,355,300**	227,717,500	284,102,700
Unrecognized actuarial losses (gains)	**(122,990,200)**	16,093,100	92,534,300
Asset to be recognized in the consolidated statements of financial position	**193,365,100**	243,810,600	376,637,000
Less asset not recognized due to limit	**52,346,900**	–	284,102,700
Net plan assets	**₱141,018,200**	₱243,810,600	₱92,534,300
Asset limit to be recognized in the consolidated statements of financial position	**₱141,018,200**	₱243,810,600	₱92,534,300
Net plan assets in excess of the asset ceiling limit (not recognized in the consolidated statements of financial position)	**₱52,346,900**	₱–	₱284,102,700

Asset limits to be recognized in the consolidated statements of financial position were determined as follows:

	2009	2008	2007
(a) Retirement asset	**₱141,018,200**	₱243,810,600	₱376,637,000
(b) Asset ceiling limit			
i. Unrecognized actuarial losses	**(122,990,200)**	16,093,100	92,534,300
ii. Present value of available reduction in future contributions	**316,355,300**	227,717,500	–
Limit	**193,365,100**	243,810,600	92,534,300
Lower of (a) and (b)	**₱141,018,200**	₱243,810,600	₱92,534,300

Movements in the fair value of plan assets follow:

	2009		
	URC	**Others***	**Total**
Balance at beginning of year	**₱1,341,210,300**	**₱57,568,490**	**₱1,398,778,790**
Expected return on plan assets	**73,766,600**	**3,166,100**	**76,932,700**
Actual contributions	**–**	**6,652,020**	**6,652,020**
Benefits paid	**(66,676,400)**	**(6,839,120)**	**(73,515,520)**
Actuarial gains	**6,390,700**	**12,070**	**6,402,770**
Balance at end of year	**₱1,354,691,200**	**₱60,559,560**	**₱1,415,250,760**
Actual return on plan assets	**₱67,616,000**	**₱–**	**₱–**

* *Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

	2008		
	URC	Others*	Total
Balance at beginning of year	₱1,218,540,900	₱104,000	₱1,218,644,900
Expected return on plan assets	67,019,700	188,000	67,207,700
Actual contributions	76,877,100	54,549,754	131,426,854
Benefits paid	(16,115,800)	(5,149,506)	(21,265,306)
Actuarial gains (losses)	(5,111,600)	7,876,242	2,764,642
Balance at end of year	₱1,341,210,300	₱57,568,490	₱1,398,778,790
Actual return on plan assets	₱61,908,100	₱–	₱–

* *Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*



	2007		
	URC	Others*	Total
Balance at beginning of year	₱1,162,943,500	₱–	₱1,162,943,500
Expected return on plan assets	81,406,000	19,000	81,425,000
Actual contributions	–	1,822,500	1,822,500
Benefits paid	(7,614,900)	(1,989,000)	(9,603,900)
Actuarial gains (losses)	(18,193,700)	251,500	(17,942,200)
Balance at end of year	₱1,218,540,900	₱104,000	₱1,218,644,900
Actual return on plan assets	₱63,212,300	₱–	₱–

* *Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

There are no reimbursement rights recognized as a separate asset as of December 31, 2009, 2008 and 2007.

The overall expected rate of return on assets is based on the market expectations prevailing on that date, applicable to the period over which the obligation is to be settled.

Net plan assets consist of the following:

	2009			
	URC		**Others***	
	Amount	**%**	**Amount**	**%**
Cash	**₱32,634**	**–**	**₱179,754**	**0.30**
Receivables (Note 41)	**1,512,183,064**	**111.63**	**66,922,515**	**110.50**
Liabilities (Note 41)	**(157,524,498)**	**(11.63)**	**(6,542,709)**	**(10.80)**
	₱1,354,691,200	**100.00**	**₱60,559,560**	**100.00**

* *Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

	2008			
	URC		Others*	
	Amount	%	Amount	%
Cash	₱76,906,537	5.73	₱178,754	0.31
Receivables (Note 41)	1,395,296,498	104.03	63,236,763	109.85
Liabilities (Note 41)	(130,992,735)	(9.76)	(5,847,027)	(10.16)
	₱1,341,210,300	100.00	₱57,568,490	100.00

* *Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

	2007			
	URC		Others*	
	Amount	%	Amount	%
Cash	₱27,090	–	₱104,000	100.00
Receivables (Note 41)	1,351,241,612	110.89	–	–
Liabilities (Note 41)	(132,727,802)	(10.89)	–	–
	₱1,218,540,900	100.00	₱104,000	100.00

* *Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

URC expects to contribute about ₱94.2 million into the pension fund for the year ending 2010.



Changes in the present value of the Group's defined benefit obligations follow:

	2009		
	URC	**Others***	**Total**
Balance at beginning of year	**₱1,113,492,800**	**₱379,041,001**	**₱1,492,533,801**
Current service cost	**32,126,200**	**48,871,988**	**80,998,188**
Interest cost	**92,085,900**	**42,127,835**	**134,213,735**
Benefits paid	**(66,676,400)**	**(30,056,232)**	**(96,732,632)**
Actuarial losses (gains) - net	**(132,692,600)**	**94,460,200**	**(38,232,400)**
Effect of curtailment	**–**	**(8,250,196)**	**(8,250,196)**
Balance at end of year	**₱1,038,335,900**	**₱526,194,596**	**₱1,564,530,496**

** Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

	2008		
	URC	Others*	Total
Balance at beginning of year	₱934,438,200	₱336,173,450	₱1,270,611,650
Current service cost	55,595,900	48,114,200	103,710,100
Interest cost	88,771,600	33,176,267	121,947,867
Past service costs	132,355,700	57,287,960	189,643,660
Benefits paid	(16,115,800)	(9,541,503)	(25,657,303)
Actuarial gains	(81,552,800)	(71,812,373)	(153,365,173)
Effect of curtailment	–	(14,357,000)	(14,357,000)
Balance at end of year	₱1,113,492,800	₱379,041,001	₱1,492,533,801

** Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

	2007		
	URC	Others*	Total
Balance at beginning of year	₱753,987,300	₱492,793,951	₱1,246,781,251
Current service cost	47,374,300	80,215,400	127,589,700
Interest cost	66,350,900	38,478,200	104,829,100
Benefits paid	(7,614,900)	(8,883,350)	(16,498,250)
Actuarial loss (gain) - net	74,340,600	(266,430,751)	(192,090,151)
Balance at end of year	₱934,438,200	₱336,173,450	₱1,270,611,650

** Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

Past service costs recognized in 2008 were brought about by the improvements in the Group's retirement plan.

Components of pension expense (included under 'Personnel expenses' in the 'General and administrative expenses' in the consolidated statements of comprehensive income) follow (Notes 32 and 33):

	2009		
	URC	**Others***	**Total**
Current service cost	**₱32,126,200**	**₱48,871,988**	**₱80,998,188**
Interest cost	**92,085,900**	**42,127,835**	**134,213,735**
Expected return on plan assets	**(73,766,600)**	**(3,166,100)**	**(76,932,700)**
Net actuarial losses (gains) recognized during the year	**53,900,180**	**(9,899,868)**	**44,000,312**
Effect of curtailment	**–**	**(6,155,870)**	**(6,155,870)**
Total pension expense	**₱104,345,680**	**₱71,777,985**	**₱176,123,665**

** Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*



	2008		
	URC	Others*	Total
Current service cost	₱55,595,900	₱48,114,200	₱103,710,100
Interest cost	88,771,600	33,176,267	121,947,867
Expected return on plan assets	(67,019,700)	(188,000)	(67,207,700)
Past service costs	132,355,700	57,287,960	189,643,660
Net actuarial gain recognized during the year	(284,102,700)	(3,883,683)	(287,986,383)
Effect of curtailment	–	(18,272,400)	(18,272,400)
Total pension expense (income)	(₱74,399,200)	₱116,234,344	₱41,835,144

* *Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

	2007		
	URC	Others*	Total
Current service cost	₱47,374,300	₱80,215,400	₱127,589,700
Interest cost	66,350,900	38,478,200	104,829,100
Expected return on plan assets	(81,406,000)	(19,000)	(81,425,000)
Net actuarial loss recognized during the year	111,492,900	13,220,438	124,713,338
Total pension expense	₱143,812,100	₱131,895,038	₱275,707,138

* *Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

The assumptions used to determine pension benefits of the Group follow:

	2009		2008		2007	
	URC	**Others***	URC	Others*	URC	Others*
Retirement age	**60**	**60**	60	60	60	60
Average remaining working life (in years)	**12**	**5 to 19**	12	7 to 20	11	5 to 24
Discount rate	**9.8%**	**11.2%**	8.3%	8.0% to 17.6%	9.5%	9.5% to 10.2%
Salary rate increase	**5.5%**	**5.5% to 7.5%**	5.5%	4.0% to 7.5%	7.0%	6.8% to 7.0%
Expected rate of return on plan assets	**5.0%**	**5.0%**	8.3%	5.5%	5.5%	5.5%

**Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

Amounts for the current annual period and previous three annual periods are as follows:

	2009		2008		2007		2006	
	URC	**Others***	URC	Others*	URC	Others*	URC	Others*
Defined benefit obligation	**₱1,038,335,854**	**₱526,194,596**	₱1,113,492,800	₱379,041,001	₱934,438,200	₱336,173,450	₱753,987,300	₱492,793,951
Plan assets	**1,354,691,166**	**60,559,560**	1,341,210,300	57,568,490	1,218,540,900	104,000	1,162,943,500	–
Deficit (surplus)	**(₱316,355,312)**	**₱465,635,036**	(₱227,717,500)	₱321,472,511	(₱284,102,700)	₱336,069,450	(₱408,956,200)	₱492,793,951
Experience adjustments on:								
Plan assets	**6,390,700**	**12,070**	(5,111,600)	7,876,242	(18,193,700)	251,500	7,867,500	–
Plan liabilities	**(7,144,800)**	**(81,239,100)**	(176,556,600)	(3,194,328)	78,783,300	81,519,200	(181,622,700)	10,494,100

* *Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*



39. Income Tax

Provision for (benefit from) income tax consists of:

	2009	2008	2007
Current	**₱1,060,271,191**	₱812,001,097	₱864,273,049
Deferred	**156,958,705**	(1,133,829,817)	2,447,764,773
	₱1,217,229,896	(₱321,828,720)	₱3,312,037,822

Republic Act (RA) No. 9337

RA No. 9337, *An Act Amending National Internal Revenue Code*, provides that the RCIT tax rate shall be 35% until December 31, 2008. Starting January 1, 2009, the RCIT rate shall be 30%. Interest expense allowed as a deductible expense is reduced by 42% of interest income subjected to final tax until December 31, 2008. Starting January 1, 2009, interest expense allowed as a deductible expense shall be reduced to 33% of interest income subjected to final tax.

Entertainment, Amusement and Recreation (EAR) Expenses

Current tax regulations define expenses to be classified as EAR expenses and set a limit for the amount that is deductible for tax purposes. EAR expenses are limited to 0.5% of net sales for sellers of goods or properties or 1.0% of net revenue for sellers of services. For sellers of both goods or properties and services, an apportionment formula is used in determining the ceiling on such expenses. The Group recognized EAR expenses (included under 'General and administrative expenses' account in the consolidated statements of comprehensive income) amounting to ₱167.8 million, ₱172.1 million and ₱161.2 million in 2009, 2008 and 2007, respectively (Note 32).

Components of the Group's net deferred tax assets (included in the 'Other noncurrent assets' account in the statement of financial position) follow (Note 21):

	2009	2008	2007
Deferred tax assets on:			
Allowance for impairment losses on receivables and property, plant and equipment	**₱209,277,605**	₱67,604,066	₱15,861,798
Unrealized foreign exchange loss	**136,969,338**	34,185,863	72,909
MCIT carryforward	**83,925,491**	11,282,299	–
Unfunded profit sharing	**28,052,997**	28,052,997	33,831,706
NOLCO	**19,781,840**	43,473,973	–
Unfunded pension benefits	**7,934,803**	7,059,090	5,164,577
Difference between cost and net realizable value of inventories	–	40,714,157	–
Others	**85,888,320**	1,485,325	219,463
	571,830,394	233,857,770	55,150,453
Deferred tax liabilities on:			
Unrealized profit on excess of market value over cost of biological assets	**(113,140,800)**	–	–
Unrealized foreign exchange gain	**(52,573,674)**	(162,446)	–
Pension assets	**(42,305,460)**	–	–
Unamortized capitalized interest	**(5,405,230)**	–	–
Mark-to-market gain	–	–	(16,867,601)
Others	**(2,145,228)**	(11,306,942)	–
	(215,570,392)	(11,469,388)	(16,867,601)
Net deferred tax asset	**₱356,260,002**	₱222,388,382	₱38,282,852



Components of the Group's net deferred tax liabilities reported in the statement of financial position follow:

	2009	2008	2007
Deferred tax assets on:			
NOLCO	**₱608,173,270**	₱267,563,942	₱589,533,377
Allowance for impairment losses on receivables and property, plant and equipment	**580,408,976**	669,235,183	1,013,119,866
Unfunded pension benefits	**100,622,293**	90,736,234	108,316,443
Allowance for impairment on investment on joint venture	**74,836,000**	74,836,000	87,309,077
MCIT carryforward	**30,713,763**	39,806,000	38,266,423
Foreign subsidiaries	**15,302,886**	235,973,362	210,782,925
Unrealized foreign exchange loss	–	14,840,765	93,592,484
Others	**734,473,884**	498,017,680	391,167,819
	2,144,531,072	1,891,009,166	2,532,088,414
Deferred tax liabilities on:			
Unamortized capitalized interest	**(2,320,476,084)**	(1,954,272,913)	(1,867,670,005)
Unrealized foreign exchange gain	**(2,039,341,479)**	(2,527,052,719)	(3,772,148,251)
Excess of financial GP over taxable GP	**(928,632,483)**	(813,255,926)	(1,020,933,051)
Mark-to-market gain	**(222,573,617)**	(578,084,069)	(1,127,675,368)
Double depreciation	**(194,506,665)**	–	–
Unrealized profit on excess of market value over cost of hog markets	–	(84,100,082)	(96,885,333)
Others	**(1,823,008,350)**	(1,146,972,107)	(1,103,835,539)
	(7,528,538,678)	(7,103,737,816)	(8,989,147,547)
Net deferred tax liabilities	**(₱5,384,007,606)**	(₱5,212,728,650)	(₱6,457,059,133)

Certain subsidiaries did not recognize any deferred tax assets on the following temporary differences on account of the subsidiaries' respective ITH. In addition, management of these subsidiaries believes that they may not be able to generate sufficient taxable income that will be available to allow all or part of the deferred tax assets to be realized. Details of unrecognized deferred tax assets follow:

	2009	2008	2007
Allowance for impairment losses on receivables	**₱3,314,992,604**	₱774,157,516	₱541,880,363
NOLCO	**1,664,787,447**	3,640,598,177	3,314,338,740
Accretion of ARO	**390,887,699**	441,929,645	349,919,112
Unearned revenue	**120,074,015**	400,246,717	469,542,730
Accrued pension costs	**117,428,797**	39,649,880	27,235,760
Unrealized foreign exchange losses	**105,048,810**	91,903,519	–
Allowance for inventory obsolescence	**63,998,836**	19,460,277	13,075,507
Accrued rent	**50,069,017**	212,769,224	151,493,310
MCIT	**23,283,968**	792,775	15,489,900
Depreciation of ARO	**15,872,348**	52,907,827	26,439,967
Prepaid rent	**1,448,078**	–	–
Derivative liability	–	1,914,314,461	–
Allowance for credit losses	–	3,055,025	–
	₱5,867,891,619	₱7,591,785,043	₱4,909,415,389



Reconciliation between the Group's statutory income tax rate and the effective income tax rate follows:

	2009	2008	2007
Statutory income tax rate	**30.00%**	35.00%	35.00%
Tax effects of:			
Equity in net earnings of affiliates	**(8.33)**	92.18	(3.82)
Nontaxable income	**3.52**	(84.25)	3.50
Effect of unrecognized deferred tax assets	**(0.13)**	(49.95)	0.31
Income subjected to lower tax rates	**(3.38)**	48.73	(3.68)
Board of Investments (BOI) tax credits and others	**(2.99)**	34.89	(9.44)
Nondeductible interest expense	**1.42**	(18.18)	1.55
Others	**(10.74)**	(22.95)	(1.15)
Effective income tax rate	**9.37%**	35.47%	22.27%

40. Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing the net income (loss) for the year attributable to common shareholders divided by the weighted average number of common shares outstanding during the year (adjusted for any stock dividends).

The following table reflects the net income (loss) and share data used in the basic/dilutive EPS computations:

	2009	2008	2007
Net income (loss) applicable to equity holders of the Parent Company	**₱8,545,641,600**	(₱693,666,085)	₱8,614,002,139
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	6,797,191,657
Basic/dilutive earnings (loss) per share	**₱1.26**	(₱0.10)	₱1.27

In calculating basic earnings (loss) per share amounts for the discontinued operations, the weighted average number of common shares to be used is the same as the weighted average number of common shares used in the basic earnings (loss) per share computation as shown in the table above. The following table provides the profit figure used as the numerator:

	2009	2008	2007
Net loss attributable to equity holders of the Parent Company from a discontinued operation for basic EPS calculations (Note 45)	**₱–**	₱–	(₱195,184,252)

There were no potential dilutive common shares in 2009, 2008 and 2007.



41. Related Party Transactions

In addition to the related party information disclosed elsewhere in the financial statements, these were the following significant related party transactions which were carried out in the normal course of business on terms that prevail in arm's length transactions during the financial year:

Related Party	Relationship	FinancialStatement Account	2009	2008	2007
DIGITEL	Subsidiary	Due from related parties	**₱ 10,632,605,703**	₱ 11,004,739,856	₱ 15,339,560,652
		Unquoted debt security	**1,113,863,484**	1,074,421,547	875,126,908
DMPI	-do-	Due from related parties	**12,813,624,653**	9,155,815,355	–
JGSCL	-do-	Due from related parties	**10,881,184,266**	9,142,536,034	9,179,364,880
JGSPC	-do-	Due from related parties	**4,647,329,016**	2,707,862,193	2,581,865,471
JGSPL	-do-	Due from related parties	**1,492,768,406**	972,354,425	1,152,555,405
RLC	-do-	Due to related parties	**2,521,885,000**	–	–
RLC	-do-	Due from related parties	**–**	1,068,273,937	1,113,864,756
EHI	-do-	Due from related parties	**644,732,113**	656,804,113	613,963,613
CAI	-do-	Due from related parties	**44,795,390**	58,500,403	1,450,146,640
JGSCMC	-do-	Due to related parties	**80,855,490**	–	–
		Due from related parties	**–**	108,460,388	82,953,227
LMI	-do-	Due to related parties	**1,027,539,166**	1,018,363,933	511,895,675
JGSCS	-do-	Due to related parties	**3,880,093,978**	4,186,393,023	3,835,778,573
URC	-do-	Due to related parties	**353,032,457**	749,016,518	371,992,344
Others	-do-	Due from related parties	**2,962,299,903**	3,045,489,995	446,853,134
	-do-	Due to related parties	**2,225,349,801**	1,270,147,700	1,836,196,213

Interest and other income earned on transactions with related parties amounted to ₱719.0 million in 2009 and ₱796.1 million in 2008. Interest expense incurred amounted to ₱298.0 million in 2009 and ₱183.9 million in 2008.

The Parent Company has signed various financial guarantee agreements with third parties for the short-term and long-term loans availed by its subsidiaries as discussed in Note 24 to the consolidated financial statements. The Group has entered into transactions with associates and other related parties principally consisting of sales, purchases, advances and reimbursement of expenses, regular banking transactions and management and administrative service agreements. The Parent Company has also subscribed to bonds issued by Digitel.

Intercompany transactions between the parent company and its subsidiaries are eliminated in the accompanying consolidated financial statements.

Related party transactions which are not eliminated follow:

	2009	2008	2007
Due from related parties (Note 11)	**₱1,920,475,472**	₱2,077,687,618	₱1,576,380,867
Due to related parties (Notes 22 and 26)	**3,064,271,835**	2,034,858,283	2,434,542,441

The compensation of the Group's key management personnel by benefit type follows:

	2009	2008	2007
Short-term employee benefits	**₱1,358,733,794**	₱1,211,562,136	₱1,001,291,022
Post-employment benefits	**48,692,974**	71,912,721	60,077,461
	₱1,407,426,768	₱1,283,474,857	₱1,061,368,483

There are no agreements between the Group and any of its directors and key officers providing for benefits upon termination of employment, except for such benefits to which they may be entitled under the Group's pension plans.



As of December 31, 2009, 2008 and 2007, URC's plan assets include amounts due to URC totaling ₱157.5 million, ₱131.0 million and ₱132.7 million, respectively (Note 38). The Group's plan assets also include amounts due from JGSHI totaling ₱1.5 billion, ₱1.4 billion and ₱1.4 billion, respectively (Note 38). Due from JGSHI included in URC's plan assets are short-term in nature and pays interest at the prevailing market rate.

42. Registration with Government Authorities/Franchise

Certain operations of consolidated subsidiaries are registered with the BOI as preferred pioneer and non-pioneer activities, and are granted various authorizations from certain government authorities. As registered enterprises, these consolidated subsidiaries are subject to some requirements and are entitled to certain tax and non-tax incentives which are considered in the computation of the provision for income tax.

CAI

In 1991, pursuant to RA No. 7151, CAI was granted a franchise to operate air transportation services, both domestic and international. In August 1997, the Office of the President of the Philippines gave CAI the status of official Philippine carrier to operate international services. In September 2001, the CAB issued the permit to operate scheduled international services and a certificate of authority to operate international charters.

In December 14, 2005, CAI was registered with BOI as a new operator of air transport on a non-pioneer status. Under the terms of the registration, CAI is entitled to certain fiscal and non-fiscal incentives, including among others, ITH for a period of four years from January 9, 2007 or actual start of commercial operations, whichever is earlier but in no case earlier than the date of registration. The ITH incentives shall be limited only to revenues generated from the registered air transport services. CAI can avail of bonus years in certain specified cases but the aggregate ITH availment (basic and bonus years) shall not exceed eight years.

In September 28, 2007, the BOI has approved the amendment of CAI's registration to include additional new aircraft purchased and leased in 2008.

In December 19, 2007, CAI was given by BOI an extension of one year or up to December 31, 2008 to fully comply with the requirement under its BOI registration to increase its paid-up capital to at least ₱5.3 billion. As of December 31, 2008, CAI has fully complied with the required paid-up capital.

In June 4, 2008, CAI was registered with the BOI as a new operator of air transport services involving the acquisition of 13 brand new aircrafts on a non-pioneer status. Under the terms of the registration and subject to certain requirements, CAI is entitled to certain fiscal and non-fiscal incentives, including among others, an ITH for a period of four years beginning on January 2010. CAI can avail of bonus years in certain specified cases but the aggregate ITH availment (regular and bonus years) shall not exceed eight years. Among the requirements by the BOI is for CAI to increase its authorized and paid-up capital by at least ₱1.4 billion on or before availment of ITH in 2010.

Prior to the grant of the ITH and in accordance with its franchise:

1. CAI was subject to franchise tax of five percent of the gross revenue derived from air transportation operations. For revenues earned from activities other than air transportation, CAI was subject to regular corporate income tax and to tax on real property.



2. In the event that any competing individual, partnership or corporation received and enjoyed tax privileges and other favorable terms which tended to place CAI at any disadvantage, then such provisions shall have been deemed by the fact itself of CAI's tax privileges and shall operate equally in favor of CAI. Hence, for purposes of computing the corporate income tax, CAI depreciated its assets to the extent of not more than twice as fast as the normal rate of depreciation, paid the lower of the franchise tax and the corporate income tax and carried over as a deduction from taxable income any net loss incurred in any year up to five years following the year of such loss.

In December 2008, CAI was registered as locator of Clark International Airport Corporation, as Clark Freeport Zone (CFZ) enterprise, and committed to provide air transportation services both domestic and international for passengers and cargoes at the Diosdado Macapagal International Airport. The said registration is valid for one year effective from December 9, 2008 until December 8, 2009. Pursuant to Section 2 of RA No. 9400, the Company must comply with Section 5 of Executive Order No. 716, Series of 2008 dated April 3, 2008 in order to avail and continuously enjoy the incentives, rights and privileges, as follows:

a. CFZ shall be operated and managed as a separate territory ensuring the free flow or movement of goods and capital equipment within, into and exported out of the CFZ as well as provide incentives such as tax and duty-free importation of raw materials and capital equipment.
b. The provision of existing laws, rules and regulations to the contrary notwithstanding, no national and local taxes shall be imposed on registered enterprise within CFZ. In lieu of the said taxes, a five percent tax on gross income earned shall be paid.

URC and Subsidiaries
Under the terms of their respective registrations, the following consolidated subsidiaries of URC are entitled to the following fiscal and non-fiscal incentives:

Universal Robina Sugar Milling Corporation (URSUMCO or the Company)
On April 2, 2008, URSUMCO's BOD approved the change of the name of the Company from Universal Robina Sugar Milling Corporation to Bio-Resource Power Generation Corporation. As of that date, the BOD and stockholders also approved the change in principal business of the Company to acquire, construct, equip, lease, maintain and operate, work systems, turbines, boilers, poles, pole wires, conduit, ducts, subway and all kinds of mechanical and electrical equipment necessary for the production (using sugar cane and/or its by products as basic raw materials) supply, distribution and sale of electricity for light, heat and power and any other use to which electricity may be generated and applied. The SEC approved the change in corporate name and principal business of the company on May 26, 2008.

Bio-Resource Power Generation Corporation is registered with the BOI as pioneer status under the Omnibus Investments Code of 1987 otherwise known as Executive Order No. 226. Under the terms of its registration, the Company shall be entitled to certain incentives such as: (a) additional deduction from taxable income of fifty percent (50%) on wages subject to certain terms and conditions; (b) employment of foreign nationals; (c) importation of consigned equipment for a period of ten (10) years from the date of registration subject to certain terms and conditions; (d) exemption from taxes and duties on imported spare parts and suppliers for certain producers; and (e) other non-fiscal incentives that may be applicable.

Southern Negros Development Corporation (SONEDCO)
In November 2005, SONEDCO was registered with the BOI as a new producer of refined sugar and its by-product (molasses) on a pioneer status.



Under the terms of the registration and subject to certain requirements, SONEDCO is entitled to the following fiscal and non-fiscal incentives: (a) ITH for a period of six years from November 2006; (b) additional deduction from taxable income on wages subject to certain terms and conditions; (c) employment of foreign nationals; (d) tax credits on taxes and duties on raw materials and supplies used in the manufacture of export products and forming parts thereof for ten years from start of commercial operations; (e) simplification of customs procedures for the importation of equipment, spare parts, raw materials and supplies; (f) access to CBMW subject to Customs' rules and regulations provided firm exports are at least 70% of production output; (g) exemption from wharfage dues and any export tax, duty, impost and fees; (h) importation of consigned equipment for a period of ten years from date of registration; and (i) exemption from taxes and duties on imported spare parts and consumable supplies for exports producers with CBMW exporting at least 70% of production.

In 2005, the sugar milling and refining operations of URSUMCO and SONEDCO were transferred to URC in line with the Group's rationalization of operations. Accordingly, the BOI registrations of these operations, including the incentives granted, have also been transferred to URC.

CFC Clubhouse Property, Inc. (CCPI)
In June 2005, CCPI was registered with the BOI as a new producer of printed flexible packaging materials on a non-pioneer status, and as a new producer of PET bottles on a non-pioneer status.

Under the terms of the registration and subject to certain requirements, CCPI is entitled to the following fiscal and non-fiscal incentives: (a) ITH for a period of four years from April 2007 (as a new producer of printed flexible packaging materials) and from January 2007 (as a new producer of PET bottles); (b) additional deduction from taxable income on wages subject to certain terms and conditions; (c) employment of foreign nationals; (d) tax credits on taxes and duties on raw materials and supplies used in the manufacture of export products and forming parts thereof for ten years from start of commercial operations; (e) simplification of customs procedures for the importation of equipment, spare parts, raw materials and supplies; (f) access to CBMW subject to Customs' rules and regulations provided firm exports are at least 70% of production output; (g) exemption from wharfage dues and any export tax, duty, impost and fees; (h) importation of consigned equipment for a period of ten years from date of registration; and (i) exemption from taxes and duties on imported spare parts and consumable supplies for exports producers with CBMW exporting at least 70% of production.

Digitel and DMPI
Digitel is a grantee of various authorizations from the National Telecommunications Commission (NTC) as follows:

1. Certificates of Public Convenience and Necessity (CPCN) to: (a) install, operate, maintain and develop telecommunications facilities in Regions I to V; (b) install, operate and maintain telephone systems/networks/services in Quezon City, Valenzuela City and Malabon, Metro Manila and Tarlac; (c) install, operate and maintain an International Gateway Facility (IGF) in Binalonan, Pangasinan; (d) install, operate and maintain an IGF in Metro Manila; and (e) operate and maintain a National Digital Transmission Network.

2. Provisional Authorities (PAs) to: (a) install, operate and maintain Local Exchange Carrier (LEC) services in the National Capital Region (NCR); (b) construct, install, operate and maintain a nationwide Cellular Mobile Telephone System (CMTS) using Global System for Mobile (GSM) and/or Code Division Multiple Access (CDMA) technology; and (c) install, operate and maintain LEC services in Visayas and Mindanao.



On August 28, 2003, the NTC approved the assignment to DMPI of the PA to construct, install, operate and maintain a nationwide CMTS using GSM and/or CDMA technology.

Digitel is registered with the BOI as an expanding operator of public telecommunications services and IGF-2 on a non-pioneer status with a registered capacity of 786,000 lines covering the areas of Regions I to V and the Cordillera Autonomous Region. Under the terms of its registration, Digitel is entitled to ITH for three to six years on income derived from certain areas, additional deduction of labor expenses for five years but not simultaneous with the ITH, employment of foreign nationals for five years and unrestricted use of consigned equipment. However, Digitel is subject to certain requirements such as: (a) maintaining a base equity of at least 25%, (b) filing of specialized financial reports with the BOI, and (c) the need for prior approval for the (i) issuance of stock convertible into voting stock, (ii) repurchase of its own stock, (iii) investment in extension of loans or purchase of bonds in substantial amount from any enterprise other than those bonds issued by the Philippine government, (iv) expansion of its capacity, with or without incentives, and (v) transfer of ownership or control of Digitel.

Digitel is registered with BOI as a new operator of telecommunications systems on nationwide CMTS-GSM communication network on a pioneer status with a registered capacity of 553,451 lines. Consequently, Digitel became entitled to the following incentives: (a) ITH for six years which is reckoned from January 2003 or from the actual start of commercial operations, whichever comes first, but in no case earlier than the date of registration; provided however, that Digitel has complied with the infusion of the minimum investment cost of ₱1.0 billion not later than four years from the date of its registration. In case of failure to comply with the said investment requirement, BOI shall be constrained to automatically amend the project's status of the registration from a pioneer status (entitled to six years ITH) to a nonpioneer status (entitled to four years ITH). Prior to availment of ITH incentive, Digitel shall submit proof of compliance with the Tree Planting Program of BOI; (b) allowable additional deduction from taxable income of 50 percent of the wages for the first five years from the date of registration, corresponding to the increment in the number of direct labor for skilled and unskilled workers in the year of availment as against the previous year if the project meets the prescribed ratio of capital equipment to number of workers set by BOI of not more than US$10,000 to one worker, and provided that this incentive shall not be availed of simultaneously with the ITH; (c) unrestricted use of consigned equipment; and (d) employment of foreign nationals in technical, supervisory or advisory positions for five years from the date of registration.

On October 10, 2003, the BOI registration was transferred to DMPI subject to the following conditions: (1) submission of a resolution duly approved by the BOD accepting all the terms and conditions imposed by the BOI on registration; (2) start of the period of availment of incentives of DMPI from the date of the registration; and (3) compliance with other requirements/conditions as may be imposed by the BOI. In relation to the incentives from BOI, DMPI is required to maintain a 70:25 debt-to-equity ratio within a specific period as prescribed by BOI.

On December 28, 2005, the NTC awarded a third generation (3G) frequency assignment to DMPI after finding it legally, financially and technically qualified to undertake 3G services. On January 3, 2006, Digitel confirmed its choice of 3G bandwidth with the NTC.

On December 14, 2006, Digitel and DMPI were registered with the BOI as a new operator of infrastructure and telecommunications facilities (i.e., 3G telecommunications system) on a pioneer status with a registered capacity of 378 base transceiver stations (BTS) and 950 BTS, respectively. The acceptance of the terms and conditions of the approval of registration states that Digitel and DMPI reserve the right to appeal entitlement to the ITH through due process after the issuance of the Certificate of Registration. As of December 31, 2009 and 2008, Digitel and DMPI have not filed an appeal for ITH entitlement under the new registration.



Under the terms of the registration, Digitel and DMPI are entitled to the following fiscal and non-fiscal incentives: (a) for the first five years from the date of registration, Digitel and DMPI shall be allowed an additional deduction from taxable income of 50% of the wages corresponding to the increment in the number of direct labor for skilled and unskilled workers in the year of availment as against the previous year, if the project meets the prescribed ratio of capital equipment to the number of workers set by BOI of US$10,000 to 1 worker; (b) Digitel and DMPI shall be allowed the employment of foreign nationals in supervisory, technical or advisory positions for a period of five years from date of registration. The president, general manager and treasurer of foreign-owned registered firms or their equivalent shall not be subject to the limitations set in the registration; (c) Digitel and DMPI shall be given tax credit equivalent to the national internal revenue taxes and duties paid on raw materials and supplies and semi-manufactured products used in producing its export product and forming part thereof for ten years from start of commercial operations; (d) Digitel and DMPI shall be entitled to simplification of Customs' procedures for the importation of equipment, spare parts, raw materials and supplies; (e) Digitel and DMPI shall be entitled access to CBMW, subject to Customs' rules and regulations, provided that Digitel and DMPI export at least 70% of the production output; (f) Digitel and DMPI shall be exempted from wharfage dues, any export tax, duty, imposts and fees for a ten-year period from date of registration; (g) Digitel and DMPI shall be allowed importation of consigned equipment for a period of ten years from date of registration, subject to the posting of re-export bond; (h) Digitel and DMPI shall be exempted from taxes and duties on imported spare parts and consumable supplies for export producers with CBMW exporting at least 70% of production; and (i) Digitel and DMPI may also qualify to import capital equipment, spare parts and accessories with exemption on the related duties from date of registration up to June 16, 2011, pursuant to Executive Order No. 528 and its implementing rules and regulations.

Under the specific terms and condition of the BOI registration as a new operator of infrastructure and telecommunications facilities, Digitel and DMPI must increase its subscribed and paid-up capital stock by at least ₱1.6 billion, and must submit proof of compliance prior to availment of incentives.

Digitel and DMPI must also submit to the BOI a quarterly report on actual investments, employment and sales pertaining to the project. Said report will be due within 15 days from end of each quarter, starting on the date of registration. Digitel and DMPI must also submit to the BOI an annual report of its actual investments, taxes paid and employment within 1 month following the end of each fiscal year. Furthermore, Digitel and DMPI must submit a proof of compliance with the Tree Planting Program of the BOI.

DMPI's ITH entitlement will expire on January 1, 2009. Accordingly, beginning January 1, 2009, DMPI will be subject to regular 30% corporate income tax and 2% MCIT.

<u>JGSPC</u>

JGSPC was registered with the BOI on May 24, 1994 as a new domestic producer of PE and PP under the 1987 Omnibus Investment Code with a capacity of 175,000 metric tons of PE and 180,000 metric tons of PP per year. Under this registration, JGSPC is entitled to certain incentives, the more significant of which are: (a) ITH for six years from projected start of commercial operations or actual start of commercial operations whichever comes first; (b) additional deduction for incremental labor expense; (c) tax and duty free importation of capital equipment; (d) tax credit for taxes and duties paid on raw materials used for its export products; (e) exemption from contractor's tax, wharfage due and any export tax, duty, impost and fees; (f) employment of foreign nationals; and (g) unrestricted use of consigned equipment.



Under the said registration, prior approval by the BOI is required relative to, among others, transfer of ownership or control of JGSPC, purchase of treasury shares, issuance of stock convertible into voting stock, substantial investments in, loans to, or purchase of bonds (except Philippine government bonds) from an enterprise, expansion of JGSPC's capacity, and engagement in an undertaking other than the preferred project covered by said registration.

On October 2, 1998, the BOI granted JGSPC's request to move the reckoning date of its ITH incentive from October 1998 to October 2001. This is pursuant to an existing policy on ITH availment of registered enterprises invoking as operational force majeure the Philippine Peso devaluation related to the Asian financial crisis.

RLC and Subsidiaries

Crowne Plaza Galleria Manila

RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "New Operator of Tourist Accommodation Facility (Deluxe Class Hotel - Crowne Plaza Galleria Manila)" on a pioneer status at a capacity of 265 rooms, under Certificate of Registration No. 2006-036 dated March 9, 2006. Under the terms of its registration, RLC is entitled to ITH for a period of six years from the start of commercial operations.

Summit Ridge Hotel

RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "New Operator of Tourist Accommodation Facility (Hotel-Summit Ridge Hotel)" on a pioneer status at a capacity of 108 rooms, under Certificate of Registration No. 2007-139 dated August 6, 2007. Under the terms of its registration, RLC is entitled to ITH for a period of six years from the start of commercial operations.

Gateway Garden Ridge - EDSA

RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "Mass Housing" on a non-pioneer status at a capacity of 292 units, under Certificate of Registration No. 2007-195 dated October 31, 2007. Under the terms of its registration, RLC is entitled to ITH for a period of four years from the start of commercial operations.

Gateway Garden Heights

RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "Mass Housing" on a non-pioneer status at a capacity of 373 units, under Certificate of Registration No. 2007-237 dated December 5, 2007. Under the terms of its registration, RLC is entitled to ITH for a period of four years from the start of commercial operations.

Woodsville Viverde Mansions

RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "Mass Housing" on a non-pioneer status at a capacity of 363 units, under Certificate of Registration No. 2007-204 dated November 9, 2007. Under the terms of its registration, RLC is entitled to ITH for a period of four years from the start of commercial operations.



The Wellington Courtyard
RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "Mass Housing" on a non-pioneer status at a capacity of 56 units, under Certificate of Registration No. 2008-024 dated January 23, 2008. Under the terms of its registration, RLC is entitled to ITH for a period of four years from the start of commercial operations.

East of Galleria
RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "Mass Housing" on a non-pioneer status at a capacity of 459 units, under Certificate of Registration No. 2007-195 dated December 5, 2007. Under the terms of its registration, RLC is entitled to ITH for a period of four years from the start of commercial operations.

Robinsons Cyberpark
RLC is also registered with PEZA (beginning October 1, 2004) as a pioneer enterprise under Section 6 of RA No. 7916, otherwise known as "The Special Economic Zone Act of 1995, as amended, its Implementing Rules and Regulations" and PEZA Board Resolution No. 00-262 dated August 17, 2003, for creating and designating 68,596 square meters of land located at EDSA corner Pioneer Street, Mandaluyong City as an Information Technology Park to be known as The Robinsons Cyberpark. Under the terms of its registration, RLC is entitled to certain tax and nontax incentives which include, among others, a 5.0% special tax regime.

LMI
LMI is registered with the BOI as a non-pioneer export producer of garments and domestic producer of fabric which requires LMI to maintain at all times a minimum of 60% Filipino voting equity and to export at least 50.0% of its products. LMI is also registered with the BOI under the Textile Modernization Program on a preferred nonpioneer status.

As a registered enterprise, LMI is entitled to certain tax incentives provided for under Presidential Decree 1789, as amended by Batas Pampanga Blg. 391. The tax credits earned by LMI under these incentives amounted to ₱45.0 million in 2006.

On October 13, 2006, the Group's BOD approved the cessation of operations of LMI effective at close of business hours on November 30, 2006 (Note 45).

43. Leases

URC
Operating Lease Commitments - Group as Lessee
The URC Group leases land where certain of its facilities are located. The operating lease agreements are for periods ranging from one (1) to five (5) years from dates of the contracts and are renewable under certain terms and conditions. The URC Group's rentals incurred on these leases (included under 'General and administrative expenses' account in the consolidated statements of comprehensive income) amounted to ₱54.3 million, ₱76.9 million and ₱55.0 million in 2009, 2008 and 2007, respectively.



Future minimum lease payments under noncancellable operating leases follow:

	2009	2008	2007
Within one year	**₱17,207,956**	₱16,953,651	14,199,136
After one year but not more than five years	**68,831,823**	67,814,604	59,982,842
	₱86,039,779	₱84,768,255	₱74,181,978

Operating Lease Commitments - Group as Lessor
The URC Group has entered into a one-year renewable, noncancellable lease with various related parties covering certain land and buildings where office spaces are located.

Total rental income earned from investment properties (included under 'Others' in the consolidated statements of comprehensive income) amounted to ₱56.8 million, ₱55.4 million and ₱50.3 million in 2009, 2008 and 2007, respectively. Direct operating expenses (included under 'General and administrative expenses ' in the consolidated statements of comprehensive income) arising from investment properties amounted to ₱0.2 million in 2009, 2008 and 2007.

Future minimum rentals receivable under noncancellable operating leases that are due within one year amounted to ₱57.4 million, ₱55.9 million and ₱50.3 million in 2009, 2008 and 2007 respectively.

RLC
Operating Lease Commitments - Group as Lessee
The RLC Group entered into long-term operating leases of land with lease terms ranging from 25 to 50 years. These leases include clauses to enable escalation of rental charges on the agreed dates. Total rent expense (included under 'General and administrative expenses' account in the consolidated statements of comprehensive income) amounted to ₱156.0 million, ₱159.0 million and ₱156.0 million in 2009, 2008 and 2007, respectively.

Future minimum lease payments under noncancellable operating leases of certain lessee subsidiaries follow:

	2009	2008	2007
Within one year	**₱48,004,527**	₱43,074,198	₱34,694,797
After one year but not more than five years	**202,539,847**	193,571,713	161,315,477
Over five years	**6,306,558,981**	6,363,531,642	6,155,001,711
	₱6,557,103,355	₱6,600,177,553	₱6,351,011,985

Operating Lease Commitments - Group as Lessor
The RLC Group has entered into commercial property leases on its investment property portfolio. These noncancellable leases have remaining lease terms of between 1 and 10 years. All leases include a clause to enable upward revision of the rental charge on an annual basis based on prevailing market conditions. The lease contracts also provide for the percentage rent, which is a certain percentage of actual monthly sales or minimum monthly gross sales, whichever is higher. Total rent income (included under 'Real estate and hotels revenue' account in the consolidated statements of comprehensive income) amounted to ₱5.1 billion, ₱4.4 billion and ₱4.0 billion in 2009, 2008 and 2007, respectively. Total percentage rent recognized as income amounted to ₱1.4 billion, ₱1.2 billion and ₱ 1.2 billion in 2009, 2008 and 2007, respectively.



Future minimum lease receivables under noncancellable operating leases follow:

	2009	2008	2007
Within one year	**₱943,532,729**	₱984,022,565	₱1,747,847,370
After one year but not more than five years	**1,354,524,223**	1,931,090,773	2,038,092,305
Over five years	**71,111,376**	40,517,868	324,681,209
	₱2,369,168,328	₱2,955,631,206	₱4,110,620,884

JGSPC

Operating lease commitments - Group as Lessee

JGSPC has entered into contracts of lease for its Cybergate office and the shuttle bus that transports its employees from Balagtas to Batangas plant. Rental expense (included under 'Cost of sales and services' and 'General and administrative expenses' accounts in the consolidated statements of comprehensive income) charged to operations amounted to ₱10.5 million, ₱11.6 million and ₱11.0 million in 2009, 2008 and 2007, respectively.

Rental expense is distributed as follows:

	2009	2008	2007
Cost of sales and services	**₱4,406,529**	₱5,492,277	₱4,771,241
General and administrative expenses (Note 32)	**6,064,736**	6,129,420	6,210,548
	₱10,471,265	₱11,621,697	₱10,981,789

Future minimum lease payments under the noncancellable lease of the office space follow:

	2009	2008	2007
Within one year	**₱4,739,843**	₱5,462,089	₱5,202,029
After one year but not more than five years	–	4,739,843	10,201,932
	₱4,739,843	₱10,201,932	₱15,403,961

CAI

Operating Aircraft Lease Commitments - Group as Lessee

CAI entered into operating lease agreements with certain leasing companies which cover the following aircraft:

A320 aircraft

The following table summarizes the specific lease agreements on seven Airbus A320 aircraft:

Date of Lease	Lessor	No. of Units	Lease Term
December 23, 2004	CIT Leasing Corporation	2	May 2005 - May 2012 June 2005 - June 2012
April 23, 2007	Celestial Aviation Trading Limited (Celestial Aviation)	1	October 2007 - October 2015
May 29, 2007	CIT Aerospace International	4	March 2008 - March 2014 April 2008 - April 2014 May 2008 - May 2014 October 2008 - October 2014

On March 14, 2008, CAI entered into operating lease agreement with Celestial Aviation for the lease of four additional Airbus A320 aircraft. The lease term is for a period of eight years. CAI expects to begin to take delivery of the four aircraft beginning 2009 of which two were received during the first quarter of 2009.



Boeing 757 aircraft
On August 22, 2001, CAI entered into aircraft operating lease agreements with PALSI, Inc. (PALSI) and Pegasus Aviation IV, Inc. (Pegasus) for the lease of one B757-236 aircraft from each company. The respective lease terms are for a period of seven years. The delivery dates of the aircraft which were leased from Pegasus and PALSI were December 13, 2001 and February 18, 2002, respectively. The lease agreement with Pegasus expired on December 13, 2008.

Under the aforementioned aircraft lease agreements, CAI will pay PALSI and Pegasus monthly maintenance expenses based on billing statements (included in 'Accounts payable' and 'Other accrued liabilities' account in the consolidated statements of financial position) throughout the lease term.

On March 18, 2006, CAI entered into a sub-lease agreement with Air Slovakia for the sub-lease of the two B757-236 aircraft which were leased from PALSI and Pegasus. The sub-lease agreements shall be for a period of two years, one of which expired in December 2008. At the end of the sub-lease term, Air Slovakia, at its own expense, shall redeliver the two aircraft to CAI at the redelivery location. Rent income earned (included under 'General and administrative expenses' account in the consolidated statements of comprehensive income) under the aforementioned sub-lease agreement amounted to ₱131.7 million and ₱204.3 million and ₱210.3 million in 2009, 2008 and 2007, respectively.

Future minimum lease payments under the above-indicated operating aircraft leases follow:

	2009		2008		2007	
	US Dollar	**Philippine Peso Equivalent**	US Dollar	Philippine Peso Equivalent	US Dollar	Philippine Peso Equivalent
Within one (1) year	**US$33,749,946**	**₱1,559,247,483**	US$27,900,136	₱1,325,814,463	US$13,388,040	₱552,658,291
After one (1) year but not more than five (5) years	**118,485,725**	**5,474,040,499**	97,286,394	4,623,049,443	35,594,170	1,469,327,338
Over five (5) years	**25,541,363**	**1,180,010,948**	35,857,829	1,703,964,034	11,293,920	466,213,018
	US$177,777,034	**₱8,213,298,930**	US$161,044,359	₱7,652,827,940	US$60,276,130	₱2,488,198,647

Lease expense relating to aircraft leases (included in General and Administrative Expenses account in the consolidated statements of comprehensive income) amounted to ₱1.7 billion, ₱1.1 billion and ₱434.5 million in 2009, 2008 and 2007, respectively.

Operating Non-Aircraft Lease Commitments
CAI has entered into various lease agreements for its hangar, office spaces, ticketing stations and certain equipment. These leases have remaining lease terms ranging from one to ten years. Certain leases include a clause to enable upward revision of the annual rental charge ranging from 5% to 10%.

Future minimum lease payments under these noncancellable operating leases follow:

	2009	2008	2007
Within one year	**₱92,283,350**	₱76,145,138	₱67,276,365
After one year but not more than five years	**406,896,291**	432,109,782	385,627,425
Over five years	**230,752,642**	280,466,642	346,930,715
	₱729,932,283	₱788,721,562	₱799,834,505

Lease expenses relating to non-aircraft leases (allocated under different expense accounts in the consolidated statements of comprehensive income) amounted to ₱239.7 million, ₱149.2 million and ₱134.1 million in 2009, 2008 and 2007, respectively.



Digitel

Operating Lease Commitments - Group as a Lessee

Digitel leases certain premises for some of its telecommunications facilities and equipment and for most of its business centers and cell sites. The operating lease agreements are for periods ranging from 1 to 30 years from the date of the contracts and are renewable under certain terms and conditions. The agreements generally require certain amounts of deposit and advance rentals, which are shown as part of 'Other current' and 'Other noncurrent assets' accounts in the consolidated statements of financial position. Digitel's rentals incurred on these leases, included under 'General and administrative expenses' account in the consolidated statements of comprehensive income, amounted to ₱1.3 billion, ₱1.2 billion and ₱922.1 million in 2009, 2008 and 2007, respectively.

Future minimum lease payments under these noncancellable operating leases follow (amounts in thousands):

	2009	2008	2007
Within one year	**₱893,270,149**	₱707,477,351	₱603,833,241
After one year but not more than five years	**4,857,427,267**	3,942,456,694	3,388,211,986
Over five years	**3,157,624,336**	3,545,095,921	3,936,845,234
	₱8,908,321,752	₱8,195,029,966	₱7,928,890,461

RSBC

RSBC leases its head office and branch premises for periods ranging from one to five years, renewable upon mutual agreement of both parties. Various lease contracts include escalation clauses, most of which beat annual rent increase ranging from 5.00% to 10.00%. Rent expense recognized by RSBC (included under 'General and administrative expenses' in the consolidated statements of comprehensive income, amounted to ₱61.0 million, ₱54.3 million and ₱49.8 million in 2009, 2008 and 2007, respectively.

Future minimum lease payments under these noncancellable operating leases follow:

	2009	2008	2007
Within one year	**₱42,040,155**	₱51,026,632	₱22,065,608
After one year but not more than five years	**53,848,469**	75,756,522	38,106,589
Over five years	**4,731,106**	8,114,306	484,057
	₱100,619,730	₱134,897,460	₱60,656,254

44. Other Commitments and Contingent Liabilities

RLC

Capital Commitments

RLC has contractual commitments and obligations for the construction and development of investment properties and property and equipment items aggregating ₱3.0 billion, ₱6.1 billion and ₱4.6 billion as of September 30, 2009, 2008 and 2007, respectively. Moreover, RLC has contractual obligations amounting to ₱1.5 billion, ₱2.3 billion and ₱3.1 billion as of September 30, 2009, 2008 and 2007, respectively, for the completion and delivery of real estate units that have been presold.



CAI

Aircraft Purchase Commitments

As of December 31, 2009, the Group has existing commitments to purchase fifteen (15) additional new Airbus A320 aircraft, which are scheduled to be delivered between 2010 and 2014, and one (1) spare engine to be delivered in 2011. As of December 31, 2008 and 2007, the purchase commitment was only ten (10) additional new Airbus A320 aircraft. In 2009, the Group exercised its option to purchase additional five (5) Airbus A320 Aircraft, bringing to fifteen (15) the total Airbus A320 aircraft purchase commitment.

Also in 2007, the Group has commitment to purchase six (6) ATR 72-500 turboprop aircraft and has exercised an option to purchase additional four (4) ATR 72-500 turboprop aircraft. These turboprop aircraft will cater to destinations in the country's smaller airports. The Group has taken delivery of the initial six (6) aircraft in 2008 and the remaining two (2) were received during the first quarter of 2009.

The above-indicated commitments principally relate to the Group's re-fleeting and expansion programs.

Cebu Air, Inc.'s capital expenditure commitments relate principally to the acquisition of aircraft fleet, aggregating to ₱4.3 billion, ₱4.8 billion and ₱1.7 billion as of December 31, 2009, 2008 and 2007, respectively.

JGSPC

JGSPC has an existing technology and licensing agreement with a foreign company covering the construction, manufacture, use and sale of the PP and PE lines. In further consideration for the rights granted to JGSPC, pursuant to the licensing agreement, JGSPC shall pay the foreign company a running royalty fee equivalent to a certain sum for each metric ton of resin sold up to the end of the royalty term.

Royalty expense recognized as part of 'Cost of sales and services' in the consolidated statements of comprehensive income amounted to ₱106.1 million, ₱180.8 million and ₱139.9 million in 2009, 2008 and 2007, respectively (Note 31).

Digitel

Digitel has existing agreements with various telecommunications carriers and operators, local exchange carriers, international exchange carriers, CMTS operators, paging and trunk radio operators, provincial operators and with the Philippine Government to cover the following services:

a. International telecommunications operation services between servicing points in another country where the other party is domiciled and Digitel's terminals servicing points in the Philippines.
b. National and international private leased circuit services on a reciprocal basis between the other party and Digitel in the timely support of services to their respective customers.
c. Internet transport and access services and other telecommunications services that may be introduced from time to time.
d. Interconnection of Digitel's CMTS network with the CMTS, local exchange, inter-exchange and international gateway facilities with the telecommunications network of other domestic telecommunications carriers.



Digitel has a commitment to construct, install, operate and maintain a nationwide CMTS using GSM technology. Prior to the assignment of the PA to DMPI, Digitel entered into a supply agreement with foreign suppliers including their local affiliates for Phases 1 to 4 of the said project. Digitel and DMPI have incurred costs for said project totaling to ₱19.6 billion in 2009 and 2008.

Off-Balance Sheet Items

In the normal course of RSBC's operations, there are various outstanding contingent liabilities and bank guarantees which are not reflected in the accompanying consolidated financial statements. The subsidiary bank does not anticipate material unreserved losses as a result of these transactions.

Following is a summary of RSBC's commitments and contingent liabilities at their equivalent peso contractual amounts:

	2009	2008	2007
Trust and Investment Group accounts	**₱1,184,689,555**	₱969,707,440	₱1,584,775,928
Commitments - foreign currency swap	**464,341,200**	–	–
Late deposit/payment received	**14,468,354**	77,809,849	5,380,773
Domestic standby letters of credit	**5,908,000**	–	12,000,000
Outward bills for collection	**548,036**	547,943	551,787
Items held for safekeeping	**31,629**	32,662	13,654
Other contingent accounts	**46,119**	20,000	–

Others

The Group has various contingent liabilities arising in the ordinary conduct of business from legal proceedings which are either pending decision by the courts, under arbitration or being contested, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual liability under these lawsuits or claims, if any, will not have a material or adverse effect on the Group's financial position and results of operations. The information usually required by PAS 37 is not disclosed on the ground that it can be expected to prejudice the outcome of these lawsuits, claims, arbitration and assessments.

45. Discontinued Operations and Disposal Group Held for Sale

Discontinued Operations

Litton Mills, Inc. (LMI) is a manufacturer, buyer and seller of textiles and fabrics. Premier Printing Company, Inc. (PPCI) is a proprietor and publisher of journals, magazines, books and other literary works and undertakings.

Following are the results of the aforementioned companies which have already ceased their operations in 2007:

		2007	
	LMI	PPCI	Total
Revenue:			
Sales and services:			
Textiles	₱391,957,032	₱–	₱391,957,032
Interest income	642,130	171,044	813,174
Others	96,168,647	–	96,168,647
	488,767,809	171,044	488,938,853

(Forward)



	2007		
	LMI	PPCI	Total
Expenses:			
Cost of sales and services	₱656,531,730	₱–	₱656,531,730
Operating and other expenses	59,035,230	824,743	59,859,973
Financing costs and other charges	1,795,023	–	1,795,023
	717,361,983	824,743	718,186,726
Loss before income tax	(228,594,174)	(653,699)	(229,247,873)
Benefit from income tax	(34,063,621)	–	(34,063,621)
Loss for the period from discontinued operations	(₱194,530,553)	(₱653,699)	(₱195,184,252)

As of December 31, 2007, the major classes of assets and liabilities of LMI and PPCI follow:

	December 31, 2007		
	LMI	PPCI	Total
Assets:			
Cash and cash equivalents	₱6,075,233	₱5,679,152	₱11,754,385
Available-for-sale investments	48,909,802	–	48,909,802
Receivables	135,602,324	5,305,802	140,908,126
Inventories	105,784,828	–	105,784,828
Other current assets	123,608,069	–	123,608,069
Property, plant and equipment (excluding land, land improvements, and buildings and improvements)	231,516,808	–	231,516,808
Other noncurrent assets	129,148,217	–	129,148,217
	780,645,281	10,984,954	791,630,235
Liabilities directly associated with the assets classified as held for sale accounts payable and accrued expenses	(23,006,106)	(426,201)	(23,432,307)
Net assets of disposal group classified as held for sale	₱757,639,175	₱10,558,753	₱768,197,928

Unrealized gain on AFS investments of LMI amounted to ₱22.5 million as of December 31, 2007.

As of December 31, 2009 and 2008, the assets, liabilities and results of operations of LMI and PPCI were consolidated on a line-by-line basis in the consolidated financial statements.

Disposal Group Held for Sale

In May 2008, URC, through Hong Kong Peggy Foods Co., Ltd. (HK Peggy) executed an agreement with Tianjin Hope Shipbuilding Construction Co., Ltd. (Tianjin) and Xinyuda Ocean Engineering (Hong Kong) Co., Ltd. (Xinyuda) to sell all the shares of stock of TPFMC, a 100%-owned subsidiary of the Group, for a total consideration of RMB32.7 million (approximately ₱245.1 million). Accordingly, the assets and liabilities of TPFMC have been presented separately in the consolidated statements of financial position as assets and liabilities of disposal group classified as held for sale.



TPFMC operating results for the years ended December 31, 2009 and 2008 are presented below:

	2009	2008
Interest income	**₱500**	₱7,413,011
Operating and other expenses	**(16,587,447)**	(36,072,977)
Loss for the period from disposal group	**₱16,586,947**	₱28,659,966

The major classes of assets and liabilities classified as held for sale as of September 30, 2009 and 2008 follow:

	2009	2008
Assets:		
Cash and cash equivalents	**₱28,953**	₱57,900
Property, plant and equipment	**97,929,048**	192,063,742
Other assets	**3,018,526**	5,295,219
	100,976,527	197,416,861
Liabilities:		
Accounts payable	**–**	31,536
Due to related parties	**842,831**	8,695,853
	842,831	8,727,389
	₱100,133,696	₱188,689,472

During the year, TPMFC recognized a write down its property held under construction amounting to ₱92.2 million (included under 'Others - net' in the 'Other operating income' account in the consolidated statements of comprehensive income) representing the excess of the recoverable amount over the carrying value of the construction in progress (Note 30).

In December 2009, the remaining transfer price was paid by Tianjin and Xinyuda. The final payment completed the sale transactions of TPFMC. The Group has recognized a gain on disposal of Tianjin amounting to ₱10.6 million included under 'Others -net' in the 'Other operating income' account in the consolidated statements of comprehensive income (Note 30).

46. Business Combinations and Purchase Agreements

The Group engaged in the following business acquisitions and purchase transactions in 2008 and 2007:

Acquisition of South Luzon Greenland, Inc. (SLGI) and Purchase of Assets from NWPI
On March 1, 2007, URC wholly acquired the water business of NWPI for an aggregate amount of approximately US$5.0 million (₱248.9 million).

In connection with the foregoing acquisition, URC's BOD also approved the following: (a) the assignment and purchase from NWPI of the "Hidden Spring" trademark and copyright; (b) the purchase from NWPI of certain buildings/improvements and accessories, plants, machinery, laboratory equipment and furniture; (c) the acquisition of the water source and manufacturing site, through the purchase of all the outstanding shares of stock of SLGI which are owned by NWPI and Nestlé Philippines, Inc. Retirement Fund; (d) the assignment and transfer to URC by NWPI of all of its financial claims from SLGI consisting of shareholder's advances; (e) the purchase from NWPI of its inventory of finished products, raw and packaging materials, the consideration for which is not included in the purchase price mentioned above and shall be determined on closing



date; and (f) the execution of a licensing agreement with Société Des Produits Nestlé S.A., pursuant to which URC shall be licensed to manufacture, promote, distribute and sell, the products carrying the "Nestlé Pure Life" trademark in the Philippines.

SLGI was acquired for an aggregate amount of ₱7.7 million in 2007. The fair values of the identifiable assets and liabilities of SLGI as of the date of acquisition were:

	Fair Value Recorded on Acquisition
Cash	₱565,944
Property and equipment	31,458,905
Other current assets	40,778
Liabilities	(24,398,499)
Total net assets acquired	₱7,667,128
Consideration, satisfied by cash	₱7,667,128

Acquisition of Acesfood

On May 10, 2007, URC acquired the assets and assumed the liabilities of Acesfood for a total consideration of SGD3.0 million (approximately ₱95.3 million), inclusive of costs directly attributable to the acquisition. As a result, URC assumed 96.08% ownership interest in Acesfood.

The fair values of the identifiable assets and liabilities of Acesfood as of the date of acquisition are shown below:

Cash and cash equivalents	₱1,650,389
Receivables	292,491,056
Inventories	62,565,111
Due from affiliates	346,855,240
Trademark (Note 19)	84,014,765
Property, plant and equipment	169,282,889
	956,859,450
Accounts payable and other liabilities	455,442,096
Due to affiliates	210,840,906
Short-term debt	101,686,122
Loans payable	109,104,923
Other current liabilities	10,005,615
	887,079,662
Net assets	69,779,788
Minority interest (3.92%)	(2,737,558)
Total net assets acquired	67,042,230
Goodwill arising on acquisition	28,247,243
Consideration, satisfied by cash	₱95,289,473

The 2007 comparative information has been restated to reflect this adjustment. The decrease in depreciation expense on the property and equipment from the acquisition date to September 30, 2007 amounted to ₱3.1 million.

From May 10, 2007 (the date of acquisition) to September 30, 2007, Acesfood contributed an ₱82.9 million loss to the net income of URC. If the combination had taken place at the beginning of that year, the net income of URC would still have been approximately ₱5.5 billion, as the possible change in net income was not significant.



The fair value and gross amount of the trade receivables amounted to ₱292.5 million. None of the trade receivables have been impaired and it is expected that the full contractual amount can be collected.

The goodwill of ₱28.2 million comprises the fair value of expected synergies arising from the acquisition.

Purchase of Assets from PASSI (Iloilo) Sugar Central, Inc.
On October 3, 2007, URC purchased the manufacturing assets of PASSI (Iloilo) Sugar Central, Inc. (PASSI). Costs incurred by URC that are directly attributable to the purchase amounted to ₱13.9 million, and are included in the cost of the acquisition. PASSI operates two sugar mills with a combined milling capacity of over 8,000 tons of cane per day.

The fair values of the manufacturing assets of PASSI as of the date of acquisition were:

	PASSI 1	PASSI 2	Total
Land	₱247,564,737	₱210,310,206	₱457,874,943
Land improvements	217,352	76,504	293,856
Building	59,858,084	16,572,381	76,430,465
Furniture and fixtures	380	145	525
Machinery and equipment	124,430,246	33,755,071	158,185,317
Transportation equipment	371,386	715,019	1,086,405
Total net assets acquired	₱432,442,185	₱261,429,326	₱693,871,511

Acquisition of Advanson International Pte. Ltd.
On December 14, 2007, URC acquired 1.8 million shares (representing 100.00% ownership) of Advanson International Pte. Ltd. and its wholly owned subsidiary, Jiangsu Acesfood (collectively referred to as Advanson), for an aggregate purchase price of US$1.7 million and RMB2.0 million (approximately ₱61.2 million), respectively, inclusive of costs directly associated with the acquisition.

The fair values of the identifiable assets and liabilities of Advanson as of the date of the acquisition were:

Cash and cash equivalents	₱1,949,608
Due from affiliates	2,581,871
Other receivables	1,820,572
Property, plant and equipment	71,269,328
Other noncurrent assets	8,822,946
	86,444,325
Short term loan	28,666,698
Due to affiliates	344,000
Other liabilities	13,824,939
	42,835,637
Total net assets acquired	43,608,688
Goodwill arising from acquisition	17,579,587
Cash Consideration, satisfied by cash	₱61,188,275

From the date of acquisition, Advanson has contributed a ₱0.1 loss to the net income of URC. If the combination had taken place at the beginning of the year, the net income for the year of URC would have been ₱341.2 million. The impact on the change of income was not significant.



The goodwill of ₱17.6 million comprises the value of expected synergies arising from the acquisition.

Purchase of Assets from GMC
In June 2008, URC entered into a purchase agreement with GMC and with its foreign affiliate, wherein their snack manufacturing assets and certain intangible assets (Note 19) were acquired by URC. GMC is the second largest corn chips manufacturer in the Philippines. It produces and sells corn and wheat-based snacks such as Kornets, Tortillos, and Brew Bud under the "Granny Goose" trademark.

47. Change in Classification and Restatement

The Group has presented a statement of financial position as at December 31, 2007 in compliance with the requirement of the revised PAS 1, which requires an entity to present a statement of financial position at the beginning of the earliest comparative period when it applies an accounting policy retroactively, makes a retroactive application of items in its financial statements, or when it reclassifies items in its financial statements.

Comparative amounts as of December 31, 2008 and 2007 were reclassified for consistency with 2009 presentation including corresponding presentation in the statements of cash flows for the years ended December 31, 2008 and 2007. The table below shows the details of accounts reclassified:

Reclassified from:	Reclassified to:	December 31, 2008	December 31, 2007
a. Investment properties - land	Inventories	₱4,209,914,464	₱3,166,208,801
b. Property, plant and equipment - construction in-progress	Inventories	633,781,001	698,615,012
c. Property, plant and equipment - construction in-progress	Investment properties	2,454,179,853	2,581,129,626
d. Receivables - current	Receivables - noncurrent	3,239,651,073	2,225,621,699
e. Other noncurrent assets	Receivables - noncurrent	1,065,056,253	895,933,081
f. Other current assets	Property, plant and equipment - construction in-progress	491,109,912	695,733,120
Other noncurrent assets	Property, plant and equipment - construction in-progress	2,290,974,180	962,884,771

a. The Group modified classification of Investment properties - Land account which is being developed and is intended for sale in the future to Inventories . Management judges that this classification is preferable because it is consistent with local industry practice, making the Group's consolidated financial statements more comparable.

b. Construction in-progress booked under Property, plant and equipment which was reclassified to Inventories represents condominium units under construction to be consistent with the local industry practice. These properties are intended for sale once the projects are completed.

c. The adoption of the Improvements to PAS 40, *Investment Property* resulted also in reclassification of Property, plant and equipment - construction in - progress account to Investment Properties. These were properties under construction which are for future use of the Group. The Group opted to adopt the improvements restrospectively, thereby adjusting the accounts beginning the earliest consolidated statement of financial position.



d. Installment contract receivables which will be collected beyond one year from statement of financial position date were reclassified from 'Receivables-current' to 'Receivables-noncurrent'.

e. Receivables-noncurrent which were previously reported as part of 'Other noncurrent assets' in the statement of financial position were reclassified as a separate line item in the statement of financial position as 'Receivables-noncurrent'.

f. The Group modified the consolidated statement of financial position classification of pre-delivery payments for the purchase of aircraft from 'Other current assets' and 'Other noncurrent assets' accounts to 'Property, plant and equipment - Construction in-progress' account. Management judges that this classification is preferable because it is consistent with local industry practice, making the Group's consolidated financial statements more comparable.

Allowance for impairment losses on receivables amounting to ₱1.2 billion as of December 31, 2008 and 2007 was previously presented at gross amount of receivables in the notes to the consolidated financial statements. Beginning January 1, 2008, the said receivables amounting to ₱1.2 billion covered by an equivalent amount of allowance for impairment losses is presented as written-off account as previously approved by JGSHI's BOD in 2006.

The reclassifications and restatements did not have any impact to profit and loss accounts.

48. Supplemental Disclosures to Cash Flow Statements

The principal noncash activities of the Group were as follows:

a. Certain accounts of the consolidated statement of financial position were reclassified for consistency including corresponding presentation in the statement of cash flows (Note 47).

b. Movements in the cumulative translation adjustment amounting to ₱81.1 million, ₱36.4 million and ₱1.7 billion in 2009, 2008 and 2007, respectively.

c. In 2008, the Group reclassified certain trading assets from the financial assets at FVPL category to the AFS investments category and from AFS investments category to HTM investments category in the consolidated statements of financial position (Notes 9, 10 and 14).

d. In 2008, the Group reclassified an investment in shares of stock amounting to ₱257.7 million recorded as AFS investment to Investment in associate after determining that the Group has significant influence over the investee company (Note 15).

e. In 2008, the following accounts were transferred to assets of disposal group classified as held for sale after meeting the requirements of PFRS 5:

Assets:	
Cash and cash equivalents	₱57,900
Property, plant and equipment	192,063,742
Other assets	5,295,219
Liabilities:	
Accounts payable	31,536
Due to related parties	8,695,853



49. Subsequent Events

The following events happened subsequent to the statement of financial position date:

a. On October 14, 2009, URC paid a total amount of ₱20.9 million (US$0.4 million) as settlement of its loan to HypoVereinsbank (Note 24).

b. On December 4, 2009, URC's BOD approved a purchase agreement with GMC for the acquisition of a manufacturing plant, land and land improvements, building and building improvements and machinery and equipment for an aggregate purchase price of ₱233.0 million for use in its manufacturing operations.

c. On February 16, 2010, CAI's BOD approved the securities offering of up to125,253,600 common shares from CAI's unissued authorized capital, subject to registration requirements of the SEC. In April 2010, the Group has announced to the public that it has temporarily deferred its securities offering.

   In addition, CAI's BOD approved the Executive Stock Option Plan (ESOP) and Employee Stock Purchase Plan (ESPP), in order to provide a mechanism for eligible employees of CAI to acquire shares, subject to the launch of CAI's securities offering. An aggregate of 20,390,088 common shares from the unissued portion of the authorized capital of CAI shall be allocated for the ESOP and ESPP, which shall consist of 18,390,088 common shares for the ESOP and 2,000,000 common shares for the ESPP.

   The application for approval of ESOP and ESPP was submitted to the SEC on February 18, 2010. No options have been awarded pending approval of the SEC and the launch of CAI's securities offering.

d. On February 25, 2010, the Group notified the SEC about the transaction entered by RSB, which represents the banking segment of the Group, regarding the signing of Share Purchase Agreement with the Royal Bank of Scotland (RBS) Group, plc and the Royal Bank of Scotland N.V. for the sale of the latter's share in RBS (Philippines), Inc. Subject to regulatory approvals, RSB will acquire 99.98% of the total outstanding shares (consisting of 43,681,313 common shares and 310,619,010 preferred shares) of RBSP. RSB shall pay the full amount of the purchase price upon receipt of the required approvals.

50. Approval for the Release of the Financial Statements

The accompanying consolidated financial statements of the Group were authorized for issue by the BOD on April 14, 2010.





SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-2

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY SCHEDULES

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited, in accordance with Philippine Standards on Auditing, the consolidated financial statements of JG Summit Holdings, Inc. and Subsidiaries (the Group) as of December 31, 2009 and for the year then ended included in this Form 17-A and have issued our report thereon dated April 14, 2010. We did not audit the financial statements of United Industrial Corporation Limited (UICL), an associate, as of December 31, 2009 and for the year ended December 31, 2009, which are included in the accompanying consolidated financial statements and whose financial information is summarized in Note 15 to the consolidated financial statements. The investment in UICL, accounted for under the equity method, represents 9.6% of the Group's consolidated assets as of December 31, 2009, while equity in net earnings of an associate represents 22.4% of the consolidated "income before tax and discontinued operations" for the year ended December 31, 2009. The financial statements of UICL were audited by other auditor whose report has been furnished to us and our opinion, insofar as it relates to these amounts included for UICL, is based solely on the report of the other auditor whose opinion is unqualified. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Supplementary Schedules are the responsibility of the Group's management and are presented for purposes of complying with Securities and Exchange Commission (SEC) Securities Regulation Code Rule 68.1 and SEC Memorandum Circular No. 11, Series of 2008, and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

SYCIP GORRES VELAYO & CO.



Vicky B. Lee-Salas
Partner
CPA Certificate No. 86838
SEC Accreditation No. 0115-AR-2
Tax Identification No. 129-434-735
PTR No. 2087542, January 4, 2010, Makati City

April 14, 2010



JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE C - LONG-TERM INVESTMENTS IN SECURITIES (NONCURRENT MARKETABLE EQUITY SECURITIES, OTHER LONG-TERM INVESTMENTS IN STOCK, INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES) DECEMBER 31, 2009

Name of Issuing Entity and Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE	
	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos	Equity in net Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos
First Private Power Corporation	2,200,000	567,598,432	126,639,346	-	(211,838,797)	(13,389,087)	2,200,000	469,009,894
Sterling Holdings & Security Corporation	1,278,798	127,834,069	-	-	-	-	1,278,798	127,834,069
Hunt-Universal Robina Corporation	1,400,000	93,056,645	25,246,000	-	(29,999,912)	-	1,400,000	88,302,733
Cebu Light Industrial Park	600,000	53,113,531	439,205	-	-	-	600,000	53,552,736
United Industrial Corp. Limited	482,366,000	23,606,644,454	2,903,040,251	241,894,752	(497,223,230)	371,738,371	487,180,000	26,626,094,598
Digitel Crossing	-	-	-	-	-	-	-	-
Bayantrade.com, Inc.	9,481,413	373,129	(10,507)	(98,140,328)	-	97,777,706	-	-
Jobstreet.com Philippines, Inc.	5,645,598	14,662,743	24,707,177	-	(8,468,397)	-	5,645,598	30,901,523
Aviation Partnership (Philippines) Corp.	870,125	111,170,482	16,876,347	-	(19,443,595)	-	870,125	108,603,234
SIA Engineering (Philippines) Corp.	2,709,504	266,289,422	(42,350,470)	33,813,500	-	-	2,709,504	257,752,452
Oriental Petroleum and Minerals Corp.	38,808,201,737	304,971,296	34,715,410	-	-	(9,858,786)	38,808,201,737	329,827,920
		25,145,714,203	3,089,302,759	177,567,924	(766,973,931)	446,268,204		28,091,879,159

JG SUMMIT HOLDINGS INC. AND SUBSIDIARIES

SCHEDULE E - PROPERTY, PLANT AND EQUIPMENT
December 31, 2009

Classification	Beginning Balance	Additions	Disposals and Other adjustments	Ending Balance
Land and improvements	P 4,293,690,981	P 244,714,216	P (805,889,406)	P 3,732,515,791
Buildings and improvements	16,851,097,517	861,596,375	424,373,487	18,137,067,379
Machinery and equipment	39,966,043,425	3,023,913,830	130,902,592	43,120,859,847
Telecommunications equipment	43,157,960,583	85,424,313	6,653,682,094	49,897,066,990
Investment in cable systems	758,846,103	-	99	758,846,202
Assets under finance lease	-	-	-	-
Transportation, furnishing and other equipment	7,607,066,619	736,607,677	(484,750,018)	7,858,924,278
Passenger aircraft, flight equipment and others	29,837,257,909	2,795,572,546	(19,159,815)	32,613,670,640
Construction in-progress	45,518,503,156	11,447,787,870	(7,329,458,240)	49,636,832,786
Equipment in-transit	283,315,592	380,767,995	(231,641,847)	432,441,740
	P 188,273,781,885	P 19,576,384,822	P (1,661,941,054)	P 206,188,225,653

JG SUMMIT HOLDINGS INC. AND SUBSIDIARIES

SCHEDULE F - ACCUMULATED DEPRECIATION
December 31, 2009

Classification	Beginning Balance	Depreciation, Amortization and Impairment losses	Disposals and Other adjustments	Ending Balance
Land and improvements	P 825,955,398	P 43,134,944	P (469,924,055)	P 399,166,287
Buildings and improvements	7,454,038,091	676,932,434	(710,332,806)	7,420,637,719
Machinery and equipment	22,948,354,459	2,737,079,386	202,335,412	25,887,769,257
Telecommunications equipment	24,526,391,288	2,836,160,998	20,419,907	27,382,972,193
Investment in cable systems	149,766,575	42,931,921	20	192,698,516
Assets under finance lease	-	-	-	-
Transportation, furnishing and other equipment	5,811,192,614	770,392,761	(800,575,199)	5,781,010,176
Passenger aircraft, flight equipment and others	4,948,558,353	1,917,683,713	(943,282)	6,865,298,784
	P 66,664,256,778	P 9,024,316,157	P (1,759,020,003)	P 73,929,552,932

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE H - LONG-TERM DEBT (NET OF DEBT ISSUANCE COST)
DECEMBER 31, 2009

Name of Issuer and Type of Obligation	Amount Authorized by Indenture	Amount Shown as Current	Amount Shown as Long-term	Remarks
Guaranteed Notes Due 2012	$ 200,000,000	(12,009,340)	P9,223,813,272	
Guaranteed Notes Due 2013	$ 300,000,000	(13,707,863)	11,829,646,659	
Guaranteed Term Loan Facility Due 2013	$ 300,000,000	(48,696,925)	13,783,644,336	
CAI - Export Credit Agency (ECA) Loan		1,469,842,635	12,394,147,309	
CAI - Commercial Loan from Foreign Banks		392,920,973	2,853,215,815	
Hypovereinsbank		790,507,097	395,642,245	
Zero coupon 12% Convertible Bonds Due 2013		-	2,285,096	
Nordic Investment Bank		153,286,321	153,422,574	SEE NOTE BELOW
Nordea Bank		492,019,082	1,543,647,988	
Societe Generale (SG) and Calyon		221,252,946	763,393,455	
Calyon and SG		113,144,333	293,051,495	
Bayerische Hypo-VereinsBank		41,184,302	-	
ING Bank N.V.		1,317,713,165	7,018,121,922	
Hongkong and Shanghai Banking Corp. Ltd.		175,721,570	1,071,679,232	
HypoVereinsbank Term Loan Facilities		20,963,975	-	
Fixed Retail Bonds		(18,061,052)	8,913,511,988	
Fixed Rate Corporate Notes		(7,524,751)	4,286,316,088	
Fixed Corporate Notes Due 2014		(3,839,815)	2,977,951,010	
Philippine Sugar Corporation		6,885,010	33,105,819	
DBP - JBIC Term Loan		115,000,000	-	
Hongkong and Shanghai Banking Corp. Ltd.			2,000,000,000	
Hongkong and Shanghai Banking Corp. Ltd.		-	3,000,000,000	
Retail Bonds			5,000,000,000	
Retail Bonds			5,000,000,000	
		P5,206,601,663	P92,536,596,303	

Notes:
1) *The terms, interest rate, collaterals and other relevant information are shown in the Notes to Consolidated Financial Statements.*
2) *The negative amounts represent debt issuance costs to be amortized the following year.*

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE K - CAPITAL STOCK
DECEMBER 31, 2009

Title of Issue	Number of Shares Authorized	Number of Shares Issued and Outstanding	Number of Shares Reserved for Option Warrants, Conversion and Other Rights	Number of Shares Held by		
				Affiliates	Directors, Officers and Employees	Others
Common Stock at P1 par value	14,850,800,000	6,797,191,657	-	342,340,145	1,768,501,904	4,686,349,608

JG SUMMIT HOLDINGS, INC.

43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

SCHEDULE OF RETAINED EARNINGS AVAILABLE FOR DIVIDEND DECLARATION DECEMBER 31, 2009

Unappropriated retained earnings, as adjusted to available for dividend distribution, beginning	₱24,612,944,004
Less: Net loss actually incurred during the year	
Net loss during the year	388,324,814
Non-actual/unrealized income net of tax	
Benefit from deferred income tax	241,427,954
Fair value adjustments - mark to market gains	8,479,626
Net loss actually incurred during the year	638,232,394
Less:	
Appropriation during the year	15,000,000,000
Dividend declarations during the year	203,915,750
Retained earnings, end available for dividends	₱8,770,795,860

SEC 5

COVER SHEET

1 8 4 0 4 4
SEC Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

1 2 | 3 1
Month *Day*
(Fiscal Year)

1 7 - C
(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

Letter to the PSE regarding the signing by Robinsons Savings Bank of a Share Purchase Agreement with The Royal Bank of Scotland Group plc and the Royal Bank of Scotland N.V.

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **February 26, 2010**
(Date of Report)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. [ ] (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
(Address of principal office)
1600
(Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached a copy of the letter of JG Summit Holdings, Inc. to the Philippine Stock Exchange (PSE) dated February 25, 2010 advising the PSE regarding the signing by Robinsons Savings Bank of a Share Purchase Agreement with The Royal Bank of Scotland Group plc and the Royal Bank of Scotland N.V. for the sale of the latter's shares in RBS (Philippines), Inc.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



February 26, 2010
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/jbb



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

February 25, 2010

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Janet A. Encarnacion
Head, Disclosure Department

Gentlemen:

Please be advised that Robinsons Savings Bank, the banking arm of JG Summit Holdings, Inc., signed a Share Purchase Agreement with The Royal Bank of Scotland Group plc and the Royal Bank of Scotland N.V. for the sale of the latter's shares in RBS (Philippines), Inc. The agreement is still subject to regulatory approvals.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/jbb

Date filed: 13.IV.10 SEC 4
Doc ID: 103072010000474

COVER SHEET


RECEIVED
JUL 2 2010

1 8 4 0 4 4
SEC Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 r d F l o o r , R o b i n s o n s E q u i t a b l e T o w e r , A D B A v e n u e c o r n e r P o v e d a R o a d , O r t i g a s C e n t e r , P a s i g C i t y

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

1 2 | 3 1
Month *Day*
(Fiscal Year)

1 7 - C
(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

Reply to PSE ODiSy letter dated February 25, 2010 regarding additional information on the signing by Robinsons Savings Bank of a Share Purchase Agreement with The Royal Bank of Scotland Group plc and the Royal Bank of Scotland N.V.

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **March 1, 2010**
   (Date of Report)

2. SEC Identification No. **184044**

3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
   (Province, country or other jurisdiction of incorporation)

6. (SEC Use Only)
   Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
   (Address of principal office)
   1600
   (Postal Code)

8. **(632) 633-7631 to 40**
   (Issuer's Tel. No., including area code)

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see attached the following documents:

Annex "A" – Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated February 26, 2010 in response to the PSE ODiSy letter in Annex "B" below.

Annex "B" – ODiSy letter of PSE to the Company dated February 25, 2010 requesting for additional information regarding the disclosure made by the Corporation on the signing of a Share Purchase Agreement by Robinsons Savings Bank with The Royal Bank of Scotland Group plc and Royal Bank of Scotland N.V. for the sale of the latter's shares in RBS (Philippines), Inc.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



March 1, 2010
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/jbb

ANNEX "A"



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

February 26, 2010

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Janet A. Encarnacion
Head, Disclosure Department

Gentlemen:

We refer to your letter dated February 25, 2010 requesting for additional information in connection with the disclosure made by JG Summit Holdings, Inc. (the "Company") on the signing of a share purchase agreement by Robinsons Savings Bank ("RSB") with The Royal Bank of Scotland Group plc ("RBS Group") and Royal Bank of Scotland N.V. ("RBSNV") for the sale of the latter's shares in RBS (Philippines), Inc. ("RBSP").

Please be advised of the following:

a. In line with the vision of the regulatory agencies to strengthen the Philippine banking system and consistent with the positive outlook of RSB on the Philippine economy, this transaction will allow RSB to support the increasing need for financial services in the Philippines.

b. Subject to regulatory approvals, RSB will acquire 99.98% of the total outstanding shares (consisting of 43,681,313 common shares and 310,619,010 preferred shares) of RBSP. RSB shall pay the full amount of the purchase price upon receipt of the required approvals.

c. RBSP is a commercial bank. It was incorporated in 1966 as BA Finance Corp. and was thereafter converted into a thrift bank and renamed BA Savings Bank in 1994. In 1998, it was renamed as Great Savings Bank. ABN AMRO acquired Great Savings Bank in 1999 and renamed the bank as ABN AMRO Savings Bank in 2000. In 2001, ABN AMRO acquired TA Bank (a commercial bank) which was merged with ABN AMRO Savings Bank to form ABN AMRO Bank, Inc. In 2007, ABN AMRO Bank, Inc. was acquired by a consortium which included the RBS Group. It was in 2008 when ABN AMRO Bank, Inc. was renamed as RBSP.



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

d. The total number of shares of RBSP is composed of 43,683,500 common shares and 310,641,564 preferred shares. Its total equity as of December 2009 (in thousand pesos) is P2,750,016.

e. The members of the Board of Directors of RBSP are the following:
Virgilio Z. Goquingco
Danny R. Khursigara
Muhammad Aurangzeb
Leonardo A. Arguelles, Jr.
Robert R. Davis
Corazon R. Estrella

f. There are no material relationships between the Company, RBS Group, RBSNV and RBSP, their directors/officers or any of their affiliates.

g. The completion of the transaction is contingent upon regulatory approvals.

Due to the confidentiality provisions agreed upon with the other parties and considering that the transaction is still subject to regulatory approval, we are unable to provide you with any other additional information on the said acquisition of shares.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"



ODiSy

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

Company : **JG SUMMIT HOLDINGS, INC.**

Attention : **Atty. Rosalinda F. Rivera**
Corporate Secretary

Subject : **Share Purchase Agreement by Robinsons Savings Bank with The Royal Bank of Scotland Group plc and Royal Bank of Scotland N.V.**

Date : **February 25, 2010**

Gentlemen:

We write with respect to JG Summit Holdings, Inc.'s ("JGS" or the "Company") disclosure dated February 25, 2010, in connection with the signing of Share Purchase Agreement by Robinsons Savings Bank ("RSB") with The Royal Bank of Scotland Group plc ("RBS Group") and Royal Bank of Scotland N.V. ("RBSNV") for the sale of the latter's shares in RBS (Philippines), Inc. ("RBSP").

In relation thereto, we would like to request for additional information including, but not limited to, the following:

a.) Rationale for the transaction including the benefits which are expected to be accrued to the Company
b.) Terms and conditions of the transaction
   1. Number of shares to be acquired, with percentage and ratio to the total outstanding shares of RBSP; price per share and aggregate acquisition price
   2. The principle followed in determining the amount of consideration
   3. Terms of payment/settlement method
c.) Background of RBSP:
   1. Date of incorporation and description of business
   2. Subsidiaries and affiliates, major projects and investments
   3. Ownership structure: (*Below is the suggested format*)

Principal Shareholders	*Number of shares*	%

   4. Capital structure
   5. Board of Directors and principal officers

d.) Any material relationship between the Company, RBS Group, RBSNV and RBSP, their directors/officers or any of their affiliates/associates
e.) Timetable for effectivity of the transaction
f.) Condition/s precedent to the closing of the transaction
g.) Any other information necessary to enable an investor to make an informed investment decision.

We shall appreciate receiving your response on the foregoing matter via ODiSy no later than the end of business hours tomorrow, February 26, 2010, so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,



CHRISTINA MARIE C. FORTES
Specialist, Disclosure Department

Noted by:



JANET A. ENCARNACION
Head, Disclosure Department

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 r d F l o o r , R o b i n s o n s E q u i t a b l e T o w e r , A D B A v e n u e c o r n e r P o v e d a R o a d , O r t i g a s C e n t e r , P a s i g C i t y

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

1 2 / 3 1
Month *Day*
(Fiscal Year)

1 7 - C
(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

Reply to the PSE OdiSy letter dated March 29, 2010 regarding the news article entitled "JG Summit boosts expansion budget to P30 B, may revive naphtha project"

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **March 30, 2010**
(Date of Report)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
(Address of principal office)
1600
(Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A"- Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated March 29, 2010 in response to the PSE ODiSy letter in Annex "B" below.

Annex "B"- ODiSy letter of PSE to the Company dated March 29, 2010 requesting the Company to confirm and/or clarify the information contained in the news article in Annex "C" below.

Annex "C"- News article entitled "JG Summit boosts expansion budget to P30 B, may revive naphtha project" which appeared in the March 27, 2010 issue of the Manila Bulletin.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



March 30, 2010
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

ANNEX "A"



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

March 29, 2010

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Janet A. Encarnacion
Head, Disclosure Department

Gentlemen:

We refer to your letter dated March 29, 2010 requesting us to clarify and/or confirm the information contained in the news article entitled "JG Summit boosts expansion budget to P30 B, may revive naphtha project" published in the March 27, 2010 issue of the *Manila Bulletin*. The article reported in part that:

> *"JG Summit Holdings, Inc., the holding company of the Gokongwei Group of Compaies (sic), will boost its budget for expansion this year to more than P30 billion ($658 million), a record for the company that owns the second- largest Philippine builder. JG Summit, which also owns the nation's biggest snackfood- maker and its No. 2 airline Cebu Pacific, will expand its bank unit and may revive a plan to build the country's first naphtha cracker plant, President Lance Gokongwei said in an interview in Manila... Digital Telecommunications Philippines Inc., a provider of fixed-line and mobile-phone services owned by JG Summit, has been apportioned 12 billion pesos to upgrade its network capacity to serve 20 million subscribers, he said. Robinsons Land Corp., a builder of malls, offices and homes, will spend P7 billion while Cebu Air Inc., which plans to hold an initial share sale in April, has budgeted for P7 billion to expand its fleet, Gokongwei said. Universal Robina Corp., a maker of bottled ice tea and corn-based snacks, has a budget of between P3 billion to P4 billion, 60 percent of which will be used to expand its food and beverage ventures outside of the Philippines, Gokongwei said. Universal Robina and Robinsons Land will boost dividend payments and should resume this year their "normal dividend policy," he said."*

We confirm that the above-mentioned statements were made in an interview by Mr. Lance Y. Gokongwei, President and Chief Operating Officer of JG Summit Holdings, Inc.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"



ODiSy

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

Company	:	**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Atty. Rosalinda F. Rivera** **Corporate Secretary**
Subject	:	**"JG Summit boosts expansion budget to ₱30 B, may revive naphtha project"**
Date	:	**March 29, 2010**

Gentlemen:

We write with respect to the attached news article entitled "JG Summit boosts expansion budget to ₱30 B, may revive naphtha project" published in the March 27, 2010 issue of the *Manila Bulletin*. The article reported in part that:

> JG Summit Holdings Inc., the holding company of the Gokongwei Group of Compaies *(sic)*, will boost its budget for expansion this year to more than ₱30 billion ($658 million), a record for the company that owns the second- largest Philippine builder. JG Summit, which also owns the nation's biggest snackfood- maker and its No. 2 airline Cebu Pacific, will expand its bank unit and may revive a plan to build the country's first naphtha cracker plant, President Lance Gokongwei said in an interview in Manila.... Digital Telecommunications Philippines Inc., a provider of fixed-line and mobile-phone services owned by JG Summit, has been apportioned 12 billion pesos to upgrade its network capacity to serve 20 million subscribers, he said. Robinsons Land Corp., a builder of malls, offices and homes, will spend ₱7 billion while Cebu Air Inc., which plans to hold an initial share sale in April, has budgeted for ₱7 billion to expand its fleet, Gokongwei said. Universal Robina Corp., a maker of bottled ice tea and corn-based snacks, has a budget of between ₱3 billion to ₱4 billion, 60 percent of which will be used to expand its food and beverage ventures outside of the Philippines, Gokongwei said. Universal Robina and Robinsons Land will boost dividend payments and should resume this year their "normal dividend policy," he said.

We would like to seek clarification and/or confirmation of the above-quoted news article. In view thereof, please make a full, fair, accurate and timely disclosure on the foregoing matter **via ODiSy before 11:00 a.m. today, March 29, 2010,** so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,



FRANCE ALEXANDRA M. DU
Specialist, Disclosure Department

Noted by:



JANET A. ENCARNACION
Head, Disclosure Department

ANNEX "C"

JG Summit boosts expansion budget to ₱30 B, may revive naphtha project

By **IAN C. SAYSON**
and **CECILIA YAP**
(Bloomberg News)

JG Summit Holdings Inc., the holding company of the Gokongwei Group of Compaies, will boost its budget for expansion this year to more than ₱30 billion ($658 million), a record for the company that owns the second- largest Philippine builder.

JG Summit, which also owns the nation's biggest snackfood- maker and its No. 2 airline Cebu Pacific, will expand its bank unit and may revive a plan to build the country's first naphtha cracker plant, President Lance Gokongwei said in an interview in Manila.

JGS Summit's banking arm Robinsons Bank is expanding into commercial banking with its acquisition of the banking license and operations

(Cont'd on page B-6)

JG Summit...

(Cont'd from page B-1)

in the country of the Royal Bank of Scotland (RBS) following the latter's restructuring after being taken over by the British government. "All the businesses we're in right now have a lot of growth opportunities," Gokongwei said Friday night. "There's no lack of opportunity in what we have."

Digital Telecommunications Philippines Inc., a provider of fixed-line and mobile-phone services owned by JG Summit, has been apportioned 12 billion pesos to upgrade its network capacity to serve 20 million subscribers, he said.

Robinsons Land Corp., a builder of malls, offices and homes, will spend ₱7 billion while Cebu Air Inc., which plans to hold an initial share sale in April, has budgeted for ₱7 billion to expand its fleet, Gokongwei said.

Universal Robina Corp., a maker of bottled ice tea and corn-based snacks, has a budget of between ₱3 billion to ₱4 billion, 60 percent of which will be used to expand its food and beverage ventures outside of the Philippines, Gokongwei said.

Universal Robina and Robinsons Land will boost dividend payments and should resume this year their "normal dividend policy," he said.

SEC3

COVER SHEET


SEC MAIL
RECEIVED
PROCESSING
JUL 2 2010
CASH. D.C.
193
SECTION

1 8 4 0 4 4

SEC Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 r d F l o o r , R o b i n s o n s E q u i t a b l e T o w e r , A D B A v e n u e c o r n e r P o v e d a R o a d , O r t i g a s C e n t e r , P a s i g C i t y

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary

(Contact Person)

633-7631 to 40

(Company Telephone Number)

1 2 | 3 1

Month *Day*
(Fiscal Year)

1 7 - C

(Form Type)

Second Thursday of June

Month *Day*
(Annual Meeting)

Disclosure Statement

"JG Summit 2009 Consolidated Net Income Surges 1,332% to ₱8.55 Billion"

N/A

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.



SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **April 20, 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**   **1600**
   (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. NA
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please find attached a disclosure statement issued by JG Summit Holdings, Inc. dated April 19, 2010 regarding "JG Summit 2009 Consolidated Net Income Surges 1,332% to ₱8.55 Billion".

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

April 20, 2010
(Date)



Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd



JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

19 April 2010

Securities and Exchange Commission
Attention: Corporation and Finance Department
SEC Building, EDSA
Mandaluyong City

Philippine Stock Exchange
Attention: Ms. Janet A. Encarnacion
Head, Disclosure Department
4F PSE Center, Exchange Road
Ortigas Center, Pasig City

Subject: **JG SUMMIT 2009 CONSOLIDATED NET INCOME SURGES 1,332% TO ₱ 8.55 BILLION**

Gentlemen:

JG Summit's reported consolidated net income showed an increase of 1,332% from a net loss of ₱ 0.69 billion to a net income of ₱ 8.55 billion as we recognized gains in mark-to-market valuation in 2009 as financial markets improved from a loss in the previous year. Core earnings before taxes for the year ended December 31, 2009, excluding the effects of foreign exchange and mark-to-market gains or losses, increased 16.5% from ₱ 9.16 billion to ₱10.68 billion.

Consolidated revenues grew by 9.0% to ₱107.96 billion from last year's ₱ 99.07 billion as most of our subsidiaries posted revenue growth. Consolidated cost of sales and services for the year ended December 31, 2009 barely changed from ₱64.23 billion last year to ₱ 64.40 billion. As a result, consolidated gross income further increased by 25.0%. While consolidated operating expenses increased by 20.4% as a result of a higher level of business activity of food, telecommunications and airline businesses, consolidated operating income increased by a higher 34.6% due to better operating efficiencies that led to improved margins in 2009.

Consolidated EBITDA (operating income adding back depreciation and amortization) for the period, amounted to ₱ 27.04 billion, a 28% improvement from last year's ₱ 21.16 billion due to the strong performance of its subsidiaries.

The Group's financing costs and other charges (net of interest income)incurred for the year ended December 31, 2009 increased by 34.9% from ₱ 3.52 billion to ₱ 4.75 billion due to lower interest income this year partly offset by lower exchange rate used as compared to the year ended December 31, 2008. Provision for income tax increased by 478.2% due to last year's recognition of a net benefit from deferred income tax brought about by the recognition of deferred tax on unrealized foreign exchange and market valuation loss. There was a turnaround as the Group recognized a gain from market valuation from financial investments of ₱ 2.33 billion for the year ended December 31, 2009 from a loss of ₱ 7.14 billion last year.

As a result, consolidated net income attributable to equity holders of the parent significantly increased to ₱ 8.55 billion from a loss of ₱ 0.69 billion last year.

As of December 31, 2009, the Company's balance sheet remains solid, with consolidated assets of ₱ 277.88 billion from ₱ 250.89 billion as of December 31, 2008. Current ratio stood at 1.33x. The Company's indebtedness remained manageable with a gearing ratio of 1.06:1 (total financial debt to equity) and net debt to equity of 0.78:1 as of December 31, 2009. Stockholders' equity increased to ₱ 83.16 billion as of December 31, 2009 from ₱ 72.91 billion at the end of 2008. The Group's capital expenditure in 2009 is ₱ 22.89 billion. Book value per share increased from ₱ 10.73 per share as of December 31, 2008 to ₱ 12.23 per share as of December 31, 2009.

Universal Robina Corporation (URC) registered consolidated net sales and services of ₱ 50.45 billion for the year ended September 30, 2009, 11.0% higher than the revenues recorded in the same period of last year. URC is still the biggest revenue contributor which accounted for about 47% of the Group's revenues in 2009. This was due to the strong performance of the branded consumer foods Philippines and international. Branded consumer group registered ₱39.16 billion in revenues, or an increase of 12.6% year on year, on the back of surging international sales, as well as strong domestic growth. The Agro Industrial Group recorded net sales of ₱5.85 billion, a 4.9% increase from last year brought about by improved sales volumes and selling prices. URC's commodities foods segment's revenues amounted to ₱ 5.45 billion fiscal 2009 up 6.3%, as both our sugar and flour divisions improved its sales.

URC's net income attributable to equity holders of the parent significantly improved by 920.2% to ₱ 3.89 billion from ₱ 381.0 million as it recognized a market valuation gain of ₱ 702 million in fiscal 2009 against the ₱ 2.26 billion market valuation loss in fiscal 2008. URC's net income is the second contributor at about 29% of the Group's net income in 2009. EBITDA likewise increased by 20.5% to ₱ 7.69 billion from ₱ 6.38 billion in 2008.

Cebu Air, Inc. (Cebu Pacific) generated gross revenues of ₱23.31 billion for the year ended December 31, 2009, an 18.4% increase over last year's ₱19.68 billion brought about by its continuous expansion of its route and flight network, additional passenger and cargo traffic and significantly increased ancillary revenues. This accounted for about 22% of the Group's revenues in 2009 and is the second biggest revenue contributor of the Group. Correspondingly, costs and operating expenses increased from ₱17.95 billion last year to ₱20.15 billion.

Net income for the year ended December 31, 2009 posted ₱ 3.26 billion compared to a net loss of ₱ 3.26 billion for the same period last year. Cebu Pacific is the biggest contributor of the Group's net income which accounted for about 39% in 2009. Cebu Pacific recognized gains from foreign exchange and fuel hedging of ₱ 1.10 billion during the period compared to a loss of ₱ 4.10 billion recorded last year. EBITDAR (earnings before interest, taxes, depreciation and amortization and rent expenses) increased by 56.9% to ₱ 6.81 billion in 2009 from ₱ 4.34 billion last year.

Robinsons Land Corporation (RLC) posted a net profit of ₱ 3.27 billion in fiscal year ending September 30, 2009, an increase of 3.8% from last year's ₱ 3.15 billion due to better performance of malls, offices and the recognition of a gain from an interest swap transaction pertaining to the ₱ 2 billion RLC bond. This accounted for about 23% of the Group's net income in 2009. Despite the slight decrease of revenues from ₱ 10.67 in fiscal 2008 to ₱ 10.50 billion, pre-tax profits still grew by 14% due to better cost control management and improved margins. The office buildings and commercial divisions posted at about 26% and 14% revenue growth rates, respectively. However, residential and housing divisions revenues declined by approximately 20% due to lower construction completion while hotels declined by about 9% due to the global travel slowdown. RLC consolidated revenues contributed to about 10% of the Group's revenues in 2009. EBITDA stood at ₱ 5.95 billion, about 12% higher than last year's ₱ 5.32 billion.

Digital Telecommunications Philippines Inc. (DIGITEL) generated consolidated service and non-service revenues for the year ended December 31, 2009 of ₱ 14.02 billion, a 23.5% growth over same period last year. This accounted for about 13% of the Group's revenues. The increase was largely due to the significant revenue growth of approximately 40% in the wireless segment driven by the growth in subscribers fueled by the introduction of more affordable and innovative products. However, wireline voice communication service revenues dropped by about 10% due to lower international and domestic tolls and local exchange partially offset by the growth of ADSL products which registered a 23% increase over the same period last year. Wireline data communication service revenues amounted to ₱ 431.1 million in 2009, higher by 20.4% against last year's ₱ 358.1 million due to the increase in domestic data and Internet services through its IP VPN services new subscriptions.

Digitel significantly improved its net income to ₱ 259.7 million in 2009 from a net loss of ₱ 1.98 billion in 2008 due to the increase in revenue and positive impact of foreign exchange in 2009.

JG Summit Petrochemicals Corporation's (JGSPC) revenue for the year ended September 30, 2009 declined to ₱ 6.14 billion from ₱ 9.28 billion last year due to lower production brought about by the global economic crisis. Operating expenses decreased significantly by 96.7% due to the reversal of impairment losses on inventory and receivables amounting to ₱ 220.8 million. Net loss decreased by 24.1% from ₱ 673.80 million to ₱ 511.10 million as foreign exchange loss decreased during the year from ₱ 295.27 million last year to ₱ 89.56 million this year.

Robinsons Savings Bank (RSB) generated net earnings of ₱ 202.81 million for the year ended December 31, 2009, a 41.2% growth from last year's net income of ₱ 143.59 million. The increase is mainly due to higher interest income recorded this year from ₱ 893.81 million last year to ₱ 1.02 billion this year. As of December 31, 2009, total resources amounted to ₱ 16.89 billion from last year's ₱ 12.71 billion. Loans increased to ₱ 8.23 billion from last year's ₱ 7.06 billion, deposit liabilities increased to ₱ 14.09 billion this year compared to ₱ 8.58 billion last year.

Very truly yours,



B.J. Sebastian
Chief Information Officer
SVP – JG Summit

SEC 3

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 r d F l o o r , R o b i n s o n s E q u i t a b l e T o w e r , A D B A v e n u e c o r n e r P o v e d a R o a d , O r t i g a s C e n t e r , P a s i g C i t y

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary

(Contact Person)

633-7631 to 40

(Company Telephone Number)

1 2 3 1

Month *Day*
(Fiscal Year)

1 7 - C

(Form Type)

Second Thursday of June

Month *Day*
(Annual Meeting)

Annual Meeting of the Stockholders of JG Summit Holdings, Inc. – June 28, 2010

N/A

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.


HRAD
Central Receiving and Records Division
MAY 11 2010
BY
RECEIVED SUBJECT TO REVIEW OF
FORM AND CONTENTS

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **May 7, 2010**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please be informed that the Annual Meeting of the Stockholders of JG Summit Holdings, Inc. is proposed to be held on June 28, 2010 at 5:00 p.m. at Ballroom C, D & E in Crowne Plaza Galleria Manila, Ortigas Avenue corner Asian Development Bank Avenue, Quezon City. Only stockholders of record as of May 24, 2010 shall be entitled to notice of the meeting and to vote.

The agenda for the meeting is as follows:

1. **Proof of notice of the meeting and existence of a quorum.**
2. **Reading and approval of the Minutes of the Annual Meeting of the Stockholders held on June 26, 2009.**
3. **Presentation of Annual Report and approval of Financial Statements for the preceding year.**
4. **Approval of the Plan of Merger of Litton Mills, Inc., JG Cement Corporation and Premiere Printing Company, Inc. with and into JG Summit Holdings, Inc.**
5. **Election of Board of Directors.**
6. **Election of External Auditors.**
7. **Ratification of all acts of the Board of Directors and Management since the last annual meeting.**
8. **Consideration of such other matters as may properly come during the meeting.**
9. **Adjournment.**

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

May 7, 2010
(Date)



Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

SEC 3

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 r d F l o o r , R o b i n s o n s E q u i t a b l e T o w e r , A D B A v e n u e c o r n e r P o v e d a R o a d , O r t i g a s C e n t e r , P a s i g C i t y

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary

(Contact Person)

633-7631 to 40

(Company Telephone Number)

1 2 | 3 1

Month *Day*
(Fiscal Year)

1 7 - C

(Form Type)

Second Thursday of June

Month *Day*
(Annual Meeting)

Board approval of the merger of certain companies with and into JG Summit Holdings, Inc.

N/A

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION


HRAD
Central Receiving and Records Division
MAY 11 2010
BY
RECEIVED SUBJECT TO REVIEW OF
FORM AND CONTENTS

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **May 11, 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see attached letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange dated May 7, 2010 regarding the approval by the Board of Directors of the Company of the merger of Litton Mills, Inc., JG Cement Corporation and Premiere Printing Company, Inc. with and into the Company.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

May 11, 2010
(Date)



Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd



JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631 to 40, 240-8801 FAX NO.: 633-9207, 240-9106

May 7, 2010

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Janet A. Encarnacion
Head, Disclosure Department

Gentlemen:

Please be advised that the Board of Directors of JG Summit Holdings, Inc. ("Corporation") has approved the merger of Litton Mills, Inc., JG Cement Corporation and Premiere Printing Company, Inc. with and into the Corporation.

These companies are wholly owned subsidiaries of the Corporation.

The above-described merger is intended to achieve the following objectives:) to integrate administrative processes; b) to enhance operating efficiencies and economies and allow productive usage of resources; and c) to increase financial strength through pooling of resources and attain more favorable financing and credit facilities.

The proposed merger shall be presented for approval at the annual meeting of the stockholders of the Corporation on June 28, 2010.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

US SEC

COVER SHEET


SEC MAIL
RECEIVED
PROCESSING
JUL 2 2010
WASH, D.C.
SECTION

184044
SEC Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

12 31
Month *Day*
(Fiscal Year)

17-C
(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

PDEx approval of listing of bonds

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION


CRRAD
Central Receiving and Records Division
MAY 24 2010
BY
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **May 24, 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see attached letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange dated May 21, 2010 regarding the approval by the Philippine Dealing and Exchange Corp. (PDEx) of the listing of the P9,000,000,000 8.25% fixed rate bonds due November 20, 2014 issued by the Company.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

May 24, 2010
(Date)



Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd



JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

May 21, 2010

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Janet A. Encarnacion
Head, Disclosure Department

Gentlemen:

Please be advised that the Philippine Dealing and Exchange Corp. (PDEx) has approved the listing of P9,000,000,000 8.25% fixed rate bonds due November 20, 2014 issued by JG Summit Holdings, Inc.

The said listing shall be effective May 26, 2010.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

US SEC

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary

(Contact Person)

633-7631 to 40

(Company Telephone Number)

1 2 | 3 1

Month *Day*
(Fiscal Year)

1 7 - C

(Form Type)

Second Thursday of June

Month *Day*
(Annual Meeting)

Clarification of news article "Gokongwei in talks to buy Pure Foods"

N/A

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION


HRAD
Central Receiving and Records Division
MAY 25 2010
BY
RECEIVED SUBJECT TO REVIEW OF FORM AND CONTENTS

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **May 25, 2010**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see the following attached documents:

Annex "A" – Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated May 24, 2010 in response to the PSE ODiSy letter in Annex "B" below.

Annex "B" – PSE ODiSy letter to the Company dated May 24, 2010 requesting for comments and to provide additional information, if any, on the news article in Annex "C" below.

Annex "C" – News article entitled "Gokongwei in talks to buy Pure Foods" posted on the Philippine Daily Inquirer (Internet Edition) on May 24, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

May 25, 2010
(Date)



Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd



ANNEX "A"

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631 to 40, 240-8801 FAX NO.: 633-9207, 240-9106

May 24, 2010

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Janet A. Encarnacion
Head, Disclosure Department

Gentlemen:

We refer to your letter dated May 24, 2010 requesting JG Summit Holdings, Inc. (the "Company") to comment and provide additional information, if any, on the news article entitled "Gokongwei in talks to buy Pure Foods" posted on the Philippine Daily Inquirer (Internet Edition) on May 24, 2010. The article reported in part that:

> *"MANILA, Philippines – The Gokongwei Group is bidding for a majority stake in the country's biggest food company – San Miguel Pure Foods Co. – to complement its consumer food unit under Universal Robina Corp. Two well-placed sources separately confirmed to the Inquirer that JG Summit Holdings Inc., the diversified conglomerate built by tycoon John Gokongwei, was among the groups vying for the right to acquire Pure Foods...."*

Please be informed that the Company is unable to comment on this matter at this time.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

ANNEX "B"



ODiSy

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

Company	:	**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Atty. Rosalinda F. Rivera** Corporate Secretary
Subject	:	**"Gokongwei in talks to buy Pure Foods"**
Date	:	**May 24, 2010**

Gentlemen:

We write with respect to the attached news article entitled "Gokongwei in talks to buy Pure Foods" posted on the *Philippine Daily Inquirer (Internet Edition)* on May 24, 2010. The article reported in part that:

> MANILA, Philippines—The Gokongwei Group is bidding for a majority stake in the country's biggest food company—San Miguel Pure Foods Co.—to complement its consumer food unit under Universal Robina Corp. Two well-placed sources separately confirmed to the Inquirer that JG Summit Holdings Inc., the diversified conglomerate built by tycoon John Gokongwei, was among the groups vying for the right to acquire Pure Foods....

The Exchange would like to seek JG Summit Holdings, Inc.'s ("JGS") comment on the above-quoted news article and provide additional information, if any, **via ODiSy before 9:00 a.m. today, May 24, 2010,** so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,



SHEENA PAULA H. PEDRIETA
Specialist, Disclosure Department

Noted by:



NORBERTO T. MORENO JR.
Assistant Head, Disclosure Department

INQUIRER.net

Inquirer Money / Top Stories

http://business.inquirer.net/money/topstories/view/20100523-271654/Gokongwei-in-talks-to-buy-Pure-Foods

Gokongwei in talks to buy Pure Foods

Strategic fit seen with Universal Robina

By Doris Dumlao
Philippine Daily Inquirer

Posted date: May 23, 2010

MANILA, Philippines—The Gokongwei Group is bidding for a majority stake in the country's biggest food company—San Miguel Pure Foods Co.—to complement its consumer food unit under Universal Robina Corp.

Two well-placed sources separately confirmed to the Inquirer that JG Summit Holdings Inc., the diversified conglomerate built by tycoon John Gokongwei, was among the groups vying for the right to acquire Pure Foods.

San Miguel group is in talks with at least five other companies for the sale of up to a majority stake in Pure Foods, which has an enterprise value of about $1.8 billion, based on San Miguel estimates.

Pure Foods enjoys the biggest domestic market share in poultry (40 percent) and hotdog (63 percent). Its market share in the canned meat business is estimated at 20 percent. In the corned beef segment alone, the company has an estimated market share of 20 percent, making it the second largest player.

Over the years, Pure Foods has diversified into poultry and livestock operations, feeds and flour milling, dairy and coffee and franchise operations. Among the food brands in its portfolio are Magnolia, Pure Foods, Monterey, Star, Dari Creme, B-Meg and Pure Blend.

Its business is seen as a good fit to the Gokongweis' URC, which is also involved in a wide range of food-related businesses, including the manufacture and distribution of consumer foods, production of hogs and day-old chicks, manufacture of animal and fish feeds, glucose and veterinary compounds, flour milling, and sugar milling and refining.

San Miguel's food unit has a smaller market capitalization of P8.6 billion, less than a fifth of URC's market capitalization of P52.7 billion. Both companies are profitable but Pure Foods has the better cash flow. Pure Foods posted a record high P2.7-billion net profit in 2009 on the back of P77 billion in revenues. URC reported a net income of P2.5 billion on revenues of P50.5 billion.

The Gokongwei group is seen in a good position to buy out Pure Foods and create a dominant domestic food player through a prospective integration with URC.

Conglomerate JG Summit had a cash hoard of P18.5 billion as of end-2009. Once the initial public offering of Cebu Pacific operator Cebu Air Inc. is pursued, the conglomerate can raise as much as P10.5 billion from the sale of secondary shares as part of the IPO.

Pure Foods president Francisco Alejo III earlier said that in their search for a new investor, "the preference is really more strategic than just financial investment. They are looking at the party who can really help the company achieve its growth objectives," he said.

US-based Hormel Foods—a joint-venture partner of Pure Foods in the sausage and hotdog business since 1998—is no longer among those in live discussions with San Miguel to buy the food unit.

During the coming annual stockholders' meeting of parent San Miguel Corp., part of the agenda is to seek approval to sell down the firm's stake in core subsidiaries to below 51 percent. But prior to the sale of a substantial stake to a new partner, the San Miguel group plans to consolidate all the food brands into Pure Foods as some intellectual property rights still belonged to the parent company. This consolidation is expected to be completed in the next three months.

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